Banco de Chile





130 years
proud
to be
Banco de Chile





8º | CONCURSO NACIONAL
DESAFÍO
EMPRENDEDOR



annual
report
2023
Financial
Sustainability





130 years of history committed to Chile and its people, promoting the sustainable development of the country, companies and entrepreneurs and people's well-being.

130 years of standing with our customers, employees, suppliers, shareholders and the community in general.

130 years of planning for the future. For Chile and the new generations.

Banco de Chile | 130 años



10 FINANCIAL REPORTING
Banco de Chile's financial report issued on January 29, 2024, is included in and forms an integral part of this Annual Report. The document is available on the bank's website at www.bancochile.cl in the section 'Our Bank.'



Chairman's Message



Dear Shareholders:

It is an honor to address you once again to present the Annual Report and Financial Statements for 2023, a period in which Banco de Chile celebrated 130 years of history and enjoyed marked leadership in the industry. As in previous years, the company's solid capacity to generate earnings was noteworthy. This was reflected in net income of Ch$1,243,635 million, which is equivalent to a return on average equity of 25.1%. I would especially like to emphasize the bank's outstanding solvency, with a Basel ratio of 17.5%, which speaks to the solid foundation that will allow us to face the challenges of the economic cycle and the growing regulatory capital requirements.

Our institution's achievements are even more remarkable considering the changes that our country experienced in 2023 as a result of the macroeconomic imbalances generated during the pandemic. In particular, as I noted one year ago, the unsustainable growth of spending and liquidity, which led to levels of inflation, current account deficits and interest rates not seen in previous decades, would result in a significant reduction in Chile's growth. In this context, the GDP experienced three consecutive quarters of declines resulting in zero growth for the year as a whole. This adjustment, which was much more concentrated in consumption and investment, was a determining factor in the fall of loan volumes in real terms, affecting the growth of the industry and the bank during this period. At the same time, the weakening of the economy contributed to a significant drop in inflation of around 8 points in just over a year.

Beyond the changes that the Chilean economy experienced in 2023, we should pay special attention to the drop in potential growth. After decades of significant progress, growth has averaged only 2.4% since 2014, a rate that is below the global and even regional average. Against this backdrop, the outlook is consistent with even lower expansion for the future, as forecast by the Central Bank in the December Monetary Policy Report (IPoM), where it estimated a potential GDP of only 1.9%, in line with the 2.1% projected by the Committee of Experts convened by the Ministry of Finance. Several factors have contributed to this deterioration, including the drop in investment, a variable that has undoubtedly been affected by processes such as the downward trend in local savings influenced by the partial withdrawals of pension fund resources and the high levels of political-institutional uncertainty observed in recent years.

A steady drop in growth has a series of negative effects, harming employment opportunities, availability of goods and even the availability of sustainable financing for policies that promote the welfare of people, especially the most vulnerable members of society. Given the current context, which is marked by a deterioration in external momentum, it is even more urgent to improve the foundations that will allow for greater growth and, with it, to resume the path to becoming a developed country. In this regard, it is essential that the discussions that are taking place around possible changes to the economic, financial and institutional system be based on long-term technical criteria. History has taught us that when public policies are based on mere political and short-term motivations, they generate profound costs to the country and society as a whole. In view of the above, today, more than ever, it is essential to improve the level of economic and political discussion in the country, which

should once again be based on solid technical backing beyond any legitimate differences and points of view that may exist.

Banking will face a series of challenges that will further increase the need for continuous improvements to business models and levels of efficiency and productivity. Along with the eventual slowdown in growth, the business environment will be marked by lower levels of inflation and interest rates, with additional regulations in areas such as liquidity, capital and provisions. All of this will undoubtedly put pressure on profitability levels. We must also be aware of potential discussions and regulations in non-financial areas, such as those related to climate change. These must be efficiently and responsibly addressed, safeguarding conditions that allow the sector to continue to play a fundamental role in the country's growth and development in addition to contributing to environmental protection. It is my firm conviction that banks have tremendous opportunities to sustain and to strengthen our contribution to society.

Banco de Chile has proven that it can consistently generate value over time regardless of the ups and downs of the economic cycle. We are very proud of the fact that our return on average equity of 25.1% far exceeded the 15.4% posted by the industry as a whole in 2023, despite the negative impact of some macroeconomic factors. Along with higher profitability and solvency, the bank was recognized for achieving provision coverage over past-due loans of 274%, considering additional provisions, marking an important gap in relation to other players in the sector. All of this shows that strong earnings figures are not the result of one-off factors, but rather of solid fundamentals



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Chairman's Message



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and a strategy based on an adequate risk-return ratio whose ultimate objective is to maximize economic value over time.

In 2023, we also made significant progress on several projects that we initiated years ago, most notably the digital transformation project. The use of technology has allowed us to strengthen our customer base, maintain excellent quality levels and optimize processes and the use of physical space in the branch network. The sustained growth of the FAN Account has played an important role in this. Digital onboarding allowed this type of account to reach 1.4 million users, contributing to the foundations of the business and to financial inclusion in the country. In addition, we are constantly improving our digital channels and mobile applications, which enhance our customers' transaction volumes and experience. There is no question that these advances have been fundamental to maintaining our role as leaders in the local industry in regard to recommendation and quality of service.

In order to ensure the sustainability of our bank, we must engage in a series of efforts that transcend financial aspects. We must continue to strengthen our Environmental, Social and Corporate Governance (ESG) aspects, which have steadily gained importance in our strategy. These include a series of corporate volunteering activities, which are part of ongoing community-focused actions like the *Teletón* and our responses to the emergencies that have affected the country. On the social front, together with our continued support for entrepreneurship, we completed the first bond issue under the new ESG Bond Framework, taking another important step towards adopting international sustainability best practices. In the area of governance, we have made changes to the composition of the board of directors, achieving greater diversity and representativeness, in addition to our ongoing efforts to strengthen the governance framework under which the bank operates. Progress in these areas has been recognized by prestigious national and foreign entities, including an improved ESG risk assessment from Sustainalytics, which positions us as one of the leaders in this area both locally and regionally. Along these same lines, we have been recognized once again by Merco as one of the leading companies in Corporate Reputation in the country, and as leaders in Corporate Governance according to the study "La Voz del Mercado" organized by EY, the Santiago Stock Exchange and the Chilean Institute of Directors.

In late December 2023, Mr. Andrónico Luksic Craig left our board of directors after 50 years in the business and more than two decades as a key stakeholder in the bank's history, including a period as its Vice Chairman. Those of us who had the privilege of traveling much of this road with him deeply appreciate his dedication and vision, a fundamental part of building the Banco de Chile we know today, especially in milestones as decisive as the mergers with Banco Edwards in 2002 and Citibank Chile in 2008, among many others. His concern for excellence in his work, interest in the social environment and the role of private enterprise in building a better country, genuine dedication to all Banco de Chile employees and his tenacity in accepting and facing great challenges are values that have marked the path

that the bank has taken in one of the most successful periods of its centennial history. I would like to take this opportunity to publicly thank him for his professionalism, leadership and human touch, which I am confident will inspire those of us continuing to build the present and future of Banco de Chile. His imprint is indelible and his legacy will leave its mark for generations.

Finally, I would also like to sincerely thank the more than 12 thousand employees of Banco de Chile and its subsidiaries and acknowledge the shareholders' trust placed in the board that I have the honor of chairing.



Pablo Granifo Lavín
CHAIRMAN OF THE BOARD
BANCO DE CHILE

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A Word from Our CEO

Dear shareholders:

In a year of singular importance and significance for Banco de Chile during which we are celebrating 130 years of history, it is an honor to present the Annual Report and Consolidated Financial Statements for fiscal year 2023.

Today, 130 years after its founding on October 28, 1893, we can proudly say that the bank's commitment to promoting the development of the country and the progress of individuals and companies remains firm and alive. Carrying 'Chile' in our name is a tremendous responsibility that has required us to adapt to the country's needs and to an increasingly demanding industry, always placing our customers and employees at the center of every decision.

I would like to begin these reflections by thanking the more than 12 thousand employees of Banco de Chile and its subsidiaries for their commitment. Their effort and perseverance have allowed us to reaffirm our purpose, delivering excellent service to our customers and the community in general.

During 2023, as a hallmark of our management, sound and prudent business and risk management prevailed along with a long-term strategic vision that seeks to create sustainable value for all our stakeholders on an ongoing basis. The above, together with some transitory external effects including inflation and interest rates that remain above equilibrium levels, allowed us to perform well and once again lead the financial industry in all our management areas.

Net income for the year totaled Ch$1,243,635 million, which represented a return on average equity of 25.1%. Both figures far exceeded the results of our main competitors and the industry average. The economic value generated by Banco de Chile reached Ch$4,925,945 million in 2023. Noteworthy elements of this result include the payment to providers of financial resources (46.5%); employee salaries and benefits (11.8%), and payments to the State (income tax, property tax and others for 5.8%), among other items.

In terms of operating income, we were able to largely mitigate the impact of lower inflation by expanding commercial income by more than 11%, mainly due to higher returns on deposits, a boost in consumer loans from attractive value offerings to our customers and higher transactional and insurance commissions. I would also like to highlight the results of our Treasury, particularly in generating revenue from sophisticated financial products and services tailored to the specific needs of individuals and companies. The above, together with positive, non-recurring effects, contributed to this outstanding financial result.

During 2023, lending activity remained contained at the industry level. Together with a tight market in terms of our definitions of profitable growth, it resulted in limited growth of our loan portfolio. We posted a market share of 16.2% for commercial loans in December 2023, 39 basis points lower than at the end of 2022, in a context characterized by the negative impact of lower economic activity on the dynamism of companies. Notwithstanding the above, it is worth mentioning our active participation in the state-guaranteed financing program Fogape Chile Apoya, in which we ranked first among private banks, providing more than UF28 million to small and medium-sized companies. In the area of consumer loans, we achieved significant growth of 6.3%, increasing our market share from 18.0% in 2022 to 18.7% based on attractive offerings enhanced by a distinctive digital experience and the highest standards of service quality. Finally, our housing loan portfolio expanded by 7.8% in line with limited but sustained market growth despite the high interest rates that prevailed during the year. We achieved a 15.3% share in this product family, which is slightly higher than the previous year.

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In terms of credit risk, we outperformed the industry and our main competitors, a strength that characterizes our strategy of sustainable and profitable growth. This required constant monitoring of risk conditions, particularly in the sectors that are most sensitive to contractionary economic cycles and in a scenario of progressive normalization of excess liquidity derived from the pandemic, a process that is now coming to an end.

In terms of strategy, we made significant progress on each of our targets: customer-centricity, efficiency and productivity, and sustainability and commitment to Chile. In the first area, we made progress on digital solutions, expanding the capabilities of our remote service channels, implementing technology and advanced analytics to enhance the value offering, enabling new payment functionalities and expanding the scope of digital onboarding tools for both individuals and companies. We also promoted financial inclusion through our successful FAN Account and its family of products.

In terms of efficiency and productivity, we reengineered branch processes, significantly reduced wait and service times, increased the use of self-service tellers, consolidated digital insurance sales, promoted a new corporate purchasing model and implemented 100% digital loan applications for SME customers. These and many other initiatives allow us to continue to enhance our strategic focus on efficiency and productivity while making room for growing investment needs in technology and execution of our main strategic initiatives. Our operating expenses held steady, growing slightly above average inflation.

Our commitment to Chile is also a core part of our management and our Sustainability Policy and Strategy. We issued bonds abroad for approximately US$85 million under our ESG Financing Framework. These resources will be fully allocated to initiatives that are focused on promoting the country's sustainable development



11

and inclusive economic growth in line with the United Nations Sustainable Development Goals (SDGs) and Global Compact Chile.

We are also proud of the Women Who Inspire Program and are promoting it as an organization to spotlight and develop projects created by women microentrepreneurs and leaders of social organizations that have a positive impact on the environment and on future generations.

Timely and supportive emergency response capacity is another pillar of our commitment to the country. For example, after the forest fires that impacted the central-south part of the country in February 2023, we immediately committed resources and worked hard to build the new Colico Alto school in the municipality of Santa Juana in the Biobío Region.

I would also like to highlight our ongoing commitment to micro, small and medium-sized enterprises through our SMEs for Chile

A Word from Our CEO

Program. We have launched a series of initiatives and contests to promote a comprehensive entrepreneurial ecosystem and the prosperity of hundreds of entrepreneurs. The Education for Chile Program, which fosters continuing education and training, especially for young people and women, is also worthy of recognition.

In terms of inclusion, we are proud that we have once again taken on the challenge of supporting the *Teletón*, which is in its 45th year. This work identifies and mobilizes us as an organization, and we have once again reached our goals thanks to the efforts and volunteer work of thousands of Banco de Chile employees and donations from individuals, families, companies, institutions and civic organizations.

As part of our sponsorship program for outstanding national athletes, we were the main sponsor of Los Cóndores, the Chilean national rugby team. We accompanied them in their historic debut in the Rugby World Cup in France 2023, a milestone that highlighted the pride, passion and courage of this group of young people to wear the Chilean jersey and raise our flag in the discipline's most important event.

The financial community has recognized our work on these initiatives through various awards. We were named the best bank and one of the best companies in the country with the greatest capacity to attract and retain talent in Chile; "Best of the Best" in the Contractual category and first place in the Large Financial Institutions sector in the PROCALIDAD 2023 National Customer Satisfaction Award; and first in the Praxis Xperience Index 2023 customer experience ranking. Banco de Chile was also the only private bank in the Best Paying Companies ranking, for timely payment to our SME suppliers.

These and many other achievements marked our bank's outstanding performance in 2023, a year in which we were also able to successfully close a series of collective bargaining negotiations with labor unions, allowing us to responsibly project the future of the corporation. I reiterate my thanks to Banco de Chile's employees and invite them to continue to honor our historical commitment to the country, our customers and shareholders.

After years marked by temporary and non-recurring factors, the bank's performance—and the industry's in general—will begin to stabilize this year, with inflation approaching the Central Bank's target range and the Monetary Policy Rate gradually converging towards neutral levels.

Notwithstanding these variables returning to normal levels, economic growth will stay contained. Together with the current complexities in various social and political spheres, this represents a great challenge for all stakeholders, particularly officials and leaders, who must inspire us through their example and leadership regarding the shared purpose of building a better country for this and future generations.

However, the solidity and maturity achieved by Banco de Chile and the sustained advances implemented during the last years will allow us to face these challenges on strong footing and maintain our firm commitment to the country, people and entrepreneurship.



Eduardo Ebensperger Orrego
CHIEF EXECUTIVE OFFICER
BANCO DE CHILE

1

ABOUT Us



Banco de Chile | 130 años

About Us

Banco de Chile's tax ID number is 97.004.000-5. It is a banking corporation incorporated in the Republic of Chile in accordance with the General Banking Law. It was authorized by Resolution 132 dated September 17, 1996, issued by the Superintendency of Banks and Financial Institutions (now the Financial Market Commission). Banco de Chile's current bylaws are recorded in a public instrument dated April 9, 2012, granted by the Santiago Notary Office of Mr. Andrés Rubio Flores, which contains a summary of the minutes of an Extraordinary Shareholders' Meeting held on March 22, 2012. Banco de Chile is currently registered in the Santiago Commercial Registry on page 23,859, number 18,638 of 1996.

The bank's legal domicile is at Paseo Ahumada 251, Santiago, Chile, and its contact information is as follows:

Website: www.bancochile.cl
E-mail: ir@bancochile.cl
Contact: Pablo Mejía Ricci, Head of Investor Relations

Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks. The institution consists of the bank and the following subsidiaries: Corredores de Bolsa, Administradora General de Fondos, Corredores de Seguros, Asesoría Financiera and Socofin. The bank formed a strategic alliance with Citigroup in 2008.

Banco de Chile has played an essential role in the domestic financial industry since before the opening of the Central Bank in 1926 and the passing of the General Banking Law. It has been an important player in the stabilization of the Chilean banking system due to its solvency, profitability and contributions to the country's development. The bank has served as a fundamental pillar of economic growth and a leading benchmark in finance and business.

The bank has always been renowned for providing a wide variety of specialized non-banking loan and financial products and services including securities brokerage, mutual fund management, investment banking, insurance brokerage and collections, to all segments of the Chilean financial market. Through this, it has built long-term relationships with customers, shareholders, employees and local communities. This has been complemented by an alliance with Citigroup that gives its customers access to a broad network of services and correspondent banks abroad.

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PURPOSE

To contribute to the development of the country, its people and companies.



MISSION



We are a leading, globally–connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large.

VISION

In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general.



CORPORATE VALUES

Integrity, commitment, respect, loyalty, sound judgment, responsibility and fairness.



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NCG 461

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2023 at a Glance

In 2023 Banco de Chile consolidated its leadership position in the local banking industry in terms of net income, profitability, asset quality and operating efficiency despite the difficult economic context. The bank continued to focus on its key strategic pillars, prioritizing digital transformation, productivity enhancement and a commitment to sustainability. It also remained one of the most robust and sustainable private banks in Latin America according to the main risk rating agencies.

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The bank owns the building located at Ahumada 251, Santiago, Chile, which covers approximately 77,500 square meters and serves as the headquarters for the bank and its subsidiaries. In addition, it owns both office space and four additional buildings, where most of its executive offices are located. These owned facilities have a total area approximately 46,300 square meters.

As of December 31, 2023, Banco de Chile owned the properties where 145 of its branches and other points of sale are located, totaling approximately 108,519 square meters of office space. As of the same date, it had leased office space for 112 of its branches, with an area of approximately 42,184 square meters.

As of December 31, 2023, it owned approximately 133,425 square meters of primarily recreational facilities in Chile, which it uses to help its employees maintain a healthy work-life balance and for engagement activities.

Market Presence



2 | 21 Arica and Parinacota Region (XV)
4 | 47 Tarapacá Region (I)
9 | 58 Antofagasta Region (II)
3 | 33 Atacama Region (III)
8 | 79 Coquimbo Region (IV)
30 | 221 Valparaíso Region (V)
127 | 833 Metropolitan Region of Santiago
10 | 96 Libertador Gral. B. O'Higgins Region (VI)
12 | 95 Maule Region (VII)
3 | 37 Ñuble Region (XVI)
16 | 141 Biobío Region (VIII)
13 | 76 Araucanía Region (IX)
4 | 39 Los Ríos Region (XIV)
10 | 89 Los Lagos Region (X)
2 | 7 Aysén del Gral. C. Ibáñez del Campo Region (XI)
4 | 19 Magallanes Region and Chilean Antarctic Territory (XII)

257 branch offices
1,891 Conventional and smart ATMs

Important Milestones



Celebration of 130 years since its founding on October 28, 1893.



 17

Leader in financial results in the Chilean industry in terms of net income and profitability.

Recognized as **one of the three companies in the country with the best corporate governance in "The Market Voice 2023"** organized by EY, the Santiago Stock Exchange and the Chilean Institute of Directors.

The bank leads in service quality, placing first in the Procalidad 2023 National Customer Satisfaction Award in the Large Financial Institutions sector, as well as the Best of the Best in the Contractual category. In addition, it placed first in the "Praxis Xperience Index 2023" customer experience ranking.

1.4 million FAN account holders.

Banco de Chile ranked **first among Chilean banks in the Sustainalytics ESG Risk Ratings.**

Issuance of ESG bonds abroad for ~US$85 million under the Sustainable Financing Framework. These resources will be used for the country's sustainable development and inclusive economic growth.

Merco Talento recognized the bank as **the best financial institution and one of the best companies in the country for attracting and retaining talent**.

It was the only private bank included in the **"Best Paying Companies"** ranking for timely payment to SME suppliers organized by the Association of Entrepreneurs, Commodities Exchange and El Mercurio newspaper.



2023 at a Glance | Key Figures

FINANCIAL PERFORMANCE

Ch$**55,793**
billion in assets

Ch$**37,601**
billion in loans

Total loans

Retail Banking **64**%

Wholesale Banking **36**%



+**2.5**%
growth in total loans

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Economic value generated
Ch$**4,926**
billion



Return on average equity
25.1%

37.3%
Efficiency ratio

Net income before taxes

Wholesale Banking + Treasury **52**%

Retail Banking + Subsidiaries **48**%



Ch$**1,244**
billion in net income

CUSTOMERS

1.4 million
checking accounts



2.6 million
active customers

75.9%
net promoter score



+22%
increase in electronic funds transfers



58 million
+9% visits to public portals per month on average

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2.3 million
customers log in
to the private site
per month on average

1.4 million
FAN accounts



713
thousand customers
use loyalty program benefits

2023 at a Glance | Key Figures

EMPLOYEES



12,217
total corporate employees



10,365
Banco de Chile employees



1,852
subsidiary employees



54.2%
internal mobility



52%
women



48%
men



529,979
hours of training



90.7%
satisfaction in Climate Survey



1.4%
of the workforce has a disability

20

COMMUNITY



Ch$**7,346**
million
in social investment(*)



159,296
volunteer hours (equivalent
to 19,912 working days)

8,425
participating volunteers

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FINANCIAL EDUCATION PROGRAM



3,220
Count on Chile program
beneficiaries

50
Banco de Chile
volunteer mentors



121,081
total beneficiaries



215
community outreach
activities



45 years
working with
the *Teletón* Foundation

(*) Includes tax-exempt and non-tax-exempt donations, sponsorships, SENCE tax credits in the form of mandated and pre-contract scholarships and other activities developed to promote the Commitment to Chile and sustainability.

2023 at a Glance | Key Figures

ENVIRONMENT

Seals earned:
Huella Chile
Certification
Huella Chile
Reduction



100% renewable energy purchased as an unregulated customer and using I-REC Certificates.



+1,200 trees planted



20,000 LED lights installed for energy efficiency



-42% (203 tons as of 2023) paper consumption



-8,810 tCO$_2$e with the purchase of 100% renewable electricity

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SUPPLIERS



14 days average payments to suppliers

95.5% local supplier spending as a percentage of total procurement

6,251 total suppliers





6,100 local suppliers

Stakeholder Engagement

Banco de Chile keeps several communication channels open with its stakeholders in order to gather information, respond to questions and manage concerns regarding many issues. It also has a social media presence and special channels for managing questions and requests.

Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	• Offer excellent, integrated services, with personalized, agile and proactive customer service, in order to build long-term, trust-based relationships. • The bank keeps stakeholders informed in a timely manner through its various service channels. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	www.bancochile.cl Branches Telephone banking service 600 637 37 37 Mobile applications Newsletter: Sustainability mass mailing Social media https://cl.linkedin.com/company/banco-de-chile Twitter and Instagram: @bancodechile | @bancoedwards @ayudaBancoChile Facebook: bancodechile | bancoedwards	Ongoing Monthly Ongoing
Shareholders	• Be the best long-term investment option by maintaining a leading position and sustainable returns. • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency.	Annual general meeting Annual Report and 20-F Report Financial reporting Financial statements Financial reporting Webcasts Investor Relations: ir@bancochile.cl Website	Annual Annual Monthly Quarterly Quarterly Quarterly Ongoing
Employees	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure • Offer ongoing training and allow our employees to manage their own training processes.	Intranet E-mails Soy Del Chile app on Microsoft Teams Competency Assessment Counseling Program (Programa Orienta) My Health Program (Programa Mi Salud) Quality of Life Program Active Chile Program Point Bank Team meetings More Connected platform Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Ongoing
Community	• Promote financial education and wellbeing. • Strengthen and promote inclusion and respect for diversity for a more equitable society with greater opportunities. • Manage the business in an environmentally respectful manner. • Fill requests submitted by the media. • Support SMEs and entrepreneurs in developing their businesses.	Contact: sostenibilidad@bancochile.cl www.bancochile.cl prensa@bancochile.cl www.bancochile.cl/saladeprensa	Ongoing
Suppliers	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and enhance the effectiveness of processes for procuring goods and services. • Ensure that services are engaged and goods are acquired under market conditions.	SAP-Ariba Platform Contact: proveedores2@bancochile.cl denunciasley20393@bancochile.cl	Ongoing

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2023 at a Glance

Awards

Best Corporate Governance
The Market Voice 2023, awarded by EY, the Santiago Stock Exchange and the Chilean Institute of Directors.

ALAS20 Ranking
We placed first in the category of Sustainability Leader - Chile.

2023 Merco Companies and Leaders
We placed third in the general ranking of Companies with the Best Corporate Reputation in Chile.

Consumer Loyalty Award 2023
First place in the Banking category, awarded by ALCO and ESE Business School of Universidad de los Andes.

GenChampion
Awarded by Generation Chile to companies that contribute to the sustainable development of young people.

HuellaChile Seal for Greenhouse Gas Reduction
Awarded by the Ministry of the Environment to organizations committed to greenhouse gas (GHG) reduction.

Merco University Talent 2023
1st place in Banks and Financial Institutions and 2nd place in the overall ranking of 200 companies.

Emplea Futuro Award
Awarded by Inacap in the Large Companies Category.

Best Bank in Chile
Granted by the "Global Finance" magazine at the Best Bank Awards 2023.

Special Olympics Inclusive Seal
We placed in the Silver Category for Leadership and Unified Sport for supporting athletes who participated in the Berlin 2023 World Games.

Best Supplier Payment Award
Leader in timely payment to suppliers. Organized by the Association of Entrepreneurs, the Commodities Exchange and El Mercurio Newspaper.

Merco Talent 2023
We ranked first in Banks and Financial Institutions for the 10th consecutive year and second place in the overall ranking of 200 companies.

2023 PROCALIDAD National Customer Satisfaction Award
First place in the Large Financial Institutions sector.
Best of the Best in the Contractual category.

Merco ESG Responsibility
Fourth place in the overall ranking of the 100 Most Responsible Companies and with the Best Corporate Governance.

PXI Ranking - Praxis Xperience Index 2023
First place in the Large Financial Institutions sector in Customer Experience.

The European - Global Business Awards 2023
Innovative Digital Bank of the Year
Bank of the Year
Best Bank for Financial Inclusion
Bank of the Decade



Partnerships and Memberships



TRADE, INSTITUTIONAL AND OTHER ORGANIZATIONS

- Chilean Chamber of Construction (CChC)
- ACCIÓN Empresa Foundation
- Association of Banks and Financial Institutions (ABIF)
- Universidad Andrés Bello (Global Compact Chile)
- Social Union of Christian Business Owners, Executives and Entrepreneurs (USEC)
- Chilean Rational Business Administration Institute (ICARE)
- Instituto Libertad y Desarrollo (LyD)
- Paz Ciudadana Foundation
- Center for Public Research (CEP)

CONTRIBUTIONS TO FOUNDATIONS

- Mater Aid Corporation for Children with Kidney Disease
- Hogar de Cristo Foundation
- Las Rosas Foundation
- José Manuel Trivelli Street Work Foundation
- DEBRA Chile Foundation for Children with Epidermolysis Bullosa
- Enseña Chile Foundation
- Ronald McDonald Children's Foundation
- Desafío Levantemos Chile Foundation
- Astoreca Foundation
- *Teletón* Foundation
- Chile without Cancer Foundation

BI-NATIONAL CHAMBERS OF COMMERCE

- American-Chilean Chamber of Commerce (AMCHAM CHILE)
- Chilean-German Chamber of Commerce and Industry (CAMCHAL)
- Chilean-Chinese Chamber of Commerce, Industry and Tourism (CHICIT)

REGIONAL ORGANIZATIONS

- Valparaíso Region Business Association (ASIVA)
- Santiago Chamber of Commerce (CCS)
- Valparaíso Chamber of Production and Commerce
- Concepción Chamber of Production and Commerce
- Industrial Corporation for the Regional Development of the Biobío (CIDERE BIOBÍO)
- Foundation for the Regionalization of the Biobío (CORBIOBÍO)
- Maule Progress Council
- Municipality of Coltauco

INTERNATIONAL INITIATIVES

- Dow Jones Sustainability Index (DJSI)
- Global Reporting Initiative (GRI)
- International Swaps and Derivatives Association
- Global Compact: An Initiative of the United Nations
- Principles for Responsible Investment (PRI)
- Sustainability Accounting Standards Board (SASB)

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Banco de Chile

History

Banco de Chile is a leading financial institution in the Chilean banking industry with 130 years of history. Throughout its history, the bank has played a key role in the development of Chile's economy, its people and companies.

1893

The corporation's beginnings date back to the end of the 19th century when Banco de Valparaíso, Banco Nacional de Chile and Banco Agrícola merged to form Banco de Chile banking corporation. The bank began operating the following year with a network of 25 branches throughout the country.

1926

Banco de Chile relocated its headquarters from the former offices of Banco Nacional de Chile at Huérfanos 930 to a brand-new building at Ahumada 251.

1930

Banco de Chile overcame the economic crisis thanks to a sound capital base.

1960

Following a major earthquake and tsunami in Valdivia, it provided support for the devastated region with special loan resources to help rebuild the hardest hit areas.

THE 70s

The Chilean State Development Corporation (CORFO) became Banco de Chile's largest shareholder in 1973 as a result of a process undertaken to nationalize the banking industry. In 1975, ownership and control of the bank were transferred to private investors.

1982

Banco de Chile became international by opening a branch in New York, USA.

1983

Amidst a global and local financial crisis, authorities intervened to protect its deteriorated loan portfolio and capital base.

1986/87

Banco de Chile acquired the assets and liabilities of Banco Continental. Thirty thousand new shareholders were incorporated through "popular capitalism." Banco de Chile absorbed Banco Morgan Finanza.

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1996

Banco de Chile changed its name to SM-Chile S.A. in order to resolve the subordinated debt problem. A subsidiary of SM-Chile S.A. was incorporated and all the assets and liabilities of the former Banco de Chile including its name were transferred to it. Another subsidiary called SAOS S.A. was incorporated, which acquired its liabilities to the Chilean Central Bank.

The merger with Banco de A. Edwards was completed in 2002. Banco de Chile took over the assets and liabilities of Citibank Chile, the Chilean subsidiary of Citigroup, and partnered with Quiñenco to share ownership of LQ Inversiones Financieras S.A. In 2008.

THE 2000s

THE 2010s

Following successful capital increases, Banco de Chile's stock was included in the MSCI stock index. Banco de Chile was also listed on the Dow Jones Sustainability Index Chile (DJSI) as a result of its sustainability strategy, which strives to strengthen its commitment to the development of Chile and its inhabitants.

Mid-decade in 2014, LQ Inversiones Financieras S.A. carried out a secondary offer for Banco de Chile's shares in 2014, which reduced its interest to 51%.

In 2019, the bank prepaid the total balance of subordinated debt to the Chilean Central Bank. This contributed to a significant increase in the free float, which reached 44%.

2020/23

The bank launched several initiatives to mitigate the impacts of the public health crisis and won recognition for its support for the community during a difficult time.

The bank's first 100% digital account, the FAN Account, was successfully introduced. This digital initiative was accompanied by the opening of checking accounts for individuals, FAN Emprende for SMEs and FAN Clan for young people.

The bank's progress in sustainability has been recognized both locally and internationally.

The bank maintains its leadership in profitability, asset quality and efficiency. As part of its strategy to diversify the liability structure and finance long-term growth, the bank issued a US$500 million bond in the global market under U.S. Rule 144A/Regulation S. In addition, it published its Sustainable Funding Framework, under which two social bonds were issued in 2023.

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Banco de Chile

Banco de Chile Ownership and Stock Performance

As of December 31, 2023, the bank had 15,739 shareholders. Its main shareholder is the LQIF Group, which directly and indirectly owns 51.15% of its shares and belongs to Quiñenco S.A. and Citigroup Inc., who own 50% each.

Pursuant to a shareholders' agreement between Quiñenco and Citigroup, Quiñenco has control over LQ Inversiones Financieras S.A. and the companies directly or indirectly controlled by it. There were no significant changes in shareholdings during 2023.

Ownership and Control



LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda. (LQIF Group), subsidiaries of Quiñenco S.A., and Citigroup Inc., directly control 51.15% of the shares of Banco de Chile. Under the strategic partnership agreement between Quiñenco and Citigroup Inc. for the merger by incorporation of Citibank Chile into Banco de Chile, Citigroup Inc. accessed a shareholding in LQIF, with an initial holding of 32.96%, which it later increased to 50% of that company. An essential feature of this partnership is the agreement that Quiñenco will continue to be the controller of LQIF and the companies that LQIF directly or indirectly controls. A list of Banco de Chile's main shareholders is provided below and in Note No. 28 of the consolidated financial statements.

Twenty largest shareholders as of December 31, 2023

Shareholders	No. of Shares	% of Total
LQ Inversiones Financieras S.A.	46,815,289,329	46.34%
Inversiones LQ-SM Limitada	4,854,988,014	4.81%
LQIF Group	**51,670,277,343**	**51.15%**
Banco de Chile on behalf of State Street	5,912,541,950	5.85%
Banco Santander on behalf of foreign investors	5,218,796,247	5.17%
Banchile Corredores de Bolsa S.A.	5,093,108,613	5.04%
Banco de Chile on behalf of non-resident third parties	4,366,453,313	4.32%
Banco de Chile on behalf of Citibank New York	1,928,215,358	1.91%
Ever Chile SPA	1,888,369,814	1.87%
JP Morgan Chase Bank	1,540,646,308	1.53%
Inversiones Avenida Borgoño SpA	1,190,565,316	1.18%
Ever 1 BAE SpA	1,166,584,950	1.15%
Banco Santander Chile	1,036,254,726	1.03%
Larraín Vial S.A. Corredora de Bolsa	1,031,817,268	1.02%
A.F.P Habitat S.A. Fund A	599,181,211	0.59%
BCI Corredores de Bolsa S.A.	560,782,315	0.56%
Valores Security S.A. Corredores de Bolsa	516,827,332	0.51%
Inversiones CDP SpA	487,744,912	0.48%
A.F.P. Cuprum S.A. Fund A	486,057,153	0.48%
Santander S.A. Corredores de Bolsa Limitada	477,871,060	0.47%
BTG Pactual Chile S.A. Corredores de Bolsa	456,328,957	0.45%
Subtotal	**85,628,424,146**	**84.77%**
Other shareholders	15,388,656,968	15.23%
Total	**101,017,081,114**	**100.00%**

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Banco de Chile

Market Information

Banco de Chile shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It also trades on the New York Stock Exchange under the American Depositary Receipts (ADR) program, where one American Depositary Share (ADS) is equivalent to 200 local shares. As of December 31, 2023, the bank had issued 101,017,081,114 subscribed and paid shares, which are identified locally with the ticker "Chile" and on the New York Stock Exchange with "BCH." The bank's stock outperformed the MSCI Latam and IPSA indices, while the local and global economies were deteriorating.

The stock ended the year 2023 at a price of Ch$103.5 on the Santiago Stock Exchange.

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Banco de Chile Stock Performance (local and ADR) versus MSCI Emerging Markets and IPSA (base 100)





Banco de Chile's Stock Performance

	Closing Price	Average Price[1]	No. of Shares Traded	Total Value Traded[2]	Average Daily Value Traded
Local Share	(Ch$)	(Ch$)	(millions)	(US$ millions)	(US$ millions)
2022	**88.0**	**84.5**	**34,836.4**	**3,400.2**	**13.6**
Q1	84.2	81.7	7,904.3	790.7	12.4
Q2	83.5	85.2	10,375.4	1,054.4	17.0
Q3	85.2	85.4	10,768.0	1,010.7	16.0
Q4	88.0	85.7	5,788.7	544.4	8.9
2023	**103.5**	**88.3**	**22,109.1**	**2,326.1**	**9.4**
Q1	77.2	84.3	7,786.1	805.6	12.6
Q2	83.7	83.5	4,751.2	493.4	8.1
Q3	90.5	90.4	5,381.6	574.8	9.3
Q4	103.5	95.5	4,190.1	452.3	7.5
ADR	(US$)	(US$)	(millions)	(US$ millions)	(US$ millions)
2022	**20.8**	**19.4**	**38.7**	**745.1**	**3.0**
Q1	21.4	20.3	6.6	135.4	2.2
Q2	18.2	20.2	10.1	201.9	3.3
Q3	17.7	18.5	11.4	211.3	3.3
Q4	20.8	18.7	10.5	196.5	3.1
2023	**23.1**	**21.1**	**33.6**	**707.5**	**2.8**
Q1	19.5	20.8	11.7	242.9	3.9
Q2	21.0	20.9	8.1	168.9	2.7
Q3	20.2	21.3	7.2	152.9	2.4
Q4	23.1	21.3	6.6	142.8	2.3

Source: Bloomberg.
(1) Average price is calculated as the sum of the monetary value of each transaction, divided by the total number of shares traded in the period.
(2) Total traded volume is the sum of the prices of the transactions multiplied by the number of shares related to each price.

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Banco de Chile

Ratios per Share

	2019	2020	2021	2022	2023
Income before Taxes (Ch$)	7.6	5.8	9.6	16.7	15.0
Net Income (Ch$)	5.9	4.6	7.8	14.0	12.3
Distributable Net Income (Ch$)[1]	5.0	3.6	5.3	8.6	10.1
Price / Earnings (times)	13.6	15.8	8.5	6.3	8.4
Price-to-Book[2] (times)	2.3	2.0	1.6	1.8	2.0
Total number of shares as of December 31 of each year	**101,017,081,114**	**101,017,081,114**	**101,017,081,114**	**101,017,081,114**	**101,017,081,114**

(1) Defined as the amount that would result from deducting from net income for the year the price-level restatement of paid-in capital and reserves based on the variation in the Consumer Price Index from November of that year to November of the prior year.
(2) Includes capital, reserves, revaluation accounts and retained earnings from prior years.

Dividends

Dividends Paid

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Distributable Net Income for 2023

	In millions of Chilean pesos
Net income for the year	1,243,635
Distributable net income	1,019,914

The following table shows the dividends per share paid during the last few years corresponding to retained earnings of prior years.

No.	Type of Dividend (interim/final)	Ex-Dividend Date	Payment Date	Ch$ per Share
211	Final	March 17, 2023	March 23, 2023	8.58
210	Final	March 25, 2022	March 31, 2022	5.34
209	Final	March 19, 2021	March 25, 2021	2.18
208	Final	March 20, 2020	March 26, 2020	3.47
207	Final	March 22, 2019	March 28, 2019	3.53

At ordinary board meeting 2,918 held on March 12, 2020, Banco de Chile's board agreed that provisions for minimum dividends must be recorded for the monthly balance of net income calculated as net income for the period, plus or minus inflation adjustments to share capital and reserves according to changes in the Consumer Price Index between the previous month and November of the previous year. At the same meeting, it also agreed to keep the monthly provision at 60% of the net distributable income thus calculated.

Other Securities Issued

As of December 31, 2023, we have issued a total of Ch$10,399,879 million in debt, which include senior and junior bonds. During 2023, the bank issued securities for a total of Ch$1,224,480 million.

For more information on unsecured bonds payable, see notes 22 and 23 to the consolidated financial statements.

Risk Rating

Banco de Chile had a solid risk rating as of December 31, 2023. The institution is rated by Humphreys and Feller Rate at the national level and by Moody's and Standard & Poor's (S&P) internationally. In addition, as of December 2023, it had a BBB rating by MSCI ESG and was classified as low risk in the Sustainalytics ESG Risk Ratings.



Local Rating for Banco de Chile

Banco de Chile	Humphreys	Feller-Rate
Short-term	N 1+	N 1+
Long-term	AAA	AAA
Mortgage bonds	AAA	AAA
Bonds	AAA	AAA
Junior bonds	AA+	AA+
Shares	First class level 1	First class level 1
Outlook	Stable	Stable

International Rating for Banco de Chile

Banco de Chile	Standard & Poor's	Moody's
Foreign currency		
Short-term	A-1	P-1
Long-term	A	A2
Local currency		
Short-term	A-1	P-1
Long-term	A	A2
Outlook	Negative	Stable



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The Value We Create

Business Trends

In order to achieve our objectives, we must identify and understand the factors that may affect our performance and adapt our strategy to successfully face new challenges.

The following factors represent the main trends and changes affecting the banking business:

Social and Cultural Trends

- New political and social cycle.
- Reforms that may impact the economic and business environment.
- Global and local economic uncertainty.
- Increasing competition and regulatory requirements.
- Generational and behavioral changes of customers and workers.
- Digital transformation and adaptation to new technologies.
- Changes to company-customer relationship.
- Climate change.

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Banking Business Trends

- Positioning of digital channels as the main means of interaction with customers.
- Updating of the business model, talent management and IT strategies to adapt to the new environment.
- Increasing sustainability requirements.
- Optimization of the expense base to mitigate increased competition and regulatory changes.
- Innovations in banking solutions.
- Emergence of non-traditional competitors.

Regulation and Supervision

Chilean banks are mainly regulated by the General Banking Law and, secondarily and to the extent not inconsistent with that law, by the provisions of the Corporations Law governing publicly traded companies except for certain provisions that are expressly excluded. The main regulatory authorities for financial institutions in Chile are the Financial Market Commission (CMF) and the Chilean Central Bank.

Financial Market Commission (CMF)

The CMF is responsible for regulating, supervising and sanctioning the operations, stability and development of the Chilean financial market (composed of listed companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds), promoting the participation of market agents and ensuring public confidence. In order to achieve this goal, the CMF must have a global and systemic vision that will safeguard the interests of investors and insured agents.

In regard to the specific powers of the CMF over banking regulations, the entity authorizes the creation of new banks and has broad powers to interpret and enforce the legal and regulatory provisions applicable to banks and financial institutions. The CMF is also authorized to impose sanctions in cases of non-compliance with legal and regulatory provisions. In exceptional cases, it may appoint an interim administrator for banks with the prior approval of the Council of the Central Bank. It is also responsible for approving amendments to banks' bylaws.

The financial statements of each bank as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors. In addition, the CMF requires banks to include in the financial statements as of June 30 of each year, a review report of the interim financial information in accordance with generally accepted auditing standards in Chile.

Banks are also required to periodically provide the CMF with exhaustive information on their operations through specialized reports related to risk matters, products, debtors, transactions and distribution channels, among others.

Chilean Central Bank

The Chilean Central Bank is an autonomous agency with constitutional rank. It is subject to its Constitutional Organic Law and the current Chilean Constitution. The Central Bank is managed and administered by a five-member board of directors appointed by the President of Chile, with the prior approval of the Senate.

The legal purpose of the Chilean Central Bank is to ensure currency stability (i.e. keeping inflation low and stable over time). It must also promote the stability and efficacy of the financial system, working to ensure normal functioning of internal and external payments. The agency regulates the amount of money and credit



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in circulation, executes international exchange operations and issues monetary, credit, financial and international exchange regulations.

Securities and Exchange Commission (SEC)

As Banco de Chile has been listed on the New York Stock Exchange since January 1, 2002, it is subject to regulation and supervision by the Securities and Exchange Commission of the United States of America.

We are required to file the 20F report with the SEC, including audited financial statements as of December of each year in accordance with the IFRS as issued by the International Accounting Standards Board.

The Value We Create

Competitive Environment

The financial system in Chile is composed of several industries, among them the banking, pension funds, insurance and mutual fund industries. The banking industry is the largest, with assets representing more than 80% of GDP. It is made up of 17 banks, 16 of which are private, plus one state-owned bank, Banco Estado.

Within the banking industry, we face significant and growing competition in all the market segments in which we operate. As a universal commercial bank offering a wide range of services to all types of businesses and individuals, we face a wide variety of competitors ranging from large private sector commercial banks to more specialized niche banks. In addition, we face competition from other market players, such as non-bank leasing companies, crowdfunding, factoring and auto finance companies, mutual funds, pension funds and insurance companies in the savings products market, as well as insurance companies in the mortgage loan market. It is worth mentioning that this progressive increase in the levels of competition has been concurrent with the consolidation of the industry, mainly through mergers and acquisitions, thus giving rise to larger scale banking entities that participate in all our markets and segments. Today, banks' strategies are increasingly focused on reducing costs and improving efficiency standards in order to mitigate margin pressure and maintain their competitive position.

In this context, in recent years other non-traditional providers of financial services have emerged, such as e-commerce, local and foreign Fintechs, telecommunications companies, as well as internet and cell phone providers, and more recently some marketplaces that can generate and provide offers in the form of temporary financing directly to their customers or suppliers. These new ways of doing business are based on removing the intermediary from traditional banking services. These providers are not subject to the same regulatory capital requirements as banks and thus represent a challenge for the traditional banking sector.

In the retail segment, we compete with Chilean private sector banks and with Banco Estado. Among private sector banks, our strongest competitors in this market are Banco Santander Chile, Scotiabank Chile and BCI, which have developed diversified business strategies focused on small and medium-sized companies and the low- to middle-income segment of the Chilean population. In the wholesale market, our strongest competitors are also Banco Santander Chile, BCI, Itaú and Scotiabank Chile.

In addition, our most important competitors in the high-income segment are Banco Santander Chile and Banco Bice, which use specialized business models that provide wealth management and traditional banking services, as we do.

On the other hand, our subsidiaries compete with companies that offer non-bank financial services for higher-income individuals and for the large companies and corporate segment, such as LarrainVial, BTG Pactual, Moneda Asset and CrediCorp, whose main businesses are securities brokerage, financial advisory and wealth management services. Other commercial entities also compete in these specialized financial services markets, but are less focused on these businesses.



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The Value We Create

Banco de Chile's Strategy at a Glance

Banco de Chile's business model is inspired by the purpose of contributing to the development of Chile, its people and companies, which is aligned with its commitments to its diverse stakeholders.

Our Customers

We aim to provide the best service quality, and offer innovative, simple, safe and secure products and services that are designed to meet the aspirations of each segment, with timely, agile and proactive customer service that builds trusting, long-term relationships. To this end, we work daily to build customer service channels that are always available, allowing for fluid and timely communication, and we have employees with a vocation for customer service and digital knowledge.



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Our Employees

We are certain that our employees are a distinguishing asset and a solid competitive advantage in the industry. This is based on their commitment, dedication and excellence. Therefore, we offer merit-based development and growth opportunities, competitive compensation, and financial and wellbeing benefits. We promote a respectful, polite and collaborative working environment in a location equipped with appropriate technology and infrastructure. We have built a unique culture and identity, based on commitments, corporate values and participation in social activities, aspiring to be recognized as the best place to work and the best banking team in Chile.



Our Shareholders

We repay our shareholders' trust by maximizing the bank's value, based on responsibility, prudence and a long-term business vision. We implement our business strategy based on adequate risk management and a culture of operational excellence that allows us to project the corporation's sustainable leadership.



Our Community

We are convinced that our success is linked to the sustainable development of Chile and the community. Therefore, our commitment to society is expressed every day by our support for various initiatives to overcome adversity, through internal policies and support for emblematic charitable causes. We are committed to respect for diversity and inclusion, entrepreneurship, environmental care, equity and governance.



We have a three-dimensional strategy: Customer-Centricity; Efficiency and Productivity; and Sustainability and Commitment to Chile.

> **Customer-Centricity "To Be the Best Bank for Our Customers"** Our customers are the primary motivation for our work. They are the anchor for all our business decisions. This vocation requires offering innovative and simple value propositions, tailored to their needs throughout their lives.

> **Efficiency and Productivity "Fast, Timely, Secure and Digital"** We are convinced that efficiency and productivity are prerequisites to build an agile and modern bank and for the medium-term development of our leadership. Developing innovative, effective, automated, secure and online processes are essential to achieving progress.

> **Sustainability and Commitment to Chile "A Valued Bank, with a Solid Reputation," "A Bank that Supports Entrepreneurship"** We are committed to Chile's development and the progress of its people, working to improve their quality of life without compromising the wellbeing of future generations, while driving economic growth with environmental balance and equal opportunities.

Banco de Chile establishes medium-term objectives for each of these strategic priorities. These objectives are reviewed annually as part of its strategic planning process. It is worth mentioning that the bank bases its budgeting decisions on a one-year period (short term). It uses a three year period (medium term) for strategic objectives and financial and capital projections. Time horizons longer than three years (long term) are used for the bank's qualitative and structural definitions.

Medium-term Goals

Strategic Pillar	KPI	Medium-term Goal	Status 2023
Customer-centricity	Net promoter score	> 70.0%	75.9%
	Market share in total loans[1]	Top 2	Top 2
Efficiency and productivity	Efficiency	< 42.0%	37.3%
Sustainability and commitment to Chile	Return on capital and reserves[2]	Top 1	Top 1
	Corporate reputation	Top 3	Top 3

(1) Excludes subsidiaries abroad.
(2) Among our main competitors.

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The Value We Create

Banco de Chile's Strategy at a Glance

Resources

FINANCIAL



> Sustained profitability leadership
> Robust capital base and demand deposits
> Solid risk rating

HUMAN AND CULTURAL



> Ability to attract and develop talent
> Collaborative work culture
> Leader in risk management

ORGANIZATIONAL



> Brand value
> Sound corporate governance
> Digital banking leader
> Global presence through strategic partnership with Citigroup

SOCIAL



> Outstanding corporation reputation
> Solid supplier relationships
> Broad customer base
> Longstanding relationships with investors
> Recognized promoter of inclusion and entrepreneurship

Strategy and Value Creation

1

We are inspired by our purpose and guided by a vocation for the customer, a commitment to Chile and productivity.

2

We adapt to change through our Transformation Plan, which guides our efforts to sustain our leadership.

3

We are constantly building a distinctive culture, characterized by collaboration, leadership and team spirit.

INTEGRITY • COMMITMENT • RESPECT • LOYALTY • PRUDENCE • RESPONSIBILITY • FAIRNESS

Transformation plan

Strategic priorities

Purpose

Why

How

What

RISKS AND THE ENVIRONMENT

| SOCIAL-CULTURAL | REGULATORY | TECHNOLOGICAL |

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Drive technological evolution
Increase productivity
Accelerate digital solutions
Strengthen commercial activity
Develop skills and talent
Manage sustainability and commitment to Chile
With efficiency and productivity
With customer-centric decision making
With collaboration
Committed to sustainability and Chile
Contributing to the development of Chile its people and companies
RISKS AND THE ENVIRONMENT
ECONOMIC
ENVIRONMENTAL
COMPETITION

Stakeholders

CUSTOMERS



- **2.6 million** active customers
- **Leader in customer satisfaction** among peer banks
- **1.4 million** checking accounts
- **1.4 million** FAN account holders
- **1.2 million** debt holders

SHAREHOLDERS



- **Ch$867 bn** in dividends distributed in 2023
- **ROAE 25.1%**
- Free float **45.8%**
- **Listed on the NYSE and local stock exchanges**

EMPLOYEES



- **1st in attracting and recruiting** talent in the financial industry
- Focus on **training and engagement**
- Adaptation to **new ways of working**
- **Cultural and strategic identity**

COMMUNITY



- **Ch$7,346 million** in social investment
- **Education for Chile** program
- **45 years** of support for the *Teletón*
- Emergency response and **volunteering**

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The Value We Create

Our Transformation Plan contains the initiatives and projects that will achieve medium and long-term objectives covering six aspects: Accelerate Digital Solutions, Strengthen Commercial Activity, Increase Productivity, Drive Technological Evolution, Develop Skills and Talent, and Manage Sustainability and Commitment to Chile.

- **Accelerate Digital Solutions:** This is a core aspect that affects commerce, efficiency and technological evolution. It aims to strengthen and improve the supply of digital products and services, by optimizing processes and technological renovation in order to improve accessibility to all remote channels.

Major Developments in 2023:

> Implementation of digital onboarding of checking accounts in dollars for individual and corporate customers.
> New functionalities for web portal and mobile app for individuals and companies.
> Integration of investment functionalities on companies website.
> 100% digital adoption of CRM tools.
> Smart technologies to improve the customer experience in telephone banking.
> Significant advances in information management and data governance.
> New mobile contactless payment functionality through Apple Pay.
> Reduced product onboarding time for individuals and companies through deeper digitalization of both processes and value offerings.
> First steps in the metaverse with the goal of improving customer engagement and experience.

- **Strengthen Commercial Activity:** This aspect aims to improve our value propositions to match new trends and customer expectations, in order to sustain profitable business growth. Its projects and initiatives encompass channels, platforms, service centers and commercial dynamics, and it incorporates greater technology, efficiency, automation and simplicity into our processes.

Major Developments in 2023:

> Increase of over 10% per year in the sale of checking accounts.
> Strengthening of investment products through a new sales force management model and digitalization of processes and segmentation, allowing us to improve value offerings through new mutual funds.
> We were the first private bank in loan origination under the Fogape Chile Apoya program.
> Strengthening of brand positioning through improved loyalty programs and new digital marketing channels.
> Successful marketing campaigns focused on housing loans, driving annual originations above 60%.
> New developments in advanced analytics and AI have improved value offerings, increasing market share in consumer placements by 69 bp.
> Implementation of new predictive models that allowed us to improve customer attrition rates.



> Named best investment bank by Euromoney and Global Finance.

> Service quality: Chosen for the "National Customer Satisfaction Award" and "Best of the Best Award" by Procalidad and ranked 1st on the Praxis Xperience Index.

- **Increase Productivity:** This aspect adds to our strategic plan and is driven by identifying opportunities based on gap analysis compared to best practice, in order to demonstrate that excellence in efficiency and productivity is an indispensable requirement for leadership.

Major Developments in 2023:

> Optimization of cash management processes for SMEs.

> New digital collection services platform for self-consultation and online renegotiation.

> Reengineering of branch processes that improved wait and service times.

> Continuous improvements in commercial and systematic business productivity.

> Consolidation of digital sales of non-credit-linked insurance.

> Reduced custody and transportation costs achieved by improving related processes and vault locations.

> Change in internal management processes with new corporate purchasing model.

> Improvements in returns on time deposits through reinforced price management.

> Adoption of a new process for prioritizing investments.

- **Drive Technological Evolution:** This aspect encourages the bank's technological architecture to progressively evolve, to keep it modern, flexible, scalable and in line with leading market practices, and establish highly automated and integrated software development processes that accelerate our ability to implement digital transformation.

Major Developments in 2023:

> New technologies and self-service infrastructure in branches to improve the customer experience.

> Progress on the implementation of our multi-cloud strategy, which is designed to drive innovation, time-to-market of value offerings and productivity levels.

> First stage in the modernization of our core banking platform and upgrade of our core derivatives management system, both in cloud infrastructure.

> New CRM for the retail and SME segments, with a 360° vision and simplified processes.

> Implementation of experimental generative AI initiatives to increase productivity in software development and support the sales force.

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- **Develop Skills and Talent:** This aspect develops cultural and behavioral changes with the objective of addressing new situations and approaches to employee engagement and relationships among employees. It aims to encourage cultural transformation, collective practices and individual behaviors based on the bank's values, cooperation attributes and intangible aspects.

Major Developments in 2023:

> New training programs for the development of adaptive, managerial and leadership skills, work ethics and collaboration.

> Strengthening the narrative and managerial accountability with the corporate cultural and strategic pillars.

> Development of distinctive skills related to our identity and strategy and technical skills through the Leadership School, the Business Academy and the Technology Academy.

> New integration and bonding practices, reinforcing our good interpersonal relationships, mutual respect and collaboration.

The Value We Create

- Implementation of the "More Connected" platform, with solutions for employees that positively impacted satisfaction, productivity and engagement.
- Shortening of work week to 39 hours and flexibility through remote work, which has had a positive impact on employees' quality of life.
- Merco Talent Award: We ranked first in attracting and retaining talent among Chilean banks for the tenth consecutive year.

- **Manage Sustainability and Commitment to Chile:** This is a core aspect that affects all the dimensions of the Transformation Plan, covering : diversity, inclusion, education and entrepreneurship, emergency response, contribution to the environment, and sustainable management. It requires communication that reinforces corporate values and culture, manages stakeholders and builds alliances with expert foundations and public and private organizations.
  Major Developments in 2023:
  - Support actions to assist customers and communities affected by forest fires, rains and floods.
  - Deployment of actions to support women and SMEs through the 3rd Women Who Inspire Program and the 8th edition of the National Entrepreneurial Challenge Contest.
  - Implementation of corporate volunteering activities aimed at supporting social and educational organizations and senior citizen communities.
  - Strengthening of labor relations based on five collective bargaining agreements successfully negotiated in advance.
  - Progress in the incorporation of ESG methodologies and criteria for the categorization of the loan portfolio.

- Training on sustainable finance and climate change impacts in the banking industry for management levels.
- Issuance of approximately US$85 million in ESG bonds under the Sustainable Financing Framework to finance women-led enterprises.
- Implementation of the "100% Digital Insurance for Greener Plazas" campaign. Planting of native trees and shrubs in squares and parks throughout the country.
- Continuation of our strategy to promote inclusion. (i) 45 years of support for the *Teletón*, (ii) contribution to the Chilean Special Olympics Foundation, (iii) launching of the VI version of Expo Inclusión and (iv) hosting the Banco de Chile Chilean Open.
- Strengthening of information and awareness campaigns for customers and the community on new cybersecurity threats and digital fraud.
- Partnership between Banchile and Políglota to teach responsible investing and help employees learn English in a different way.
- Improvement in Sustainalytics ESG Risk Rating, achieving the best score in the local industry.
- Ranked 4th out of 100 companies in ESG based on our commitment to Chile's sustainable development.



The bank has a 2024 investment plan that totals approximately Ch$94,850 million. Technology accounts for 81.5% of that amount and physical infrastructure projects account for the remaining 18.5%. This plan is in line with our medium-term strategic priorities regarding our quest to steadily improve efficiency and customer service. These capital expenditures will mainly be financed with cash on hand and long-term debt.

Business Units

Banco de Chile provides all segments of the Chilean financial market with a wide range of specialized loan and financial products and services.

Its business and value propositions are divided into four business units, given its diversity of customers, ranging from individuals to private banking customers and from micro-entrepreneurs to large corporations.

Banco de Chile serves its customers through various sales channels, face-to-face (branches), via telephone banking and using digital tools (web and mobile applications). The main brands under which it markets its products are Banco de Chile and Banco Edwards, and they have no relevant patents to report. In addition, certain subsidiaries use the Banchile brand.

The entity has an agreement in place for the use of the "Banchile" trademark. Banco de Chile authorized Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. to use the Banchile





45

trademark in the names of insurance products for distribution in the bank's channels. This agreement is effective for 15 years beginning June 4, 2019.

Additionally, there is a license agreement for the use of certain trademarks of Citigroup Inc. which was entered into on November 29, 2019, and replaced a previous one dated October 22, 2015. This agreement in turn replaced the license agreement entered into in December 2007. By virtue of this agreement, Citigroup Inc. grants a license to Banco de Chile for the free and non-exclusive use of certain of its trademarks within the territory of Chile. The term of the license agreement is subject to the term of the Cooperation Agreement entered into between Banco de Chile and Citigroup Inc. dated October 22, 2015, effective January 1, 2016. The term of the latter contract is two years, and it is renewable; the last renewal began on January 1, 2024, and is also to last for two years.

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4.3
6.1.vi
6.2.i
6.2.ii
6.2.v
6.2.vi
6.2.vii

The Value We Create



Banco de Chile

Retail Banking

Individuals and SMEs

Individuals and micro-entrepreneurs

Small and medium-sized companies with annual sales up to UF70,000.

Wholesale Banking

Large Companies

Chilean companies with annual sales between UF70,000 and UF3,000,000.

Corporations

Chilean companies with annual sales over UF3,000,000.

Special Business

Real estate and construction

Family offices

Treasury

Treasury

Institutional customers

Corporate customers and large companies

Private and preferred banking customers

Subsidiaries

Banchile

General fund management

Stock brokerage

Insurance brokerage

Financial advisory services

Collection services (Socofin)

46

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6.2.i

6.2.vii

Retail Banking

This business unit offers financial solutions to students, workers, the self-employed and retirees, middle-income and high net worth individuals, as well as micro, small and medium-sized companies with annual sales of up to UF70,000.

The value offering is characterized by its differentiation, recognizing customer preferences for interacting with the bank, whether in person or digitally, and according to their needs for products and services, from the simplest to the most sophisticated.

This division's financial products and services include checking accounts, debit accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, time deposits, savings instruments and foreign currency services, through a network of branches operating under the "Banco de Chile" and "Banco Edwards" brands.



Wholesale Banking

Wholesale Banking offers products and services to companies with annual sales that exceed UF70,000, which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies.

It has a wide range of products including short- and long-term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leasing and long-term syndicated loans, as well as investment banking services offered by the subsidiary Banchile Asesoría Financiera S.A., such as advisory services for mergers, acquisitions and debt restructuring. It also offers cash management services, including payment services (payroll, suppliers, pensions, dividends, etc.), collection services and connections to international fund transfer networks, current account and deposit products, fund administration, treasury and investment management, derivative contracts, insurance brokerage, among other services tailored to each customer's needs.

Banco de Chile's Wholesale Banking Division is structured into three business units by customer segment: Large Businesses, Corporate and the Special Business Unit.



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The Value We Create



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6.2.i

Large Companies

Products and services aimed at domestic companies with annual sales between UF70,000 and UF3,000,000. These entities are divided into three sub-segments based on the level of customer sales. The bank has teams of executives who specialize in different areas and products that guarantee proactive and comprehensive customer service.

It offers traditional lending products and specific products such as leasing, factoring, foreign trade, and cash management services like checking account management, payments and collections. Its value proposition is complemented by treasury and investment products and financial advisory services.

Corporate Banking

This unit offers products and services to domestic companies with annual billing of over UF3,000,000, with a specialized service model segmented by sector. It also offers products and services to multinational companies that maintain a global relationship with Citibank NA. The main subsegments are: Financial Institutions, Large Retailers, Natural Resources, Infrastructure and Public Sector, Concessions and Multinationals.

The Corporate Banking Division offers checking accounts, lending products, transactional banking services, payments, collections, financial risks coverage, representation and asset custody, investment banking products, capital markets products, foreign exchange transactions, advisory services for initial public offerings, capital increases, sales and purchases of blocks of shares, private capital placements, public share tenders, mergers and acquisitions, company valuations, bond issuances, and syndicated loans.

Special Business

Banco de Chile serves clients in the real estate and construction sectors through a highly specialized value proposition and a customer service model with executives who are experts in the field. It serves high net worth family office customers with professionalized management structures, who require a value proposition with cash management products and investment services, as well as structured finance and derivative products. Account executives for traditional financial products and the Banchile Inversiones team play a very important role in their customer service model.

Treasury

Banco de Chile's Treasury manages a wide range of financial services for customers including foreign exchange brokerage, forward contracts, interest rate swaps, repurchase agreements and other investment products based on bonds, mortgage bonds and deposits.



Banco de Chile | 130 años

In addition, it centrally manages currency, interest rate and term mismatches, ensures that liquidity is sufficient, manages the investment portfolio and brokers fixed-income, foreign exchange and derivative instruments. It manages interest rate mismatches with the aim of securing suitable and diversified sources of finance.

Treasury is also responsible for: (i) issuing short and long-term senior bonds and long-term subordinated bonds in Chile or abroad, (ii) supervising compliance with regulatory limits that apply to deposits, technical reserves, maturities and mismatched exchange rates, (iii) supervising compliance with margins defined by regulatory limits, and risk limits for interest rate, currency and investment mismatches. It monitors the bank's cost of funds by benchmarking it with the rest of the local financial system and financing alternatives in Chile or abroad.

Subsidiaries

Banco de Chile's subsidiaries have a value offering for current and potential customers with specialized financial products and services such as stock and currency brokerage; mutual fund and investment fund management; general and life insurance brokerage; financial advisory and investment banking and collection services.

Banco de Chile's subsidiaries operate under the Banchile brand with the exception of Socofin. The services and products offered by each of them are listed below:

< 49 >

Banchile Administradora General de Fondos	Banchile Corredores de Bolsa	Banchile Corredores de Seguros	Banchile Citi Global Markets (Financial Advisors):	Socofin
This subsidiary is the largest fund manager (AGF) in Chile, with more than US$14 billion in assets under management and 21.9% market share in mutual funds.	This subsidiary is the largest stock broker in Chile. It provides equities and fixed-income brokerage and currency exchange services to individuals and companies through the bank's network of branches and remote channels.	This subsidiary provides life and casualty & property general Insurance a wide distribution network, and has a broad range of fully online insurance contracts. It provides a competitive offering of individual and group policies and provides advice to customers.	This subsidiary provides investment banking services to corporate customers, which includes advising on mergers, acquisitions, liability restructuring, debt and equity issuances, project financing and strategic partnerships.	This subsidiary is responsible for the bank's collection and restructuring processes, with more than 20 years of relevant experience.

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6.1.i
6.2.i
6.2.vii

The Value We Create

Sustainable Financing Framework

Banco de Chile is building a sustainability culture by adopting internal policies, mechanisms and processes that progressively embed ESG principles. Banco de Chile established a Sustainable Financing Framework in 2022 within its Sustainability Strategy, which reaffirms its commitment to Chile and to contributing to the development of Chile and its people.

This Framework is aligned with the International Capital Markets Association (ICMA) 2021 Sustainable Bond Guidelines, the 2021 Green Bond Principles (GBP), the 2021 Social Bond Principles (SBP), as well as the Loan Market Association (LMA) 2021 Green Lending Principles and 2021 Social Lending Principles.

The Sustainable Financing Framework has eligibility criteria for eight social and environmental areas and is referred to for any green, social or sustainable financing from Banco de Chile.

50

SASB

FN-CB-410a.2



Sustainable Development Goals (SDG)

Eligibility Criteria	Alignment with SDGs
Financing for micro, small and medium-sized businesses and women-owned businesses	
Financial education	
Basic infrastructure	
Low-income housing	
Energy efficiency	
Renewable energy	
Sustainable buildings	
Clean transportation	

Banco de Chile | 130 años

Corporate Governance

Banco de Chile adheres to principles that regulate its Corporate Governance, with the objective of creating sustainable value for the bank and its stakeholders. These principles are described in Banco de Chile's General Corporate Governance Principles, approved by its board of directors and published on its website [1] and in various internal policies, standards and procedures.

These principles are self-regulatory and guide the board of directors and the management of Banco de Chile, all its employees and its subsidiaries' employees. They are based on the bank's by-laws [2], code of conduct [3], recommendations from international organizations and on relevant laws, such as the General Banking Law, the Corporations Law, the Securities Market Law and regulations issued by the Chilean Central Bank and the Financial Market Commission (CMF).

The bank has internal self-regulation mechanisms to ensure compliance with current regulations and sustained adherence to Banco de Chile's corporate values while creating value for shareholders, customers, employees, the community and the market in general. In this regard, Banco de Chile adheres to the "Manual of Conduct and Best Practices" prepared by the Association of Banks and Financial Institutions, which is available on the institutional website www.bancochile.cl. In 2017, Banco de Chile adhered to the United Nations Global Compact, which focuses on the following themes: human rights, labor relations, the environment and the anti-corruption.

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2-15

2-23

2-24

NCG 461

3.1.i

3.5

3.7.iii

3.7.iv

6.1.iii

6.1.iv

1/ https://portales.bancochile.cl/nuestrobanco/en/corporate-governance/general-principles-of-corporate-governance/corporate-values

2/ https://portales.bancochile.cl/nuestrobanco/en/corporate-governance/general-principles-of-corporate-governance/bylaws-and-shareholders-meetings

3/ https://portales.bancochile.cl/nuestrobanco/en/corporate-governance/general-principles-of-corporate-governance/code-of-professional-conduct

Note: Issues related to its sustainability strategy and ESG management, such as policy approvals, are reviewed at least quarterly by the board of directors and addressed by the Sustainability Committee chaired by the Chief Executive Officer.

Corporate Governance

Banco de Chile and Subsidiary Committees

NCG 461

3.1

Board Committees

Directors' and Audit Committee	Portfolio Risk Committee	Board of Directors Credit Committee	Finance, International and Market Risk Committee	Corporate Committee for the Prevention of Money Laundering, Financing of Terrorism and Proliferation of Weapons of Mass Destruction	Superior Operational Risk Committee	Leasing Committee	Factoring Committee	Banchile Corredores de Seguros Limitada Executive Committee	Capital Management Committee

Senior Management Committees

Senior Management Committee	Financial Reporting Disclosure Committee	Ethics Committee	Operational Risk Committee	Quality Committee	Sustainability Committee	Internal Modeling Technical Oversight and Development Committee	Investment and Expense Committee	Project Approval Committee	Model Risk Management Committee

Banco de Chile and Subsidiary Structure

Senior Management

Corporate Divisions and Subsidiaries

Business	Control	Support	Subsidiaries
Commercial	Financial Reporting, Control and Productivity	Marketing and Digital Banking	Banchile Administradora General de Fondos S.A.
Corporate	Wholesale Credit Risk	People and Organization	Banchile Corredores de Bolsa S.A.
Treasury	Retail Credit Risk and Global Risk Control	Operations and Technology	Banchile Corredores de Seguros Limitada
		Legal	Banchile Asesoría Financiera S.A.
	Global Compliance		Socofin S.A.
	Controller		
	Cybersecurity		

Corporate Governance

Board of Directors

The board is the bank's highest corporate governance authority. Among Its most important functions are to establish strategic guidelines, approve policies and procedures designed to comply with the objectives of the corporate governance system, and appoint the Chief Executive Officer.

The board consists of eleven directors and two alternate directors. The complete board is elected every three years at the annual general shareholders' meeting in accordance with the Corporations Law and the bank's bylaws. The latest board elections took place in March 2023 at the annual general shareholders' meeting, the bank's maximum decision-making authority. At the aforementioned meeting, Mrs. Ana Holuigue Barros, Mr. Jaime Estévez Valencia and Mr. Paul Fürst Gwinner were elected as independent directors, the first two as directors and the third as first alternate director. Due to the resignation from the board of directors of Vice Chairman Andrónico Luksic Craig effective December 29, 2023, the board appointed Mr. Patricio Jottar Nasrallah as director and Mr. Francisco Pérez Mackenna as vice chairman of the board of directors. Both appointments were effective as of the aforementioned date.

Alternate directors are actively involved in the bank's corporate governance by participating in board meetings and as members of various board committees. Mr. Fürst is a member of the Board of Directors Credit Committee, the Portfolio Risk Committee and the Capital Management Committee, while Ms. Sandra Guazzotti is a member of the Board of Directors Credit Committee and the Senior Operational Risk Committee.

When new directors take office, they go through an orientation process in which various bank division leaders participate, providing information on the role, main applicable regulations, the bank's bylaws, director responsibilities, and other matters.

The board meets twice a month, except in February, when it holds only one meeting. Extraordinary meetings may be called by the chairman independently or at the request of one or more regular directors.

The matters discussed by the board at its meetings include internal control, auditing, business deals, sustainability and social responsibility issues. In addition, the corporate policies that guide Banco de Chile's Corporate Governance are regularly submitted for review and approval. The main policies approved by the board of directors are set forth in Banco de Chile's General Corporate Governance Principles. In addition, the board of directors is periodically informed of the activities, actions and decisions taken in the Board Committees and the earnings of the subsidiaries.

The Chief Executive Officer regularly attends the meetings of the board of directors. The senior executive responsible for each division updates the board of directors at least annually on the performance, development, activities, initiatives and management of the various corporate divisions of Banco de Chile.

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3.2.v
3.2.vi
3.2.x





Events that may have a material effect on the bank's results and operations are reported to the board through the Chief Executive Officer or a division manager, if applicable. Such information is also reported to the appropriate entity. The Audit Report is submitted monthly to the Directors' and Audit Committee (DAC). The committee chairman also informs the board of the matters discussed at the respective DAC session.

As stated in the General Corporate Governance Principles, each year the board of directors evaluates its performance as an entity based on the scope and rating methods determined by the body in advance.

In addition, in 2023, advisors and specialists gave presentations to the board on the national and international economy and on relevant legal changes.

Banco de Chile has a Board Operating Procedure that was approved by resolution of the board of directors. This procedure reinforces and complements certain formal requirements and procedures established by law and the bank's bylaws. It outlines the information that each director must receive for each meeting at least 48 hours in advance; the chairman's duty to prepare an annual board agenda for the respective calendar year; the responsibilities of the General Counsel as board secretary; procedures for the preparation, custody and forwarding of the board minutes to the Financial Market Commission; and the procedure for carrying out the resolutions contained in the board minutes.

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2-16
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NCG 461
3.2.ix.a
3.2.ix.b
3.2.x

CORPORATE MESSAGES | 1 ABOUT US | 2 ECONOMIC AND FINANCIAL PERFORMANCE | 3 CUSTOMERS | 4 EMPLOYEES

Corporate Governance

Banco de Chile has information systems that allow each member of the board of directors secure, remote and ongoing access to minutes and documents necessary to participate in each board meeting in an informed manner, as well as to the agenda or documents detailing the matters to be discussed at the meetings.

As part of its field and regional visits, including visits to the bank's branches and facilities, the board held an extraordinary meeting in June 2023 in the city of Antofagasta and in October of the same year in the city of Talca. These extraordinary sessions were also attended by the bank's Chief Executive Officer, division managers and senior executives. On these occasions, Banco de Chile's board of directors had the opportunity to interact with managers, employees, customers and other local stakeholders and to discuss the bank's operations and performance.

GRI
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2-17

NCG 461
3.2.vii
3.2.viii
3.2.xi
3.2.xii.a
3.2.xii.b
3.2.xii.c
3.2.xii.d

Pursuant to the provisions of General Rule No. 450 of November 17, 2020, of the Financial Market Commission, the bank has a technological system that allows directors to exercise their right to attend board meetings remotely and free of charge. This system is at the disposal of the directors, the Chief Executive Officer and the secretary of the board of directors or the person acting in his or her stead.

Regarding business or operational continuity, it is important to emphasize that Banco de Chile has a Business Continuity Policy approved by its board of directors. This policy, which applies to the entire bank and its subsidiaries, establishes the global framework for the management of business continuity in Banco de Chile and its subsidiaries and sets the guidelines of the continuity model, safeguarding employees, scenarios, tests and exercises, maintenance and updating, monitoring, reporting and training. Under the aforementioned policy, the board of directors' responsibilities include offering a mechanism for periodically and adequately being informed of the entity's work in the area of business continuity.

In regard to the board's knowledge of environmental, social and governance (ESG) matters, at least every four months, the Chief Executive Officer or the representative of the bank's Corporate Affairs and Sustainable Development Department reports to the board on sustainability management highlights and progress made on environmental and social matters. For its part, Banco de Chile's board of directors reviews the policies related to ESG matters at least annually.

In January 2023, the Corporate Affairs and Sustainable Development Department presented information to the board of directors on topics such as ESG standards, community relations and environmental preservation. In July, the aforementioned division and the Institutional Relations Department presented to the board on the bank's progress on ESG measures and work in the area of sustainability management. Finally, in November 2023, the Corporate Affairs and Sustainable Development Department offered a presentation on various ESG aspects, initiatives and activities. In addition, the Chief Executive Officer reported to the board on several occasions in the context of key aspects of its work related to ESG. These included the progress made on the ESG rating, the launching and execution of the Blue Commitment for Chile campaign, the National Entrepreneurial Challenge Contest and the bank's participation in Expo Inclusion.

The Banco de Chile Sustainability Policy has been approved by its board of directors. Its main purpose is to establish the framework

for the bank's sustainability strategy and work on ESG criteria, establishing the guiding principles for the decisions to be made during each period. In addition, various policies approved by the board of directors complement the bank's sustainability strategy, including the Environmental Sustainability Policy; the Inclusion, Non-Discrimination and Respect for Diversity Policy; the Social and Charitable Donations Policy; and the General Corporate Governance Principles. In addition, Banco de Chile has a Sustainability Committee, a senior management entity which, in accordance with its own bylaws, is responsible for analyzing and identifying challenges and sustainability requirements in business strategies based on actions in the environmental, social and corporate governance areas.

The bank's Environmental Sustainability Policy was ratified by the board of directors in March 2023, while the Fiscal Sustainability Policy was ratified by the board in July 2023. The updates to the Sustainability Policy, the Environmental Sustainability Policy and the Inclusion, Non-Discrimination and Respect for Diversity Policy were approved by the board in August 2023, when the new Community Engagement Policy was also approved.



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Corporate Governance

Board Expenses and Compensation

Board Member	Compensation		Board Attendance Allowance		Committee and Subsidiary Board Attendance Allowance(1)		Advisory Services		Total	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
Pablo Granifo Lavín	679(2)	691(2)	65	79	421	370	-	-	1,165	1,140
Jaime Estévez Valencia	70	64	35	43	132	102	-	-	237	209
Raúl Anaya Elizalde	70	64	35	41	123	94	-	-	228	199
Andrónico Luksic Craig	210	193	12	13	-	-	-	-	222	206
Francisco Pérez Mackenna	70	64	32	41	111	91	-	-	213	196
Paul Fürst Gwinner	70	64	32	39	94	67	-	-	196	170
Andrés Ergas Heymann	70	64	32	37	93	74	-	-	195	175
Ana Holuigue Barros	53	-	27	-	115	-	-	-	195	-
Hernán Büchi Buc	70	64	35	38	87	71	-	-	192	173
Sandra Guazzotti	70	64	35	37	84	59	-	-	189	160
Jean-Paul Luksic Fontbona	70	64	24	20	-	-	-	-	94	84
Julio Santiago Figueroa	-	-	-	-	-	-	-	-	-	-
Sinead O'Connor	-	-	-	-	-	-	-	-	-	-
Alfredo Ergas Segal	17	64	7	43	37	129	-	-	61	236
Other subsidiary directors	-	-	-	-	160	147	-	-	160	147
Directors	**1,519**	**1,460**	**371**	**431**	**1,457**	**1,204**	**-**	**-**	**3,347**	**3,095**

(1) Includes fees paid to members of the Banchile Corredores de Seguros Limitada Executive Committee in the amount of Ch$17 million (Ch$16 million in 2022).
(2) Includes Ch$470 million (Ch$498 million in 2022) for incentives based on compliance with the Bank's performance targets. The Directors' and Audit Committee is responsible for determining the degree of compliance.
Fees paid to board advisors were Ch$8 million (Ch$7 million in 2022).
Travel, travel expenses and other total Ch$111 million (Ch$95 million in 2022).



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NCG 461
3.2.i
3.2.ii
3.2.iii
3.2.xiii.a
3.2.xiii.b
3.2.xiii.e
3.3.iii
3.3.v

Board Members

Pablo Granifo Lavín
CHAIRMAN



Francisco Pérez Mackenna
VICE-CHAIRMAN



Julio Santiago Figueroa
VICE-CHAIRMAN



Hernán Büchi Buc
DIRECTOR



Raúl Anaya Elizalde
DIRECTOR



Andrés Ergas Heymann
DIRECTOR





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3.2.iv

Jean-Paul Luksic Fontbona
DIRECTOR



Jaime Estévez Valencia
INDEPENDENT DIRECTOR



Ana Holuigue Barros
INDEPENDENT DIRECTOR



Sinéad O'Connor
DIRECTOR



Patricio Jottar Nasrallah
DIRECTOR



Paul Javier Fürst Gwinner
ALTERNATE DIRECTOR



Sandra Guazzotti
ALTERNATE DIRECTOR



Andrónico Luksic Craig
VICE-CHAIRMAN



Mr. Andrónico Luksic Craig resigned as director and vice chairman effective December 29, 2023.

Corporate Governance

DIRECTOR	Role within Banco de Chile	Other roles	Experience, knowledge and profession
Pablo Granifo Lavín Nationality: Chilean Gender: Male	Mr. Granifo was reelected chairman of our board of directors in 2023. He has held that position since 2007.	Mr. Granifo is also: Chairman of the board of Banchile Administradora General de Fondos S.A. Chairman of Banchile Asesoría Financiera S.A. Chairman of Socofin S.A. Chairman of the Banchile Corredores de Seguros Limitada Executive Committee Chairman of Quiñenco S.A. Chairman of Viña San Pedro Tarapacá S.A. Board member of: Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A., Cervecera CCU Chile Limitada, Compañía Sudamericana de Vapores S.A. and the Association of Banks and Financial Institutions (ABIF).	He was CEO of Banco de Chile from 2001 to 2007, and CEO of Banco A. Edwards from 2000 to 2001. He was also Corporate Manager of Banco de Santiago from 1999 to 2000 and Commercial Manager of Banco de Santiago from 1995 to 1999. He holds a degree in Business Administration, Pontificia Universidad Católica de Chile.
Andrónico Luksic Craig Nationality: Chilean Gender: Male He is the brother of Jean Paul Luksic Fontbona.	Vice Chairman of the Board Reelected director and vice chairman of the Banco de Chile board of directors in 2023. He held those roles from 2002 until he resigned effective December 29, 2023.	Mr. Luksic is: A board member of Antofagasta plc and Antofagasta Minerals. Mr. Luksic was also: Chairman of Compañía Cervecerías Unidas S.A., Vice Chairman of Company Sudamericana de Vapores S.A. (CSAV S.A.) and Invexans S.A., positions he held until his resignation effective December 29, 2023.	He is a member of the International Business Leaders Advisory Council of the Mayor of Shanghai, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal and the Chairman's International Advisory Council of the Americas Society. Mr. Luksic is also Trustee Emeritus of Babson College and a member of the Harvard Global Advisory Council, the Columbia University World Projects President's Council, the International Advisory Board of the Blavatnik School of Government, the Advisory Board of the Tsinghua and Fudan business schools in China, and the International Advisory Council of the China Investment Corporation.
Julio Santiago Figueroa Nationality: Argentinean Gender: Male	Vice Chairman of the Board Reelected director and vice chairman of the board of Banco de Chile in 2023, a position he has held since 2018.	Mr. Figueroa is also: Member of the Argentine Business Association (AEA), the Business Council of Latin America (CEAL) in Argentina, the Young President Organization (YPO) in Argentina and the Institute for Business Development in Argentina (IDEA).	Mr. Figueroa has served in various executive positions at Citi since 1994. Among other positions, in 2015 he was appointed CEO of Citi Argentina, in January 2017 he became Southern Cone Head and CIB Southern Cone Head, and in January 2020 his role was expanded to South America ex Brazil Cluster Head (LAS). He was appointed CEO for Latin America in September 2023. Mr. Figueroa received his MBA in finance from CEMA University in Buenos Aires and a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (UCA) in Buenos Aires.

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NCG 461
3.2.i
3.2.iv

DIRECTOR	Role within Banco de Chile	Other roles	Experience, knowledge and profession
Francisco Pérez Mackenna Nationality: Chilean Gender: Male	Vice Chairman of the Board Board member since 2001 and reelected in 2023. Appointed vice chairman on September 28, 2023, effective December 29, 2023.	Mr. Pérez is also: Chairman of Compañía Cervecerías Unidas S.A. A member of the Banchile Corredores de Seguros Limitada Executive Committee. Prior to 1991, Mr. Pérez was CEO of Citicorp Chile and also was vice president of Bankers Trust in Chile. He has served as Chief Executive Officer of Quiñenco S.A. since 1998. Chairman of the board of Compañía Sud Americana de Vapores S.A. Chairman of the board of directors of Empresa Nacional de Energía Enex S.A. and of Enex Corp Ltd (UK). Chairman of the board, Invexans S.A. Chairman of the board, Tech Pack S.A. Chairman of LQ Inversiones Financieras S.A.	He was CEO at Compañía Cervecerías Unidas S.A., where he is currently chairman. He is a director of Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Cervecera CCU Chile Ltda., Inversiones y Rentas S.A., Nexans, Viña San Pedro Tarapacá S.A., Sociedad Matriz SAAM S.A., and Hapag-Lloyd. He holds a degree in business administration from Pontificia Universidad Católica and an MBA from the University of Chicago.
Hernán Büchi Buc Nationality: Chilean Gender: Male	Director Board member since August 2019 and reelected in March 2023.	Mr. Büchi is also: Founder and advisor of Instituto Libertad y Desarrollo. Chairman of the board of directors of Universidad del Desarrollo. Director, Quiñenco S.A.	Previously, he held multiple public positions such as Minister of Finance (1985-1989), Superintendent of Banks, Minister of Planning and Undersecretary for Health. He holds a degree in civil mining engineering from Universidad de Chile and a master's degree from Columbia University.
Raúl Anaya Elizalde Nationality: Mexican Gender: Male	Director Board member since September 30, 2020 and reelected in 2023.	Mr. Anaya is also: Chairman of the board, Citibanamex Seguros S.A. de C.V. Chairman of the board, Citibanamex Pensiones S.A. de C.V. in Mexico. Chairman of the board, Citicorp Merchant Bank Ltd., Trinidad & Tobago. Chairman of the board, Citibank (Trinidad & Tobago) Ltd.	Mr. Anaya has served in various executive positions at Citi for 33 years. Among many other positions, he held executive roles in AML, consumer banking and global retail banking. He also served as chairman of the board of directors of most of Citi's financial entities and subsidiaries in Central America. He was previously a director at Banco de Chile from January 2008 until he resigned in 2013, and was reelected on September 24, 2020. Mr. Anaya has a degree in business administration from Universidad de La Salle in Mexico.

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Corporate Governance

DIRECTOR	Role within Banco de Chile	Other roles	Experience, knowledge and profession
Andrés Ergas Heymann Nationality: Chilean Gender: Male	Director Board member since 2017 and reelected in March 2023.	Mr. Ergas is currently chairman of the board of directors of Nomads of the Seas, Todo Moda, Isadora and Inersa 1. He has also served on the boards of Hotel Plaza San Francisco Kempinski, BMW Chile, Inmobiliaria Paidahue, Mitsubishi Motors and Dina Trucks Co. He was the founding chairman of the Association of Factoring Companies.	Previously, he was an advisor to the Banco de Chile board from August 2014 until his appointment as director. Mr. Ergas was also chairman and CEO of Banco HNS, chairman of the board of Compañía General de Leasing and vice-chairman of Factoring Finersa. He was also on the board of Banco de A. Edwards. Mr. Ergas has a degree in business administration from Universidad Diego Portales de Chile.
Jean-Paul Luksic Fontbona Nationality: Chilean Gender: Male He is the brother of Mr. Andrónico Luksic Craig.	Director Board member since 2013 and reelected in March 2023.	Mr. Luksic is: Chairman of the board of Antofagasta plc (United Kingdom). Chairman of the board of Antofagasta Minerals S.A. Vice Chairman of the board, Quiñenco S.A. Vice President of Sociedad Matriz SAAM S.A. Director of the Mining Council.	Mr. Luksic holds a B.Sc. degree in Management and Science from the London School of Economics and Political Science.
Jaime Estévez Valencia Nationality: Chilean Gender: Male	Independent Director Board member since 2007, reelected in March 2023.	Mr. Estévez is on the board of Cruzados SADP.	He is a former member of the board of directors of Endesa Chile S.A. Mr. Estévez was President of BancoEstado from March 2000 to January 2005 and from that date, Minister of Public Works of Chile until March 2006, and simultaneously, Minister of Transportation and Telecommunications of Chile. He was also a representative in the Chilean Congress from March 1990 to March 1998 and President of the House of Representatives from March 1995 to November 1996. Mr. Estévez holds a degree in economics from Universidad de Chile.
Ana Holuigue Barros Nationality: Chilean Gender: Female	Independent Director Board member since 2023.	She is currently a member of the board of directors of Grupo Prisma, director of Comunidad Mujer, Counselor at Clapes UC, Red de Alimentos and a member of the Icare Business and Society Circle.	Ms. Holuigue has been chairwoman of Televisión Nacional de Chile (TVN) and Chile Transparente. She has also served on the boards of Empresa Nacional del Petróleo (ENAP), Parque Arauco, Corpbanca, Copesa, EFE, Centro Cultural GAM, Unimarc, Fundación Techo and Fundación Chile. Founding partner of Radio Duna and executive director of Grupo Dial. She was a member of the Superior Council of the Universidad Alberto Hurtado and was a professor of microeconomics for 10 years at the Pontificia Universidad Católica Economics Institute. She was an executive at Copec, Banco Santiago (now Santander) and Telefónica. Ms. Holuigue is an economist and holds a master's degree in economics from Pontificia Universidad Católica de Chile

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3.2.i
3.2.iv

DIRECTOR	Role within Banco de Chile	Other roles	Experience, knowledge and profession
Sinéad O'Connor Nationality: Irish Gender: Female	Director Board member since 2023.	She is Corporate Director of Consumer Banking at Citibanamex, Mexico's second largest bank with 35,000 employees and 12 million customers.	Previously, between 2018 and 2022, she served as Corporate Director of Digital Experiences for the same bank, where she led the development of the company's digital and data strategy. Prior to joining Citibanamex, from 2003 to 2018 she held different positions at Santander Group based in Madrid, Spain. Ms. O'Connor is a graduate of University College Cork and holds a Master in European Business from ESCP Business School.
Patricio Jottar Nasrallah Nationality: Chilean Gender: Male	Director Appointed director on September 28, 2023, effective December 29, 2023.	Mr. Jottar is also: Chief Executive Officer of Compañía Cervecerías Unidas S.A. (CCU S.A.). Chairman of the board of Compañía Pisquera de Chile S.A. Director of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kuntsmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., and Distribuidora del Paraguay S.A.	Previously, he was CEO of AFP Bansander and Santander Chile Holding and prior to that he worked for some time at Citicorp Chile. He has been director and President of Icare, director of Fundación Teletón, elected Counselor at Sofofa and a member of its Executive Committee. He has taught courses in finance, costs and administration at Pontificia Universidad Católica de Chile and Universidad de Los Andes. Mr. Jottar has a degree in business administration from Pontificia Universidad Católica de Chile and a master's degree in economics and business administration from Instituto de Estudios Superiores de la Empresa in Barcelona, Spain.
Paul Javier Fürst Gwinner Nationality: Chilean Gender: Male	Alternate Independent Director Board member since November 2019 and reelected as first alternate director in March 2023.	Mr. Fürst is: Director of Grupo Plaza S.A. since 1998. He served on that institution's Audit Committee for two years, until April 2019. Partner and director of the mining company Ventana Minerals since 2009. Partner and director of the mining and hydrogeological drilling company Terraservice since 2005. Director of the Caprilac goat products company and of the Comaihue agricultural company.	He previously served as director of Parque Arauco S.A. for 11 years. He holds a degree in business administration from Universidad de Las Condes. In addition, he completed the Senior Executive Program (PADE) at the ESE Business School at Universidad de los Andes.
Sandra Guazzotti Nationality: Argentinian Gender: Female	Alternate Director Board member since June 2019 and reelected as the second alternate director in March 2023.	Ms. Guazzotti is Head of Google Cloud for the LATAM Multi Country region (Argentina, Uruguay, Chile, Peru, Colombia, Central America and the Caribbean) since November 2021.	Throughout her career she has received numerous honors such as Executive of the Year 2019 from Mujeres Empresarias and Revista Capital and was named as one of "100 Women Leaders in Chile" by Mujeres Empresarias and the newspaper El Mercurio in 2011, 2018 and 2019. Ms. Guazzotti is past president and currently a director of the American-Chilean Chamber of Commerce (Amcham); a board member at Universidad Adolfo Ibáñez. She is also a member of Women Corporate Directors (WCD). She has a degree in international relations from the University of Tsukuba in Japan and completed the Senior Executive Program (PADE) at Universidad de los Andes in Chile. She is also certified in Company Direction by the Institute of Directors (IoD) in the United Kingdom.

As of December 2023, none of the Banco members has a disability.

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3.2.iv

Corporate Governance

Board Committees

The board of directors relies on board committees for certain functions. These committees can perform an in-depth analysis of specific matters and provide the board with the information it requires to discuss and approve certain general policies and guidelines governing the bank's businesses. Board committees are composed of directors appointed by the board itself and of persons holding certain positions in the bank's senior management in accordance with their respective bylaws.

The board stays informed of the main matters addressed in the Directors' and Audit Committee; the Corporate Committee for the Prevention of Money Laundering, Financing of Terrorism and Proliferation of Weapons of Mass Destruction; the Senior Operational Risk Committee; the Portfolio Risk Committee; the Finance, International and Market Risk Committee; and the Capital Management Committee through periodic reports presented at the corresponding board meeting. The minutes of the meetings of these committees are also made available to the directors. In the case of the Leasing and Factoring committees and the Banchile Corredores de Seguros Limitada Executive Committee, the results and relevant figures for the period are reported. The exception to the above is the Board Credit Committee. All of the directors serve on this committee, including both standing and alternate directors. As such, they are informed of the matters discussed at the meeting itself.

Board committees have their own bylaws which establish the matters under their respective expertises, their structures and their operation with the exception of the Banchile Corredores de Seguros Limitada Executive Committee, whose governance is described below.

Directors' and Audit Committee

During 2023, the Directors' and Audit Committee was comprised of independent director Ms. Ana Holuigue Barros (chairwoman), who joined at the meeting on April 12, 2023, independent director Mr. Jaime Estévez Valencia and director Mr. Raúl Anaya Elizalde. Mr. Paul Fürst Gwinner was also a member of the committee for the March 2023 meeting only, replacing Mr. Alfredo Ergas Segal, who resigned as a director on March 3, 2023. In 2022, the members were Alfredo Ergas, Jaime Estévez and Raúl Anaya. As established in its bylaws, the CEO, General Counsel and Controller, or their respective replacements, also attend the meetings.

The main objectives of the Directors' and Audit Committee are to ensure the efficiency, maintenance, application and operation of the internal oversight systems and compliance with the rules and procedures; to closely monitor compliance with the rules and procedures governing its practice and to have a clear understanding of the risks of the business carried out by the bank and its subsidiaries; to strengthen and support the function of the Controller's Office, such as its independence from management; and to serve as a link for and coordinator of the tasks between internal and external auditors. The body also serves as a liaison between the latter and the bank's board of directors in addition to complying with the roles and responsibilities established in Article 50 bis of Law No. 18.046 on Corporations.

The committee's permanent functions include:

a. Propose to the board of directors the names of external auditors that will be suggested at the respective shareholders' meeting;

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3.3.ii
3.3.iv
3.3.vii

b. Propose to the board of directors the risk rating agencies that will be suggested at the respective shareholders' meeting;

c. Understand and analyze the results of audits and internal reviews;

d. Coordinate the work of the internal controller's office with the external auditors' reviews;

e. Analyze the interim financial statements and the annual accounts and report to the board;

f. Analyze reports, the content, procedures and scope of external auditors;

g. Analyze the external risk rating reports and the procedures they applied;

h. Assess the effectiveness and reliability of the company's internal control systems and procedures; and

i. Analyze the adequacy, reliability and effectiveness of information systems, and their value to decision making;

j. Ensure that company policies adhere to the laws, regulations, and internal standards that the organization must abide;

k. Understand and resolve conflicts of interest and to investigate fraud and suspicious behavior;

l. Analyze instructions and presentations from the Financial Market Commission and analyze inspection visit reports;

m. Review, analyze and verify compliance with the annual internal audit program.

n. Inform the board of any changes in accounting policy and their effects;

o. Other functions or tasks that the board of directors deems necessary, whether permanent, specific or sporadic.

Notwithstanding the functions indicated above, the committee is concerned with matters that reinforce the quality, security and reliability of internal controls such as, for example, the review of the implementation of policies on the prevention of money laundering, financing of terrorism and non-proliferation of weapons of mass destruction; requests to internal auditing to carry out specific reviews; recommendations for external auditors to review certain situations; and any situation that, in the opinion of the committee, merits its intervention.



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Corporate Governance

The committee is also responsible for exercising the powers and fulfilling the duties set forth in Article 50 bis of Law No. 18,046 on Corporations. In accordance with the above, the Directors' and Audit Committee is responsible for examining the reports of external auditors and risk rating agencies, balance sheets, financial statements and financial reports and for analyzing information on operations with related parties in accordance with Title XVI of the Corporations Law. It must also propose to the board of directors the external auditors and risk rating agencies submitted to the shareholders' meeting; propose the general policy for handling conflicts of interest, and issue an opinion on the habitual transactions policies described in the second paragraph of Article 147 of Law 18,046, containing the points mentioned by the Financial Market Commission in its general rule; examine the compensation systems and plans for senior executives and employees; make recommendations to the board as to the appropriateness of hiring the external audit firm to provide complementary services, whenever they are not prohibited by article 242 of Law 18,045, based on whether such services might lead to the risk of loss of independence; as well as other duties indicated in the corporate bylaws or entrusted to them at shareholders at the annual general meeting or by the board. The committee's budget is approved annually at the annual general shareholders' meeting.

This committee reports to the board of directors through its chairman on a monthly basis on the matters discussed and resolutions adopted by the committee.

Directors' and Audit Committee Report - 2023

As agreed by the bank's board, the members of the committee in 2023 were Ms. Ana Holuigue Barros as Chairwoman (starting April 12, 2023) and directors Jaime Estévez Valencia Valencia and Raul Anaya Elizalde. Mr. Paul Fürst Gwinner was also a member of the committee for the March 2023 meeting only, replacing Mr. Alfredo Ergas Segal, who resigned as a director on March 3, 2023.

The chairman of the board, the CEO, the General Counsel and the Controller also participated in the committee meetings. On some occasions, other managers also participated at the committee's request.

Based on the duties outlined in current regulations and the committee's bylaws, in 2023 it met on 15 occasions (12 ordinary and three extraordinary meetings) to conduct the following business:

- Examine fee proposals from external auditors and risk-rating agencies for 2023.

- Analyze reports, content, procedures and scope of reviews by external auditors and risk-rating agencies.

- Study and analyze the annual program developed by internal audit, focusing on technological risk and cybersecurity, credit risk, financial risk and operational risk. The committee was informed of the results of the main reports issued by Internal Audit, including 127 process audit reports, 197 branch audit reports, 101 limited review reports and 81 continuing audit reports in 2023.

- Analyze the interim and annual financial statements.

- Analyze the 20-F Report and the bank's financial statements for filing with the Securities and Exchange Commission - SEC (USA).

- Study accounting changes occurring during the year and their effects.

- Review special cases affecting internal control systems.

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3.6.xi



- Analyze and review the cybersecurity audit plan and its conclusions.

- Examine compensation systems and plans for the bank's managers, senior executives and associates.

- Analyze the 2023 performance self-evaluation process carried out by the Bank.

- Analyze related-party transactions as referred to in Title XVI of the Corporations Law No. 18,046. In the case of single-source technology services, an independent external auditor's opinion confirmed that the transactions were at market conditions.

- Analyze operational risk policies and development of risk-management and SOX self-assessment processes.

- Analyze matters related to the Global Compliance Division, primarily regarding the application of policies for detecting and penalizing money-laundering transactions.

- Review customer claims filed with the Financial Market Commission, the National Consumer Protection Service (Sernac) and the Customer Defense Division of the Chilean Association of Banks and Financial Institutions.

- Review and update the Internal Audit Policy and the committee's bylaws.

Banco de Chile's external auditors (Ernst & Young) concluded that the consolidated financial statements present fairly, in all material respects, the financial position of Banco de Chile and its subsidiaries as of December 31, 2023 and 2022, and the comprehensive results of their operations, their changes in equity and their cash flows for the years then ended, in accordance with accounting standards issued by the Financial Market Commission. The aforementioned external auditors attended meetings of the Directors' and Audit Committee in January, April, July and November 2023 and in January 2024 and offered no significant observations on internal control or financial matters. During this last session, they presented their conclusions on the reviews of the financial statements and the report on the adequacy of provisions, with no observations.

In relation to the reviews carried out during 2023, the committee analyzed the letter dated August 21, 2023, in detail. In it, the Financial Market Commission reported the conclusions of its review of the aspects of credit risk management and overall management of the credit process. The committee also analyzed the bank's response containing the action plans that address the respective observations, which was submitted on September 20, 2023. The Internal Audit Area reported on the status of the corrective action plans on a monthly basis.

Furthermore, the Directors' and Audit Committee analyzed the conclusions of the audit reports issued in 2023 by the Internal Audit Division of Citigroup in order to evaluate the progress made on the implementation of and compliance with the policies and procedures approved by Banco de Chile, all in compliance with the Merger Agreement signed between Banco de Chile and Citibank Chile on December 26, 2007 and in accordance with the terms and conditions agreed by the Directors' and Audit Committee at meeting No. 99 on June 25, 2010.

The aforementioned Internal Audit Area reviewed the implementation of the following policies: Information Security and Cybersecurity Policy, Business Continuity Policy, Operational Risk Policy, Wholesale Credit Risk Policy, Electronic Media Physical Transport Policy and Information and Communications Technology (ICT) Regulations, all of which were found to have no observations.



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10

Corporate Governance

Directors' Credit Committee

The Board Credit Committee is comprised of all standing and alternate directors and its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank's internal regulations require approval from this Committee, except for any special powers delegated by the board to management. This committee meets weekly and, in addition to the directors, includes the advisors to the board of directors, the Chief Executive Officer and the Wholesale Credit Risk Division Manager. The members of the Directors' and Audit Committee, the board advisors and the Wholesale Credit Risk Division Manager only have the right to speak.

Portfolio Risk Committee

During 2022 and 2023, the Portfolio Risk Committee was composed of the chairman of the board, Mr. Pablo Granifo Lavín, independent director Mr. Jaime Estévez Valencia and alternate director Mr. Paul Fürst Gwinner. In addition, in 2023, this committee included independent director Ms. Ana Holuigue Barros. As established in its bylaws, this committee is also comprised of the Chief Executive Officer and the managers of the Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division, the Commercial Division and the Risk Management and Information Control Area. This committee meets on a monthly basis.

Among other functions, the Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank's loan portfolio, from a global, sectoral and business unit perspective. It must review and approve the comprehensive measurement of risks and the credit risk appetite framework in relation to credit risk; review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, and analyze credit policy proposals to be approved by the board of directors. This committee is also responsible for reviewing and ratifying the approvals of management models and methodologies previously developed by the Internal Modeling Technical Oversight Committee and for proposing regulatory models and methodologies for final approval by the board of directors.

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During this period, the Portfolio Risk Committee was responsible for understanding the composition, concentration and risks attached to the bank's loan portfolio, from a global, sectoral and business unit perspective; reviewing and approving the comprehensive measurement of risks and the credit risk appetite framework in relation to credit risk; reviewing the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment; proposing differentiated management strategies, and analyzing credit policy proposals to be approved by the board of directors. This committee also reviewed and approved portfolio evaluation and provisioning methodologies, the latter of which was ratified by the board of directors.

Finance, International and Market Risk Committee

During 2022 and 2023, the Finance, International and Market Risk Committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín, and the directors Messrs. Julio Santiago Figueroa, Hernán Büchi Buc and Francisco Pérez Mackenna. According to its bylaws, this committee also includes the Chief Executive Officer, the Chief Financial Officer, and the managers of the Wholesale Credit Risk Division; the Treasury Division; and the Market Risk Area. This committee meets on a monthly basis.

The general objectives of this committee are to monitor and continuously review the liquidity status, trends in the most important financial positions, their associated results, and their price and liquidity risks. Some of its specific functions are, among others, reviewing the board's proposal for the Risk Appetite Framework (RAF), the Funding Plan and the structure of limits and alerts for price and liquidity risks; reviewing and approving



the Comprehensive Risk Measurement for subsequent review by the Capital Management Committee and approval by the board of directors; designing policies and procedures related to limits and alerts for financial positions and liquidity risk, reviewing the trends in financial positions and market risks, monitoring exceeded limits and activated alerts, ensuring that the risk factors affecting financial positions are adequately identified, ensuring that the price and liquidity risk management guidelines at the bank's subsidiaries are consistent with those of the bank and that these are reflected in its own policies and procedures.

This committee has monitored and continuously reviewed the bank's liquidity status (funding and trading of instruments), trends in the most important financial positions, their associated results, and their price and liquidity risks. During 2023, the composition and maturity of time deposits, analysis of the composition of the liquidity cushion, monitoring of the management of guarantees for the Central Bank's credit line subject to the increase of loans exposure (FCIC), as well as adjustments to the risk measurement structures (limits and alerts) based on the defined risk appetite have been reviewed.



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Corporate Governance

Corporate Committee for the Prevention of Money Laundering, Financing of Terrorism and Proliferation of Weapons of Mass Destruction



During 2023, the Corporate Committee for the Prevention of Money Laundering, Financing of Terrorism and Proliferation of Weapons of Mass Destruction was composed of independent director Ms. Ana Holuigue Barros, independent director Mr. Jaime Estévez Valencia and director Mr. Raúl Anaya Elizalde. In 2022, prior to the incorporation of Ms. Ana Holuigue Barros, Mr. Alfredo Ergas Segal was a member of this committee as an independent director, together with Mr. Estévez and Mr. Anaya. As established in its bylaws, it also includes the CEO, the Global Compliance Division Manager, the General Counsel, the Controller, the Operations and Technology Division Manager, the Anti-Money Laundering Area the Manager and the CEOs of Banchile Administradora General de Fondos S.A., and Banchile Corredores de Bolsa S.A.

This committee meets on a quarterly basis and its purpose is to define the policies of the bank and its subsidiaries that comprise their money laundering and financing terrorism prevention systems, and to evaluate compliance with them and resolve any associated issues, in order to prevent the bank or its subsidiaries from being used to legitimize assets from illicit transactions, to obtain the means to finance terrorism and the proliferation of weapons of mass destruction, thus preventing their exposure to specific reputational, operational or legal risks, and ensure strict compliance with the law and related regulations. This committee is responsible for approving corporate governance policies regarding the prevention of money laundering, terrorism financing and proliferation of weapons of mass destruction and

those regarding understanding customers, their businesses and accepting and monitoring their accounts, products or businesses; approving policies that define high-risk customers, products and areas and their associated treatment, particularly those involving Politically Exposed Persons; approving policies regarding transactional monitoring and risk escalation processes by members of the bank; approving policies related to understanding and controlling "Correspondent Banks"; approving policies related to sanctions applied by the Office of Foreign Assets Control (OFAC), to people or countries on the OFAC list; approving the annual training plan and monitoring progress; approving the employee selection policy; appointing individuals to serve as liaisons with the Financial Analysis Unit, in accordance with Article three of Law 19,913; reviewing compliance with current policies and procedures; and other functions related to these matters.

In 2023, the committee carried out its functions as usual, focusing on preventive matters, regulatory updates, review of management reports and supervision of key processes related to the prevention of money laundering, financing of terrorism and non-proliferation of weapons of mass destruction. It should also be noted that its bylaws were amended in September, incorporating the Chief Executive Officer of Banchile Corredores de Bolsa S.A. as a permanent member.

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Superior Operational Risk Committee

During 2022 and 2023, the Senior Operational Risk Committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín, director Mr. Raúl Anaya Elizalde, director Mr. Francisco Pérez Mackenna and alternate director Ms. Sandra Guazzotti. According to its bylaws, its members also include the CEO, the Retail Credit Risk and Global Risk Control Division Manager, the Operations and Technology Division Manager, the Cybersecurity Division Manager, the Commercial Banking Division Manager and the Marketing and Digital Banking Manager. This committee meets on a monthly basis.

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank's transactions, in order to mitigate operational risks and assure that areas can appropriately manage and control these risks.

Among many other functions devoted to the supervision of the adequate operational risk management in the bank and its subsidiaries, this committee is responsible for sanctioning the implementation and/or updating of the regulatory framework on policies and bylaws associated with the bank's comprehensive operational risk management model, incorporating plans and initiatives for its development and dissemination in the organization; promoting a culture of operational risk management in the bank and subsidiaries; reviewing the comprehensive risk measurement in operational risk matters; reviewing and approving the bank's operational risk appetite framework; ensuring compliance with the regulatory framework; being aware of the main cases of fraud and other incidents and events and their root causes, impacts and corrective measures; ensuring the long-term solvency of the

organization by avoiding those risk factors that may endanger the continuity of the bank; making decisions on new products and services, verifying the consistency of the policies in this area in the bank's subsidiaries and ensuring compliance; and being aware of the operational risk management in subsidiaries and of the level of risk to which the bank is exposed in its outsourced services, among others.

Some milestones to be highlighted from the period 2023 include the validation of the update on policies related to the management of operational risk, business continuity, technological risk, information security and cybersecurity; the outsourcing of services and complex products or services for approval by the board of directors; the review and approval of the results of the management self-assessment matrix (based on what is defined in Chap. 1-13 of the Updated Compilation of Regulations); review and approval of the profile, appetite framework and results of the stress testing exercise for operational risk and other relevant risks; the ratification of the criticality of products and services; and the approval of the update on the Crisis Management Manual, technological and cybersecurity risk assessments



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CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Corporate Governance

of the information and technological assets that support the bank's business processes, exposure to suppliers' cyber risk, cyber risk assessment on technological projects and results of the phishing exercises carried out. In addition to the above, the bank engages in ongoing monitoring of and follow-up on fraud, the main operational events of each period, the results obtained from the evaluation of projects and supplier management, the results of the business continuity testing calendar and critical supplier tests.

Capital Management Committee

In 2022 and 2023, the Capital Management Committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín, and alternate director Mr. Paul Fürst Gwinner. According to its bylaws, this committee also includes the Chief Executive Officer, the Chief Financial Officer, and the managers of the Wholesale Credit Risk Division, the Treasury Division and the Market Risk Area. This committee meets on a quarterly basis.

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank's capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF's principles are respected, and the bank's medium-term sustainability.

During 2023, among other milestones, this committee monitored the bank's integrated RAF and capital adequacy on a quarterly basis, as well as the pre-approval of the three-year Capital Plan, the Comprehensive Risk Measurement, the Integrated Risk Appetite Framework and the Cash Equity Self-Assessment Report, which were then to be submitted to the board of directors for approval. In addition, it reviewed the Capital Policy, the Business and Capital Contingency Plan and the Comprehensive Stress Test Results and approved internal capital objectives for presentation



to the board of directors, as well as reviews of the criteria for measuring risks with an impact on capital management.

Leasing Committee

During 2022 and 2023, the Leasing Committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín, and director Mr. Andrés Ergas Heymann. According to its bylaws, this committee also includes the Chief Executive Officer, and as members with the right to speak, one or more managers designated by the committee itself. In 2023, those individuals were the Commercial Division Manager, the Large Business Products Area Manager, the Large Business, Products and Agricultural Area Manager and the Leasing Area Manager. This committee meets on a monthly basis.

The committee's main duty is to review the evolution and results of the leasing area based on a report that consolidates the performance of the bank's diverse commercial divisions. In this regard, during 2023, among other matters, the area's operating income, direct and indirect expenses, portfolio expenses, loan portfolio, sales, portfolio delinquency and market share were reviewed.

GRI
2-9
2-13

NCG 461
3.3.i
3.3.ii
3.3.iv
3.3.vii

Banco de Chile | 130 años

Factoring Committee

In 2022 and 2023, the Factoring Committee was composed of the chairman of the board of directors, Mr. Pablo Granifo Lavín. This committee also includes the Chief Executive Officer and, as members with the right to speak, one or more managers designated by the committee. In 2023, those individuals were the Commercial Division Manager, the Large Business Product Manager and the Large Business Area Manager. This committee meets on a monthly basis.

The objective of this committee is to analyze the evolution and results of the factoring area in terms of volume, prices, margins, provisions and expenses, and to analyze product performance for each business unit.

In 2023, it reviewed loans, gross margin, provisions, administrative expenses, profit, customer growth and commercial management by segment, evaluating their evolution over time and their comparison with planned values.

Banchile Corredores de Seguros Limitada Executive Committee

Chairman of the board Mr. Pablo Granifo Lavín and director Mr. Francisco Pérez Mackenna served on this body in 2022 and 2023. The Chief Executive Officer, the Chief Executive Officer of the subsidiary Banchile Corredores de Seguros Limitada and the Commercial Division Manager are also members of this committee. As for its governance, since this subsidiary is a limited liability company, it is managed by Banco de Chile through a manager in accordance with its bylaws.

The main objective of this committee is to review commercial performance and initiatives in the development of the insurance business and to take the actions necessary to implement the business plans undertaken by said subsidiary.

〈 73 〉

GRI
2-9
2-13

NCG 461
3.3.i
3.3.ii
3.3.iv
3.3.vii



Corporate Governance

Senior Management

Banco de Chile's senior management is an integral organizational structure composed of business, control and support divisions that includes the Chief Executive Officer, the General Counsel and division managers. Subsidiaries also have independent management principles and structures that enable them to overcome their industries' challenges.

Their main functions include implementing the strategic guidelines established by the board of directors and ensuring compliance with the policies, procedures, and mechanisms designed to achieve the objectives of the corporate governance system.

Senior management compensation is established in compensation programs linked to performance objectives and is reviewed by the Directors' and Audit Committee. The performance targets of the CEO are determined by the board. The CEO determines the individual targets for the division managers.

Compensation programs for senior management contain variable components linked to a matrix of individual and corporate objectives. The individual matrix is composed of performance metrics, projects and strategic initiatives associated with the bank's transformation plan. Each division manager has strategic initiatives in their individual matrix based on their responsibilities within the organization. These strategic initiatives are to:

- ❯ Manage sustainability and the commitment to Chile
- ❯ Develop talent and skills
- ❯ Accelerate digital solutions
- ❯ Strengthen commercial activity
- ❯ Increase productivity
- ❯ Drive technological evolution

Variable compensation accounted for 59.7% of senior management compensation at the bank in 2023.

Senior Executive Compensation

Compensation and benefits received by senior executives in 2023 totaled Ch$12,310 million gross, compared to Ch$9,408 million gross in 2022. These amounts include the main executives reported in this Annual Report and all Banco de Chile subsidiary chief executive officers.

❮ 74 ❯

GRI
2-19
2-20

NCG 461
3.4.ii
3.4.iii
3.4.iv
3.6.xi



Eduardo Ebensperger Orrego

CHIEF EXECUTIVE OFFICER

Rolando Arias Sánchez

CHIEF FINANCIAL OFFICER

Alfredo Villegas Montes

GENERAL COUNSEL AND BOARD SECRETARY

José Luis Vizcarra Villalobos

COMMERCIAL DIVISION

Axel Fahrenkrog Romero

CORPORATE BANKING DIVISION

Claudia Herrera García

MARKETING AND DIGITAL
BANKING DIVISION

Sergio Karlezi Aboitiz

TREASURY DIVISION

Paola Alam Auad

WHOLESALE CREDIT RISK
DIVISION

Julio Cubillo Navarro

RETAIL CREDIT RISK
AND GLOBAL RISK CONTROL DIVISION

Felipe Echaiz Bornemann

GLOBAL COMPLIANCE DIVISION

Cristián Lagos Contardo

PEOPLE AND
ORGANIZATION DIVISION

Óscar Mehech Castellón

CONTROLLER

Esteban Kemp de La Hoz

OPERATIONS AND TECHNOLOGY
DIVISION

Salvador Danel Fernández

CYBERSECURITY DIVISION

Hernán Arellano Salas

CHIEF EXECUTIVE OFFICER OF BANCHILE
CORREDORES DE BOLSA S.A.

〈 75 〉

Corporate Governance

Senior Management and Chief Executives[1]

Members of Senior Management	Position	Tax ID No.	Profession	Appointment Date
Eduardo Ebensperger Orrego	Chief Executive Officer	9,851,837-1	Mr. Ebensperger holds a degree in business administration and economics from Universidad de Chile.	May 2016
Rolando Arias Sánchez	Chief Financial Officer	8,702,566-7	Mr. Arias holds a degree in business administration from Pontificia Universidad Católica de Chile.	June 2014
Alfredo Villegas Montes	General Counsel and Secretary to the Board	9,619,322-K	Mr. Villegas holds a law degree from Universidad de Chile.	December 2019
José Luis Vizcarra Villalobos	Commercial Banking Division Manager	8,196,251-0	Mr. Vizcarra has a technical degree in finance from Instituto de Estudios Bancarios Guillermo Subercaseaux and a graduate degree in business administration from Universidad del Desarrollo.	January 2020
Axel Fahrenkrog Romero	Corporate Banking Division Manager	11,672,525-8	Mr. Fahrenkrog has a degree in business administration from Universidad de Valparaíso and an MBA from the University of Queensland, Brisbane, Australia.	July 2020
Claudia Herrera García	Marketing and Digital Banking Division Manager	8,852,172-2	Ms. Herrera holds a degree in business administration from Universidad Adolfo Ibáñez.	October 2019
Sergio Karlezi Aboitiz	Treasury Division Manager	7,378,914-1	Mr. Karlezi has a degree in industrial engineering from Universidad de Santiago de Chile.	December 2011
Paola Alam Auad	Wholesale Credit Risk Division Manager	7,048,952-K	Ms. Alam holds a degree in business administration from Universidad de Santiago and a graduate certificate in finance from Universidad Adolfo Ibáñez.	October 2018
Julio Cubillo Navarro	Retail Credit Risk and Global Risk Control Division Manager	25,784,876-0	Mr. Cubillo has a degree in economics from Universidad Carlos III in Madrid and completed a Leadership Development Program at IESE Business School.	October 2018
Felipe Echaiz Bornemann	Compliance Division Manager	10,506,826-3	Mr. Echaiz holds a law degree from Pontificia Universidad Católica de Chile and a master's in finance and economics from Universidad de Chile.	January 2008
Cristián Lagos Contardo	People and Organization Division Manager	8,027,636-2	Mr. Lagos holds a degree in psychology from Universidad Diego Portales.	May 2012
Óscar Mehech Castellón	Controller	7,040,514-8	Mr. Mehech earned a law degree from Universidad de Chile and an MBA from Pontificia Universidad Católica de Chile.	July 2008
Esteban Kemp de La Hoz	Operations and Technology Division Manager	14,378,424-K	Mr. Kemp has a degree in IT engineering from Universidad Austral de Chile and an MBA from Universidad Adolfo Ibáñez.	August 2018
Salvador Danel Fernández	Cybersecurity Division Manager	27,116,360-6	Mr. Danel has a degree in IT engineering from Universidad Anahuac, Mexico.	January 2019
Hernán Arellano Salas	Chief Executive Officer of Banchile Corredores de Bolsa S.A.	13,234,110-9	Mr. Arellano holds a degree in business administration and a master's degree in applied economics from Pontificia Universidad Católica de Chile and an MBA from F.W. Olin GSB, Babson College, USA.	September 2016

1/ Information with biographies and background information on our senior executives is available in Spanish and English at: **https://portales.bancochile.cl/nuestrobanco/en/corporate-governance/senior-management**

Senior Management Committees

In addition to the Board Committees, the bank's management has established several committees related to specific matters. Banco de Chile's senior management and other executives serve on the following committees:

Senior Management Committee

It meets every month and is chaired by the CEO. It is comprised of all the division managers and the CEO of Banchile Corredores de Bolsa S.A. Its main duty is to evaluate business performance and analyze the market, the banking industry and the economic, regulatory and competitive environment. This committee resolves management issues related to the bank's internal policies and analyzes its performance. It provides its members with the opportunity to share their points of view and prioritize joint initiatives. Each year, the committee outlines the foundations for an annual plan. Once the CEO and each division manager agree on an individual annual plan for each commercial area in coordination with the Chief Executive Officer of Banchile Corredores de Bolsa S.A., the general plan is coordinated by the Chief Financial Officer and presented to the board for its approval. This committee also reviews progress on regularly approved plans and initiatives.

Disclosure Committee

The purpose of Banco de Chile's Financial Reporting Disclosure Committee is to comply with best practice when disclosing financial information to the market, which ensures that the bank's financial situation, business position and solvency can be appropriately interpreted by users, using the associated reports published by the bank. This committee meets quarterly and its members are the Chief Financial Officer and the managers of the Wholesale Credit Risk Division, the Retail Credit Risk and Global



Risk Control Division, the general accountant, the lead attorney in the International, Financial and Investment Banking Area, the Research and Planning Area Manager, Treasury and Capital Financial Control Area Manager and the Wholesale Monitoring and Risk Information Manager. The Controller also attends meetings and has the right to speak.

NCG 461
3.7.ii

Ethics Committee

This committee's roles include defining, promoting and regulating excellent professional and personal behavior that aligns with the philosophy and values that all bank staff must follow. It must also ensure compliance with the Code of Conduct, assuring that it remains informed of any conduct that deviates from or violates it. To meet these objectives and promote a culture of ethical behavior, it approves policies and procedures that complement the Code of Conduct and implements training and promotion programs. It also acts as a forum for addressing, discussing and resolving any conduct that is inconsistent with corporate value. It meets at least every quarter and more frequently if necessary in the event of reported incidents or internal requirements. It is chaired by the People and Organization Division Manager and comprised of the General Counsel and the managers of the Controller, Global Compliance and Commercial Banking Divisions.

⟨ 77 ⟩

Corporate Governance

Operational Risk Committee

This committee is authorized to make necessary changes to processes, controls and information systems that support the bank's operations in order to mitigate operational risks and ensure that the various areas adequately manage and control these risks. The main functions of the Operational Risk Committee include: the development of the comprehensive operational risk management model, overseeing the implementation and/or updating of the regulatory framework; plans and initiatives for the development of the model and its dissemination in the organization; promoting a culture of operational risk management at all levels of the bank; staying informed of the results obtained in the comprehensive risk measurement of operational risk; reviewing the operational risk appetite framework; overseeing the current regulatory framework in matters related to operational risk; reviewing the bank's level of exposure to operational risk and the main risks to which it is exposed; staying informed of the main frauds, incidents, operational events and their root causes, impacts and corrective measures as appropriate, as well as operational risk assessments; proposing, agreeing and/or prioritizing strategies to mitigate the main operational risks; ensuring the long-term solvency of the organization; ensuring that the Operational Risk policies are aligned with the bank's objectives and strategies; and being aware of the level of risk to which the bank is exposed in its outsourced services, among others.

NCG 461
3.6.iii

This committee meets monthly and is chaired by the Retail Credit and Global Risk Control Division Manager. Its members are the the Chief Financial Officer and the managers of the Cybersecurity Division, Technological Risk Area, the Business Continuity Area, the Operational Risk Area, the Planning and PMO Area, the Large Companies Group, the Operations Area, the Customer Area, a lead attorney and the Deputy Manager of the Operational Risk Area, who serves as secretary.

Quality Committee

The main objective of this committee is to provide strategic guidelines for decision-making related to customer service in all available channels by analyzing the perception of the bank's customers and its main competition. It also monitors projects and initiatives designed to increase customer loyalty, in order to strengthen long-term business growth and returns. Its other duties include detecting necessary changes and executing them efficiently and opportunely, and supervising service quality indicators, projects and initiatives. It meets every two months and is chaired by the CEO. Other members include the Commercial Banking Division Manager, the Corporate Banking Division Manager, the Chief Financial Officer, the Operations and Technology Division Manager, the Marketing and Digital Banking Manager, and the Customer Area Manager as well as the Deputy Manager of the Quality and Customer Experience Area.

Sustainability Committee

The main objective of the Sustainability Committee is to analyze sustainability challenges and propose requirements within business strategies, based on environmental, social and corporate governance issues. It is also responsible for designing, managing and publishing the sustainability strategy of the bank and its subsidiaries for its stakeholders, including customers, investors, employees, local communities and suppliers.

This committee meets every two months and is made up of the Chief Executive Officer; the General Counsel, the Chief Financial Officer and the managers of the Marketing and Digital Banking Division; the People and Organization Division; the Institutional Relations Area and the Chief Economist; the Corporate Affairs and Sustainable Development Area Manager; and the Corporate Image and Advertising Area Manager.



Internal Modeling Technical Oversight Committee

Among other functions, this committee sets the main criteria and guidelines to be used for the construction of new models; and reviews and approves methodologies associated with non-regulatory models that must be submitted to the Portfolio Risk Committee. This committee reviews regulatory models, with approval remaining in the hands of the Portfolio Risk Committee and the board of directors. It is also responsible for establishing minimum standards for monitoring the quality of the internal models and for documenting the different areas related to the development, construction, monitoring and operation of the models. It meets monthly, and its members include the managers of the Retail Credit Risk and Global Risk Control Division, the Risk Monitoring Area, the Research and Management Area, Retail Business Development and Risk Models. The committee is also comprised of the deputy managers of Retail Monitoring and Models, Big Data and Regulatory Systems, Risk Model Validation, Preapproved Admission, Regulatory Models and Management and Infrastructure Models as well as the Retail Credit Risk Department Supervisor.

Investment and Expense Committee

This committee's purpose is to review investment or expenditure initiatives or projects whose approval commits an incremental disbursement of resources; to ensure the consistency of these investments or expenditures with the bank's strategic plans; and to economically evaluate new projects, among others. Notwithstanding the foregoing, if the project involves the incremental disbursement of resources for more than 25,000 Unidades de Fomento, this committee must request the approval of the board of directors. This committee meets on an as needed basis. Its members are the Chief Executive Officer, the Chief Financial Officer, the Administration Area Manager, the Purchasing Manager and the Expense Control Area Manager. The Operations and Technology Division Manager, the Technology and Infrastructure Area Manager and the Manager of the Planning Area and the Project Management Office (PMO) also serve on the committee when technological projects require approval.

Project Approval Committee

This committee approves technology initiatives and projects (investments or expenses), ensure that these investments or expenses are consistent with the bank's strategic plans and financially evaluate new projects. Any project requiring more than UF12,500 also requires approval from the Investment and Expense Committee. This committee meets weekly. Its members are the Operations and Technology Division Manager, the Administration Area Manager, the Purchasing Manager, the Expense Control Area Manager and the Manager of the Planning Area and the Project Management Office (PMO).

Model Risk Management Committee

The main role of this committee is to establish and supervise the model risk management framework and the corresponding methodologies at the institutional level. Among other matters, this committee reviews and discusses the identification and assessment of model risks based on aggregate results, oversees the updating of the inventory of institutional models and submits the Model Risk Management Policy to the board for review and approval.

The Model Risk Management Committee meets quarterly and is composed of the following officers: Retail Credit Risk and Global Risk Control Division Manager; Wholesale Credit Risk Division Manager; Model Risk and Internal Control Manager; Risk Models Validation Deputy Manager; Model Risk Management Deputy Manager; Anti-Money Laundering Area Manager; Market Risk Manager; Treasury and Capital Financial Control Manager; Risk Models Manager; Retail Admission and Regulation Manager; Operational Risk Manager; Retail and Model Monitoring Manager; and Wholesale Monitoring and Risk Information Manager.

⟨ 79 ⟩

Our Conduct

Banco de Chile knows that sound ethical management is essential to its industry leading position. Therefore, it has many protocols, systems and models that safeguard the ethical behavior of all employees.

Ethics Management System

The bank expects all its employees to act with integrity and to perform their duties responsibly. To that end, it has a Code of Conduct that establishes the principles and standards that guide their ethical and professional behavior. The Code of Conduct is the foundation of the bank's corporate ethics and reflects the philosophy and values that identify it as an institution. The purpose of the Code is to ensure transparent and honest management of the bank's business and administration in accordance with the corporate culture that characterizes us.

The Ethics Committee supervises compliance with the Code of Conduct in the organization and promotes a high level of professional and personal excellence, for which constant training is provided to all employees. It also has a confidential and formal complaint system, which aims to detect cases affecting employees and their teams, thus promoting a dignified and respectful working Climate.

As part of its commitment to ethics, the bank has conducted the "Ethics Challenge" annually since 2014. This is a mandatory group activity for all employees led by management in which cases or scenarios are presented to be solved and analyzed collectively based on the bank's Fundamental Principles of Conduct. The Ethics Challenge is an opportunity to reinforce, remind and train employees on this subject, which is essential for the culture of conduct promoted at Banco de Chile.



In 2023, the Ethics Challenge consisted of analyzing different hypothetical situations that could involve an ethical conflict and proposing solutions based on the bank's values. Participants were required to review 3 to 5 cases and orient a new team member on how to act in accordance with the bank's principles.

The Ethics Challenge was very well-received by employees and managers, with 95% and 100% participation, respectively. This activity demonstrated the commitment of all employees to the bank's ethical culture and their interest in continuous improvement.

Banco de Chile respects and complies with all legal and constitutional norms that regulate labor relations, especially those that protect the rights of workers who file complaints or claims. The bank refrains from taking any retaliatory or discriminatory action against those who exercise these rights in accordance with the Internal Rules of Order, Hygiene and Safety.

In order to ensure the proper handling of complaints, the bank has introduced mechanisms and processes that allow its employees to conduct an internal investigation and gather the necessary information whenever necessary. Throughout this process, the confidentiality of the parties involved is respected and a fair and timely resolution is sought.

GRI
2-15
2-26

NCG 461
3.1.i
3.1.iii

Anonymous reports are evaluated on the basis of their content and veracity. If important information such as names and facts is provided, it is referred to the appropriate authority for investigation.

In the case of complaints of harassment or discrimination, appropriate protective measures are taken in each case, such as separating the parties and changing management or schedules.

Banco de Chile has several channels for reporting situations that may be considered irregular or contrary to the bank's Principles.

There were 94 complaints or questions involving ethical issues in 2023. These were analyzed and assessed using various channels, and 49 of these cases were substantiated. The bank's regulations impose sanctions that may eventually lead to dismissal for conduct contrary to the Code of Conduct, the Internal Rules or other internal policies.

The bank is committed to promoting a culture of integrity and respect among its employees, customers and suppliers. To this end, it has channels for reporting any situation that violates the ethical and legal principles that govern our work.

These channels have been made known through various awareness-raising and training activities, such as the Ethics Challenge, the Program for the Promotion of Fundamental Rights and Prevention of Workplace and Sexual Harassment, and the Leadership School. In the latter, 280 leaders were trained on how to prevent and address cases of workplace harassment, sexual harassment or discrimination in the workplace. In addition, 275 new leads were provided with concrete tools to carry out their duties in an ethical and responsible manner.

In addition, the bank has reinforced the training of all its employees on issues related to dignity and respect for people through the distinctive skills course, which includes the Code of Conduct course and the Internal Rules of Order, Hygiene and Safety. Nearly all bank employees (99%) have participated.

These initiatives earned the bank the Global Compact Red Chile Recognition in the Human Rights category. It was recognized for the "Program for the promotion of fundamental rights and prevention of labor and sexual harassment," which contributes to efforts to achieve the Sustainable Development Goals (SDGs).



 81

CODE OF CONDUCT

The bank invites its employees to consult the Code of Conduct, which is available on the Intranet, or to contact the whistleblower channel of the Ethics Committee, its Head Office or the Global Compliance Division or the People and Organization Division if they have any concerns or questions regarding ethical issues.



GRI
2-25

NCG 461
3.1.i
3.1.iii
3.6.vii
3.6.ix

SASB
FN-CB-510a.2

CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Our Conduct

Corporate Governance Policies

The bank's corporate governance is governed by various policies that have been approved by the board of directors. These corporate policies regulate the actions of all those who perform a function in the corporation and are designed jointly by different areas and divisions depending on the nature of the matter in question. Many are handled by the Global Compliance Division, the unit responsible for setting internal rules, in conjunction with the General Counsel and in coordination with the Commercial, Risk, Operations and Technology, and Financial Reporting, Control and Productivity divisions.

The Global Compliance Division covers all the businesses of the bank and its subsidiaries. It is independent and reports directly to the Corporate Committee for the Prevention of Money Laundering, Financing of Terrorism and Proliferation of Weapons of Mass Destruction. Additionally, the Global Compliance Division is responsible for verifying compliance with regulations on the prevention of money laundering, financing of terrorism and proliferation of weapons of mass destruction, as well as ensuring compliance with a series of internal policies designed to prevent the organization from engaging in unethical conduct, encourage anti-corruption practices, mitigate the risk of committing crimes related to Law No. 20,393, provide guidelines to distinguish and minimize possible conflicts of interest and discourage practices that may be considered an attack on free competition. In all of these areas, the controls that have been implemented to minimize risks to the bank are monitored on an ongoing basis and the corporation's staff is continuously trained and provided with information.

The bank has a Policy for the Prevention of Money Laundering, Financing of Terrorism and Non-Proliferation of Weapons of Mass Destruction that has been approved by its board of directors. Its main purpose is to establish the minimum standards to

protect and reasonably ensure that Banco de Chile is not used as a means through which assets or funds from illegal sources or intended to promote or finance terrorist activities or facilitate the proliferation of weapons of mass destruction may enter the country. This policy also includes a committee structure for supervision and decision-making, gathering client information, monitoring transactions and reporting to the Finance Ministry's Financial Analysis Unit.

Banco de Chile has a Code of Conduct approved by its board of directors which contains the general principles and policies that must guide the ethical-professional conduct of the employees, directors and advisors to the board of directors. Its purpose is to safeguard the values that are fundamental to properly conduct the bank's business, in accordance with its corporate philosophy. The Code of Conduct is composed of 13 Fundamental Principles: Personal Finance, Conflicts of Interest, Handling Confidential Information, Bank Secrecy, Using Resources and Benefits, Representation of Banco de Chile, Illegitimate Businesses and Prevention of Money Laundering, Personal Integrity, Investigations, Conditional Commercial Transactions, Anti-Trust, Cybersecurity Risks and Risk Culture.

In addition to the Policy for the Prevention of Money Laundering, Financing of Terrorism and the Non-Proliferation of Weapons of Mass Destruction and the Code of Conduct, some of the main policies approved by the bank's board of directors are the following:

- Policy on Handling Insider Information and Personal Investments.
- Policy on Handling Conflicts of Interest.
- Customary Related Party Transactions Policy.
- Social and Charitable Donations Policy.
- Internal Audit Policy.

82

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3.1.iii
3.6.vii



- Anti-trust Compliance Policy.
- Policy on Credit Operations with Directors and Senior Executives.
- Policy on Non-Discriminatory Access to Credit Products for Individuals.
- Policy on Prevention of Dishonest Practices.
- Prohibition of Tied Sales Policy.
- Operational Risk Policy.
- Tax Policy on Products and Services.
- Accounting Policy.
- Spending and Investment Policy.
- Information Security and Cybersecurity Risk Policy.
- Business Continuity Policy.
- Crime Prevention Model, Law 20,393.
- Sustainability Policy.
- Environmental Sustainability Policy.
- Inclusion, Non-Discrimination and Respect for Diversity Policy.
- Market Information Manual.
- Financial Information Disclosure Policy.

Additional information on policies approved by our board of directors is available in the General Corporate Governance

Principles, which was also approved by our board of directors. They are available on Banco de Chile's institutional website in the Corporate Governance section.

Anti-trust

Banco de Chile has an Anti-trust Compliance Policy that has been approved by its board of directors. This policy provides guidelines for all the corporation's employees that allow them to understand in a simple way the rules of free competition, describing the behaviors that can be interpreted as anti-trust violations and thus detect situations that could pose risks in advance. In this regard, the policy seeks to support employees in their efforts to identify business practices and strategies within the corporation, so that their activities align with the legal framework.

Among other measures, this policy provides internal guidelines to employees on the correct ways to react to risks inherent to the development of the business; reduces the negative effects of a possible anti-trust risk situation, both for the corporation and for society; and provides information and education to employees, which increases the likelihood of early identification of risk situations. This policy is reviewed annually to verify updates arising from legal changes or improvements in the bank's procedures that affect it.

Furthermore, the area responsible for compliance with this policy has a risk matrix that identifies the main relevant risks and establishes the controls that mitigate such risks. Likewise, every year an awareness and training plan on this policy is delivered through digital courses that reach all of the bank's employees. Finally, the policy specifies a complaint channel to report any suspicion or doubt that a bank employee may have regarding the matter, as well as to raise possible cases that deserve a more in-depth analysis. Banco de Chile received no sanctions in this area in 2023.

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NCG 461
3.1.i
3.1.iii
3.6.ii.c
8.1.4

Our Conduct

Regulatory Compliance and Anti-corruption

Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile. Awareness-raising measures and controls have been intensified during 2023, in order to prevent this kind of behavior.

In addition to the Code of Conduct, the bank has a Policy for the Prevention of Practices Contrary to Probity and a Policy on Conflict of Interest Management. These policies have been approved by and are periodically reviewed by the board of directors. They describe the main roles and responsibilities related to avoiding that any action may be interpreted or signify a violation of ethical conduct or may imply a risk of corruption, bribery or kickbacks.

The Regulatory Compliance Department (of the Global Compliance Division) and the Ethics and Conduct Committee are responsible for ensuring compliance with the conduct described in these policies. Banco de Chile continued to prevent corruption and develop a culture of regulatory compliance during 2023, by strengthening the organizational structure responsible for these issues, in order to ensure compliance with policies, particularly where they relate to detecting and monitoring corruption. The Global Compliance Division is responsible for issues regarding the prevention of corruption and money laundering, which involve all employees, as such conduct can only be prevented when the entire organization is vigilant and committed to these objectives. Building a compliance culture requires robust training on corruption, prevention of money laundering, terrorism financing, proliferation of weapons of mass destruction and international sanctions. This training is ongoing and involves orientation training for new employees and refresher training for all other employees.

The bank initiates commercial relations with customers using "Know Your Customer" processes, which aim to discover their identity, their revenue, assets, source of finance, reputation, etc. These are performed by the respective commercial areas. There are also special processes for certain high-risk customers, which require enhanced due diligence. Likewise, there is a robust transactional monitoring process which includes alerts of various types, both automatic and manual, based on statistical and behavioral parameters which, after a prudent and objective analysis, may lead to the issuance of a Suspicious Transaction Report.

Corruption prevention requires Banco de Chile to develop a Crime Prevention Model, periodically reviewed and approved by the board, in accordance with Law 20,393 on Criminal Liability for Legal Entities that defines the methodology, corporate bodies and main elements established to prevent the crimes regulated by that law. It also considers diverse obligations and behavioral criteria in order to comply with the provisions of the law, and establishes a reporting hotline to be used to communicate potential policy violations. In order to prevent potential cases of corruption related to the contracting of services and products, Banco de Chile has included specific clauses in contracts with suppliers and service providers related to Law 20,393, which are agreed on a case-by-case basis with the counterpart.

The bank regularly reviewed its Crime Prevention Model during 2023, and updated the model's control procedure and risk matrix, with a risk approach that evaluates the probability of occurrence for the crimes contained in the law, and their level of impact. The bank and all of its subsidiaries standardized their prevention models, reinforced controls and ensured they were publicized throughout their organizations during the period.

Accordingly, it continued with its e-learning training with an evaluation for all employees that examined their understanding of

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3.1.iii
3.6.xiii



the main aspects of Law 20,393 and the bank's Crime Prevention Model. The bank also has a complaints channel for this purpose (denunciasley20393@bancochile.cl), which is published on the bank's website for any person, customer, supplier or third party to report a situation that could involve any of the crimes described in that law or a violation of this policy.

The bank customarily keeps the organization informed of rules and procedures related to anti-corruption, preventing money laundering and the other crimes described in the Crime Prevention Model during 2023. Accordingly, any modifications to the policies within the model were approved by the board and communicated to employees through an array of internal media outlets.

Crime Prevention Officers at the bank and each subsidiary submitted their semi-annual reports to the board regarding the status of and compliance with the Law 20,393 Crime Prevention Model and informing them in detail about related issues.

During this period no cases of corruption were confirmed and no disciplinary measures were taken.

The Crime Prevention Model for Banco de Chile and all its subsidiaries was examined during the second half of 2023 by the independent certifying company International Credit Rating Limitada, which certified its compliance until 2025. The process duly certified both the bank and its subsidiaries.

Furthermore, the bank's independent audit department reviews these matters and ensures that any deviation in implementing the controls described in each policy is corrected or reported.

Internal Control and Audit Systems

The bank's internal audit function has been certified since 2017 by the Institute of Internal Auditors of Spain. The most recent renewal took place in 2022. According to this certification the institute confirmed that the internal audits performed at Banco de Chile and its subsidiaries Banchile Corredora de Bolsa S.A., Banchile Administradora General de Fondos S.A. and Socofin S.A. "Generally Comply" with the Standards and Code of Ethics issued by the Institute of Internal Auditors, which is the highest possible rating. The certifying team praised the professional image and reputation of the bank's internal audit team, the team's fierce commitment to international internal audit principles, the maturity of the agile methodology that they have used for the past four years and the creation and robotization of "live risk boards" for the branch network that focus on their main risks.

The audit plan is approved annually by the board of directors upon favorable recommendation of the Directors' and Audit Committee. Pursuant to this plan, in each process audit, the internal audit function evaluates the internal control environment, including technological, cybersecurity and operational aspects, as well as the ethical components that may be identified, ensuring due compliance with the bank's Code of Conduct.

Likewise, the plan considers evaluating proper implementation of controls that ensure compliance with the policies and procedures approved by the bank's board of directors, ensuring adequate compliance with the legal and regulatory standards applicable to us. These include the policies for the Prevention of Money Laundering, Financing of Terrorism and Proliferation of Weapons of Mass Destruction, the Crime Prevention Model, Supplier Management and Selection, and Management of Credit, Market, Liquidity and Operational Risks.

‹ 85 ›

GRI
2-27
205-2
205-3
206-1

NCG 461
3.1.i
3.1.iii
3.6.vi
3.6.xiii
8.1.4
8.1.5

SASB
FN-CB-510a.1
FN-CB-510a.2

Our Conduct

Policies and procedures related to ethical conduct are generally part of the process audits that are carried out annually, although specific audits are carried out at least every three years on policies related to compliance with the Code of Conduct, prevention of acts contrary to probity and the crime prevention model, which together focus on preventing acts of corruption.

The bank's audit team centralized some specialist functions that were located in some subsidiaries in 2023 in an effort to align the treatment and management of risks and to apply the best available practices.

The board of directors is responsible for defining and continuously evaluating internal control systems in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms for observations and actions designed to deal with the issues identified. Furthermore, the board regularly reviews all corporate policies, approves the audit plan and receives information on its progress.

The Directors' and Audit Committee is responsible for regularly assessing the quality of internal control systems and the internal audit function as well as engaging and coordinating with external auditors. More information on the Directors' and Audit Committee is available in the section on Corporate Governance - Board Committees.

The bank's corporate policies are designed collectively by different areas and divisions depending on the subject of the policy. This design process is coordinated by the Global Compliance Division, which is responsible for defining internal regulations in conjunction with the General Counsel and the Commercial, the Operations and the Financial Reporting, Control and Productivity Divisions.

Its supervision covers all of the businesses of the bank and its subsidiaries. It is independent and reports directly to the Corporate Committee for the Prevention of Money Laundering, Financing of Terrorism and Proliferation of Weapons of Mass Destruction. In addition, this division is responsible for verifying compliance with regulations on the prevention of money laundering, the financing of terrorism and the proliferation of weapons of mass destruction. To do so, the bank has a board-approved policy, which details roles and responsibilities, committee structures and processes to be used for supervising, making decisions, gathering client information, monitoring transactions and reporting to the Finance Ministry's Financial Analysis Unit, among other topics.

The Office of the Controller performs the independent and objective function of reviewing the internal control of the bank and its subsidiaries, covering all business units. It prioritizes its audits according to process risk assessments and performs them with the frequency described in the Audit Plan. The division uses standardized internal auditing methods to carry out the following duties:

- Evaluate the effectiveness of risk management processes in the following categories: operational, financial, credit, technological, cybersecurity, compliance and branches, at both a consolidated level and at the stock brokerage and fund management subsidiaries.
- Ensure compliance with laws, regulations, corporate policies and anti-corruption policies.
- Inform the Directors' and Audit Committee of audit observations and the status of corrective actions committed to by management to ensure monitoring and timely resolution.
- Help build a workplace focused on proactive risk management and control and continuing education based on observations by the industry or from within the bank and its subsidiaries.

86

NCG 461
3.6.vi

Internal Control Model



BOARD OF DIRECTORS

COMMITTEES INVOLVING DIRECTORS

DIRECTORS' AND AUDIT COMMITTEE

CHIEF EXECUTIVE OFFICER

First line
Commercial Management
Operational Management
Financial Management
Cybersecurity

Second line
Financial Reporting,
Control and Productivity,
Wholesale Credit Risk,
Retail Credit Risk and Global Risk
Control Compliance,
General Counsel,
Technological Risk

Third line
Internal Audit

Regulators and Supervisors

External Auditors

87

Main responsibilities of the first line

- Identify and evaluate risks arising from operations.
- Control and mitigate risks arising from operations.
- Implement necessary mitigation measures.
- Provide reasonable assurance in attaining operational objectives.
- Ensure the effectiveness and efficiency of operations.
- Ensure the reliability of information.
- Ensure compliance with regulations and laws applicable to its operations.
- Safeguard assets.
- Consistently execute controls over risks.
- Design and implement detailed procedures to supervise control execution.

Main responsibilities of the second line

- Design and provide a risk management framework for the organization.
- Facilitate and promote risk management throughout the organization.
- Advise and support process owner efforts to determine their operations' risk exposure level.
- Effectively report information on the organization's risk profile.
- Present the organization's risk exposure to the board and identify and manage changes in exposure levels.
- Monitor effective application of controls within 1st line of defense.
- Monitor timely implementation of risk treatment or mitigation measures or deficiencies.

Main responsibilities of the third line

- Perform an independent and objective analysis of the organization's internal control and audit the operations of the 1st and 2nd lines of defense.
- Carry out periodic, objective tests on the design and effectiveness of the controls used by the organization to mitigate risk.
- Issue an independent opinion on the organization's risk management efforts.

As relevant processes are audited, testing verifies employee compliance with ethical standards, mainly on issues related to potential conflicts of interest or insider trading. There are several preventive controls that apply to audits of these processes, for example, compliance and supplier management.

Risk Management

Banco de Chile's risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its long-term solvency. Overall risk management takes into consideration the business segments served by the bank with an integrated and differentiated perspective.

The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models. It approves the provisioning models, the additional provisions policy and ensures that provisions are sufficient every year. It also ratifies the strategies, policies, functional structure and integrated operational risk management model. It guarantees that this model is aligned with the Bank's strategy and ensures that it is appropriately implemented throughout the organization. It establishes the subsidiary risk control policy and defines the bank's supervision of its subsidiaries, in order to monitor their risks. Management is responsible for establishing the associated standards and procedures, and for monitoring compliance with the board's instructions. It ensures that criteria are consistently applied by the bank and its subsidiaries, and it coordinates the strict corporate reporting required by the board.

The bank has integrated its capital and liquidity planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems. Its capital planning process is aligned with the regulator's requirements and incorporates Risk Weighted Assets and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non-financial risks.

The bank updates its Risk Appetite Framework every year and the board approves it. This framework identifies, evaluates, measures, mitigates and proactively controls all the relevant risks that could arise in the normal course of its business. Therefore, the bank uses several management tools and defines an appropriate structure of limits and warnings within this framework, which constantly monitor the performance of various indicators and trigger prompt corrective measures, if required. The result of these activities is part of the Annual Equity Self-Assessment Report (IAPE in Spanish) approved by the board of directors and reported to the CMF.

The bank's corporate governance relies on active participation by the board, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report. The board of directors is informed of and reviews the evolution of the different areas of risk management.

The bank has a solid regulatory framework in accordance with the guidelines issued by the board of directors and regulatory agencies. This is documented in policies, regulations and procedures that are regularly shared and contribute to the identification, measurement and mitigation of risks. Risk management is carried out within the framework of the specific guidelines established by CMF for the different types of risk.

The Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division jointly manage risk. They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address.

NCG 461

3.6.i

3.6.iii

3.6.iv

SASB

FN-CB-550a.2

The risk divisions present the results of their work to the board of directors annually and periodically in accordance with the established schedule. This includes risk policies, guidelines for the development, validation and follow-up of models, and specific matters that require their knowledge and/or approval. In addition, the State of Market Risks is presented to the board on a quarterly basis.

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division contribute to the effective governance of the corporation's main risks. They focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture. They identify potential losses arising from the default of counterparts, market factor movements or the inadequacy of processes, people or systems, contributing to capital management in a comprehensive manner.



They also continuously manage risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the bank and promoting ongoing training.

To promote each employee's importance and responsibility in carefully managing operational risk, the bank has an annual training plan on various aspects of risk management that uses several communication tools and methods. To strengthen the knowledge, skills and tools of the risk teams, there is an annual training plan on subjects such as risk, financial, regulatory, technological and cybersecurity for all employees with different levels of specialization.

Both divisions are responsible for credit risk during the loan origination, monitoring and recovery stages for these respective segments. The Wholesale Credit Risk Division supervises the Market Risk Department that measures, limits, checks and reports on this risk, as well as defining valuation standards and asset and liability management standards.

The Origination Area of the Retail Credit Risk and Global Risk Control Division prepares the regulatory framework for credit risk issues, and the Risk Models Area prepares the methods related to credit risk. The respective areas of this division that deal with these matters also monitor and validate these risk management models, which safeguards their independence.

⟨ 89 ⟩

NCG 461
3.2.vi
3.6.v
3.6.vii
3.6.viii

Risk Management

This division also has Operational Risk and Business Continuity Departments that are responsible for managing and supervising how policies, standards and procedures are implemented in each of these areas within the bank and its subsidiaries. The Operational Risk Department is responsible for ensuring that operational risks are efficiently identified and managed, for promoting a risk awareness culture to prevent financial losses and improve process quality, and for proposing continuous improvements to risk management that are aligned with regulatory requirements and business objectives.

In addition to the above, the Business Continuity Department manages the strategy and oversight of continuity in the operational and technological areas through plans and controlled tests to reduce the impact of disruptive events that may affect the bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO). This independent employee is responsible for designing and implementing an environment to monitor the adequate definition and implementation of the information security and cybersecurity strategy and controls, as well as the independence of the oversight functions of the Cybersecurity Division.

The Operational Risk and Business Continuity methods, controls and scopes apply to Banco de Chile and are replicated in its subsidiaries. This guarantees their standardization in line with the bank's overall management model.

The Cybersecurity Division is responsible for defining, implementing and reporting on progress with the Strategic Cybersecurity Plan, which is aligned with the bank's business strategy. It focuses on protecting internal, customer and employee information.

⟨ 90 ⟩

NCG 461

3.6.v

Risk Management

Credit Risk

Credit risk assesses the probability that the counterparty in a loan transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss.

The bank seeks an adequate risk-return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes. It establishes a risk management framework for the business segments served, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank's businesses from a risk management perspective. It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval and monitoring process.

When required, corporate segments apply additional management processes for financing requests that involve greater exposure to environmental or social risks.

The bank integrates socio-environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed. Projects must have the corresponding permits, authorizations, patents and analyses for their impacts. For large customers, the bank also has specialized customer service units involved in the process of financing large-scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact.



In the area of risks related to climate change, progress was made in 2023 on the methodologies used to identify risks related to the climate factor in the portfolio. With regard to ESG risk management, the bank is making progress on its efforts to implement ESG governance along with methodological components and management integration. In addition, various training sessions have been held for employees on these topics, and these will continue in the coming years. This includes specialized ESG risk training for executives from different divisions in 2023, including risk, strengthening the bank's ability to proactively address these emerging challenges.

Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank's markets and segments, and acknowledges their peculiarities:

1. Perform a rigorous assessment during the loan origination process, based on credit policies, rules and procedures and making sure that sufficient, accurate information is available. This involves analyzing the customer's cash flow generation and solvency to comply with payment commitments and, when necessary, requiring suitable guarantees to mitigate the risk assumed with the customer.

2. Implement a continuous, robust portfolio monitoring process using procedures and systems that warn the bank of potential signs of customer impairment with respect to the original assessment and possible business opportunities with customers demonstrating superior quality and payment behavior.



3. Develop credit risk modeling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process.

4. Implement a timely, flexible, efficient collections structure that can be used to take the appropriate steps depending on customer type and payment problems, strictly adhering at all times to regulations and the bank's reputation-related definitions.

5. Efficiently manage teams, tools and information availability to ensure optimal credit risk management.

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the portfolio solvency and quality, providing prompt responses to customers while maintaining the solid fundamentals for which the bank's portfolio is known among its diverse segments and products.

⟨ 91 ⟩

NCG 461
3.6.ii.e
3.6.viii

Risk Management

Within the framework of risk management, ongoing and focused monitoring of the performance of portfolios has continued, including the evolution of loans associated with the Fogape Covid, Fogape Reactivación, Fogape Chile Apoya and FOGAES programs.

Retail Segment

Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction. These assessments examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer.

The bank's risk functions for these segments are segregated into the following areas:

Retail Origination and Regulations: Evaluates transactions and customers using areas specialized by segment and by product. Maintains a framework of policies and standards to ensure that portfolio quality remains within the desired risk, and defines guidelines for customer origination and their respective parameterization in the assessment systems. These definitions

are publicized within the commercial and risk areas through programs and continuous training, and they are monitored by credit review processes.

Risk Models: Responsible for developing, maintaining and updating credit risk models for regulatory or management use, in accordance with local and international regulations. Also responsible for the functional specifications and the appropriate statistical techniques to develop the models required. These models are validated by the Model Risk and Internal Control Department and then submitted to the corresponding governing body, such as the Internal Modeling Technical Development and Oversight Committee, the Portfolio Risk Committee, or the board, as appropriate.

Model Risk and Internal Control: Its purpose is to manage the risks associated with models and processes, for which it relies on the model validation, model risk management and internal control functions.

Model validation is responsible for performing an independent review of risk models, including risk-weighted assets and stress testing, during their construction and implementation stages. It validates compliance with board-approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation. The results of these reviews are submitted to the respective committees.

Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status.



The internal control function ensures the maintenance of a control model aligned with performance, financial and operating objectives, and the protection of its assets against possible losses. The foregoing has the effect of ensuring the reliability and transparency of the financial and non-financial information generated by the bank. For this purpose, a periodic assessment process is carried out based on the risks that could have a material impact, performed by evaluating the design and operating effectiveness of the controls identified in order to comply with operating, information and compliance targets.

Retail Monitoring and Modeling: This area measures portfolio behavior by monitoring the main indicators of the aggregate portfolio and using batch analysis reported in management thus generating important information for decision making at diverse levels. It also conducts special monitoring based on important events occurring in the market. This area ensures that strategies are implemented in a manner that meets their risk quality objectives.

The risk model monitoring function monitors risk models and ensures that they comply with the standards that assure their predictive and discriminant capacity.

It is also responsible for managing the calculation process for credit risk provisions and ensuring that they are correct executed.

Collections: This area universally manages debt collections at the bank and defines refinancing criteria using predefined negotiating guidelines to refinance borrowings for viable customers with the intention to pay, while maintaining an adequate risk-return ratio. It uses robust tools that control its differentiated collection management, in accordance with institutional policies and strict compliance with the regulatory framework.

The bank has specific rules regarding customer collections and loan rescheduling, which ensures the quality of its portfolio, in accordance with its credit policies and risk appetite framework. Collection management supports customers with temporary cash flow problems by proposing loan rescheduling plans to viable customers, in order to preserve a long-term relationship after their situation has been resolved. The recovery of assets at risk is maximized and collection measures are promptly and appropriately implemented to ensure that loans are recovered or to reduce any potential loss.

Wholesale Segment

Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank's relationship with the rest of the group. This individual (and group, if appropriate) assessment considers generation capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an assessment of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees.

This assessment is backed by a rating model that ensures a homogeneous evaluation of the customer and its group. This assessment involves specialized areas for some segments that require expert knowledge such as real estate, construction, agriculture, financial and international.

The portfolio is continually monitored in a centralized manner by individual customer, business segment and economic sector, based on regularly updated information from the customer and the industry, using robust management tools. Warnings are triggered throughout this process, to promptly and correctly detect any risks to the individual portfolio and to monitor any

Risk Management

special conditions established at the origination stage, such as financial covenants, and the scope of specific guarantees and conditions imposed at approval.

Loan origination departments monitor loans from application to recovery, in order to ensure that portfolio risks are promptly and correctly identified, and anticipate any problems in cases with higher risks.

By identifying customers with signs of deterioration or default on any condition, the customer's commercial area and the Wholesale Credit Risk Division work together to devise action plans to correct the situation. In more complex cases requiring specialized management, the Special Asset Management Area, which reports to the Wholesale Credit Risk Division, is directly responsible for managing collections, establishing action plans and negotiating based on each customer's particular circumstances.

Provisions and Expected Losses

Banco de Chile evaluates its loan portfolio on an ongoing basis and promptly recognizes the risk level associated with the portfolio. The entity has guidelines for the generation of credit risk models, covering management models (reactive and proactive admission models and collection models), provisioning models (both under local standards in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests that are part of the bank's effective equity self-assessment process. These guidelines and the subsequent models are approved by the board.

In order to cover losses in the event of potential payment default by customers, the bank determines how much to provision as follows:

> **Individual Assessment:** An individual debtor assessment is used mainly for legal entities that the bank needs to understand in detail or on a case-by-case basis because their size, complexity or indebtedness level. In order to establish timely and sufficient provisions, each debtor is classified into one of 16 categories defined by the CMF. The bank reviews the portfolio's risk ratings on an ongoing basis, including each customer's financial situation, payment behavior and environment.

> **Group Assessment:** This assessment criteria is applied mainly to individuals and smaller companies. These assessments are carried out each month using statistical models that enable the Bank to estimate the provisions needed to cover portfolio risk. The results for the commercial and mortgage portfolios are contrasted with the standard models provided by the regulator, with the resulting provision being the higher of the two methods. The consistency of these models is validated independently of the unit that develops them and subsequent back-testing contrasts actual losses with expected losses. The CMF issued a regulation on the standard method that banking institutions should use to calculate consumer loan provisions. The public consultation process is closed, and the regulation was pending publication as of December 31, 2023.



Adequacy of Provisions

In order to verify the quality and soundness of its risk assessment process, every year the Bank tests the adequacy of its provisions for its entire loan portfolio, thereby confirming that provisions are sufficient to cover losses that may arise from loans granted. The results of this analysis are presented to the board, which then issues a formal opinion on the adequacy of the bank's provisions for each year.

Additional Provisions

Banco de Chile records additional provisions to protect against unforeseeable economic fluctuations that may affect the macroeconomic environment or circumstances of a specific economic sector. At least once a year, the amount of additional provisions to be established or released is proposed first to the Portfolio Risk Committee and then to the board for approval.

The additional provisions set aside by the bank remained unchanged in 2023.

Financial Risks

The bank analyzes and manages price risk, or potential losses from adverse changes in market factors on financial exposures. It also monitors liquidity risk, which is defined as the potential inability to honor financial obligations or quickly liquidate exposures to price risk.

The Market Risk Department, which is part of the Wholesale Risk Control Division, is in charge of identifying risks, defining how to correctly measure them, and designing and establishing an appropriate structure of limits, alerts, controls and reporting on the bank's market exposures and risks, as well as providing guidelines for its subsidiaries. The Treasury and Capital Financial Control Department, within the Financial Reporting,



Control and Productivity Division, regularly reports on it. These units perform their duties independently from the business units. The Treasury Division is responsible for managing the aforementioned exposure and financial risks, within the limits and parameters proposed by the Market Risk Division and approved by the Finance, International and Market Risk Committee and the board, as appropriate, in accordance with the respective policies.

Liquidity Risk

Liquidity risk can arise either due to a reduction in the bank's funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). The bank has a liquidity risk management policy approved by the board and submitted to the body for its periodic review and updating. The policy establishes limits and warning levels based on internal methodologies that complement regulatory liquidity limits.

Funding liquidity is measured, controlled and managed by means of internal metrics including the Market Access Report. MAR limits are established to ensure that funding can be obtained and/or renewed in professional markets under normal operating conditions, in different time horizons and different currencies.

95

Risk Management

The bank also utilizes other metrics to manage liquidity such as minimum liquid assets or liquidity buffers, cross-currency funding, liability renewal rates and financial ratios and others metrics required by the regulator such as the liquidity coverage ratio (LCR) and the net stable fund ratio (NSFR). Other metrics are used, such as the C46 Index, which simulates the resulting net cash flow for a given period of time. It also continuously monitors and tracks market variables and/or material events that could impact the bank's liquidity position.

In accordance with its liquidity risk management policy, the bank performs regular stress exercises in order to quantify its cash needs in the event of adverse scenarios of varying severity, contrasted against potentially available action plans. These results are monitored and controlled based on the maximum liquidity risk tolerance defined by the board.

Trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives. The same processes are used to limit the bank's overall exposure to each currency and to exchange rate volatility with varying maturities.

These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk. Similarly, senior management is immediately notified in the event that limits are exceeded or alerts activated, including, if necessary, monitoring of corrective action plans. Measurements and the general status of liquidity risk are reported each month to the Finance, International and Market Risk Committee and each quarter to the bank's board.

Price Risk

The bank separates this risk into three types of financial variables: spot prices, interest rates and options volatility. It has a market risk management policy that is approved by the board and submitted for its review review and/or updating on an annual basis. The board establishes warning levels in addition to regulatory limits for measuring financial exposures and/or price risks.

Price risk is measured and controlled for management purposes using several different internal metrics and reports depending whether they are used for exposures in the Trading and Currency Book or the Accrual Book. The measurement and oversight of price risk also includes the measurement of and compliance with the metrics and standards set by the CMF in this area.

Regarding internal tools designed for the Trading and Currency Book, price risk is managed by calculating and reporting financial exposures using sensitivities or greeks, and the risk of the entire portfolio using the VaR model.

The bank has also established internal metrics for price risk management in the Accrual Book, defining limits and warning levels for interest rate exposure. It measures interest rate exposure using the IRE metric (Interest Rate Exposure), and interest rate risk for the Accrual Book using the EaR 12M (Earnings at Risk 12 month) methodology.

Also, internal policies call for periodic stress testing of Trading and Currency Book positions and the Accrual Book, which are contrasted against the maximum price risk tolerance defined by the board.

The use of limits and status of alerts are regularly reported to the respective business units. Similarly, senior management is immediately notified in the event that limits are exceeded or alerts activated, including, if necessary, monitoring of corrective action plans. This information is reported each month to the International Finance and Market Risk Committee and each quarter to the bank's board.

Operational Risk

The bank defines operational risk as the risk of incurring losses from deficiencies or failures in internal processes, human factors and/or systems, or resulting from external circumstances. This definition includes legal risks and excludes strategic and reputation risks.

Operational risk is inherent to all transactions, products and systems, as well as strategic, business and support processes throughout the organization. All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses.

The bank's operational risk management model requires active participation by its business units through coordinators and managers who represent the bank's areas.

Various regulations form the structural basis for management that describe the main guidelines, roles, responsibilities and tasks, and they are comprised of policies, bylaws, standards, methods, procedures and internal manuals.

Banco de Chile and its subsidiaries have developed a comprehensive operational risk management model that supports a general governance structure that adequately complies with the Operational Risk Policy and effectively manages the bank's and its subsidiaries



operational risks. This structure includes the board, the Senior Operational Risk Committee, the Operational Risk Committee, the Supplier Operating Committee and functional areas.

97

Comprehensive Operational Risk Management at the bank and its subsidiaries is carried out using a model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different operational risk areas of action using various management and control tools.

The processes mentioned correspond to:

1. **Identification and Assessment:** At Banco de Chile and its subsidiaries, this process considers internal and external factors, which allows for a better understanding of operational risk and improved allocation of resources and efficient and effective strategy development. The bank promotes the use of methodologies and procedures for guaranteeing adequate identification and assessment of these risks, both inherent and residual. These are performed at a frequency that allows for timely knowledge of operational risks.

Risk Management

2. **Control and Mitigation:** Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels. The objective of this process is to maintain risk at adequate levels. Banco de Chile and its subsidiaries implement a set of control and mitigation tools in the different management areas which allow them to remain alert to deviations in the exposure to operational risk, where mitigation measures are evaluated to solve them.

3. **Monitoring and Reporting:** The purpose of this process is to ensure monitoring of the main risks and to inform the various stakeholders. At Banco de Chile and its subsidiaries, monitoring and reporting includes information related to the different management areas. If necessary, the results of monitoring activities are reported to the relevant government agencies.

4. **Operational Risk Culture:** The bank and its subsidiaries plan operational risk culture programs aimed at raising awareness and training employees in the identification of risks, effectiveness of controls and identification of events in their normal operating activities so that each employee contributes to efforts to reduce the occurrence of risk events and mitigate their impact on the business.

The different management and their duties are:

- **Fraud Management:** Continually analyze internal and external information to identify major sources of risk and how they behave, define and drive mitigation measures, improve security for our customers and reduce any associated financial losses.

- **Process Assessment:** Identify and assess risks and controls associated with all the bank's processes, define and constantly monitor acceptable risk limits and the mitigation measures that apply when these limits are breached.

- **Control Testing:** Evaluate the operating effectiveness of operational risk controls through effectiveness testing and verify whether controls are correctly designed and implemented with the aim of preventing or detecting a material error.

- **Event Management:** Analyze, control and report significant operational risk incidents to the appropriate governance bodies regardless of whether they produce losses, in order to prevent them recurring, ensure that processes are correctly executed and suggest mitigating measures that will assure an adequate control environment.

- **Loss Base Management:** Establish processes and procedures that allow the identification, compilation and treatment of operational loss records and their adequate recording in the loss base, ensuring compliance with the regulatory requirements established in the methodology for the computation of assets weighted by operational risk.

- **Risk Appetite Profile and Framework:** Determine the inherent risk profile of the institution using methodologies that allow the quantification of such profile. Additionally, Operational Risk management is aligned with the statements established in the Operational Risk Appetite Framework, which is part of the bank's Risk Appetite Framework (RAF).

- **Generation of Stress Test Models for Operational Risk:** Design and ensure implementation of the measurement, reporting and control of stress test models for operational risk in accordance with the regulatory framework established for this area. In addition, it ensures the correct measurement and reporting of assets weighted by operational risk.

• **Relations with External Entities:** This involves entities external to the Operational Risk Area coordinating, preparing and reporting information to inspectors.

Business Continuity

The bank fulfills the main objectives related to providing the best service and customer service channel availability by making business continuity management a part of this fundamental process. Every day, it faces situations that could affect the business continuity of the organization or the country. Accordingly, it strives continuously to maintain, above all, the chain of payments.

Therefore, the Business Continuity Department has defined the overall framework based on the regulations in the policy and standards. It has prepared a consistent continuity plan to safeguard the bank and its subsidiaries, with the objective of making the organization resilient. It has established general guidelines for safeguarding employees, preserving the organization's assets in the event of catastrophes, maintaining and updating documentation, conducting training and executing tests of all scenarios, including crisis governance, in order to maintain customer service based on criticality.

Fulfillment of the model's strategy and planning for global management involves the following areas of action:

• **Document Management:** This involves submitting any documentation that supports business continuity to methodical updating processes, in order to keep the bank's strategy aligned with the BCM (Business Continuity Management) guidelines.



• **Supplier Management:** Identify, manage and monitor risks stemming from outsourcing services. Accordingly, the bank has a supplier management model that analyzes the risk and criticality associated with outsourced services and has implemented an assessment and monitoring scheme with a special focus on significant issues.

• **Self-Assessment Matrix:** Achieve annual targets and management then analyzes and reports its own performance.

• **Operational Risk Assessment for Projects:** The bank and its subsidiaries are constantly developing and intensifying projects during digital transformation, from the creation of new products and services to large-scale technological implementations and operational changes in processes. Projects may encounter new risks during their implementation that must be properly mitigated by incorporating robust controls before implementation is completed. To accomplish this, it uses a methodological framework and specific tools to assess the different risks and controls, establish a general level of risk exposure and determine mitigation actions when necessary.

Risk Management

- **Business Continuity Testing:** This refers to annual emergency simulations, which address the operational and technological risk scenarios identified by the bank, and connect the critical personnel that operate the payment chain and the procedures that support the bank's critical products and services.

- **Crisis Management:** This is an internal process that trains the main executive roles associated with the Crisis Groups in conjunction with the main strategic recovery processes and structures in the BCM model. It strengthens various aspects of the preparation, execution and monitoring required by the bank to manage crises.

- **Critical Supplier Management:** This is the management, control and testing of Business Continuity Plans of suppliers involved in processing critical products and services for the bank. These plans are associated with the risks directly related to that service.

- **Alternate Site Management:** This is the management and monitoring of secondary physical locations for the bank's critical services, to maintain operational continuity if the main work location fails. This requires keeping their technological and operational functionality up to date and ensuring that they can be rapidly activated when needed.

- **Relations with Subsidiaries and External Organizations**: This is the control, management and balancing of subsidiary compliance with the bank's strategies and methods to handle crises and business continuity. It also manages overall compliance with the requirements of internal and external regulators.

- **Continuous Improvement:** This applies enhancements, automation and sufficiency to the resources used by the internal processes within the business continuity model, to improve response times to information received during contingencies that complement the processes managed by the BCM.

- **Training and Education:** This covers employee training and strengthening on BCM strategies and issues, using various learning methods.

- **Cybersecurity Officer Role:** This involves designing and implementing independent controls by monitoring the tasks performed by the organizational units responsible for the bank's information security and cybersecurity.



Cybersecurity, Data Protection and Technological Risk

Governance, Structure, Policies, Investment

In an increasingly digitized environment, the management of privacy and protection of customer data and cybersecurity are a priority for Banco de Chile. The bank has a Cybersecurity Governance and Strategic Plan to meet these challenges.

The Cybersecurity Division reports monthly on its management in different corporate governance bodies. In addition, the Cybersecurity Division Manager reports to the board on the current status and progress with the strategic plan at least twice a year.

Through its Information Security and Cybersecurity Policy and Regulations, the Code of Conduct and the Rules of Order and Hygiene, the bank establishes the guidelines and rules regarding responsibility for and protection and safeguarding of information assets, as well as the management of risks in this area. This work is based on the regulatory aspects established in Law No. 21,096, which enshrines the right to the protection of personal data, Law No. 19,628 on the protection of privacy and the Updated Compilation of Norms (RAN 20-10), the latter

issued by the Financial Market Commission (CMF). In addition, Banco de Chile's regulatory framework considers international standards and is reviewed and updated annually. Its scope includes employees, external personnel, suppliers and service subcontractors.

Technology risk management is an essential process for identifying, assessing and managing risks related to technology, information security and cybersecurity. At Banco de Chile, these risks are managed periodically and the results of the assessments are presented to the different governance bodies.

For Banco de Chile, investment in cybersecurity is a priority. In 2023 it allocated around 12% of the total technology budget to cybersecurity in order to maintain, improve and strengthen security controls.

Cybersecurity Division Structure

Banco de Chile's Cybersecurity Division is structured to allow the entity to address the changing environment of threats that may impact the technological environment, information security, cybersecurity and digital change.

The Cybersecurity Division Manager (Chief Security Officer - CSO) is responsible for the identification and implementation of the information security and cybersecurity strategy and controls through processes, roles and functions based on the organizational context of the bank, industry, regulations, laws, and new threats. This individual is also responsible for supervising its implementation in subsidiaries.

⟨ 101 ⟩

NCG 461
3.6.ii.b

SASB
FN-CB-230a.2



Risk Management



Chief Executive Officer

Cybersecurity Division Manager

Technology Risk Department Manager

Cybersecurity Assurance and Subsidiary Management

Cyberdefense Area

Cybersecurity Engineering Area

Strategic Cybersecurity Management Unit

Cyberintelligence and Advanced Analytics Unit

102

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3.6.ii.b

SASB

FN-CB-230a.2

Cybersecurity Strategy

In line with Banco de Chile's business strategy, it established a cybersecurity policy, which is approved by senior management and is framed by the following international standards and best practices:

- NIST Framework
- ISO 27,001
- SWIFT CSCF (Customer Security Controls Framework)
- MITRE ATT&CK

Its main objectives are focused on:

- Maintaining and strengthening the security levels of information assets.
- Strengthening the protection and safeguarding of employee and customer information.
- Managing risks involving technology, information security and cybersecurity.

- Identifying, containing and eradicating cyber-attacks that could jeopardize the bank's operations.
- Increasing threat detection capabilities and automation of response actions.
- Strengthening access control and identity management.
- Improving the classification of business information.
- Monitoring information leakage
- Continually evaluating and improving security controls of systems and applications through security testing.
- Strengthening the culture of information security risk prevention and cybersecurity among employees, customers and suppliers.
- Improving proactive defense through advanced analytics and process automation.
- Defining and implementing security by design in digital transformation projects and processes.

Cybersecurity Management Capability Measurement

Each year, an independent third party evaluates the maturity of the management and effectiveness of Banco de Chile's cybersecurity strategy, providing recommendations based on best practices and international standards, which are incorporated into the initiatives of the Strategic Cybersecurity Plan. In addition, the Controller periodically reviews compliance and reports the results to various government agencies.





Banco de Chile continuously monitors its perimeter security position. It maintains an indicator of 99 points out of a maximum of 100.



Cybersecurity Continuity Testing

Each year, Banco de Chile conducts various business continuity tests including cybersecurity scenarios to strengthen its processes and incident response.

Banco de Chile	2022	2023
Safety continuity testing	2	6



103

Data Protection

In accordance with current regulations and its regulatory framework, the bank treats customer information as confidential and prevents unauthorized use of the same. The bank also has implemented various protection measures in this area, such as:

- Encryption of communications
- Network access control
- Permit profiling
- Data Leakage Protection (DLP)
- USB port control

GRI

2-27

418-1

NCG 461

3.6.ii.b

SASB

FN-CB-230a.1

No fines related to data protection and customer privacy attributable to cybersecurity events were issued in 2023.

Risk Management

Supply Chain

As a result of recent incidents that have affected the supply chain process in various industries, Banco de Chile has a regulatory framework for suppliers that determines the information security and cybersecurity standard for outsourcing services and establishes the security baselines that the supplier must comply with. These steps are taken to strengthen the products, processes and capabilities offered by the bank in order to prevent, detect, mitigate and respond to cybersecurity incidents. In 2023, the implementation of these validation, oversight and monitoring initiatives allowed us to strengthen the information security and cybersecurity position of our suppliers.



NCG 461

3.6.ii.b

AWARENESS

Banco de Chile has a robust Awareness Program that reaches its employees, customers, suppliers and the community. To strengthen knowledge in this area, the bank offered content, courses and lectures on threats and good practices in cybersecurity in 2023. In this regard:

❯ More than 75 notes and releases and at least 15 videos on social engineering, ransomware, artificial intelligence and other threats were published.

❯ Thirty corporate orientation webinars were held which raised the awareness of more than 90% of the 2023 new hires.

❯ The delivery of recommendations and best practices was enhanced through the updating of the cybersecurity site located on the public portal.

❯ A mandatory supplier strengthening program was developed, and 34 talks were given to raise awareness among 711 people during the year.

❯ The "Count on Chile program was developed.

Risk Factors

Volume growth and operating results depend on economic trends and variables such as inflation, unemployment and interest rates. A deterioration in the economy could have an adverse effect on the growth of our business and the banking industry in general.

Changes in global economic conditions can have significant consequences for the Chilean economy. Thus, factors such as geopolitical events, key trading partners changing their economic policies and changes in commodity prices may materially impact the Chilean economy.

The loan portfolio may not continue to grow at a similar pace to the past, due to factors such as changes in economic trends, regulatory changes and structural changes as a result of measures to combat the COVID-19 pandemic.

The growth of our loan portfolio in riskier segments may expose us to increased loan losses, which would require higher provisions.

Our results of operation depend greatly on our net interest income, which is affected by interest rate volatility and inflation. Changes in these variables could affect the the interest rates earned on our assets differently from the interest rates paid on our liabilities, resulting in a reduction in net interest income. Inflation and interest rates are sensitive to several factors beyond the bank's control.

Market instability could adversely affect our results and the value of our securities. Any volatility in market factors like interest rates, inflation, exchange rates, etc., could have a material adverse effect on our results of operations. Furthermore, changes in the capital market structure and tax regimes may affect our financial results.

Changes in political and social factors could impact our profitability. These include events such as social instability and drastic changes in economic policies and potential changes that could arise from changes in the Constitution or new governments.

More stringent regulatory restrictions regarding capital requirements, deposit reserves, liquidity, loan loss allowances, consumer protection and bankruptcy may limit our capacity to generate results.

The current risk ratings determine the cost and the terms of funding. Rating agencies evaluate diverse factors, including our financial strength, the business environment and the economic backdrop in which the bank operates. Thus, any downgrade in Chile's or the bank's credit rating could increase our cost of funding.

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks and with other providers of financial services that are not part of the banking

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Risk Management

industry. These dynamics may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in a decreased net interest margin.

Judgments and estimates affect the value of assets, liabilities, revenues and expenses in our financial statements. Estimates and assumptions are based on historical experience, expert judgment and other factors, including expectations of future developments under alternative scenarios. Although these assumptions are reviewed on a continuous basis, we cannot rule out that projected scenarios could dramatically change in the short term, impacting fundamentals and estimates, which could have repercussions on our results and financial position.

Operating problems, fraud, errors, criminal events or terrorism may have a material adverse impact on our business, financial condition and results of operations.

Cybersecurity events or interruptions could negatively affect our reputation or results of operations and may result in litigation.

Despite our efforts, resources, policies and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis.

Reforms to labor and pension laws as well as labor strikes or slowdowns could adversely affect our results of operations.



Pandemics such as COVID-19 and any new variants, or any other health crisis that impacts the economy, may affect our financial position and results.

Various financial and non-financial risks associated with climate change could impact macroeconomic variables in Chile and manifest differently in the areas of risk we face in the short-, medium- and long-terms. Physical risks could have financial, operational and other impacts on our operations, both directly and through our customers, suppliers and other counterparts. Transition risks could have a negative impact on asset values, our results or our reputation.

Risk exposure is managed by the bank's various corporate governance bodies, which are described in the Risk Management and Corporate Governance chapters of this Annual Report.

GRI

201-1

NCG 461

3.6.ii.a

3.6.ii.e

2

Economic
and Financial Performance



Macroeconomic Environment



The global economy underwent a series of adjustments over the course of 2023. According to International Monetary Fund (IMF) estimates, global GDP growth fell from 3.5% in 2022 to 3.0% in 2023 due to factors such as the disruptions generated by the war in Ukraine, the loss of purchasing power as a result of inflation and the effects of higher interest rates.

In this context, according to these IMF estimates, developed economies expanded by 1.5% in 2023 (down from 2.6% in 2022). This slowdown was mainly due to decreased dynamism in the European Union, a region where GDP increased by 0.7% (versus 3.3% in 2022). Growth in emerging economies remained relatively stable (4.0% in 2023 versus 4.1% the previous year) due to the counteracting effects of lower activity in Latin America and greater expansion in China, where growth increased to 5.0% (3.0% in 2022).

This moderation has led to lower inflation, which, according to the IMF scenario, fell to 6.9% in 2023 (from 8.7% in the previous year) as a result of factors such as the tightening of monetary policy in various parts of the world, with benchmark rates reaching their highest levels in decades. In this context, the case of the U.S. Federal Reserve was noteworthy. The Federal Funds Rate increased to the range 5.25% - 5.50%, up 525 basis points since the first quarter of 2022 and reaching its highest value since 2001. Similar action was taken by the European Central Bank, which implemented a 450 basis point hike cycle starting in mid-2022, raising the governing rate to 4.5% at the end of 2023. There, as was the case in the U.S., the rate had not been that high since 2001. Rising interest rates in developed countries were one of the determinants of the strengthening of their currencies.

The outlook for the global economy in 2024 points to moderate growth of around 2.9%. That rate comes in below the historical average (2000-2019) of 3.8%. Inflation is expected to decline to 5.8% in 2024 due to the tightening of the countries' monetary policies and lower commodity prices.

Domestic Economy

The Chilean economy posted growth close to zero in 2023. This figure is due to negative year-on-year growth rates between the first and third quarters followed by recovery towards the end of the year. However, this result was better than expected at the beginning of the year, as several surveys had anticipated a rate of decline of close to 1.5%.

Multiple factors contributed to the recession experienced by the Chilean economy. One is the normalization of liquidity after pandemic monetary stimulus was withdrawn, which had a more marked effect on domestic demand in terms of both consumption and investment. The normalization of fiscal policy, which resulted in an improved balance sheet in 2022, also impacted domestic activity. Thirdly, Chile's monetary tightening process, with increases in the Monetary Policy Rate between 2021 and 2022 (from 0.5% to 11.25%), was another determining factor in the cyclical normalization.

In this context, the Central Bank estimated in its December Monetary Policy Report that the Chilean economy would grow 0% in 2023 due to a 4.6% drop in domestic demand (as a result of a contraction of the same magnitude in private consumption) offset by an improvement in the trade balance. As a result of this adjustment, there was a significant correction in the external deficit of the Chilean economy, reflected in a drop in the current account deficit from 9.0% of GDP in 2022 to 3.3% in 2023. The return to more normal levels of economic slack was also reflected in the rise in the unemployment rate.



Inflation by Country Group
(YoY, %)

- Global
- Developed countries
- Emerging countries

109



Evolution of Chile's Monthly Index of Economic Activity (Imacec)
(Mobile quarterly average YoY, %)

Source: Chilean Central Bank.

Economic Environment



Evolution of Inflation in Chile
(YoY, %)

— CPI — Core CPI

Source: Chilean Central Bank.

110

Inflation approached more conventional levels over the course of the year, climbing 3.9% in 2023, which is below the 12.8% and 7.2% observed in 2022 and 2021, respectively. Several factors contributed to this trend, including the delayed effects of monetary policy, the average appreciation of the exchange rate (relative to the previous year) and lower external price pressures. In this context, there was a drop in all measures of core inflation. For example, the measure that excludes energy and food prices fell to 4.1% in December (from 8.6% in December 2022) and tradable goods inflation (which represents around 60% of the basket) fell from 15.9% to 2.3% in that period. Likewise, at the end of 2023, the various measures of both inflation expectations and offsets were once again anchored to the Central Bank's 3.0% target.

The downward trend in inflation allowed the Central Bank to initiate a process of normalization in monetary conditions. It reduced the MPR by 300 basis points between July and December, bringing it to 8.25% at the end of the year. According to the December Monetary Policy Report, there will be additional reductions in the Monetary Policy Rate in 2024.

We expect GDP growth of 1.5%, which would still be below the country's long-term trend, with inflation around the Central Bank's target (3.0%). Regarding the Monetary Policy Rate, we expect further reductions in the governing policy rate towards levels close to 4.5% around the neutral value of this variable.



Chilean Banking Industry Performance

During 2023, lending activity remained subdued, as the industry's total loan portfolio, excluding foreign subsidiaries, saw nominal annual growth of 3.2%, down from 10.1% in 2022. In real terms, the total loan portfolio contracted by 1.5% in 2023 compared to a 2.8% drop in 2022.

This decrease is mainly explained by commercial loans, which fell 3.7% in real terms due to the economic outlook. The latter was marked by the uncertainty surrounding two consecutive constitutional reform processes—which ended in December 2023—and by a series of reforms promoted by the government aimed at introducing significant changes in key economic areas. These factors discouraged companies from undertaking long-term investment projects as reflected in gross fixed capital formation, which would decrease by around 1.9% in 2023.

Alongside this evolution of commercial loans, consumer credit was affected by a contractionary monetary cycle that lasted longer than expected, increasing borrowing costs and generating second-round effects on private consumption. The latter would have contracted 4.6% in 2023 in a context of weak demand for goods and services, high interest rates and rising unemployment. However, consumer loans contracted by 2.3% in real terms. This decrease was partially offset by the positive and non-recurring effect of the consolidation of automotive loans by a local bank in 3Q23.

For their part, mortgage loans grew above inflation by 2.4% in real terms despite the prevailing interest rates that year, which weakened demand for this type of financing.

In this environment, the Central Bank's quarterly credit surveys showed a weakening of demand for commercial loans by large companies and SMEs throughout 2023, while supply conditions remained tight, particularly for sectors whose activity was most affected by the economic recession. In terms of individuals, demand for consumer loans recovered slightly from 2Q23 onwards, while supply conditions did not change significantly during the year.

On the liabilities side, demand deposits continued to adjust, recording a real decrease of 6.8% compared to one year ago. However, the decline has slowed throughout 2023, suggesting that the ratio of demand deposits to loans of 28.2% as of December 2023 is approaching historical and equilibrium levels of approximately 26%. Time deposits shrank by 1.3% in real terms. This also reflects significant deceleration compared to the expansion rates observed in 2022 and part of 2023. Debt issued contracted slightly below inflation.

In terms of solvency, the banking industry continues to make progress in the implementation of Basel III according to the regulatory timetable. The ratio of regulatory capital to credit-risk-weighted assets was 15.7% as of September 2023 (latest available), surpassing the 15.6% from December 2022. It is worth mentioning that the countercyclical buffer and Pillar 2 requirements were activated in 2023 and will be mandatory as of 2024.

In terms of earnings, the industry posted net income of Ch$4,567 billion in 2023, a decrease of Ch$930 billion compared to the end of 2022, equivalent to a nominal 16.9%. Some exogenous

Chilean Banking Industry Performance

and positive factors were present during the period, mainly high interest rates and inflation above the Central Bank's target range. Thus, return on average equity reached 15.4%, down from 21.1% in 2022. However, if the effect of inflation on equity (price-level restatement) were recognized, this profitability indicator would have reached 11.3% in 2023, higher than the 8.1% recorded in the previous year.

Operating income increased slightly by 0.2% compared to the previous year. This result is mainly due to solid net financial income associated with positions in financial instruments and net fees and commissions, offset by lower inflation in the period, which resulted in lower net interest and indexation income given the financial system's structural asset position in UF. Overall, the ratio of operating revenue to average loans dropped from 7% in 2022 to 6.6% in 2023.

In a context in which profit margins have been compressed and lending activity is not picking up, the industry continues to make efforts related to efficiency and productivity. This is reflected in its performance in operating expenses, which increased by 7.8%, below the 8.9% variation in average UF for the year. The nominal increase in operating expenses is mainly due to higher administrative and payroll expenses, both of which are affected by inflation. In addition, services began to be levied with VAT in 2023, which also explains part of the increase in administrative expenses. Together with the decrease in operating income, this placed the efficiency indicator at 43.6%, above the 40.6% recorded in 2022.

Expected credit losses contracted by 0.5% year-on-year to Ch$3,246 billion. The dynamics in this area were different from previous years and concurrent with the normalization of liquidity

levels and delinquency indicators, thus reducing the industry's need to resort to the mechanism of additional provisions to reflect the real credit conditions of the economy. In this context, loans over 90 days past due represented 2.15% of total loans, up from 1.70% at the end of 2022. Meanwhile, the ratio of loan loss allowances to average loans rose to 1.31%, down from 1.40% in 2022.

Finally, taxes, an important indicator of annual performance, increased by 47.6% in 2023. This was mainly due to a larger tax base resulting from lower inflation during the period.

The expectations for the evolution of local banking for 2024 are as follows:

In regard to loan growth, we expect to see recovery due to the rebound of the economy driven by the improved performance of consumption, which should offset a slight contraction in investment. As such, we expect a real increase in the range of 2.0% - 2.5% for the industry's portfolio, which should be driven by both consumer and mortgage loans growing at the upper end of the range and commercial loans, which should increase slightly below the lower end, excluding foreign subsidiaries.

From a funding standpoint, given that demand deposits converged to normal levels in 2023, we expect real annual expansion in line with GDP growth, gradually approaching a deposit-to-loan ratio in the range of 25% to 26%. Instead, banks are expected to increase long-term funding rather than time deposits given the decline in interest rates and lower inflation compensation for customers and impending liquidity and capital pressures for certain players. Therefore, we see time deposits decreasing at the margin and debt issued should increase in line with the growth of loans.



As for net income, the industry's NIM will be affected by mixed factors such as: (i) the negative impact of the end of the FCIC; (ii) a positive effect of lower short-term interest rates on funding; and (iii) the return of inflation to around 3.0%. Therefore, we expect the NIM to be in the range of 3.2% to 3.5% in 2024. Credit risk, the past-due portfolio and expected credit losses should reflect the effect of an improved but still limited economic outlook and the adoption of the standardized consumer provisioning methodology. As such, we foresee a ratio of Expected Credit Losses in levels of ~1.4% and Past-Due loans at ~2.2%.

⟨ 113 ⟩

Banking Industry Balance Sheet
(In millions of Chilean pesos, including foreign subsidiaries)

	2022	2023	% Change
Total assets	396,716,471	401,355,353	1.2%
Loans	243,485,431	252,977,430	3.9%
At amortized cost	243,218,636	252,774,198	3.9%
At fair value	266,795	203,232	-23.8%
Financial investments	66,270,855	71,334,851	7.6%
Total liabilities	368,456,988	369,479,817	0.3%
Demand deposits	83,333,733	82,237,630	-1.3%
Time deposits	107,047,649	112,571,869	5.2%
Debt issued	55,919,621	58,197,430	4.1%
Regulatory capital financial instruments issued	9,570,791	10,269,818	7.3%
Total equity	28,259,483	31,875,536	12.8%

Chilean Banking Industry Performance

Banking System Earnings
(In millions of Chilean pesos, including foreign subsidiaries)

	2022	2023	% Change
Operating revenue	**16,388,782**	**16,425,675**	**0.2%**
Net interest income	7,879,398	9,651,764	22.5%
Net indexation income	4,735,369	2,183,089	-53.9%
Net fees and commissions	2,474,766	2,712,041	9.6%
Net gains from trading and brokerage activities and foreign exchange transactions	995,923	1,539,481	54.6%
Income attributable to affiliates	46,314	54,915	18.6%
Gain (loss) on non-current assets held for sale	-1,827	20,299	-
Other operating income	258,839	264,086	2.0%
Total operating expenses	**-6,649,694**	**-7,165,644**	**7.8%**
Loan loss allowances	**-3,261,815**	**-3,245,852**	**-0.5%**
Net income before taxes	**6,477,273**	**6,014,179**	**-7.1%**
Income taxes	-980,140	-1,447,035	47.6%
Net income for the year	**5,497,133**	**4,567,144**	**-16.9%**
Net income attributable to owners of the bank	5,395,585	4,489,697	-16.8%
Non-controlling interests	101,548	77,447	-23.7%

Indicators	2022	2023
ROAE	21.1%	15.4%
Operating Revenue / Average Loans	7.0%	6.6%
Efficiency	40.6%	43.6%
Loan Loss Allowances / Average Loans	1.4%	1.3%
Total Capital / Risk-Weighted Assets	15.6%	15.7%*

(*) Information as of September 2023 (latest available).



Banco de Chile's Financial Performance

Net Income

In fiscal year 2023, we achieved net income of Ch$1,243,635 million, which was 11.8% or Ch$165,800 million below the Ch$1,409,435 million recorded in 2022.

This annual decrease is mainly due to:

- An increase of Ch$123,020 million or 12.4% in operating expenses due to the effect of accumulated inflation on UF-indexed items such as salaries. This came in addition to non-recurring effects on employee benefits as a result of the successful early closing of collective bargaining agreements and higher severance packages. Other items, mainly related to IT and operational write-offs, were also up compared to 2022.

- A decrease of Ch$118,517 million or 3.8% in operating income, mainly due to a sharp drop in inflation of 13.3% in 2022 vs. 4.8% in 2023 (measured as UF variation). This resulted in a decrease in non-customer revenue. This element, in turn, was offset to some extent by the improvement in customer income supported by a higher contribution from deposits, loan income and commission income.

These factors were partially offset by:

- A decrease of Ch$73,867 million or 17.0% in loan loss allowances, which is associated with two opposing effects: (i) the establishment of additional provisions in 2022 which meant a high basis of comparison in relation to 2023, when no additional provisions were made; and (ii) the effect of loan growth and more normalized payment behavior in the Retail Banking Segment in 2023.

- The impact of the Ch$1,870 million annual decrease in income taxes associated with mixed underlying factors: (i) a reduction in pre-tax income; and (ii) an increase in deductions related to the accrual of financial instruments under Article 104 of the tax code, the latter offset in part by lower inflation on our taxable income, as the effect of inflation on equity is tax deductible under the Chilean tax system.

Return on Average Equity (ROAE)



Return on average equity [1]

	2022	2023
ROAE	31.4%	25.1%
Inflation-adjusted ROAE	19.3%	20.6%

● ROAE   ● Inflation-adjusted ROAE

(1) Inflation-adjusted ROAE is calculated as net income less the effect of inflation on capital and reserves (both for the period) divided by average equity.

As a result of the factors mentioned above, we achieved an ROAE of 25.1% in 2023, down from the 31.4% posted in 2022. This is fully in line with our expectations for the gradual convergence of ROAE to normalized levels.

However, it is worth noting how ROAE behaves when adjusted for inflation. Given that persistently high inflation negatively affects the real value of capital and reserves, it is useful to provide investors with a non-GAAP adjusted measure, such as inflation-adjusted ROAE, for a comprehensive assessment of our performance given the effect of declining purchasing power on capital. This indicator shows that inflation-adjusted ROAE was 20.6% in 2023, compared to 19.3% in 2022. These figures make our financial performance during 2023 even more remarkable.

115

Banco de Chile's Financial Performance

Operating Revenues

Breakdown of Operating Income
(In millions of Chilean pesos)

	2022	2023	Change 2023/2022 Ch$	%
Net interest and indexation income	2,235,546	1,890,660	-344,886	(15.4)%
Net gains from trading and brokerage activities and foreign exchange transactions[1]	303,385	467,765	164,380	+54.2%
Net financial income	**2,538,931**	**2,358,425**	**-180,506**	**(7.1)%**
Net fees and commissions	**531,619**	**545,278**	**13,659**	**+2.6%**
Other operating income	**29,659**	**75,995**	**46,336**	**+156.2%**
Income attributable to affiliates	**13,580**	**14,432**	**852**	**+6.3%**
Gain (loss) on non-current assets held for sale	**2,004**	**3,146**	**1,142**	**+57.0%**
Total operating revenue	**3,115,793**	**2,997,276**	**-118,517**	**(3.8)%**

Key Indicators	2022	2023	bp.
Net Interest and Indexation Margin	5.53%	4.48%	-105
Net Financial Margin	5.69%	4.96%	-73
Net Commissions to Average Loans	1.50%	1.48%	-2

(1) Includes earnings from: trading assets measured at fair value through profit or loss, assets measured at fair value through other comprehensive income, financial liabilities at fair value, trading derivatives, hedging derivatives and foreign currency translation

Net Financial Income

Our net financial income totaled Ch$2,358,425 million, which is equivalent to an annual decrease of Ch$180,506 million compared to 2022. This performance was the result of a drop in non-customer financial income of Ch$389,178 million or 34.9%, influenced almost entirely by lower inflation in 2023 compared to 2022. For its part, customer financial income posted an annual increase of Ch$208,672 million in 2023, driven mainly by improved performance in key commercial products such as demand deposits, loans and time deposits.



Breakdown of Net Financial Income
(In millions of Chilean pesos)

- Non-customer financial income
- Customer financial income

The main factors behind this annual performance were:

❯ A Ch$341,592 million drop in the contribution of our net structural asset exposure in UF that hedges our net equity against inflation. This was the result of inflation rate that —measured as the change in UF—decreased from 13.3% in 2022 to 4.8% in 2023. That effect was partially offset by higher equity balances.

❯ The contraction of Ch$62,398 million in revenue from our Treasury business, from Ch$297,528 million in 2022 to Ch$235,129 million in 2023. The main factors underlying this performance can be summarized as follows:

- A decrease of Ch$63,990 million in the performance of our Trading and Investment desks. This was mainly due to: (i) the effect of lower inflation on the partially UF-denominated fixed income portfolio; (ii) unfavorable changes in medium- and long-term interest rates during 2023, which led to negative fair value adjustments to both our fixed income securities and derivatives held for trading, a trend that was partially reversed at the end of 2023, which was enhanced by a comparison base effect as 2022, which was an extraordinary year for trading positions; (iii) lower income from managing our foreign currency position due to a high basis of comparison related to higher volatility in 2022; and (iv) lower CVA/DVA earnings from a net gain of Ch$5,215 million in 2022 to a net loss of Ch$428 million in 2023.

- Revenues from our Sales and Structured Products unit fell by Ch$3,322 million in 2023 compared to 2022 as a result of a high basis of comparison given a higher number of derivative transactions by customers in an environment characterized by high volatility and uncertainty.

- Income from the ALM desk decreased by Ch$663 million as a result of several factors, including: (i) the negative effect of lower inflation on the directional positions of UF assets taken by our Treasury, which more than offset the higher revenue from the management of maturity and interest rate mismatches, both effects meant lower revenue from mismatch management by Ch$25,429 million annually; and (ii) an annual increase of Ch$26,092 million in income from the management of investments held for liquidity purposes, mostly associated with the sale of financial assets measured in FVTOCI in 2022 that had accumulated a negative mark-to-market adjustment in equity accounts.

These effects were partly offset by:

❮ 117 ❯

❯ A higher contribution of demand deposits to our cost of funding by Ch$98,780 million annually. This was mainly due to higher average interest rates in both local and foreign currency in 2023 compared to 2022, in line with the monetary measures adopted by central banks around the world to address inflation. The positive effect of interest rates was offset to some extent by a 17.4% annual decrease in average demand deposit balances.

❯ An increase of Ch$78,627 million in income from loans, which climbed from Ch$784,230 million in 2022 to Ch$862,856 million in 2023, mainly due to the improved performance of consumer loans in 2023, which resulted in additional income of Ch$49,967 million. This was based on the increase in the credit spread (+38 bp.) and the increase in average balances (+9.5%). To a lesser extent, higher annual income of Ch$20,596 million from mortgage loans, mainly influenced by

Banco de Chile's Financial Performance

average balances that grew 9.2% in 2023 compared to 2022, and by higher credit spreads (+11 bp.). Finally, income from commercial loans increased by Ch$10,543 million despite average balances remaining virtually flat in 2023 compared to 2022.

> Income from time deposits, which increased by Ch$34,334 million annually from Ch$20,080 million recorded in 2022 to Ch$54,414 million in 2023. This was the result of: (i) higher margins since mid-2023 as a result of a pricing strategy that captured value gaps as part of our efficiency initiatives that continuously seek to take advantage of opportunities across the corporation; and (ii) average time deposit balances that expanded 30.0% annually given the increased appetite for this product by investors in line with higher local short-term interest rates.

> Higher annual net financial income from subsidiaries of Ch$4,019 million. This was associated with higher earnings from the fixed-income portfolio managed by our stock brokerage subsidiary.

Net Financial Margin (NFM)

In 2023, our net financial margin reached 4.96%, 73 bp. below the 5.69% recorded in 2022. The decrease is largely due to the annual drop in inflation from 13.3% in 2022 to 4.8% in 2023, which affected the local banking industry as a whole and in different magnitudes depending on each bank's exposure to inflation. Our net financial margin followed the trend of the entire banking industry, but we still outperformed it by 90 bp. in 2023 (126 bp. in 2022) in this indicator.



Net Financial Margin
(net financial income / average interest-earning assets)

	2022	2023
Banco de Chile	5.69%	4.96%
Industry	4.43%	4.06%

● Banco de Chile ● Industry





Net Fees and Commissions

Our net fees and commissions grew by Ch$13,659 million or 2.6% to Ch$545,278 million in 2023 compared to Ch$531,619 million in 2022. This moderate growth was due in part to the one-time effect of changes in the way income from collection services is handled in the accounting system. Adjusting for this effect, fees and commissions increased 5.7% annually in 2023.

The main effects underlying this growth can be summarized as follows:

> Insurance brokerage commissions grew by Ch$18,867 million or 18.7% from the Ch$100,865 million recorded in 2022. This upward trend was mainly due to the 14.2% annual expansion in brokered premiums, which in turn was largely favored by the positive evolution of insurance sales in the Retail Banking segment.

> Higher transactional services fee income of Ch$17,237 million or 9.9%, up from Ch$173,660 million in 2022. This performance is mainly related to credit card commissions, which increased Ch$10,017 million during the year, mainly due to a 14.3% increase in transaction billings.

> An increase of Ch$3,353 million in loan origination fees, contingent loans and loan prepayments, mainly as a result of the reactivation of activity, especially in Retail Banking.

These factors were partly offset by:

> A drop of Ch$16,883 million in collection service fees from the Ch$17,049 million reported in 2022. This effect is due to the change in the accounting treatment of commissions from this type of service, which began to be recorded in other operating income in 2023.

> Fees for financial advisory services decreased Ch$3,793 billion from Ch$8,935 million in 2022 to Ch$5,142 million in 2023.



Net Fees and Commissions
(In millions of Chilean pesos)

- Other
- Securities brokerage
- Loans, contingent loans and prepayments
- Mutual funds
- Insurance brokerage
- Transactional services

119

During 2023, financial advisory services were affected by the prevailing economic outlook of waning business confidence and high interest rates that resulted in fewer mergers and acquisitions and bond placements in the local market.

> A decrease of Ch$3,192 million in fees and commissions from the stock brokerage business, from Ch$12,568 million in 2022 to Ch$9,376 million in 2023. This is mainly due to a 5.0% annual decline in equity brokerage volume in line with investor preferences that shifted to fixed income investments in anticipation of the downward correction in interest rates.

> Lower mutual fund management fees and commissions, which decreased by Ch$2,858 million from Ch$121,028 million in 2022 to Ch$118,170 million in 2023. This decrease is mainly due to changes in the preferences of investors, who have opted for lower margin funds such as fixed income funds given their expectations of a downward correction in local interest rates.

Banco de Chile's Financial Performance

Other Operating Income

Other operating income (which includes income from investments in other companies, income from non-current assets held for sale and other operating income) posted an annual increase of Ch$48,330 million or 106.8% in the year ended December 31, 2023, from the Ch$45,243 million achieved in 2022. This was mainly due to an annual increase of Ch$46,336 million in other operating income, which in turn was mainly due to the following: (i) a one-time release of non-credit provisions of almost Ch$23,355 million, (ii) additional income of almost Ch$24,000 million related to the change in the accounting treatment of income from collection services, and (iii) approximately Ch$6,701 million related to the effect of inflation on VAT payments to the tax authority (SII). These factors were offset to some extent by a Ch$7,900 million annual decrease in revenue from the recognition of inflation in the monthly interim tax payments due to a sharp decline in inflation from 13.3% in 2022 to 4.8% in 2023.

Loan Loss Allowances

Our loan loss allowances or expected credit losses (ECLs) totaled Ch$361,251 million in 2023, down Ch$73,867 million or 17.0% compared to the Ch$435,118 million posted in 2022.

Expected Credit Losses
(In millions of Chilean pesos)

	2022	2023	Change 2023 / 2022	
			Ch$	%
Provision balance				
Opening balance	**718,249**	**778,392**	**60,143**	**+8.4%**
Write-offs	(265,480)	(434,427)	(168,947)	+63.6%
Sale of portfolio	(1,631)	(342)	1,289	(79.0)%
FX allowances	582	2,390	1,808	+310.7%
Net provisions	326,672	422,955	96,283	+29.5%
Closing balance	**778,392**	**768,968**	**(9,424)**	**(1.2)%**
Expected credit loss expense				
Net loan loss allowances	326,672	422,955	96,283	+29.5%
Net bank provisions	275	60	(215)	(78.2)%
Provisions for contingencies	3,869	3,725	(144)	(3.7)%
Country risk provisions	801	(469)	(1,270)	(158.6)%
Impairment of financial institutions	8,009	(2,754)	(10,763)	(134.4)%
Additional provisions	160,000	0	(160,000)	(100.0)%
Recovered amounts	(64,508)	(62,266)	2,242	(3.5)%
Expected credit losses	**435,118**	**361,251**	**(73,867)**	**(17.0)%**

The annual variation was mainly due to:

> Not recording any additional provisions in 2023 compared to Ch$160,000 million in 2022. In previous years, we strengthened our additional provisioning base in order to address the potential deterioration of credit quality—above normal levels—from the very positive levels observed during the pandemic, due to the exceptional excess liquidity in the economy. Although credit risk metrics are converging to longer-term levels, no greater- or higher-than-expected deterioration has yet been evidenced. As such, we did not establish or release additional provisions in 2023.

> A Ch$10,763 million annual drop in impairment of financial assets—measured at both FVTOCI and amortized cost— compared to 2022. This was mainly due to improved credit spreads, especially concentrated in local currency certificates of deposit issued by local banks as a result of reduced exposure.

These effects were partially offset by an annual increase in loan loss allowances associated with consumer and contingent loans, which can be broken down as follows:

> An annual increase of approximately Ch$22,268 million in ECLs due to credit growth (and the change in composition) resulting from a 4.1% annual expansion in average loans, supported mainly by the 6.4% growth in loans managed



by the Retail Banking segment and, to a lesser extent, by a moderate 0.5% increase in loans managed by the Wholesale Banking segment. The effect of loan growth was almost entirely concentrated in Retail Banking.

> A Ch$75,898 million year-over-year increase in ECLs compared to last year. This can be attributed to the overall deterioration in asset quality as a result of:

• The weakening of credit risk profiles in the Retail Banking segment, which resulted in higher ECLs of Ch$109,344 million in 2023. This aligns with the upward trend in non-performing loans, mostly concentrated in Retail Banking, from 1.08% in December 2022 to 1.43% in December 2023. This increase was the result of the return to normal of extraordinarily positive payment behaviors observed in 2021 and 2022 driven by exceptional liquidity, especially among individuals. As liquidity has declined and unemployment levels have been affected by economic stagnation, delinquency ratios have continued to trend towards normal levels in Retail Banking.

• By contrast, the Wholesale Banking segment evidenced a net improvement in credit quality in 2023, which translated into a Ch$33,446 million annual decrease in ECLs, mainly in economic sectors that had suffered deterioration in 2022—due to both market and regulatory dynamics— and which, in turn, strengthened their financial situation throughout 2023 due to business fundamentals and reduced uncertainty, all of which translated into decreased loan loss allowances. We note that this overall improvement in credit quality occurred despite the fact that some customers presented financial stress towards the end of the year, which translated into an increase in ECLs in the respective business unit.

121

Banco de Chile's Financial Performance

Expected Credit Losses Ratio

As described above, our ECL ratios (annualized loan loss allowances or ECLs over average loans) decreased by 25 bp. in 2023 to 0.98%, from 1.23% in 2022. It is worth noting that, when adjusting for the additional provisions recorded in 2022, our credit loss ratio would have increased by 20 bp. in 2023 compared to 2022.



Expected Credit Losses Ratio
(loan loss allowances / average loans)

- Banco de Chile
- Industry

Based on our ECL ratios, we continue to outperform the industry in terms of risk expense by 33 bp. in 2023 when compared to the 1.31% recorded by the industry.

Past-Due Loans



Past-Due Ratio
(past-due loans >90d / total loans)

- Banco de Chile
- Industry

In terms of delinquencies, our past-due ratio (loans past due 90 days or more) rose to 1.43% as of December 2023, from 1.08% in the previous year. The evolution of our delinquency ratio shows that credit risk indicators continue to normalize due to lower customer liquidity, rising unemployment and weak economic activity.

This trend affects the entire local banking sector, as reflected by the increase in the industry's ratio of past-due loans to total loans from 1.70% in December 2022 to 2.15% in December 2023. As a result, we continued to outperform the banking system in past-due loans to total loans by 70 bp. at the end of 2023.

Operating Expenses

For the year ended December 31, 2023, operating expenses were up Ch$123,020 million or 12.4% compared to the Ch$995,483 million posted the previous year.

Operating Expenses
(In millions of Chilean pesos)

	2022	2023	Change 2023 / 2022 Ch$	%
Personnel expenses	528,226	582,684	54,458	+10.3%
Administrative expenses	355,274	408,844	53,570	+15.1%
Depreciation and amortization	84,205	92,308	8,103	+9.6%
Impairment	77	1,762	1,685	+2,188.3%
Other operating expenses	27,701	32,905	5,204	+18.8%
Total operating expenses	**995,483**	**1,118,503**	**123,020**	**+12.4%**
Additional Information	**2022**	**2023**		**bp. / %**
Expenses / Income	32.0%	37.3%		+537bp.
Expenses / Average Assets	1.9%	2.0%		+14bp.
Workforce (#) - EoP	12,550	12,217		(2.7)%
Branches (#) - EoP	266	257		(3.4)%



The year-over-year increase in our cost base was primarily driven by:

❯ Increases in personnel expenses of Ch$54,458 million in 2023 mainly explained by rises of: (i) Ch$39,643 million in payroll, which considers the effect of past inflation (part of the CPI variation observed in 2022), which offset the impact of a reduced headcount after revising our organizational structure and focusing on efficiency; (ii) along the same lines, larger severance payments of Ch$8,010 million; and (iii) an increase of Ch$6,806 million in benefits and other payments to employees related to accelerated recognition of benefits incorporated in previous collective bargaining agreements due to the new collective bargaining processes held in advance.

❯ An annual increase of Ch$53,570 million in administrative expenses as a result of: (i) higher IT-related expenses of Ch$28,054 million associated with software licenses, data processing services and technology infrastructure improvements; (ii) an annual increase of Ch$7,475 million in PP&E maintenance due to the remodeling of branches and the relocation of ATMs as a result of a new partnership with a local retailer; (iii) higher advertising expenses of Ch$4,338 million due to campaigns related to the sponsorship of the National Rugby Team, along with other business-related campaigns,

Banco de Chile's Financial Performance

particularly linked to the use of payment channels and the benefits of our loyalty program, (iv) additional expenses of Ch$3,271 million in outsourced collection services, as VAT began to be levied on these services in accordance with the latest tax reform, (v) an increase of Ch$2,843 million in legal expenses mainly related to the increase in delinquencies and collection activity, and (vi) an increase of Ch$1,796 million in leases related in part to the location of ATMs.

› Higher depreciation and amortization expense of Ch$8,103 million annually, largely due to higher amortization of intangible assets related to software upgrades and developments.

› Other operating expenses increased Ch$5,204 million. This was mainly due to the rise in write-offs due to higher external fraud through credit/debit cards and electronic money transfers as well as the theft suffered by one of our cash-in-transit providers.

This evolution was expected in light of the significant boost in operating income experienced in 2022 given higher-than-normal inflation. This also led to a sustained increase in short-term nominal interest rates, all of which benefited our operating income for that year.

However, as inflation declined in 2023 and interest rates have also begun to normalize, we saw our earnings moving towards trend levels. On the other hand, revenue growth has reflected the impact of both cumulative inflation and non-recurring effects. Overall, efficiency has clearly deteriorated, although it is approaching medium-term levels.

Efficiency Ratio

Because the growth in operating expenses was higher than the increase in operating income, our efficiency ratio increased from 32.0% in 2022 to 37.3% in 2023.



Efficiency Ratio
(operating expenses / operating revenues)

- 2022: Banco de Chile 32.0%, Industry 40.6%
- 2023: Banco de Chile 37.3%, Industry 43.6%

● Banco de Chile ● Industry



The above is clear when looking at the evolution of the industry efficiency indicator, which also increased in 2023 compared to 2022. On a positive note, our strong overall performance allowed us to continue to outperform the industry expense-to-revenue ratio by 631 bp. in 2023.

Income Tax

At the end of 2023, we registered income taxes of Ch$273,887 million, which represented an annual contraction of Ch$1,870 million or 0.7% compared to the Ch$275,757 million result reported in 2022. This is due to a combination of opposing factors. The elements that contributed to this reduction in income tax had to do mainly with: (i) a decrease of Ch$167,670 million in income before taxes from Ch$1,685,192 million in 2022 to Ch$1,517,522 million in 2023, which resulted in a Ch$45,271 million reduction in tax at the 27% rate; and (ii) deductions and other effects, which increased by Ch$70,211 million in annual terms mainly due to the positive effect of interest accrued on fixed income instruments included in Article 104 of the Chilean Tax Law and other deductions. The combined effect of these factors was almost entirely offset by the significant change in 12-month inflation. Measured as a change in the UF, it decreased from 13.3% in 2022 to 4.8% in 2023. All things being equal, this effect led to a Ch$113,612 million increase in income tax in 2023 due to the rise in our taxable income given that the impact of inflation on equity is tax deductible under the local tax system. However, the effective tax rate increased from 16.4% in 2022 to 18.0% in 2023.



Comprehensive Income

As of December 31, 2023, our comprehensive income, which includes net income for the period and other comprehensive income (OCI), totaled Ch$1,337,679 million. This amount was Ch$94,044 million higher than the net income of Ch$1,243,635 million recorded for the same period.



Breakdown of Comprehensive Income
(In millions of Ch$ as of December 31, 2023)

Net Income	1,243,635
Fair Value Adjustment of FVTOCI Instruments	8,874
Fair Value Adjustment of Accounting Hedges	113,183
Taxes and Other	(28,013)
Comprehensive Income	1,337,679

OCI was primarily driven by an overall effect associated with the favorable evolution of local and external market factors on the market value of both the accounting hedging derivatives and, to a lesser extent, the fixed income portfolio measured at fair value through other comprehensive income (FVTOCI).

The positive OCI achieved during the year ended December 31, 2023, was mainly the result of:

> A positive mark-to-market valuation on accounting hedging derivatives of Ch$113,183 million as of December 31, 2023, before taxes. This improvement was mainly due to an average decrease in external interest rates throughout 2023, which benefited the asset exposures associated with hedging

125

Banco de Chile's Financial Performance

swaps. To a lesser extent, this effect was coupled with a slight increase (EoP 2022 vs EoP 2023) in local interest rates denominated in UF, which resulted in a slightly positive mark-to-market adjustment in the hedging swaps liability exposure.

> A positive pre-tax fair value adjustment of FVTOCI securities of Ch$8,874 million as of December 31, 2023. This change occurred despite the upward trend observed in average medium- and long-term interest rates locally and abroad. In this regard, it is important to note that a significant part of the positive valuation at market prices reported for 2023 in FVTOCI securities was recorded in the last two months of the year as a result of a strong downward correction observed in both local and foreign interest rates.

These factors were partially offset by income tax (and other effects) in the amount of Ch$28,013 million derived from the positive OCI obtained before taxes on both accounting hedging derivatives and FVTOCI fixed income instruments.

Projections

We expect most of the key market factors affecting the banking business to stabilize in 2024. As such, we project that our ROAE will continue to return to medium-term levels, mainly due to the lower NIM caused by the end of the FCIC program. We also expect inflation to be in the center of the Central Bank's target range. In this context, our NIM should reach ~4.4% by the end of 2024. The slight decrease relative to 2023 is mainly based on expectations of the monetary easing still underway, which should bring the monetary policy interest rate to ~4.5% by the end of 2024, a trajectory that benefits our short-term funding.

From a credit risk standpoint, we anticipate that ECLs will continue to normalize, excluding additional provisions. Therefore, in 2024 our ECLs should average ~1.2% without considering the impact of the new standardized provisioning model for the consumer portfolio, if any.

In terms of efficiency, the expense-to-revenue ratio should trend towards the medium-term average of ~40.0% in December 2024 due to lower operating revenue and containment of operating expenses.

Based on the above, and in the absence of non-recurring factors, for 2024 we anticipate our ROAE to be in the range of ~18.0%.

Banco de Chile

	2024
Loan Growth (nominal)	Slightly above the industry
Net Interest Margin (NIM)	~4.4%
Loan Loss Allowances / Average Loans	~1.2%
Efficiency Ratio	~40.0%
Return on Average Equity (ROAE)	~18.0%

Business Segment Performance

Our net income before taxes totaled Ch$1,517,522 million in fiscal year 2023, which was Ch$167,670 million lower than the figure recorded in 2022. In terms of composition, our revenue was mainly derived from the Wholesale Banking segment, which contributed 49.2%, an annual increase of 4.0%. The Retail Banking segment reduced its contribution to 41.8% as a result of an annual decrease of 17.2%. As usual, these main business segments were followed by our Subsidiaries and Treasury segments, which contributed 6.4% and 2.6% of the total, respectively.



Annual Income before Taxes by Business Segment
(In millions of Chilean pesos)

	2022	2023
Total	1,685,192	1,517,522
	104,349	97,077
	717,197	746,013
	766,304	634,301
	97,342	40,131

● Treasury   ● Retail Banking
● Wholesale Banking   ● Subsidiaries

Retail Banking Segment

The Retail Banking segment recorded pre-tax income of Ch$634,301 million in 2023, a decrease of Ch$132,003 million or 17.2% compared to the Ch$766,304 million generated in 2022.

This decrease can be summarized as follows: (i) an increase of Ch$109,692 million in operating expenses mainly due to the increase in personnel expenses because of non-recurring factors including the recognition of benefits from past collective bargaining negotiations in view of the early closing of new collective bargaining agreements, higher severance expenses associated with the optimization of the branch network and the cumulative effect of inflation on salaries, all of which added to the effect of the change in the accounting treatment of collection and collection services; and (ii) an increase of Ch$50,086 million in loan loss allowances despite the decrease in additional provisions, primarily associated with the normalization we have witnessed in credit quality metrics such as past-due loans compared to a period of extraordinarily positive payment behavior fostered by temporary excess liquidity in 2022.

These effects were offset to some extent by a Ch$27,775 million annual increase in operating income due to improved income from loans and advances particularly in Retail Banking, a higher margin on time deposits, higher fee income from transactional services and insurance brokerage, and a higher contribution from demand deposits managed by the segment, all of which allowed for a lower contribution from the inflation-linked exposure that is partially allocated to the segment, as a result of the sharp drop in inflation in 2023 compared to 2022.

⟨ 127 ⟩

Banco de Chile's Financial Performance

Wholesale Banking Segment

In 2023, the Wholesale Banking segment reported total pre-tax income of Ch$746,013 million, which was Ch$28,816 million higher than the level recorded in 2022.

The main factors explaining this growth include the sharp annual drop of Ch$113,188 million in loan loss allowances attributable to no additional provisions being recorded by this segment in 2023 compared to 2022, and to a net improvement in the credit quality of assets given the favorable changes in the financial situation of customers in specific sectors.

This effect was partially offset by: (i) an annual decrease of Ch$63,472 million in operating income mainly due to the impact of lower inflation on net interest income, as part of our inflation-indexed exposure is allocated to this segment, which was somewhat offset by a higher funding contribution from demand deposits based on higher average interest rates; and (ii) an increase in operating expenses of Ch$20,900 million, largely due to the cumulative effect of inflation on salaries and other one-time effects on personnel expenses such as the acceleration in the recognition of benefits provided through the old collective bargaining agreements, as we moved up negotiations with some of our unions, and the increase in severance expenses as a result of organizational restructuring.

Treasury Segment

Our Treasury recorded pre-tax income of Ch$40,131 million in 2023, which is Ch$57,211 million lower than the Ch$97,342 million earned in 2022.

This performance was related to a marked change in market factors, particularly inflation and interest rates. The decrease in income before income tax was mainly explained by a Ch$68,039 million decrease in operating income, which, in turn, was attributable to: (i) lower net financial income from our Investment Portfolio by Ch$41,506 million in 2023, mainly explained by the constant upward trend of local interest rates—particularly in UF—through October 2023, which significantly hit the fair value of fixed income instruments; and (ii) a decrease of Ch$22,484 million in trading desk income for 2023, largely as a result of a high basis of comparison given the increased volatility that benefited the mark-to-market adjustment of traded positions in 2022, together with higher derivative CVA/DVA charges. In both cases, we note that short-term nominal interest rates remained higher than expected throughout 2023, which negatively affected the cost of funds of positions with shorter maturities, such as trading positions.

These factors were somewhat offset by a decrease in deterioration of fixed income instruments carried at FVTOCI and at amortized cost of Ch$10,762 million in 2023 compared to 2022, mainly due to improved credit spreads on short-term instruments (time deposits) issued by local banks.

Subsidiaries

In 2023, our Subsidiaries reported pre-tax income of Ch$97,077 million, which represented an annual contraction of Ch$7,272 million compared to 2022.

This variation was based mainly on: (i) a decrease of Ch$3,578 million in the pre-tax income obtained by our brokerage subsidiary mainly due to the increase in expenses as a result of accumulated inflation's effect on salaries and higher IT expenses; (ii) a Ch$3,206 million decrease in pre-tax income for our mutual fund subsidiary as a result of greater investor preference for fixed-income funds pending the downward correction of interest rates with the consequent lower margins; (iii) a Ch$3,032 million annual drop in the pre-tax income of our financial advisory subsidiary as a result of lower business activity in 2023, in line with moderate economic growth; and (iv) a Ch$1,295 million decrease in pre-tax income in our collection services subsidiary due to higher personnel expenses.

These factors were partially offset by higher pre-tax income from our insurance brokerage subsidiary of Ch$3,839 million in 2023 compared to a year earlier. The main driver of this outcome was higher fees and commissions associated with a larger volume of consumer loans and improved non-credit insurance business.

Banco de Chile's Financial Performance

Loan Portfolio

The weakening of economic activity was driven by several factors, among them: (i) the uncertainties associated with reforms in key economic sectors; (ii) two attempts to modify the constitution in less than two years; and (iii) the direct impact of a longer-than-expected monetary contraction that resulted in moderate nominal growth and a real contraction of the industry's loan portfolio when adjusted for inflation, particularly in commercial and consumer loans.



This demonstrates how procyclical the banking business is, especially when many factors are developing simultaneously. As mentioned above, the industry's loan portfolio contracted 1.5% on an annual basis—in real terms—as of the end of 2023. This is consistent with overall economic activity that evidenced an annual contraction of 0.2% as of the same date according to the Monthly Economic Activity Index (IMACEC). This was mainly caused by a decrease in private investment and the expected adjustment in household consumption in response to the aforementioned drivers.

Demand for credit remained sluggish, especially from companies, as a result of this, as has been reflected in the credit surveys conducted by the Central Bank throughout the year. Demand from individuals remained limited (although no worse than in previous quarters), which has had a negative impact on demand for consumer loans. There is no question that retail demand was hit by the Central Bank's reluctance to engage in more aggressive monetary easing based on doubts about the expected evolution of inflation. This has translated into an even higher-than-neutral monetary policy interest rate that closed 2023 at 8.25%, down from the 11.25% level that lasted until July 2023. On the other hand, unaddressed discussions on crucial economic reform,

such as changes to the pension and health care systems and an ambitious tax reform together with lengthy approval processes for high-impact investment projects continue to negatively affect business confidence and, consequently, the demand for commercial loans by large companies and corporations. SMEs were also affected, as most of them are involved in both the mass consumption sector and the service industry.

On the supply side, by contrast, the Central Bank has noted that conditions tended to improve slightly for individuals last year, although they remain limited by the rebound in unemployment from an average of 7.9% in 2022 to 8.7% in 2023. In addition, banks have continued to tighten credit conditions for SMEs and specific industries given the expected deterioration in credit risk stemming from reduced payment capacity due to weak economic activity and concerns about the financial soundness of companies in the real estate, construction and healthcare sectors, due to the dynamics affecting these businesses.

Our loan growth was also affected by these dynamics, along with our prudent approach to credit risk, particularly in commercial loans. However, thanks to improvements in business intelligence tools and customer segmentation in retail banking, we have managed to grow in both consumer and mortgage loans.



Evolution of Loan Portfolio
(In millions of Chilean pesos and %)

when adjusted for inflation. During 2023, mortgage loans continued to be decoupled from economic and financial conditions. Although demand for this type of loans seemed to moderate during some periods last year and also this year mainly due to the rise in long-term interest rates and the increase in inflation, the specific dynamics that influence the housing market such as the steady increase in demand and supply management have continued to support the growth in loans.

Therefore, the annual expansion of mortgage loans has been driven by: (i) a 68.1% increase in loan originations, which evolved from Ch$814,139 million in 2022 to Ch$1,368,376 million in 2023, mainly the result of improved risk intelligence that has reinforced the effectiveness of sales campaigns aimed at specific sub-segments of retail banking. In addition, since most mortgage loans are denominated in UF, the 4.8% annual increase in inflation measured as a change in UF also contributed to explain much of the total nominal growth.

> Annual growth of Ch$313,496 million or 6.3% in consumer loans, which totaled Ch$5,306,436 million as of December 31, 2023, compared to the Ch$4,992,940 million recorded in December 2022. As in the case of mortgage loans, the reactivation of targeted campaigns based on precise analytics allowed us to maintain a reasonable performance in terms of installment loan originations, reaching a total of Ch$1,961,909 million in 2023. This represented moderate but steady annual growth of 1.9% compared to the level recorded in 2022. As a result, installment loans totaled Ch$3,181,587 million as of December 31, 2023, which was 2.1% above the Ch$3,114,956 million reported as of December 2022.

131

As of December 31, 2023, our loan portfolio was worth Ch$37,600,704 million, representing an annual increase of Ch$905,900 million or 2.5% compared to Ch$36,694,804 million at the end of 2022. As mentioned above, this expansion is in line with the evolution of the industry's loan portfolio, showing a moderate contraction in real terms. This was driven by limited demand for commercial loans that was more than offset by the growth of consumer and mortgage loans. At the loan product level, the expansion of our loan portfolio was supported by:

> An annual increase of Ch$887,000 million or 7.8% in mortgage loans totaling Ch$12,303,154 million at year-end 2023 compared to Ch$11,416,154 million in December 2022. This expansion represented positive real growth of about 3.0%

Banco de Chile's Financial Performance

The main source of growth in consumer loans was the expansion of credit card lending. This lending totaled Ch$1,852,377 million as of December 31, 2023, representing annual growth of Ch$228,841 million or 14.1% compared to 2022. This expansion has been the result of several strategies deployed to promote the use of credit cards as the main means of payment for our customers. We offered more benefits through our loyalty program while improving segmentation to target middle- and high-income segments of Retail Banking with personalized value offers. We have also witnessed a significant increase in the use of this means of payment after the pandemic, as the use of cash declined dramatically among customers for purchases of all types of goods and services through the internet and mobile applications, giving a dramatic boost to credit card payments. In addition, the year ended December 31, 2022, represents a low basis for comparison, as the overall liquidity surplus caused by the extraordinary relief measures (pension fund withdrawals) was still present among retail banking customers while it decreased in 2023, which indirectly translated into an increase in credit card-related lending. It is important to note, however, that in parallel with the development of improved commercial strategies, we have made significant progress in our rating and provisioning models to cope with the increase in credit card loans while strengthening our knowledge of the various retail banking sub-segments that have been at the center of this expansion.

> A 12-month contraction of Ch$294,596 million or 1.5% in commercial loans from Ch$20,285,710 million recorded at December 31, 2022 to Ch$19,991,114 million in December 2023. As mentioned above, this evolution was in line with the findings for the industry as a whole in terms of expansion of commercial loans and the conclusions published by the Central Bank in its quarterly credit surveys.

The decrease in commercial loan balances was particularly concentrated in commercial loans, which was related both to a significant decrease in demand for financing from wholesale banking customers and to the stagnation of demand from SMEs despite the measures adopted to reactivate the latter. Hence, amid a scenario characterized by a drop in private investment—given doubts regarding the evolution of the aforementioned political and economic reforms—and still high interest rates, business confidence has not taken off.

As a result, Wholesale Banking clients have postponed or even discarded investment plans, which has translated into lower demand for medium- and long-term commercial loans. The case of SMEs is somewhat different, as the government launched a new state-guaranteed credit program called "Fogape Chile Apoya" in 2023. It was designed to support this type of debtors (and medium-sized companies) by strengthening their risk profiles through guarantees in order to facilitate their access to working capital financing to face the lagged effects of the pandemic recession. As of December 31, 2023, the bank had "Fogape Chile Apoya" loans totaling Ch$808,182 million, which significantly supported the evolution of loans to SMEs and allowed us to exceed the scheduled amortization of previous Fogape loan programs. As of the same date, we ranked first among private banks in loans under this program in the Chilean banking system, granting close to Ch$1,031,900 million during 2023.

Overall, commercial loans decreased by Ch$404,435 million or 2.5% annually, from Ch$15,931,162 million in December 2022 to Ch$15,526,727 million in December 2023. This contraction was partially offset by an annual increase of Ch$63,321 million or 3.8% in foreign trade loans based on more normalized international trade, the effect of the exchange rate on balances and, more importantly, the revision of the value offerings of related products based on the risk profile of each segment. Similarly, leases increased by Ch$39,672 million or 2.2% annually.

At the business segment level, as of December 31, 2023, our loan portfolio consisted of the following: (i) Retail Banking loans of Ch$24,143,056 million, including loans granted to both individuals and SMEs, which represented 64.2% of the total loan portfolio as of the same date, and (ii) Wholesale Banking loans of Ch$13,457,648 million, representing 35.8% of total loans, which in turn consisted of loans granted to both corporations and medium-sized companies.

Loans by Segment
(In millions of Chilean pesos and %)



Wholesale Banking 13,457,648 36%

Corporate 8,069,059 22%

Large companies 5,388,589 14%

SMEs 5,048,494 13%

Individuals 19,094,562 51%

Retail Banking 24,143,056 64%

In the case of the Retail Banking segment, loans granted to individuals amounted to Ch$19,094,562 million as of December 2023, which represented 50.8% of the total loan portfolio and 79.1% of the loans managed by the Retail Banking segment. The remaining amount, equivalent to Ch$5,048,494 million or 20.9% of the loans managed by the Retail Banking segment, was issued to SMEs. As of the same date, the Wholesale Banking segment managed loans to corporations for Ch$8,069,059 million, representing 60.0% of the segment's portfolio, and loans granted to medium-sized companies for Ch$5,388,589 million or 40.0% of the segment's portfolio.

For the 12-month period ended December 31, 2023, loans managed by our Retail Banking segment increased Ch$1,280,336 million or 5.6% when contrasted with the Ch$22,862,720 million achieved on December 31, 2022. Throughout 2023, the expansion evidenced by this portfolio focused on retail banking, which allowed us to complement the moderate growth recorded by our SME banking sub-segment. The evolution of loans managed by the Retail Banking segment can be summarized as follows:

> ❯ Growth in retail banking loans of Ch$1,190,199 million or 6.6% compared to the Ch$17,904,363 million reached in December 2022, which in turn was driven by:
> - Mortgage loans totaling Ch$12,303,154 million in December 2023, which represented an annual increase of Ch$887,000 million or 7.8% over December 2022. As mentioned above, the expansion of mortgage loans was due to the dynamics of the local real estate market, which has been characterized by solid demand and the decoupling of macroeconomic performance, and by the effect of 12-month inflation

133

Banco de Chile's Financial Performance

on UF-denominated balances. In this context, although we achieved a significant year-over-year increase in mortgage loan originations, the year ended December 31, 2023, represented a period of significant deceleration in mortgage loans in relation to the expansions observed in the last decade.

- Consumer loans totaled Ch$5,306,436 million as of December 31, 2023, indicating annual growth of Ch$313,496 million or 6.3% over December 2022. It is worth noting that consumer loans slowed sharply during 2023 after a period of double-digit annual growth rates that averaged ~15% in 2022 and 1H23. The expansion of our consumer loan portfolio was driven by both the normalization of installment loan originations relative to pre-pandemic levels and the boost in credit card lending. As mentioned above, these trends were supported by improved and adapted strategies aimed at reinforcing credit card usage in target income segments and increased credit risk intelligence to cope with higher consumer credit origination and intensified use of payment methods.

> Loans granted to SMEs totaled Ch$5,048,494 million as of December 31, 2023, which denotes a moderate annual increase of Ch$90,137 million or 1.8% compared to December 2022. As previously mentioned, the SME sub-segment was hit by the economic outlook that impacted specific sectors in which the majority of SMEs participate in 2023. These included the retail and wholesale trade and manufacturing sectors, which contracted 3.4% and 1.0%, respectively, and the severe deceleration evidenced by the services sector, which grew 1.1% annually in 2023, all according to the 12-month variation of the IMACEC.

As a result, demand for credit from SMEs leveled off during 2023, which was coupled with some measures we have taken to avoid deterioration of credit risk in this sub-segment. Aligned with this approach, during 2023 we were very active in both participating in and promoting the Fogape Chile Apoya program in an attempt to help SMEs cope with the effects of the economic slowdown and the lagged effects derived from the pandemic. As of December 31, 2023, we had Ch$745,421 million in Fogape Chile Apoya loans in the SME sub-segment, which more than offset the amortization of the Fogape Covid and Fogape Reactiva loans.

In the Wholesale Banking segment, loans totaled Ch$13,457,648 million as of December 31, 2023, which was Ch$374,437 million or 2.7% below the Ch$13,832,084 million recorded in December 2022. This business segment was one of the areas hardest hit by the economic slowdown, mainly due to expected declines of 1.9% in private investment and 3.3% for total consumption in 2023, as estimated by the Chilean Central Bank in the latest Monetary Policy Report (December 2023). The overall decrease in loans managed by the Wholesale Banking segment was mainly focused on:

> An annual decrease of Ch$223,331 million or 2.7% in total loans managed by our Corporate Banking Division from Ch$8,292,389 million in December 2022 to Ch$8,069,059 million a year later. This is probably the division where the impact of lower private investment has been most evident, as we have seen various investment projects that were previously in the pipeline postponed or even discarded in the short term pending a more certain scenario in terms of political and economic reforms, some of which are still

underway after many years of trying to address them. These factors led to a significant decrease in demand for commercial loans from corporate clients, which declined by Ch$227,934 million or 3.3% annually, coupled with an annual contraction of Ch$54,615 million or 14.2% in leases. These negative behaviors were offset—to a certain extent—by slightly higher balances in foreign trade loans fostered by enhanced value offerings to meet the needs of corporate clients.

> An annual decrease of Ch$151,106 million or 2.7% in loans managed by our Corporate Division (middle market) from Ch$5,539,695 million in December 2022 to Ch$5,388,589 million in December 2023. Similarly, commercial loans were the most affected credit product among Large Corporate clients, decreasing by Ch$223,908 million or 6.7% annually. Once again, this result had to do with the decrease in demand for loans which—for some specific cases—was coupled with stricter requirements and also with the significant amortization of Fogape Covid and Fogape Reactiva loans. This trend was offset to some extent by the joint positive effect of: (i) the Fogape Chile Apoya program that benefited part of the division's clients who had outstanding balances of Ch$62,106 million as of December 31, 2023; and (ii) slight annual increases in both factored and lease receivables as a result of the strengthening of tailor-made solutions, lower short-term liquidity in certain sectors and the search for long-term financing solutions in a context of even higher-than-normal interest rates.

We expect to regain momentum in loan growth in 2024. We strongly believe that overall economic activity should recover,

at least moderately, from the GDP stagnation observed in 2023 as general uncertainty dissipates and monetary policy adopts a more expansionary bias. Therefore, we should grow in line with the industry or, in other words, slightly above GDP growth in commercial loans. This is due to the fact that private investment is not expected to increase significantly, while international trade should rebound moderately from the levels seen in 2023. On the other hand, we expect Retail Banking to grow slightly faster in consumer and mortgage loans mainly due to the expected recovery in household consumption (from the contraction experienced in 2023) supported by the decrease in the cost of credit as the monetary policy interest rate converges to neutral levels. In addition, the real estate market is expected to remain decoupled from the main economic factors. Based on this data, we also expect to grow slightly ahead of the industry in loans by the end of 2024.

〈 135 〉



Market Share in Loans[1]
(% as of each period end)

(1) Excluding foreign subsidiaries.

Banco de Chile's Financial Performance



At year-end 2023, our market share was 16.2% of total loans, which was only 12 basis points below the share achieved a year earlier. This slight decrease was due to several factors. First, we recorded a decrease in market share in commercial loans (from 16.5% to 16.2%) given the factors mentioned above at the segment level characterized by both moderate demand and a prudent approach to credit risk in some particular cases. However, this effect was almost entirely offset by the significant increase in market share we achieved in consumer loans (from 18.0% to 18.7%). This was based on a stable origination of installment loans that has already reached pre-pandemic levels and the deployment of a robust commercial strategy that seeks to promote the use of credit cards among specific income segments in which we want to grow faster than our relevant peers. In the case of mortgage loans, on the other hand, we maintained our market share of 15.3%, as we have continued to grow in line with the industry.

We expect to grow slightly ahead of the industry in 2024. As such, our goal is to gain presence in the mortgage and consumer loan market while maintaining our market share in the commercial portfolio. In general, we should recover market positioning in total loans at the margin.

Debt Instrument Portfolio

Our Debt Instruments portfolio totaled Ch$8,990,560 million as of December 31, 2023. As was the case in the past two years, in 2023 our portfolio of debt instruments continued to be influenced both by our expectations regarding the landing process of the main market factors, particularly in the local market, following the normalization of inflation levels, and by decisions taken to ensure our liquidity adequacy and address the collateral needs arising from the FCIC program with the Central Bank that fully matures in June 2024.

Our fixed income portfolio continued to be composed mainly of instruments issued by the Central Bank of Chile and the Government of Chile, which represented 70.0% of the total amount as of December 2023, followed by bonds and time deposits issued by local banks, which represented 22.4% of the portfolio as of the same date. To a lesser extent, we also had positions in: (i)



Debt Portfolio by Type of Instrument
(In millions of Chilean pesos and %)

Local Banks
2,018,055
22.4%

Local Corporate Bonds
59,922
0.7%

Foreign Banks
207,208
2.3%

Chilean Central Bank and Government
6,296,048
70.0%

Mutual Funds and Other
409,328
4.6%

mutual funds and other instruments (4.6%), which are mainly invested in fixed-income instruments issued by the Central Bank and the Government of Chile; and (ii) long-term bonds issued by both foreign banks (2.3%) and local corporate issuers (0.7%).

During 2023, we progressively increased our positions in liquid assets in order to ensure that we were prepared for the maturity of the FCIC program (two-thirds on March 30, 2024 and one-third on July 1, 2024). Thus, as requested by the Central Bank, during 2023 we have continued to replace less liquid assets previously assigned to the Central Bank as FCIC collateral (such as corporate loans) with highly liquid assets, including instruments issued by the Central Bank of Chile and the Chilean government, as well as time deposits issued by local banks.

In addition, as of November 2023 we also began using the "Liquidity Deposit Program" (hereinafter PDL), as mandated by the Central Bank, which seeks to facilitate the FCIC payment process. As of December 31, 2023, we had taken PDLs of Ch$507,260 million, as part of the instruments measured at amortized cost, accruing the monetary policy interest rate. In the coming months, we may take increasing volumes of PDL as current bank time deposit positions mature and the FCIC maturity date approaches. It is also important to note that as of December 31, 2023, we also maintained overnight deposits with the Central Bank recorded under Due from Banks in order to be prepared for the maturity of the FCIC.

At the investment purpose level, as of December 31, 2023 our Debt Instruments portfolio consisted of:

> Fixed income instruments measured at fair value through other comprehensive income (FVTOCI), which represented 42.1% of

our total debt instruments portfolio or Ch$3,786,525 million in December 2023. Following the total portfolio approach, FVTOCI instruments were mainly composed of bonds issued by the Chilean Central Bank and the government of Chile amounting to Ch$1,837,652 million or 48.5%, as well as time deposits and bonds issued by local banks representing Ch$1,741,665 million or 46.0% as of the same date. To a lesser extent, we held bonds issued by foreign institutions in the amount of Ch$207,208 million or 5.5% of the total FVTOCI portfolio. 79.1% of this was associated with long-term bonds issued by U.S. banks and the remaining amount was invested in U.S. Treasury bills.

As mentioned above, the FVTOCI positions in Central Bank and Chilean government bonds and local bank time deposits are oriented to collateralize the FCIC obligation with more liquid assets and to investment positions taken by our treasury in an effort to benefit from expected downward changes in interest rates, part of which we witnessed in 4Q23. Following this reasoning, as of December 31, 2023, approximately Ch$1,091,000 million in instruments issued by the Chilean Central Bank or the Chilean government and Ch$859,000 million in time deposits from local banks were pledged as FCIC collateral. On the other hand, exposures to offshore instruments were mainly driven by our expectation of a decline in external interest rates, which has taken longer than expected, and favorable adjustments in credit spreads.

> Debt instruments held for trading totaled Ch$3,363,624 million in December 2023. Approximately 90.0% of this amount was invested in fixed-income securities issued by the Chilean Central Bank and the Chilean government. This was especially concentrated in Discountable Central Bank

〈 137 〉

Banco de Chile's Financial Performance

Promissory Notes (hereinafter PDBC) for almost Ch$2,739,272 million, which are mainly used by our treasury to manage the temporary cash surplus arising from the maturity of commercial and financial assets and to manage regulatory and internal liquidity thresholds and scheduled payments.

Also, as of December 31, 2023, approximately Ch$245,000 million of the total amount of the PDBC was collateralizing the FCIC program. The PDBCs held in the trading portfolio have very short maturities (less than 30 days). As such, these positions do not expose us to significant price risk (interest rate sensitivity). In addition, given that the PDBC matures in the next few months, we may transfer part of this income to the LTIP (amortized cost) as the FCIC matures.

‹ 138 ›

❯ Debt instruments measured at amortized cost (formerly known as held-to-maturity portfolio) totaled Ch$1,431,083 million as of December 31, 2023. The majority of this amount is invested in bonds issued by the Chilean government, which represented Ch$923,880 million, denominated in both CLP and CLF. Approximately Ch$855,000 million of this was collateralized by the FCIC obligation as of the same date. The remaining Ch$507,260 million was invested in PDLs provided by the Central Bank for the maturity of the FCIC program.

❯ Other instruments, particularly mutual funds, totaling Ch$409,328 million as of December 31, 2023. Our treasury takes these funds as part of our daily liquidity management.



Debt Portfolio by Purpose
(In millions of Chilean pesos)

	2022	2023
Total	8,560,817	8,990,560
Other instruments	257,325	409,328
Amortized cost	902,355	1,431,083
Fair value through OCI	3,967,392	3,786,525
Trading	3,433,745	3,363,624

● Trading   ● Fair value through OCI
● Amortized cost   ● Other instruments

As of December 31, 2023, our debt instruments portfolio recorded an annual increase of Ch$429,743 million or 5.0% from the Ch$8,560,817 million recorded as of December 31, 2022. Annual expansion was mainly focused on:

❯ Increased positions in instruments measured at amortized cost by Ch$528,728 million or 58.6%, which evolved from Ch$902,355 million as of December 31, 2022 to Ch$1,431,083 million in December 2023. This expansion is largely due to the position taken in PDL in November 2023 for Ch$507,260 million for the payment of the FCIC and, to a lesser extent, by the effect of inflation on the UF-denominated bonds issued by the Chilean government included in this portfolio. It is worth mentioning that, with the exception of PDLs, we did not take incremental positions in bonds or fixed income instruments measured at amortized cost in 2023.

> Increase of Ch$152,003 million in positions in Other Instruments. This was mainly related to higher exposures in mutual funds invested in high quality instruments, from Ch$257,325 million in December 2022 to Ch$409,328 million in December 2023. As mentioned above, these types of assets represent an investment option used by our treasury to optimize the management of short-term cash surplus and to manage scheduled cash flows.

The above factors were partially offset by:

> An annual decrease of Ch$180,867 million or 4.6% in instruments measured at FVTOCI from Ch$3,967,392 million in December 2022 to Ch$3,786,525 million in December 2023. This change was mainly due to lower positions in bonds issued by both the Chilean Central Bank and the Chilean government, which together amounted to Ch$421,205 million or 18.6% on an annual basis. This was mainly driven by the maturity of instruments previously held in this portfolio, the proceeds we reinvested in both overnight deposits at the Central Bank (recorded as Due from Banks), time deposits issued by local banks and, more recently, the PDL established for the payment of the FCIC. This effect was partially offset by: (i) higher investments in local short-term instruments, particularly in local banks' time deposits, increasing Ch$200,757 million or 13.0% between December 2022 and December 2023, some of which have been aimed at guaranteeing the Central Bank's FCIC program, as mentioned above; and (ii) FVTOCI instruments issued by external institutions which increased by Ch$39,581 million or 23.6% compared to the previous year, related to an increase in positions in bonds issued by U.S. banks given our expectations regarding external interest rates and credit spreads and the possibility of guaranteeing foreign derivative transactions, respectively.

> Positions in the trading portfolio decreased by Ch$70,121 million or 2.0% per annum, from Ch$3,433,745 million in December 2022 to Ch$3,363,624 million in December 2023. This change was mainly concentrated in lower exposures to PDBC for Ch$239,364 million during the same period. As the PDBC have short-term maturities, the proceeds from the 4Q23 maturities were invested in both overnight deposits at the Central Bank and PDL. It is likely that we will continue to transfer the proceeds from the maturity of PDBC to these types of instruments as the FCIC maturity approaches.

However, the evolution of our Debt Instruments portfolio during 2023 was driven by positions taken by our treasury in order to benefit from the expected normalization of interest rates and credit spreads while taking advantage of an inverted interest rate curve and short-term interest rates that were misaligned with the declining path adopted by inflation, particularly in 2H23. In addition, we continued to increase positions in highly liquid assets to collateralize the FCIC obligation with the Central Bank, including medium- and long-term bonds issued by the Central Bank and the Chilean government, time deposits issued by local banks and, in recent months, the PDL established by the Central Bank.



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Banco de Chile's Financial Performance

It is worth mentioning that once the FCIC obligation is fully paid, we will experience a significant decrease in our Debt Instruments portfolio, as part of the Trading, FVTOCI and Amortized Cost portfolios will be used to settle this liability. The other part is expected to be covered with cash and deposits in banks and bank debts. These have already been created, and there is no need to raise additional funds. Furthermore, the current composition of our Debt Instruments portfolio will allow us to maintain more than adequate liquidity levels in accordance with regulatory and internal thresholds.



Evolution of Interest Rates
(nominal and real rates in %)

BCP 5a	BCP 10a	BCU 5a
BCU 10a	MPR	FED Fund

Source: Risk America and the Chilean Central Bank.

Interest rate evolution trends were mixed in 2023. On the local front, short-term interest rates began to decline in July 2023 due to a series cuts applied to the monetary policy interest rate (hereinafter MPR) as part of the easing process initiated by the Central Bank once inflation seemed to soften. The MPR remained at 11.25% from December 2022 to July 2023 and then decreased 100 bp. in July, 75 bp. in September, 50 bp. in October and 75 bp. in December, reaching 8.25% at the end of the year. The monetary easing cycle started later than market expectations, as the Central Bank saw a significant risk of persistent inflation during 1H23. Although there is no discussion about possible MPR downward correction in 2024 at this time, during the December 2023 Board meeting, the Central Bank indicated that the convergence of inflation to the target will require further cuts in the MPR in the future. The magnitude and timing of such cuts will depend on the evolution of macroeconomic factors for the path followed by inflation. The Council will therefore be as flexible as possible if the materialization of any potential risk threatens movement towards target inflation.

The evolution of local medium and long-term interest rates was mixed during the year. In fact, interest rates on the five- and ten-year CLP-denominated Central Bank bonds reached levels of ~5.0% in December 2022 and December 2023. The five- and ten-year CLF-denominated Central Bank bonds remained in the range of 2.0% to 2.3%. However, we observed a general upward trend in local interest rates in CLP and CLF for longer terms of the rate curve over the course of the year based on doubts about several factors, among them: (i) the Central Bank's ability to control inflation, which only became more evident during 2H23; and (ii) the international bond placements made by the Chilean government at the beginning of 4Q23, which temporarily pushed CLF's long-term interest rates above the levels managed by market agents at that time. Thus, both CLP- and CLF-denominated interest rates for five- and ten-year bonds peaked at ~6,5% and ~3.5% in October 2023, respectively, while they declined sharply to the levels mentioned above in November and December 2023.

Regarding external interest rates, unlike the measures adopted by the Chilean Central Bank, the United States Federal Reserve (FED) has emphasized that there are still material risks related to the evolution of inflation, particularly due to external factors. These include armed conflicts in Eastern Europe and—more recently—in the Middle East that may exert upward pressure on international and local prices in the United States. In contrast to the evolution shown by the Chilean MPR, the Fed Funds Rate (FFR) increased steadily from 4.5% in December 2022 to 5.5% in December 2023. While the market expects the FED Fund to taper, at the December 2023 Board meeting, the FED stated that future adjustment of the policy rate level will depend on the evolution of emerging risks that could jeopardize the FED's goal of bringing inflation to 2.0%. The timing of the cuts is not yet clear.

The divergent path followed by the local MPR and the FFR could generate second round effects in the Chilean economy due to the impact of the interest rate gap on the exchange rate, which could produce a pass-through effect on local prices, while conditioning the monetary actions to be taken by the Chilean Central Bank if local prices behave worse than expected.

Looking ahead, as inflation appears to be under control on the domestic front, we believe the Central Bank will continue favor an expansionary monetary cycle in 2024, taking the MPR to around ~4.5% in December 2024. However, we cannot rule out less aggressive monetary stimulus if 12-month inflation takes longer

than expected to reach 3.0%. In the case of local medium- and long-term interest rates, we still see some room for a downward correction of medium-term interest rates (5-year CLP and CLF bonds), as the rate curve continues to normalize while sloping positively. On the other hand, long-term interest rates (10-year CLP and CLF bonds) are expected to remain at current levels.

Other Assets

Our other assets totaled Ch$9,970,256 million as of December 31, 2023, denoting an annual decrease of Ch$807,877 million or 7.5% compared to the Ch$10,778,133 million reported in December 2022.

141



Other Assets
(In millions of Chilean pesos)

	2022	2023
Total	10,778,133	9,970,256
Other	1,298,861	1,733,648
Transactions in course of settlement and repo agreements	726,910	681,012
Deferred and current taxes	826,257	487,327
Loans and advances to banks	2,174,115	2,519,180
Derivatives	2,987,106	2,084,441
Cash and due from banks	2,764,884	2,464,648

- Other
- Transactions in course of settlement and repo agreements
- Derivatives
- Deferred and current taxes
- Loans and advances to banks
- Cash and due from banks

Banco de Chile's Financial Performance

142

The year-over-year decrease in other assets was mainly due to:

› The decrease of Ch$902,665 million or 30.2% in trading derivatives and accounting hedges with positive fair value adjustment from Ch$2,987,106 million in December 2022 to Ch$2,084,441 million at the end of 2023. The evolution of fair value has been marked by changes in positions and by the trajectory followed by the market factors involved in the valuation. On the one hand, exposure to local currency (CLP and CLF) through trading derivatives went from a net passive position in 2022 to a net active position in 2023, while exposure to foreign currency through derivatives became a net sale position. On the other hand, exposures through accounting hedging derivatives have remained practically stable by maintaining a short position in CLF and a long position in foreign currency. Consequently, the upward trend adopted by long-term local interest rates during most of 2023, particularly during the last two quarters, resulted in a decrease in the fair value of long local currency positions taken through trading derivatives.

› An annual decrease of Ch$338.930 million or 41.0% in transactions in the course of settlement and repo agreements from a closing balance of Ch$826.257 million in December 2022 to Ch$487.327 million in December 2023. This decrease is mainly due to lower transfers in progress associated with derivative transactions with banks.

› An annual decrease of Ch$300,236 million or 10.9% in cash and due from banks from a closing balance of Ch$2,764,884 million in 2022 to Ch$2,464,648 million in December 2023. This decrease is aligned with the use of other options for measuring short-term cash as evidenced by year-over-year increases in due from banks, debt instruments measured at amortized cost through the use of PDLs established for FCIC payment purposes and higher mutual fund balances.

This explanatory factor was partially offset by:

› An annual increase of Ch$434,787 million or 33.5% in other assets from Ch$1,298,861 million in December 2022 to Ch$1,733,648 million in December 2023. This change is primarily attributable to the pending tax recovery (difference between the monthly tax provision payments and the actual income tax for the year 2022) and, to a lesser extent, higher receivables related to the transactions of our stock brokerage subsidiary.

› Annual increase of Ch$345,065 million or 15.9% in due from banks from a closing balance of Ch$2,174,115 million in December 2022 to Ch$2,519,180 million in December 2023. The increase in this item was mainly related to an increase of Ch$299,833 million in balances recorded at year-end associated with overnight deposits with the Chilean Central Bank—bearing the monetary policy interest rate minus 25 bp—from Ch$1,801,100 million in 2022 to Ch$2,100,933 million in 2023. These are some of the investment options we use to manage short-term cash surpluses, payments in progress and scheduled maturities of assets and liabilities. As mentioned above, this type of deposits, together with the positions in highly liquid assets registered under the Trading and FVTOCI portfolios and, more recently, the use of the PDL provided by the Central Bank will allow us to manage the maturity of the FCIC obligation in March and June 2024.

Checking Accounts and Demand Deposits

During 2023, our demand deposit balances continued their path towards normalized levels in relation to other balance sheet items such as loans or time deposits. This year saw a significant moderation of the downward trend observed in 2022, which shows that 2023 was a contractionary correction term phase for demand deposits. This trajectory, which absolutely aligned with our expectations at the beginning of 2023, was driven by:



- The landing process of 12-month inflation based on a contractionary bias adopted by the Chilean Central Bank since mid 2021 took the UF variation from 13.3% in December 2022 to 4.8% in December 2023.

- Nominal short-term interest rates remained higher than expected in 2023, although the Chilean Central Bank adopted a more expansionary bias in 2H23 by taking the monetary policy rate from 11.25% in December 2022 to 8.25% in December 2023. In addition, short-term external interest rates continued to rise during 2023 due to measures taken by central banks around the world to control inflation. This resulted in lower incentives to hold demand deposits denominated in both local and foreign currency in Chile, as interest rate levels continued to represent a high opportunity cost.

- Reduced liquidity among individual customers compared to the levels observed in 2021 and 2022 due to the extraordinary support measures adopted by officials in response to the slowdown caused by the COVID-19 pandemic.

In this context, our demand deposit balances closed 2023 at Ch$13,321,660 million, which represented an annual decrease of Ch$61,572 million or 0.5% from the Ch$13,383,232 million recorded on December 31, 2022.

As a result of this evolution, our reciprocity ratio between demand deposits and total loans continued to adjust to more normal levels, dropping from 36.5% in December 2022 to 35.4% in December 2023.

In terms of business segments, the Retail and Wholesale Banking segments did not follow the trend observed for demand deposits in 2023. Demand deposits managed by the Retail Banking segment posted an annual decrease of Ch$137,439 million or 1.8%, reaching Ch$7,460,664 million in December 2023 compared to the Ch$7,598,102 million recorded last year. On the other hand, the demand deposits managed by our Wholesale Banking segment increased from Ch$5,785,130 million in December 2022 to Ch$5,860,996 million in December 2023. This put annual expansion at Ch$75,867 million or 1.3%.

Banco de Chile's Financial Performance



Total Demand Deposits
(In millions of Chilean pesos)

13,383,232   13,321,660

5,785,130   5,860,996

7,598,102   7,460,664

2022   2023

● Retail Banking   ● Wholesale Banking

demand deposits denominated in foreign currency despite an increase in demand deposits balances managed by the Wholesale Banking segment. In this regard, demand deposits denominated in foreign currency decreased by Ch$302,810 million or 13.4% from Ch$2,264,448 million in December 2022 to Ch$1,961,638 million one year later.



Total Demand Deposits by Currency
(In millions of Chilean pesos)

13,383,232   13,321,660

2,264,448   1,961,638

11,118,784   11,360,022

2022   2023

● Local currency   ● Foreign currency

The dynamics involved in the evolution of the Retail Banking demand deposits are related to the depletion of liquidity after periods of extraordinary levels of disposable income and the high opportunity cost of savings given the prevailing interest rate scenario. This led this type of investors to seek more profitable savings products such as time deposits. On the other hand, the change in the demand deposits managed by the Wholesale Banking segment is the result of a more sophisticated approach applied by this type of clients, resulting in a less important comparison base effect and specific transactions towards the end of 2023.

In terms of currency composition, peso-denominated demand deposits totaled Ch$11,360,022 million in December 2023, an increase of Ch$241,238 million or 2.2% compared to Ch$11,118,784 million recorded in December 2022. As of December 31, 2023, demand deposits in local currency continued to be the main source of this type of financing, representing 85.3% of total demand deposits balances as of the same date compared to 83.1% in December 2022. This was also driven by a decrease in

While the behavior of demand deposits denominated in local currency was caused by factors such as lower liquidity and high interest rates, which mainly affected Retail Banking customers, the annual variation experienced by demand deposits denominated in foreign currency had to do with: (i) lower social and political uncertainty on the local front compared to a year ago, which reduced the incentive to save funds in foreign currency in anticipation of further depreciation of the Chilean peso; and (ii) the increase in the opportunity cost of funds held in demand deposits denominated in foreign currency due to the persistent upward trend adopted by external overnight interest rates, such as the FED Funds rate.

Looking ahead, we expect our demand deposits to grow slightly ahead of the industry in 2024. In this regard, while nominal short-term interest rates in the local market are expected to continue to converge to neutral levels in 2024, demand deposit balances appear to have resumed the trend observed before the pandemic. However, since we expect demand deposits to grow below our loan portfolio, our "reciprocity" ratio between demand deposits and total loans should settle to ~34.0% by December 2024.

In terms of market positioning, at the end of 2023 we ranked second in the local banking industry among private banks, reaching a market share of 20.2% in total demand deposits (net of clearing). This excludes the foreign subsidiary operations. It is important to note that we have seen non-recurring effects associated with a significant market share gain leveraged by the state-owned bank throughout 2023, particularly during 2H23. However, as of the end of 2023, we continue to be the leading bank in personal checking account balances, maintaining a market share of 24.4%.

Looking ahead, we aim to maintain a leading position in the demand deposits market through 2024, especially in retail banking clients. As such, we expect to gain market share at the margin by December 2024.

Time Deposits and Savings Accounts

As of December 31, 2023, we had time deposits totaling Ch$15,365,562 million. This represented annual growth of Ch$1,208,421 million or 8.5% in relation to the Ch$14,157,141 million reported a year earlier. We note that the 12-month growth to December 2023 reflects a significant slowdown compared to an average annual growth of 30.8% recorded throughout 2023

and a peak of 57.9% in January 2023. This slowdown, which is similar to the decrease observed in demand deposits, also shows that 2023 was the year in which our liability structure turned towards normalization.

Although the factors underlying the behavior of time deposits are largely the same as those explaining the settling of demand deposits, the decrease in the latter was below the increase in time deposits for all of 2023. This sharper trend was mainly due to a process of adjustment in short-term interest rates that has lasted longer than expected, resulting in a nominal rate curve that continued to invert during the year and overweighted short-term inflation for most of 2023.

145



Time Deposits by Segment
(In millions of Chilean pesos)

14,157,141
3,693,260
10,463,881
2022

15,365,562
3,816,434
11,549,128
2023

● Retail Banking   ● Wholesale Banking

Banco de Chile's Financial Performance

As a result, time deposits became an attractive savings option, especially among Retail Banking clients, who have a less professional approach to investing. In fact, despite the fact that the Chilean Central Bank began the process of monetary easing in July 2023, once inflation showed clear signs of softening, the monetary policy interest rate averaged 10.5% in 2023. This translates into an average monthly interest rate of ~0.9%, which was well above the monthly inflation rate of ~0.3% achieved in 2023, on average, which translates into an average short-term real interest rate of approximately 0.6% per month or 7.0% annualized. That result is well above the neutral level of ~1.0% for the long-term real monetary policy rate.

This element plays an important role in explaining the uneven patterns followed by time deposits in our business segments. In this regard, time deposits managed by Retail Banking reached Ch$11,549,128 million in December 2023, which denotes a growth of Ch$1,085,247 million or 10.4% compared to the Ch$10,463,881 million recorded a year earlier. In addition, time deposits managed by the Wholesale Banking segment increased slightly on an annual basis, totaling Ch$3,816,434 million in December 2023, which was Ch$123,174 million or 3.3% above the Ch$3,693,260 million recorded in December 2022.

In the case of Retail Banking customers, the sharp annual increase would be strongly influenced by the behavior described above for short-term interest rates, since—in this context—time deposits become an unrivaled savings alternative that combines both a favorable risk-return ratio and simplicity when it comes to investing. To a lesser extent, the prevailing interest rate scenario has also contributed to the growth of Wholesale Banking clients' time deposits despite their more professional approach to investing. In

this regard, the latter partly explained the slower pace of growth compared to Retail Banking during 2023, as Wholesale Banking clients began to seek more sophisticated investment options, including the local equity market and cross-border investment alternatives based on the expectation of future changes in monetary policies around the world.

Going forward, we believe that time deposits are likely to continue to present lower 12-month growth during 2024 as part of the return of our liability structure to a long-term trend. From the perspective of financing needs, this trajectory would be driven both by demand deposits, which have also returned to normal, and by the reactivation of long-term bond placements. From the customer perspective, interest in time deposits would decrease as the monetary policy interest rate continues to converge towards neutral levels. However, by December 2024, we expect time deposits to change slightly from the levels recorded in December 2023. This would represent a slight decrease in our reciprocity ratio for time deposits over total loans from the 40.9% observed at December 31, 2023.

Bonds

Our debt issued totaled Ch$10,399,879 million at the end of 2023, which was Ch$121,027 million or 1.2% above the Ch$10,278,852 million recorded a year earlier.

Based on the dynamics observed in both demand deposits and time deposits, during 2023 we continued to seek convenient long-term financing alternatives in Chile and abroad to replace the scheduled amortization of previously issued bonds in a scenario of moderate growth of the loan portfolio. In this context, we made the following bond placements during 2023:

- In the local market, we issued approximately Ch$870,325 million with an average maturity of 9.2 years, mostly denominated in UF.
- Overseas, our loans totaled Ch$67,801 million in 2023, with maturities of two to four years in markets such as Japan and Mexico.

In addition to replacing amortizations and addressing moderate balance sheet growth, this approach allowed us to take advantage of the gap between nominal and real interest rates, investing part of the proceeds in short-term instruments that accrue nominal rates in a scenario of inverted local rate curves.

Evolution of Debt Issued
(In millions of Chilean pesos)


10,278,852
2,377
1,010,905
9,265,570
10,399,879
1,444
1,039,814
9,358,621
2022
2023
Senior bonds
Subordinated bonds
Mortgage bonds

By contrast, during 2023 we decreased the utilized amount of our commercial paper program from Ch$108,182 million in December 2022 to Ch$87,051 million in December 2023. This change was mainly related to a moderation in the expansion of foreign trade credits, particularly towards the end of 2023.

On the other hand, during 2023 we did not make any subordinated bond placements. Consequently, the annual growth of Ch$28,909 million or 2.9% in subordinated bonds—from Ch$1,010,905 million at December 31, 2022 to Ch$1,039,814 million the following year—was explained exclusively by the effect of inflation on the notional amounts denominated in UF. As subordinated bonds are a source of capital adequacy, new issuance will depend primarily on future initiatives to strengthen our capital base to meet balance sheet growth, if necessary.

In terms of currency concentration, the expansion of debt issued was mainly attributed to the growth of local currency denominated bonds, which increased by Ch$183,504 million or 2.2% annually in December 2023 to reach Ch$8,416,116 million. On the other hand, debt issued in foreign currency recorded a net decrease of Ch$62,477 million or 3.1% compared to December 2022, which is not related to the exchange rate. In fact, when looking at the notional amounts expressed in foreign currency, it is possible to observe a decrease from US$2,407 million in December 2022 to US$2,269 million in December 2023, mainly due to scheduled redemptions of previously issued bonds.

Debt Issued by Currency
(In millions of Chilean pesos and %)


Foreign currency
1,983,763
19.1%
Local currency
8,416,116
80.9%

147

Banco de Chile's Financial Performance

Based on the foregoing, as of December 31, 2023 our debt issued was comprised of local currency debt (mostly denominated in UF) and foreign currency debt representing 80.9% and 19.1%, respectively. These levels are well aligned with those observed in December 2022 (80.1% and 19.9%, respectively), which is a consequence of the aforementioned emissions. It is important to note that although our objective is to maintain a presence in the international market as a source of financing diversification, the main factor when issuing debt has to do with competitiveness. Therefore, the proportion of local versus foreign currency debt will ultimately depend on the cost of financing we are passing on to our customers.

Going forward, it is important to keep in mind that we are continually evaluating funding alternatives based on the evolution of demand deposits, changes in the rate curve and loan growth. All of this will determine the steps we take to fund our balance sheet, while keeping liquidity and pricing risk metrics aligned with our risk appetite framework. For 2024, in particular, we expect to grow faster than previous years in long-term debt in order to finance the expected expansion of commercial and residential mortgage loans, as well as to address the scheduled amortization of the current stock of this type of financing.

Thus, if our expectations for placement growth and the evolution of demand deposits and time deposits are met, our Issued Debt should grow above the expected expansion of our placement portfolio.

Other Liabilities

Our other liabilities totaled Ch$11,468,166 million as of December 31, 2023, representing an annual decrease of Ch$1,109,644 million or 8.8% compared to the Ch$12,577,810 million reached a year earlier.

As in the case of other assets, the main driver of this contraction was the positive change in fair value adjustments in both trading and hedge accounting derivatives, with a negative net value at



Other Liabilities
(In millions of Chilean pesos)

	2022	2023
Total	12,577,810	11,468,166
Allowances and others	3,855,636	3,749,928
Derivatives	3,324,498	2,357,523
Borrowings from financial institutions	5,397,676	5,360,715

● Borrowings from financial institutions　● Derivatives　● Allowances and others

market prices. Other items such as borrowings from financial institutions and provisions and other liabilities showed limited annual variations. The annual variation of total other liabilities was mainly based on:

> A decrease in absolute fair value on trading and hedging derivatives with negative net market value of Ch$966,975 million or 29.1% from Ch$3,324,498 million in December 2022 to Ch$2,357,523 million at the end of 2023. This decrease in the negative net fair value was mainly due to the effect of the trajectory of local and foreign interest rates on the fair value of the forward and Chilean peso/foreign currency swap contracts in the same period.

> Lower provisions and other liabilities of Ch$105,708 million or 2.7% annually, from Ch$3,855,636 million in December 2022 to Ch$3,749,928 million recorded in December 2023, which was mainly due to lower transfers with settlement in progress that were mostly associated with transactions and compensations made with other banks.

> Borrowings from financial institutions, which evolved from Ch$5,397,676 million in December 2022 to Ch$5,360,715 million in December 2023. This denotes an annual decrease of

Ch$36,961 million or 0.7%, mainly caused by lower financing with foreign banks, as mentioned above.

Regarding the latter, it is important to note that borrowings from financial institutions include the FCIC financing granted by the Central Bank for a notional amount of Ch$4,348,400 million. Two thirds of this financing will mature on March 30, 2024 and one third will mature on July 1, 2024.

As mentioned above, in order to meet this obligation, we took positions in liquid assets during 2023 which include: (i) medium-term bonds issued by the Central Bank and the Government of Chile, (ii) overnight deposits at the Central Bank, (iii) time deposits issued by local banks, and (iv) towards the end of the year, PDLs as mandated by the Central Bank, part of which are currently assigned to the Central Bank as FCIC guarantees, which is fully aligned with the Central Bank's request to fully guarantee FCIC with high quality liquid assets at maturity.

In addition, as indicated above, we will not need to raise additional funds to repay the FCIC, and our liquidity position will not experience significant deterioration due to the repayment of the FCIC. However, we will experience a decrease in our balance once it is fully paid.

Equity

Our total equity as of December 31, 2023 totaled Ch$5,237,285 million, representing an annual increase of Ch$378,958 million or 7.8% compared to the Ch$4,858,327 million recorded in 2022.

The increase in equity was supported by the following factors:

> The retaining of Ch$542,504 related to the effect of inflation on our shareholders' equity for the year ended December 31, 2022, as decided at the shareholders' meeting held in March 2023. The amount retained is intended to maintain the value of our paid-in capital and reserves against inflation.



Total Equity
(In millions of Chilean pesos)

	2022	2023
Total	4,858,327	5,237,285
Capital and reserves	889,275	631,685
Retained earnings	908,572	1,451,076
Net income (net of minimum div.)	3,060,478	3,154,522

● Net income (net of minimum div.)   ● Retained earnings   ● Capital and reserves

‹ 149 ›

> An annual increase of Ch$94,044 million in accumulated other comprehensive income in shareholders' equity as a result of: (i) positive fair value in accounting hedging derivatives of Ch$82,624 million in 2023 compared to 2022, which was explained by a downward average trend in external long-term interest rates in 2023, which benefited the asset side of the derivatives and, to a lesser extent, a slight average increase in long-term interest rates in CLF that favored the liability side of the derivatives; and (ii) a positive mark-to-market adjustment in FVTOCI assets of Ch$7,069 million in 2023, mainly driven by the downward correction of local and external long-term rates at the end of 2023.

These factors were partially offset by a decrease of Ch$257,590 million or 29.0% in net income in 2023 versus 2022, net of minimum dividend provisions. This was largely related to a comparison base effect caused by higher-than-normal inflation and nominal short-term interest rates well above neutral levels in 2022, which boosted operating income. Consequently, although still out of context, net income for year 2023 represents a more normal level of results, which should continue to converge towards medium-term profitability in the coming years.

Economic Value Generated and Distributed

The economic value generated by Banco de Chile in 2023 was Ch$4,925,945 million. The breakdown is as follows:

Economic Value Generated (MCh$)(*)

	2022	2023
Operating revenue	5,027,162	4,925,945
Total economic value generated	5,027,162	4,925,945

Economic Value Distributed (MCh$)(*)

	2022	2023
Operating expenses	**-443,386**	**-507,911**
Administrative and other expenses	-359,181	-415,602
Depreciation and amortization	-84,205	-92,308
Employee wages and benefits	**-528,226**	**-582,684**
Payments to providers of capital	**-3,213,397**	**-3,105,851**
Shareholders (dividends)(**)	-866,929	-815,931
Suppliers of financial resources	-2,346,468	-2,289,920
Payments to the State (income tax)	**-284,306**	**-283,645**
Financial Market Commission	**-13,566**	**-14,785**
Community contributions	**-1,775**	**-3,366**
Total economic value distributed	**-4,484,656**	**-4,498,242**
Economic value retained	**542,506**	**427,703**

(*) Information prepared from income statement accounts.
(**) For 2023 corresponds to the dividend proposed by the Board of Directors.

GRI
201-1



Economic Value Distributed in 2023

Banco de Chile's Direct Contribution to Chile's Economy

MCh$3,105,851
Payments to providers of capital
These are funding costs mainly paid
to depositors and bondholders.

MCh$582,684
Wages and benefits
12,217 direct employees
(Bank and subsidiaries)

MCh$507,911
Operating expenses
Includes payments to SME suppliers
and contractors

MCh$427,703
Economic value retained
The bank's capital management is
characterized by a suitable balance
between business growth and regulatory
requirements for capital adequacy.

MCh$283,645
Payments to the State

MCh$14,785
Contribution to CMF

MCh$3,366
Community contributions
Includes deductible and non-deductible
donations that the bank contributes to the
community



‹ 151 ›

GRI
201-1

Economic Value Generated and Distributed

Financial Contribution by the State

During 2023, the economic benefits granted by government agencies to Banco de Chile corresponded to Ch$2,300 million in tax credit for training expenses and Ch$543 million in credits associated with donations.

Financial Assistance Received from Government Entities

Contributions in millions of Ch$	2022	2023
Tax credit for property taxes paid	0	0
Tax credit for training expenses	2,150	2,300
Tax credit for donations	119	543
Tax credit for additions to PP&E	31	0
Total	**2,300**	**2,843**

GRI

201-4

203-2

Contribution to Chile's Economic Development

Banco de Chile operates various ongoing programs, initiatives and measures that contribute to the development of Chile, its people and all its stakeholders, who are its customers, non-customers, employees, suppliers, shareholders, investors and the community in general, in line with its strategic Commitment to Chile and its aim to be the best bank for its customers and the best place to work for its employees.

As a core part of its Sustainability Strategy, during fiscal year 2023 the Corporation made a total social investment of Ch$7,346,399,452. This was used on activities such as the implementation of community outreach initiatives. These include Teletón, a solidarity crusade that celebrated its 45th anniversary this year; the third version of the Women Who Inspire Program, which recognizes micro-entrepreneurs and leaders of social organizations who are leaving their mark on their communities with their initiatives; the implementation of the Education for Chile Program and its VT Commitment initiative, to improve the training and labor access of students from vo-tech schools, and the construction of the new Colico Alto School in the municipality of Santa Juana, Biobío Region, which was destroyed by forest fires in February 2023, a project that Banco de Chile carried out in partnership with Desafío Levantemos Chile.

In addition, Banco de Chile and its subsidiaries generate a direct economic impact every year by paying suppliers, dividends to shareholders, salaries and benefits to its employees, operating expenses, and income and property taxes to the State. These resources have an indirect multiplier effect, especially within regions, since they inject economic dynamism and create jobs in neighboring local communities.

During 2023, Banco de Chile celebrated 130 years of history at the service of the country, its people and companies. During this period, the organization continued to do prudent, responsible, consistent and innovative work. This allows the entity to project the long-term sustainability of the corporation and especially to reaffirm its sustained Commitment to Chile, with special emphasis on entrepreneurs, SMEs and individuals.



3

CUSTOMERS



Digital Transformation

Banco de Chile consistently strives to deliver exceptional service and timely, effective solutions through proactive and agile attention in order to build trust-based relationships with its customers, the cornerstone of the corporation's work and decision-making.

Banco de Chile's digital transformation has featured the launch of new products and ongoing efforts to update services, functionalities and digital tools in order to deliver a more flexible and accessible experience with high security and availability standards for customers and users.

The main highlights of 2023 include:

Becoming the first institution in Chile to have a presence in the Decentraland Metaverse with the launch of "Dimension B," a new virtual space created by Banco de Chile. Dimension B is meant to represent an open building that the user can freely explore to find information on financial products and services as well as entertainment activities, contests and music.

Successfully releasing the Apple Pay digital wallet, which allows customers to pay at in-person merchants without a physical card. More than 100 thousand Banco de Chile customers signed up for this digital wallet within hours of its launch in Chile.



Adding functionalities to the Mi Banco, Mi Pago, Mi Seguro and Mi Inversión mobile applications in the Retail Banking segment. In Mi Banco, we updated the information available on the home page and created widgets or tools that allow users to see each day's benefits, recharge the Lollapalooza bracelet online with the Mi Pago App and complete other transactions.

Making improvements to the Online Banking web page in the following areas: digitalizing the investment file, implementing 100% digital account statements and introducing 100% digital onboarding for the Dollar Checking Account.

In the Corporate Banking segment, improvements and functionalities were implemented for the Mi Banconexión App, the purchase and sale of foreign currency, and the usability and operation of the authorizations menu.

Functionalities were enabled in the Banconexión 2.0 portal, including 100% digital onboarding of the Dollar Checking Account, payments and inquiries regarding leasing products, performance bond inquiries, digital contracting of mass payments, a new electronic factoring product, multi-company authorization for the electronic funds transfer product and 100% digital contracting of loans.

All of these advances in digital transformation were recognized by Chócale, an economic media outlet focused on banking customers and consumers, at the second "Financial Education and Inclusion Awards." At the event, Banco de Chile was nominated in four categories. One of the awards that it received was "Best Financial Solution" for the FAN account based on the results of a popular vote.

Financial Inclusiveness and Accessibility

Banco de Chile's commitment to making banking accessible to different sectors of the population is reflected in its digital debit account products, FAN Account, FAN Emprende Account and FAN Clan Account, which align with the bank's financial education and wellbeing initiatives. (See the Community chapter of this Annual Report for more details.)

As of the end of 2023, 1.4 million accounts were registered for FAN products, each of which is notable because there are no maintenance fees and they provide access to the bank's digital platforms and the entire ecosystem of benefits in each segment.

Along the same lines, the bank continued to expand ATM coverage in sectors with a low presence of ATMs. Through a joint effort with local authorities including representatives of the municipalities of Galvarino, Marchigüe, María Elena, Pirque and Renca, new ATMs were installed in open areas. This initiative increased the number of municipalities with Banco de Chile ATMs by 20% to 200.

The corporation also joined the Girospag service, which offers an alternative means of sending money from cell phones with cash withdrawals at 1,500 service points throughout the country, including stores in underserved neighborhoods and sectors.

Finally, in an effort to promote omnichannel service and accessibility, the bank has various in-person and remote service and self-service channels in place to inform and advise its customers 24 hours a day, 7 days a week. These include:





> A nationwide network of branches open from 9:00 a.m. to 2:00 p.m. and throughout the day via email exchanges with account executives.
> Telephone Banking services available Monday through Friday from 8:00 a.m. to 7:00 p.m.
> 24/7 Banking Emergency Hotline.
> Social media:
> X (formerly Twitter): @bancodechile, @bancoedwards, @ayudabancodechile; Instagram: bancodechile, bancoedwards; Facebook: bancodechile, bancoedwards.
> Public and private websites and applications that can be accessed via Play Store and Apple Store are available 24/7.
> Online scheduling of branch visits for customers and users.
> Self-service machines: conventional and smart ATMs and interactive kiosks. The latter can be used for generating/retrieving internet passwords, receiving cash and check deposits, paying consumer loans and viewing FAN account information.

‹ 155 ›

SASB

FN-CB-240a.3

Service Quality

Banco de Chile has a Service Quality Committee composed of members of upper management. This body is responsible for setting the strategic customer service guidelines, including perception studies designed to strengthen the commitment to be the "best bank for our customers", and thus achieve the strategic objective of "leading the banking industry in customer satisfaction."

The KPIs related to the comprehensive evaluation of service quality are based on customers' interactions with the bank, whether in person or remotely, and are monitored periodically and on an ongoing basis for oversight and analysis purposes. The bank has specialized teams that administer and manage indicators, facilitating and enhancing the customer engagement process.

The Customer Service department is responsible for monitoring KPIs, proposing strategic changes to the management and measurement models, identifying processes with deficient performance and creating improvement initiatives in collaboration with other business and support departments. Given the strategic nature of service quality, every member of the corporation, and particularly each supervisor, has the mission of ensuring that their teams deliver the best quality service that contributes to this goal.

In order to foster a commitment to service quality, Banco de Chile has incorporated the results of the Bank Recommendation Index into its incentive matrix. Likewise, the KPIs "Recommendation," "Account Executive Satisfaction" and "Product Satisfaction" are built into medium- and long-term incentives throughout the commercial structure.

All of these actions have positioned the bank as a leader in customer experience, and earned it multiple awards in this area in 2023:



- In May, Banco de Chile placed first in the Praxis Xperience Index 2023 customer experience ranking in the Large Financial Institutions category. This is the first ranking in Chile to evaluate the experience consumers have with the country's main service companies.

- The corporation also received a double distinction in August at the PROCALIDAD 2023 National Customer Satisfaction Award, winning—for the first time—the "Best of the Best" award in the Contractual category and—for the seventh time—first place in the Large Financial Institutions sector. The main merit of this accolade is that it is given by the customers themselves.

- In November, Banco de Chile received the "Consumer Loyalty 2023" award in the Banking category given by ALCO Consultores and the Business School of Universidad de los Andes (ESE Business School). The leading companies in the industry participate in this competition.



Net Promoter Score

	2018	2019	2020	2021	2022	2023
Net Promoter Score	70.97	69.87	70.84	73.99	75.30	75.93

Net Satisfaction Indices by Customer Service Channel

	2018	2019	2020	2021	2022	2023
Counter	83.94	83.62	85.40	79.25	74.94	79.20
Teller	81.05	80.88	84.15	80.53	77.27	78.79
Account Executive	79.81	75.08	78.61	81.13	84.04	83.55
Website	72.59	75.87	79.01	80.15	80.66	82.22
Mi Banco App [*]	86.53	84.77	81.77	80.23	77.90	79.78
Telephone banking	81.89	73.40	73.60	72.12	76.65	79.22

(*) These results include the Retail Banking Segment.

Banco de Chile responded appropriately and in a timely manner to problems, complaints and requests, ensuring compliance with the standards established by the corporation even as its customer base is constantly growing.



Issues Reported

	2018	2019	2020	2021	2022	2023
Number of Issues	116,011	102,824	125,208	140,266	148,556	159,709

Formal Complaints Received

	2018	2019	2020	2021	2022	2023
Number of Formal Complaints	6,179	5,733	5,372	5,644	4,861	5,043

Channel Used to File Formal Complaints and Problems[*]

	2018	2019	2020	2021	2022	2023
Telephone Banking	51.4%	56.8%	56.3%	67.7%	68.4%	71.4%
Internet	16.6%	13.6%	17.6%	12.3%	12.8%	9.1%
Branches	30.2%	27.2%	21.8%	16.0%	15.5%	16.3%
Internal Departments	1.8%	2.4%	4.4%	4.0%	3.4%	3.2%

(*) A retroactive methodological change was made based on 2018-2019 criteria.

All requests filed are classified by type and handled by teams specializing in each product and service offered by the bank. Each ticket is monitored through management dashboards in order to meet deadlines.

Service Quality

The team responsible for responding to customers receives ongoing training in different areas of interest to ensure that the corporation's service standard is met, strengthening areas such as clarity, transparency, writing, customer management and conflict management.

To comply with deadlines and establish standards at corporate level, the bank fosters support, knowledge and coordinated work across all areas and all offices nationwide through the distribution of relevant information by means of recommendations, procedures, protocols and other materials included in company newsletters.

Control procedures are set up with the relevant internal areas for important, anomalous or recurring situations in order to achieve continuous improvement. In line with the organization's commitment to transparency, the requestor in each case is given all of the information necessary to understand the process.

Over the past few years, these service quality processes have been added to the bank's digital transformation by implementing robotic solutions that perform repetitive tasks in an optimal and timely manner, reducing response times and improving user perception. These efforts have also supported customers' "digital adoption" by including all of the self-service tools available on digital channels in the responses, allowing them to address specific queries more quickly.

All of these advances demonstrate the corporation's commitment to continuous improvement and service quality. In this regard, there are currently two evaluations related to customer experience: the Customer Quality Survey and the Internal Audit of the responses to the requests handled. Both instances allow the company to identify and develop process improvements, which are carried out by specialized teams to safeguard the objectivity of the results.

Finally, as a reflection of all of the above, Banco de Chile placed first in the Financial Market Ranking in the "Banks" category as the best bank in customer service in Chile in terms of complaints vs. response rate according to the last report of 2023 of the National Consumer Service (SERNAC).



Transparency

The bank and its subsidiaries abide by a Transparency Policy that reflects the importance of this key principle in their customer relations. The purpose of this policy is to facilitate access to all information on the terms and conditions of its products and services in order to cultivate long-term relationships with customers, users and the general public.

The Global Compliance Division promotes proper implementation and dissemination of this policy across the organization, through ongoing employee training and evaluations via mandatory online courses.

Likewise, in order to ensure that information is properly disclosed to the public and to build the trust required for healthy production and financial activity, the bank's Legal Affairs Department reviews all advertising and contracts for products and services to ensure that they comply with both banking regulations and other generally applicable standards in force. This review aims to ensure that all communication is clear, complete, relevant, reliable, comparable, timely and easily accessible.



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Responsible Advertising Policy

As dictated by the Responsible Advertising Policy, the Marketing and Digital Banking Division is responsible for ensuring that fees for each product are reasonable, justified and timely based on the services provided. The corporation's approach to communication is based on eight key objectives: transversality, inclusion in its various forms, transparency as a core value, sustainability, SME and entrepreneurial support, data management with strict privacy and non-invasive policies, responsible consumption and coming to its aid when Chile needs it.

Customer Protection

This department's objective is to identify, analyze and report to the responsible areas recurring situations that generate complaints or product designs or procedures lacking in clarity or transparency, that could lead to an error and/or could be perceived as misleading marketing that may affect the customer's assets and/or the organization's image and reputation. To access Banco de Chile's Customer Protection department, a complaint must be filed through any of the available customer service channels. Each complaint will be analyzed and processed to ensure customer satisfaction. We use clear and simple language in our responses in accordance with Law No. 19,496 on Consumer Rights Protection and in order to provide quality service that inspires trust and improves the experience of our customers.

Supporting Our Customers

Banco de Chile is committed to Chile's development and growth. For this reason, it constantly seeks out timely solutions that go beyond financial concerns to support its customers in their growth, needs and projects and to respond to emergencies. One example of the latter was the bank's response to the fires that affected several southern regions last summer and the floods that caused damage in center and southern Chile. Banco de Chile provided different support measures to customers in the affected areas such as consumer loans with grace periods and preferential terms, debt rescheduling, advice and assistance activating their insurance policies.

In addition, in order to support the reactivation and recovery of SMEs, a segment that has been hit hard by the pandemic, Banco de Chile has participated in the government's Fogape Chile Apoya Program to finance working capital and restructure debts.



SMEs for Chile

The Banco de Chile SMEs for Chile Program is a comprehensive ecosystem that seeks to promote entrepreneurship nationwide in all of its stages, including at an early age. We invite both customers and non-customers to be part of this program, which also gives micro, small and medium enterprises the opportunity to grow their business through great benefits and actions, many of them backed by the support of experts in entrepreneurship.

In 2023, the initiative benefited more than 120 thousand SMEs, allowing them to continue to enhance their potential according to the stage they are in, providing them with efficient tools to boost their digitalization process, increase sales, and improve performance through valuable content delivered through: financial education for SMEs, training, consulting, grants and networking events.

Likewise, the pillar of support for entrepreneurship as a factor of change and development in society is reflected in the competitions that Banco de Chile organizes for customers and non-customers alike, including:

> **National Entrepreneur Challenge Competition:** The oldest of the corporation's entrepreneurship support programs, this contest attracts close to 30 thousand applicants each year. In early 2023, the bank announced the winners of the Microenterprise and SME category in the contest's 7th version launched in 2022. At the end of 2023, the finalists were selected for the 8th version, which will feature new categories: Local Challenge and Global Challenge.

> **National University Entrepreneurship Contest:** The third version of this competition was held in 2023. It is targeted towards recent undergraduate alumni and graduate students from universities and technical training centers throughout Chile A total of 670 applications were received this year from 980 students. The winners were students from Universidad de Chile, Universidad Andrés Bello, Instituto Profesional AIEP and Universidad del Desarrollo.

> **National School Entrepreneurship Contest:** This program seeks to train agents of change from an early age and encourage the development of innovative solutions to issues that young people see around them related to sustainability and the environment and that have an impact on society. The contest is focused on teachers and their respective students in 7th to 12th grade from schools throughout the country. In this second version, almost 400 registrations were received from 837 students, 153 teachers and 118 schools from all over Chile.

> **Entrepreneurial Impact School Enterprise Certification:** This competition is directed at teachers of students in grades 7 through 12 who want to acquire knowledge in order to strengthen the attitudes and skills necessary to form agents of change in their school community. A total of 296 applications were received from 114 schools from all over Chile for the second version of the initiative.

> **Routes for Chile:** This digital showcase seeks to promote tourism in Chile, increasing the visibility of different destinations in the country with an emphasis on entrepreneurs who provide lodging, culinary and tourism services and local products. The platform currently has more than 1,000 ventures from all over Chile and a total of 12 routes available, three of which were newly added in 2023.



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Northern Area	Desert Route and Elqui Route.
Central Area	Northern Coastal Route, Poets' Route (new), Colchagua Valley Route, Santiago and Surroundings Route.
Southern Area	Fishing Villages Route (new), Lakes and Volcanoes Route, Chiloé Route, Carretera Austral (Southern Highway) Northern Route, Carretera Austral (Southern Highway) Southern Route (new), Puerto Natales Route and Torres del Paine.

Business Units

Retail Segment

Individuals and SMEs

This segment offers its products and services to individuals and micro-enterprises and small and medium business with annual sales of up to UF70,000.

Retail Banking

This division includes all middle- and high-income customers and is subdivided into the following segments: Mass, Youth, Traditional, Preferential and Private. Students were incorporated into the Youth segment in 2023 through the new digital product FAN Clan, thus completing the value proposition that covers the entire life cycle of customers. At the aggregate level, the Retail Banking segment posted 19.6% growth in number of customers in 2023, bringing the total number of checking account holders to 1.1 million. This growth was driven by digital solutions and the consolidation of the checking account plans launched in 2022.

The high volume of transactional and digital customers requires a robust and highly manageable customer service model. To this end, the bank redefined and strengthened the remote customer service model, both self-managed through digital and self-service platforms in branches and assisted through telephone banking and a new remote commercial banking system aimed at meeting the financial service needs of this customer profile. The success of this undertaking is reflected in the results of service quality indicators, a more loyal customer base and customer recognition.

Another key aspect of the Retail Banking segment was strengthening fidelity and containing attrition of checking account holders through a predictive alert model to anticipate both inactivity and product closure, thus achieving the lowest historical rate of voluntary attribution and an increase in customer preference indicators and management of customer income.

Banco Edwards reinforced its value proposition by focusing on three key aspects: customer service model, commercial productivity, and image and brand. This effort led to a portfolio reorganization, segmentation adjustments and enhanced comprehensive management for both existing customer crossover and new customer acquisition. We also updated our image, moving from our position as a bank of status and exclusivity to one that invites customers to be open to experiences with the new slogan "You have to live it."

These changes to the value proposition have allowed Banco Edwards to increase customer acquisition by 14% over 2022 and improve its product mix by nearly 9%, strengthening its leadership position in the niche banking segment.



Achieving Objectives

Banco de Chile's 2023 lending market performance was exceptional, reporting above-industry growth in various products, including:

- **Credit Cards:** The entity recorded a 14.1% increase in loans and advances compared to 2.4% growth in the banking industry, thus widening the gap with its competitors, reaching a market share of 15.5%.
- **Consumer Installment Loans:** In 2023, the corporation reached Ch3,181 billion with 2.1% growth in loans, strengthening its position in the industry and reaching a market share of 20.5%.

Payment method use performed exceptionally in 2023. In the case of credit cards, there was an increase of 15.1% in invoicing, while debit cards grew 9.0%, achieving annual volumes of Ch$7,820 billion and Ch$7,610 billion, respectively. In addition, the number of credit cards held at the end of the period was 1,448,262, up 5.8% over 2022. In the case of the debit card fleet, 3,503,654 debit cards were registered at the end of 2023, 11% more than in December 2022.

Banco de Chile's gateway product, the FAN account, has high and growing satisfaction standards. In addition, first-time use levels increased by 18% in 2023 compared to the previous year, while engagement grew by 12% in the same period. In addition, we were able to improve the cross-sales of new products and thus strengthen our relationship with our customers.



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The corporation continued to deploy its strategy of linking the bank to music and entertainment throughout 2023, allowing customers to enjoy festivals and concerts by prominent artists. The loyalty program strengthened its presence with restaurants and discount brands, reaching all regions of the country. This year, more than 700 thousand customers took advantage of some benefit associated with Banco de Chile's cards.



2024 CHALLENGES

- Continue developing and enhancing customer service models tailored to the needs of our customers.
- Focus on increasing customer loyalty and bonding.

Business Units

SME Banking

During 2023, the SME segment focused on customer support, with a comprehensive offering of financial products and services. The total number of checking accounts in the segment in 2023 was 138 thousand and loans amounted to more than Ch$5,000 billion. The granting of financing for small and medium enterprises through the Fogape Chile Apoya program was fundamental. Banco de Chile was once again the leading private bank in the industry and was recognized for being very approachable for its customers, providing 100% digital access and agile and expeditious face-to-face offerings.

In 2023, the bank continued to promote its portfolio of financial products for companies regardless of their annual sales or the length of time they have been incorporated. The FAN Emprende digital account, which was launched at the end of 2022, contributed 48% of the total acquisition of new checking and debit deposit accounts in 2023. In order to further enhance its offerings in the micro and small business segment, the corporation launched the Entrepreneur Plan, an on-site checking account without a checkbook for FAN Emprende clients that have been growing and evolving, and for micro/small companies with ongoing sales.

In addition to the focus on loans and acquisitions, there were two other important fronts: increased cross-sales of cash management products to customers with an ad-hoc offering for the segment, and progress on customers' digital adoption of available products and services. The bank successfully implemented the "Digitalized" campaign, with 70% of transactions being carried out digitally.

It also enhanced the benefits program for companies through alliances and discounts on products and services for their businesses, such as machinery, vehicles, telecommunications, restaurants, energy conversion, training, travel, etc.

In commercial loans in this segment, we achieved market share of more than 24% with sustained growth in service quality levels while maintaining our leadership in the brand attribute "the bank that supports SMEs and entrepreneurs."



2024 CHALLENGES

- Continue to enhance state support programs and make them available to customers.
- Increase customer cross-sales of specialized products such as foreign trade, leasing, factoring and cash management.
- Strengthen digital onboarding of companies contracting financial products and services.
- Maintain our leadership position in customer preference and loans to small and medium-size companies.

SASB

FN-CB-240a1

Wholesale Segment

Large Companies

This segment consists of domestic companies classified by geographic location (Metropolitan Region and Outside Santiago) with sales between UF70,000 and UF3,000,000. The service model is highly specialized in products such as foreign trade, factoring, leasing, cash management, treasury, investments and financial advisory services.

2023 HIGHLIGHTS

- We have expanded the service model to cities where we did not have a presence, such as: Los Andes, San Fernando and Chillán.
- Successful implementation of the Fogape Chile Apoya program for companies in this segment.



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2024 CHALLENGES

- Leading the industry in commercial loans and debit balances.
- Expanding digital onboarding for products and services through the use of Banconexion 2.0.
- Encouraging cross-sales of different products, scaling up in cash, foreign trade and treasury products.



Business Units

Corporate Banking Division

This segment consists of Chilean and international companies with annual sales in excess of UF3,000,000. It is further subdivided into domestic companies grouped by industry (financial institutions, large retailers, natural resources/infrastructure, public sector and concessions) and multinational corporations.

2023 HIGHLIGHTS

In 2023, the bank highlighted the digitalization and updating of various products and services to deliver a more flexible and accessible experience.



2024 CHALLENGES

- Leading the industry in commercial loans and demand deposits.
- Expanding digital onboarding for products and services through the use of Banconexion 2.0.
- Striving for high levels of efficiency and quality with low distribution costs for transactional products.

Special Business Segment

This segment is subdivided into the Real Estate/Construction and Family Office subsegments.

- Real Estate and Construction provides lending products such as commercial loans, performance and bid bonds, leasing, cash management and investment services to customers in this industry through a specialized service model.
- Family Office serves high net worth clients. Account executives for this segment are highly trained to respond to their needs with custom-designed products.

2023 HIGHLIGHTS

2023 was a challenging year for the industry, but the bank grew and maintained its position.



2024 CHALLENGES

- Promoting digital onboarding for products and services through the use of Banconexion 2.0.
- Maintaining a balanced risk-return structure in the real estate and construction segment.
- Leading the market in terms of presence and customer preference.



Treasury

The Treasury is the bank division responsible for providing a full range of financial solutions to corporate, large corporate and real estate customers, private banking customers and institutional counterparts. Within this range of products, we mainly engage in currency trading, spots and forwards, interest rate and currency swaps, buy/sell-back agreements and investment products. The Treasury is also responsible for determining transfer pricing for the different products marketed by the bank and ensuring compliance with regulatory limits.

Its role is focused on managing price risk through management of currency, interest rate and term mismatches, ensuring adequate levels of liquidity.

In addition, the Treasury is in charge of managing the Bank's investment portfolio, which includes interest rate and currency positions through fixed-income instruments and derivatives.

It is also responsible for overseeing compliance with: (i) regulatory limits, such as: deposits, technical reserves, maturities of liabilities and currencies, (ii) liquidity margins defined by regulation, and (iii) internal price and liquidity risk limits established by the bank's Risk Appetite Framework.

2023 HIGHLIGHTS

Treasury management during 2023 was very successful, contributing significantly to the bank's overall performance by proactively managing interest rate and inflation positions. The division generated significant revenue from mark-to-market

adjustments on fixed-income instruments and trading derivatives, as well as by taking advantage of the volatility in the local interest rate and exchange rate curves, which led to historical results.

Finally, it is important to highlight the collaborative work done with the bank's commercial areas, which allows for a better understanding of customer needs. Once again this year, the division stood out because of its contribution from sales and structured products, especially in the business of buying and selling foreign currencies through spot and forwards.



2024 CHALLENGES

- Implementing the derivatives valuation project incorporating the concepts of Funding Value Adjustment and Credit Value Adjustment.
- Consolidating the digitalization process for the foreign currency trading business through the replacement of legacy systems.

Business Units

Subsidiaries

Banchile Citi Global Markets (Financial Advisors)

This subsidiary provides investment banking services to corporate customers, which includes advising on mergers, acquisitions, liability restructuring, debt and equity issuances, project financing and strategic partnerships.

During 2023 it took part in multiple deals: In mergers and acquisitions, we advised on the sale of a portfolio of 4 solar plants for 416 MW for US$556 million and advised AME Holdings on the sale of 21.3% of AME Generación, the indirect owner of 50% of Generadora Metropolitana. The bank also acted as financial advisor in the issuance of 9 local and international bonds for more than US$10,500 million. In the stock market, it advised entities on the takeover bid for 44.7% of Hortifrut for US$420 million and the takeover bid of Banco Itaú Chile for US$24 million.

In addition, it was recognized as the best investment bank in Chile by two prestigious magazines, Global Finance and Euromoney.

It seeks to maintain its leadership position in the investment banking business in Chile in 2024, always hand in hand with excellent service to each of its clients.

Socofin

Responsible for the bank's collection and normalization process, this subsidiary is constantly seeking out the best alternatives for delinquent customers. Solutions were identified for 29,000 customers through renegotiation processes in 2023. Along the same lines, the digital channel was strengthened, and nearly 5,000 customers were able to complete the process through the Socofin website under a self-service model.

In terms of results, satisfactory yields were achieved. Recovery of written-off portfolios in the Retail Banking segment exceeded Ch$59 billion, and the effectiveness of the government guarantee collection program reached 98% with an associated effective collection of Ch$23 billion.

The bank will continue to enhance the customer experience, improve and optimize processes to expand access to remote channels and strengthen the recovery and renegotiation process in 2024. In regard to efficiency, initiatives aimed at automating business processes will also be a priority.



Banchile Administradora General de Fondos and Banchile Corredores de Bolsa

Banchile Administradora General de Fondos is the largest fund manager (AGF) in the country, with more than US$14,000 million in assets under management and 21.9% market share for funds. During 2023, it reached a record high in assets under management in mutual funds, exceeding US$12,800 million, and reported net income of Ch$27 billion for 2023.

Banchile Corredores de Bolsa is the largest stock broker in the country. It provides equities and fixed-income brokerage and currency exchange services to individuals and companies through the bank's branch network, Banchile branches and remote channels. During fiscal year 2023, it achieved net income of Ch$35 billion and market share in value of shares and investment fund units traded of 12%.



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Both companies are specialists in the securities market with more than 40 years' experience, have more than US$22,700 million in assets under management and over 367 thousand customers.

The year 2023 was a time of consolidation for the digital experience that Banchile AGF and Corredora de Bolsa deliver to their clients. It saw the launch of new functionalities in the Mi Inversión mobile application such as: programming monthly contributions to "My Goals" with automatic debits from Banco de Chile accounts, signing documents, downloading the portfolio and checking investment statements. We also launched the course "Learn about investments in English for free" in partnership with Políglota, whose main objective was to teach more than 13,000 participants how to invest responsibly and learn English in a different way.

In terms of technological transformation, we began to upgrade the operational systems used by these two subsidiaries. This transformation and renovation plan seeks to ensure sustainable growth over time, allowing for coverage, scalability, operational efficiency, process automation and lower operational and technological risk.

Banchile Corredores de Seguros

This entity offers insurance brokerage services through a wide distribution network and has a broad range of products sold through fully digital channels. In addition, it has a competitive range of individual and group policies, both linked to and separate from bank products, and provides advice to customers.

Business Units

It brokered total premiums of UF 11.7 million in 2023, surpassing 1.8 million policyholders unrelated to loans, which was attained with the commitment of the entire branch network, online channels and considerable support from its partner, Chubb, which has contributed global experience in developing new products and digital innovation. As of the last public information available in 2023, Banchile Corredores de Seguro solidified its leadership by attaining 21.4% of the market of bank-owned brokers by premiums brokered.



In relation to the digital transformation process, collaboration between the bank and Chubb intensified, incorporating contextual offer strategies and embedded flows for contracting other insurance policies. Corporate clients joined the digitalization process as insurance was incorporated into Banconexión 2.0, which allows the entity to bring this segment closer to self-service processes, improving customers' experience with the bank and the quality of service.

Together with Chubb, new environmental care campaigns were implemented to fortify its commitment to the country and future generations.

Finally, in 2024 the entity will continue to promote sales through digital channels, where it will seek to continue growing and enabling new functionalities for customers through the various platforms that allow them to quickly find self-service solutions.



4

EMPLOYEES







Banco de Chile | 130 años

Cultural Adaptation

Sustainable Development Goals



3: Good Health and Well-being

Banco de Chile promotes collaborative and healthy work environments, where equal opportunities are an essential part of the culture of all teams. The People and Organization Division is responsible for implementing policies and programs defined for this purpose and for developing capabilities and talent.

The corporation has fostered a culture of ongoing adaptation to challenges it faces such as new market requirements in digitalization, productivity and sustainability, coupled with its longstanding, clear and unrelenting focus on customers, as well as its commitment to Chile.

To navigate these new challenges, it has strengthened its capabilities and human capital by introducing and formalizing new collaborative structures and different, more agile and efficient ways of working that also recognize the particularities of the different areas and processes.

In order to further develop its capacity to adapt to new business scenarios, during 2023, Banco de Chile strengthened the management team's performance in six dimensions: Sustainability and ESG standards, Capabilities and Talent, Digital Solutions, Commercial Activity, Productivity and Technological Evolution, guided by the bank's strategic priorities and purpose.

Throughout its history as a leader in the country's financial industry, Banco de Chile's capacity to adapt has allowed it to navigate the countless changes that have impacted the sector, evolving together with its clients, society, technology and the environment in general.

This response to uncertainty and new developments is the result of a series of corporate initiatives to foster adaptive behaviors among employees and teams, and thus develop a collaborative, resilient culture capable of sustaining its purpose, leadership and profitability.

Cultural Change Initiatives Promoted in 2023

The bank implemented a plan of new work practices to promote collaboration, feedback and alignment around the corporate strategy:

- **Retrospectives:** periodic meetings where teams review their work dynamics, agree on improvements and recognize progress.
- **Mentoring Leaders:** a certification program aimed at creating a horizontal learning network supported by the bank's leadership.
- **Synapses:** a bi-monthly opportunity for horizontal, voluntary learning among collaborators from different areas of the bank where the participants themselves propose topics to be presented and discussed.
- **Synchronization Meetings:** space where teams from one or more divisions share their projects to identify opportunities for collaboration.
- **Safaris:** an inter-departmental activity designed to allow participants to explore and learn about processes and best practices, including guided visits to new areas and/or branches.
- **Extended Meetings:** an activity led by the division manager to inform and integrate their area's teams around the strategy and common challenges.
- **Organizational Conversations:** this initiative promotes dialogue within teams regarding issues of concern to the bank and recognizes it as an essential adaptive skill.

401 **Intermediate Collaborative Structures**
(surveys, spot meetings, councils, nodes or working groups, cells and committees)

Working groups that come together through temporary or permanent partnerships, generating proposals or agile and comprehensive results, adding value to the organization.
This effort has resulted in employee contributions of
864,021 collaborative hours.

In order to promote collaboration, the bank conducted the How We Work (*Así Trabajamos*) Survey organization-wide in 2023 to understand how people relate to each other, the existing relationship networks between individuals and teams, and the level of collaborative practices within the bank. Organization-wide, 69.1% of employees participated in the survey, and their feedback indicates that they highly value the aforementioned aspects. The areas with the highest overall ratings are related to the encouragement of self-directed learning, autonomy, self-management, constructive and ongoing feedback, and the establishment of challenges with shared goals.

 173



98.1%
of the workforce
collaborated in some type of structure

51% are women
and 49% are men

Cultural Adaptation

Banco de Chile DNA Model

Banco de Chile's DNA model is a dynamic and adaptable system designed to drive the transformation of the bank's internal culture, facilitating the achievement of goals and improving the customer experience. This model is based on the values and attributes of coexistence and on the corporation's strategic priorities. It is materialized through information that allows employees to manage their own performance and support decision-making in the various processes that the employee engages with throughout their life cycle, including internal mobility, scholarships, recognition and acknowledgment.



I am a protagonist

I am a protagonist in achieving individual and group results, empowered to do my job and solving problems autonomously, boldly and proactively taking charge of my work, driven by energy and enthusiasm, seeking to contribute to the bank and inspire others.



I build with others

I build with others a synergistic community based on mutual cooperation, understanding that I am part of a whole and that my work has an impact on the work of others, generating solid trust by fulfilling commitments and cultivating relationships based on assertive communication, active listening and empathy, seeking to shape and contribute to a diverse and connected corporation.



I am living the transformation

I am living the transformation in a personal and collective way; understanding and adapting quickly to changes in the work environment, growing and learning from experiences and challenges, exploring and incorporating new knowledge and capabilities, seeking to challenge the status quo, support others in the transformation and add value to my area and Banco de Chile as a whole.



I guarantee the customer experience

I guarantee the customer experience by understanding that, regardless of my functions, I am part of a value chain that satisfies the needs of internal users and customers, placing them at the center of my actions and decisions, valuing them and delivering excellent service, seeking to build long-term alliances that allow Banco de Chile to achieve its results.



I manage with purpose

I manage with purpose, understanding my role in achieving the objectives of my area and the corporation alike, enjoying my work in different contexts and participating in activities to foster the development of the country and its people, seeking to make my personal purpose compatible with that of Banco de Chile.



I contribute

I contribute with the skills required to perform my role or position. I aim to add value, to satisfy and to exceed the responsibilities and challenges assigned to me.

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In 2023, all training and education efforts related to this tool were framed by feedback, highlighting the importance of ongoing and timely conversation as a vehicle for the development and success of employees and the organization as a whole.



175

The Collaboration Recognition Program was repeated in 2023 to recognize people who promote collaborative environments and represent Banco de Chile's DNA. This year, 607 teams recognized and rewarded people from other teams who collaboratively contribute to the fulfillment of objectives.

In addition, the bank has an ongoing formal appreciation process that allows our employees to thank people who deserve recognition for embodying one of the attributes identified by the organization: being optimistic and pleasant; taking on responsibility; collaborating; having a frank, direct style; expressing more recognition than criticism and communicating openly. A total of 9,232 recognitions were given in 2023.

Human Capital Development and Workplace Climate

Sustainable Development Goals



3: Good Health and Well-being



5: Gender Equality



10: Reduced Inequalities

GRI

2-30

402-1

407-1

408-1

409-1



BANCO DE CHILE UNION ORGANIZATIONS

BAE Union, Banco de Chile South Zone Union, Banco de Chile Union, Banco Chile V Region North Zone Union, Banco Chile Central Zone Union, Citibank Union, Punta Arenas Union, National Union and Promarket Union.

The Development and Labor Relations Department has established a series of benefits, programs and measures that cover the various aspects of employee wellbeing, including physical, mental, social, financial and spiritual wellbeing.

Banco de Chile also has clear and transparent recruitment and selection, internal mobility and compensation policies and processes that ensure free access to the opportunities available within the corporation.

Employee Relations

Banco de Chile maintains ongoing, fluid dialogue with its nine labor unions. At the bank, 94% of employees are represented by a union or covered by a collective bargaining agreement. Throughout 2023, various initiatives were promoted and implemented to strengthen leadership capabilities and fluid, transparent communication with the organization's unions. Virtual or in-person working groups were set up to discuss and work on aspects related to equity, inclusion, support for individuals,

information related to legal and/or regulatory modifications, wellbeing and satisfaction, technological innovations, among other topics.

Although there were no significant operational changes, during 2023 Banco de Chile upheld its commitment to provide at least 30 days' notice of any changes, reflected in various meetings with labor unions for that purpose.

Five early collective bargaining negotiations were carried out this year in a context of productive dialogue.

In regard to operations and suppliers associated with Banco de Chile's work, the bank has not detected any risk of child or forced labor or limits on freedom of association and negotiation for suppliers involved with the bank. However, labor legislation clearly states that the bank cannot interfere with these organizations' management, which the bank fully respects and fosters.

Attracting and Retaining Talent

During 2023, several actions aimed at attracting talent were developed and implemented in order to position the bank as an attractive place to work in the market and bring new profiles into the organization.

These initiatives include the onboarding program, targeted towards both new employees and people who have been internally promoted based on their merits. It consists of welcome events and career development recognition within the bank, promoting digital tools, mentoring programs, a welcome kit, among other elements that see to communicate the bank's values and strengthen commitment.

In addition, the bank has continued to strengthen the I Want to Work for Banco de Chile (*Quiero ser del Chile*) digital platform. Over 243 thousand external applicants were registered as of year-end 2023, resulting in 851 new hires. Similarly, we updated the recruitment platform to improve the experience of managers who are responsible for filling vacancies and working with both internal and external candidates in order to launch the new Trabajaenelchile.cl site during the first quarter of 2024.

We also held the Selecting Talent Together (*Juntos Seleccionando Talentos*) workshop to empower managers in the selection process, offering them tools designed to reduce socioeconomic and gender biases in the hiring process for new employees. This workshop, which impacted 648 leaders from various departments, has positioned the bank as an employer brand.

Another relevant focus has been greater openness toward different communities, generating networks and building skills among future applicants through mutual collaboration agreements with different technical training institutes, universities, municipalities and foundations, maintaining more than 60 agreements with educational institutions.

This has enabled the corporation to participate in job fairs, give talks focused on providing tools for better employability and develop new opportunities for young professionals to learn about the bank's culture. This is achieved, for example, by offering guided visits to different areas, coaching young people on effective interviewing and holding meetings with students. Over 5,000 people have been impacted by this work, and it resulted in 425 internships and 45 traineeships throughout Chile.





POSITIONED AS THE BEST EMPLOYER BRAND

GRI
404-2

NCG 461
3.1.vii

For the tenth consecutive year, the Banco de Chile employer brand was a stand-out in the Merco Talento 2023 survey. We placed first in attracting and retaining talent in the financial sector and second in the overall pool of 100 companies. It has been essential to share the experiences of Banco de Chile employees and key aspects of the bank, such as actions related to the Commitment to Chile, internal mobility and career development, and team work. The main platform and showcase is the @BancodeChile LinkedIn account, which has more than 328 thousand followers and posted 19% growth over 2022.

We also strengthened the corporation's employer brand in the area of university talent, placing first in the Merco University Talent 2023 ranking in the financial sector as the most attractive company to work for according to seniors and juniors and second among the 100 companies included in the ranking.

Human Capital Development and Workplace Climate

Career Development

In 2023, there was a total of 818 internal promotions and 189 lateral transfers, equivalent to 54% of the total vacancies available (851 new hires and 1,007 cases of internal mobility). Fifty percent of the employees who received promotions were women, and 75% of them worked in the Metropolitan Region.

The corporation also offers Outplacement and Employability Programs to equip people with tools for their search for and transition to a new job or business venture. Participants can attend workshops and courses and use a job search platform to enhance their skills and knowledge so that they are better positioned to find a new job. A total of 176 people voluntarily enrolled in the program during 2023.

Training

The corporation strengthened its learning system, More Connected (*Más Conectados*), in 2023. This platform allows employees to manage their training process, providing both general and specific content, including international courses, a digital library and continuing education opportunities, with more than 200 courses available.

At the strategy level, a new four-prong model was implemented that fosters a culture of continuous learning and self-management. The first is designed to standardize the methodologies used, emphasizing instructional design. The second aims to improve the user experience on the learning platform. The third focuses on reporting, using data to guide decisions. The last area is the learning offering. The company uses specialized programs to promote knowledge acquisition and skill development in the different bank departments.

In regard to the learning offering, Banco de Chile strengthened its **Technological Academy** in 2023. This initiative is designed to deliver current technology content and adaptive skills on an ongoing basis through academic curricula that are relevant to each family of positions. As part of these efforts to foster the development of technological knowledge, 192 certifications have been awarded in topics related to technological trends such as cybersecurity, data & analytics, the cloud and architecture.

The bank also created the **Business Academy**. The purpose of this program is to provide the business knowledge necessary for employees to develop in their roles through academic curricula that reinforce optional skills, deepen and acquire greater expertise in their role and develop adaptive skills that will help them to take on future challenges.

A total of 11,387 people were trained through these programs in 2023. The bank delivered 529,979 hours of training for an average of 46.5 hours per employee.



GRI
404-1
404-2

NCG 461
5.8.iv

Co-op Project (Education for Chile Program)

Banco de Chile's Co-op Program has been carried out since 2017 within the framework of the Pacific Alliance, which works toward the economic and social development of its member countries.

In 2023, for the seventh consecutive year, 20 high school students from the administration and accounting program at Santa Juliana Technical High School in Recoleta toured different areas of the bank. They were accompanied by bank mentors throughout their learning process.

The students received more than 400 hours of co-op learning at the bank and participated in 11 workshops for a total of over 980 hours of complementary training focused on their personal and professional development, strengthening their skills and giving them practical tools that will enhance their job prospects.



179

A total of 11,387 people participated in the programs implemented in 2023, representing 99.8% of the total workforce.

529,979 training hours delivered

46.5 average number of training hours per worker

A total of Ch$3,067,837,126 was allocated for this education and professional development program, equivalent to 0.1% of Banco de Chile's total annual revenue.

GRI
404-1

NCG 461
5.8.i
5.8.ii

Note: Total training by gender and employee category is presented in the Appendices.

In 2023, the Ethics Challenge achieved 100% participation by management and 95% by employees. In addition, in November 2023, Banco de Chile organized the Cybersecurity Month program in an effort to raise awareness among all employees of the importance of information security. It delivered a total of 34,274 hours of training to 10,799 people on these issues.





SCHOLARSHIPS

Undergraduate and Graduate Scholarships

The corporation rewards high-performing employees with scholarships to finance undergraduate and graduate studies at accredited national universities, which in turn contributes to their performance and professional development within the bank.

The entity awarded 162 undergraduate scholarships and 45 graduate scholarships in 2023.

Human Capital Development and Workplace Climate



Leadership, High Performers and Succession Plans

Banco de Chile promotes the development of solid leadership in order to maintain its position as a leading company in the financial sector. In 2023, we continued to prepare succession maps for the first and second reporting lines, identifying people who have the potential to assume strategic roles within the organization. We also created a development agenda for these executives, opening up spaces for learning, collaboration and the exchange of experiences through training programs, talks and lectures in order to address various current issues associated with their roles.

Banco de Chile has a policy and procedures for establishing who is part of the Succession Plan for Key Positions. This plan involves identifying the company's main executives and their emergency replacements and potential successors in an effort to ensure that an unscheduled absence will have a low impact.

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NCG 461

3.6.x

5.8.iv

Leadership Skills Program



Training program on strategic leadership, negotiation and effective presentations. This program is targeted toward the bank's managers and deputy managers. It seeks to develop high-potential employees by equipping them with knowledge and tools to be better prepared to face and meet the current and future challenges demanded by the business. This year two new versions were developed, impacting a total of 50 executives.

Transformational Women



This leadership program is aimed at women professionals or middle management positions in the organization and is designed to empower them and prepare them for new challenges.

A new version of the program was conducted in 2023 with 25 women participating from across all bank divisions. It included both in-person sessions and group coaching.

Beginning to Lead

This program, targeted towards managers joining from other companies and those who have been promoted internally



to their first management role, promotes the culture and attributes of Banco de Chile's leaders. It includes five classroom modules and four asynchronous courses that provide the tools that employees will need to manage their teams. The topics covered are: Cultural Journey, Managing People, Performance Management, Fundamental Rights and Labor Relations. A total of 275 supervisors participated in the program this year.

Executive Pitching Program



The training program focuses on providing tools to prepare and increase the standard of narratives, enhancing employees' abilities to give short and effective project presentations that add value and help build strategic communication skills. Fifty-six executives participated in face-to-face sessions.

Branch Managers Leadership School



The Branch Managers Leadership School was specially designed for the 265 for branch managers throughout Chile who participated in 24 hours of face-to-face and online sessions, strengthening their management skills and enhancing their teamwork, relationships and management of their teams.

Banco de Chile Supervisor Leadership School



We worked with 280 executive-level supervisors as part of the Leadership School. Leadership activities were developed during a one-day, in-person session through case studies on fundamental rights, team management and feedback. Participants also had an opportunity to share their experiences, which promoted the "Leader of Chile" style.

Compensation

Banco de Chile has policies and processes that guarantee free access to the opportunities that arise within the organization in the review of merit-based salary actions, internal mobility and the setting of compensation for recruitment and selection processes.

As in previous years, salary review processes considered meritocracy, gender parity, competitiveness factors and contingent variables used by the industry. In addition, efforts continued to optimize and modernize salary management processes, in terms of both structure and administrative and strategic management processes.

The Compensation Policy was updated in 2023 and approved by the board based on Basel III requirements. In addition, work continued on the automation and digitalization of the compensation management system in order to create a smooth and efficient experience. Along these same lines, advanced analytics and the first advances in artificial intelligence were incorporated. These practices have created value and a differentiating impact in most of the stages of the employee's life cycle. They also have contributed to generating an agenda of opportunities to be addressed at a later stage.

During 2023, more than 26% of the workforce received a raise above cost-of-living adjustments following merit-based salary review processes. In addition, the compensation of 87% of employees benefited from collective bargaining agreements.

As part of the above, the minimum salary of Banco Chile's employees was 2.17 times the legal minimum salary, thus preserving its competitive position in this area. The following table shows the legal minimum salary increase over the past three years in relation to the bank's minimum salary.

‹ 181 ›

	2021	2022	2023
Minimum wage at Banco de Chile	Ch$750,000	Ch$900,000	Ch$1,000,000
Minimum wage in Chile	Ch$337,000	Ch$400,000	Ch$460,000
	2.23:1	2.25:1	2.17:1

Note: Minimum wage at Banco de Chile is expressed gross and considers the monthly base salary, legally required profit distributions, transportation and meal allowances. The minimum salary of Banco de Chile employees is not differentiated based on gender.

Human Capital Development and Workplace Climate

Employee Wellbeing

Banco de Chile has procedures designed to prevent and identify regulatory non-compliance with respect to the rights of its employees. These include, for example, the Code of Conduct and the Inclusion, Non-Discrimination and Respect for Diversity Policy. The bank also periodically provides training to its employees, including orientation talks, talks for new managers, talks at the Leadership School and material on fundamental rights and prevention of workplace and sexual harassment.

Nine enforceable sanctions were reported in 2023 that involved a total of Ch$23,276,052 in fines. No labor protection actions were filed.

NCG 461
3.1.vi
3.1.vii
8.1.2

Workplace Climate and Wellbeing

Banco de Chile's annual Climate and Wellbeing Survey was conducted during August and September 2023 in an effort to learn about the perception of employees and objectively establish the entity's strengths as well as opportunities for improvement. The areas addressed were: the bank, leadership, colleagues, personal environment (inclusion, non-discrimination and respect for diversity) and likelihood to recommend the bank as the best place to work and the best bank for customers. This year we achieved a 94.2% participation rate among employees. The survey included the Tell Us (*CuéntaNos*) channel, a space where employees can voluntarily voice their concerns about personal or work-related issues. A total of 279 people used this resource during 2023. The focus of their interactions included expressing gratitude (125 cases), offering suggestions for the bank (62) and addressing personal situations (116). This channel is open throughout the year in an effort to foster ongoing communication with employees.



The results for each area evaluated were as follows:

Invited to participate	Participant responses	Participation percentage
9,876 employees	9,306 responses	94.2%
Climate satisfaction and wellbeing 2023		
90.7%		

Support for Individuals

With employee welfare in mind, the bank also offers its employees and their families a network of programs that promote work-life balance and overall wellbeing.

Support



Initiatives and programs designed to address a variety of personal circumstances and to improve employees' quality of life. Examples include the Counseling Program (*Programa Orienta*) offering social, psychological, legal and health counseling; the Inclusion Program; and the Children with Disabilities Program, among others.

Family



Benefits and activities for employees and their families through a variety of programs that contribute to quality of life.
Children up to 2 years old: maternity benefits and birth bonus.
Education for employees' children: daycare assistance for mothers, school vouchers, education awards and scholarships for the best college entrance exam scores.
Christmas benefits: Christmas party and gift for children through age 12.

Advanced Payment of Labor Disability Subsidy



One of the benefits offered by the bank is anticipated payment of the Labor Disability Subsidy (*Subsidio de Incapacidad Laboral*, SIL). The amount of the advance is based on fixed net compensation (base salary plus bonus) without taking into account the legal taxable limit, and is paid on the 24th of each month. The benefit covers all employees with an open-term employment contract, in accordance with the collective bargaining agreement.

Economy



Benefits designed to provide several forms of financial support for employees.
- Holiday and other bonuses.
- Special allowances.
- Housing benefits for first-time home buyers.
- Employee Banking (*Banca Propia*), a service with discounts and benefits that include access to checking accounts, credit cards and other products under preferential conditions. This benefit can also be extended to the spouse and children.

Life and Health



Initiatives aimed at caring for employees' health, promoting self-care and healthy lifestyles. The My Health Program offers preventive screenings; medical, nutritional and immunization care; and healthcare loans and advances for medical emergencies, among other benefits. In addition, comprehensive health insurance is available.

Free Time



Leisure time initiatives and work-life balance benefits. Some examples include:
- Family leave (collective bargaining benefit)
- Afternoon off on the employee's birthday (corporate benefit)
- Leave in the event of a death in the family (legal and collective bargaining benefit)
- Leave in the event of the birth of a child (legal and collective bargaining benefit)
- Leave in the event of marriage / Civil Union Agreement (legal and collective bargaining benefit)
- Change of domicile leave (collective bargaining benefit)

Development



These initiatives are designed to recognize effort and support educational and professional development such as internal mobility and professional development.

ActiveChile (*ChileActivo*)



Program aimed at employees and their families that promotes participation in sports, culture and recreation through different activities.

Point Bank



Points redemption program through which employees can access time off and other benefits associated with recreation and sports.

183

GRI
401-2

Human Capital Development and Workplace Climate

Parental Leave

Postnatal parental leave comes immediately after legal maternity leave. It cannot be waived and as a general rule is granted to the mother. This leave has three main objectives: to guarantee the best care for children, to foster shared childcare responsibility between fathers and mothers and to facilitate better work-life balance for men and women in our country. This program is in compliance with current national regulations.

Use of Postnatal Leave

Company	Women	Men	Total
Banchile Corredores de Seguros Ltda.	4	0	4
Banco de Chile	183	0	183
Total	187	0	187

Medical Leave

The bank offers employees with open-term work contracts advances on their Labor Disability Subsidy (base salary and bonus in cash) in accordance with the collective bargaining agreement.

GRI

401-2

401-3

NCG 461

5.7



SOCIAL REGISTRY CARD

In 2023 the bank used an internal tool to gather socioeconomic information on our employees in order to advise them on a variety of social benefits available from the government and the bank. In addition, a social benefits booklet was issued to employees who qualified for said benefits. This tool was applied to 1,190 workers.

Link

The corporation is striving to build a respectful, collaborative space where employees can connect, promoting well-being and quality of life through trust, recognition and communication. Experiential workshops were held with different teams in Santiago and in the regions in 2023 with a net participant satisfaction level of 94%.



6,282
participants
2,011
responses to satisfaction survey



191
in-person workshops
14,282
hours invested



10
major cities in Chile
Iquique, Antofagasta, La Serena, Viña del Mar, Rancagua, Talca, Concepción, Temuco, Valdivia, Puerto Montt



10
webinars
Cortisol excess
What was not seen
In-depth workshops on emotional management

Internal Communications

During 2023, a high-impact communication and organizational transformation campaign was implemented in an effort to highlight the principles shared by the bank and "Los Cóndores," the Chilean National Rugby Team that qualified for its first World Cup in France. These attributes are passion, positive attitude, teamwork, integrity, loyalty, effort and perseverance in the great challenge of positioning Chile as a leader. A perception and recall survey was conducted for the campaign, which earned a 90% approval rating. Related activities include: Cybersecurity Month; Breast Cancer Awareness; Ethics Challenge; Benefits; Inclusion, Non-Discrimination and Respect for Diversity; and support for the Teletón. These efforts were reflected in the 2023 Internal Communications Survey, which achieved net satisfaction of 92% and improved performances in all categories.



Human Capital Development and Workplace Climate

Performance and Talent Management

In an effort to ensure sustainable management, the bank has implemented a regular multi-directional employee performance review methodology as well as a change management methodology. All this is done to ensure that the individuals who participate in the bank's activities are offered the opportunity to develop to their fullest.



Feedback on Performance

The bank uses a top-down performance feedback model, which covers 100% of its employees and is composed of:

Challenge Evaluation: This annual evaluation measures the bank's performance with respect to KPIs and targets defined during the planning process for each organizational level.
DNA Evaluation (Agile Evaluation): This ongoing evaluation is designed to motivate the bank's employees and measure their performance. It is based on the Banco de Chile DNA model, which describes the behaviors that the organization expects from its team members in order to adequately address corporate challenges.

In addition to these processes, the bank has an ecosystem of tools and practices to promote a culture of continuous feedback. In addition to enhancing performance, this ecosystem helps form bonds by building closer and more horizontal relationships:

- Agile Feedback
- Gratitude
- Recognizing Collaboration
- Communities - Viva Engage
- Surveys

Change Management Methodology

Banco de Chile has a corporate approach to change management based on external methods with its own adaptations. It seeks to support employees who implement major projects based on the corporate strategy and its six management areas.

This approach allows the bank to evaluate scenarios and conditions prior to engaging in new behaviors in order to incorporate sponsorship, resistance management, communications and training activities into its projects. It is designed to help remove possible behavioral barriers and facilitate change.

This methodology was applied to the following projects in 2023:

1. Work Systematics for Customer Service Teams ("Red Z" SAC Method)
2. New Purchasing Model
3. Artificial Intelligence - SARAI
4. Artificial Intelligence - GitHub Enterprise
5. Artificial Intelligence - Microsoft 365 Copilot
6. Artificial Intelligence - Microsoft Bing Chat Enterprise
7. New "Trabaja en el Chile" site
8. New Strategic Management Practices for Management Teams

Commitment to Inclusion, Non–discrimination and Respect for Diversity

Sustainable Development Goals



3: Good Health and Well-being



5: Gender Equality



10: Reduced Inequalities



17: Partnership for the Goals

In 2023, as part of its dedication to equal opportunities, Banco de Chile carried out a series of initiatives to promote and reinforce an organizational culture that values inclusion.

> **A total of 143 employees with disabilities work at Banco de Chile, which is equivalent to 1.4% of the total staff.**

The inclusive internship program was carried out for the fifth consecutive year, promoting the integration of students with disabilities into the bank. The bank was also the official sponsor of Expo Inclusion 2023 for the sixth time. The initiative was conducted in a mixed (in-person and remote) format where talks were offered to promote labor inclusion.

During 2023, Banco de Chile continued to participate in SOFOFA's Inclusive Companies Network, acting as a guide for other organizations on issues of labor inclusion for people with disabilities. The bank also participated in the American-Chilean Chamber of Commerce (Amcham) mentoring circle.

In response to Law 21,275 on labor inclusion, which requires companies with more than 100 employees to incorporate a labor inclusion manager, Banco de Chile has certified six of its employees through a training and validation process of labor inclusion of persons with disabilities management. This has allowed the entity to earn certification as a "Job Creator."

⟨ 187 ⟩

NCG 461

5.1.5



As part of its commitment to the wellbeing of employees and their families, the bank held online meetings with employees who have children with disabilities to learn about their needs and experiences, particularly while working at the bank.

Commitment to Inclusion, Non-discrimination and Respect for Diversity

Benefits and Inclusion

Employees with Disabilities Program	This initiative includes ongoing monitoring of program members by a social worker who is responsible for providing support and guidance. In addition, participants can be reimbursed for a portion of expenses related to their disability, take special leave for medical check-ups and/or treatment and arrange flexible working hours if needed.	143 employees made use of this program, including 72 who received benefits for transportation and/or special contributions for their health situation. A total of Ch$53,719,149 was paid out during the year.
Children with Disabilities Program	The bank supports workers who have children with disabilities through a program that provides reimbursement for medical expenses that are not covered by other means. The program also includes comprehensive support from a social worker.	149 beneficiaries in 2023 with a total of Ch$182,960,139 invested.

Inclusion, Non-Discrimination and Respect for Diversity Policy

Banco de Chile's Inclusion, Non-Discrimination and Respect for Diversity Policy has four management priorities, which were confirmed in 2023:

1. Quality of life, work-life balance and co-accountability
2. Gender equity
3. Fair treatment: workplace and sexual harassment
4. Respect for and promotion of human rights

Banco de Chile uses this policy to propose challenges to improve the quality of life of employees, customers, suppliers and the community in general. The company received 16 reports of workplace harassment and no reports of sexual harassment or discrimination in 2023.

Inclusion Working Group

In order to implement the policy's management priorities, an interdisciplinary working group was set up to develop inclusion-related initiatives. We continued to use the Customer Service Manual for Customers in Gender Transition and the Support Protocol for Employees in Gender Transition, in addition to conducting various training sessions and designing a permanently accessible e-learning program focused on sexual diversity in conjunction with the Iguales Foundation. These initiatives aim to provide tools to promote a respectful and inclusive relationship with employees, customers and the community at large.

The Protocol of Care for People with Disabilities and the Glossary on Key Concepts Related to Diversity and Inclusion were updated to guide employees in this area.

Several initiatives were implemented in the area of quality of life, work-life balance and co-accountability, such as courses and talks aimed at providing self-care and time management tools to promote better balance in daily life.

In the context of the "Program for the Promotion of Fundamental Rights and Prevention of Labor and Sexual Harassment" to strengthen the management priority of fair treatment, respect and promotion of Human Rights, the course "Fundamental Rights and Prevention of Labor and Sexual Harassment" was completed and passed by more than 1,600 Banco de Chile managers. The objective of the course is to raise awareness about the responsibility of maintaining a positive and respectful work environment within work teams, providing tools to create spaces that are free of harassment, sexual harassment and discrimination. Emphasis was placed on the relationship between fundamental rights and human rights, and Banco de Chile's adherence to the principles contained in the United Nations Declaration was explicitly stated.

This initiative was recognized at the Conecta Awards organized by the Global Compact Chile in the Human Rights Category.

188

GRI

406-1

NCG 461

2.1

5.4.1

5.5

Occupational Health and Safety

Sustainable Development Goals



3: Good Health and Well-being



5: Gender Equality



8: Decent Work and Economic Growth



10: Reduced Inequalities



17: Partnership for the Goals

Banco de Chile's Occupational Health and Safety Department (OHS) has promoted and expanded several initiatives focused on employee health, complying with all legal and internal regulations in force on this matter. The implementation and supervision of the Occupational Safety and Health Management System (OSHMS) allows for constant monitoring of compliance with the five objectives for complying with the legal requirements, thus safeguarding the occupational health and safety of all employees.

Implementation of this management system arises from Banco de Chile's commitment to providing safe and healthy workplaces in accordance with current national legal regulations (Law 16.744, Supreme Decree 594, Decree No. 40) and international regulations related to these matters (ISO 45001 - 45003).

In 2024, the Occupational Safety and Health Department will establish a work program to initiate a certification process for the Internal Management System, which was designed based on the aforementioned international standards. Additionally, with the support of our administrative body for Law 16,744, we will begin a process of accreditation through certification under the Competitive Enterprise Program (PEC).

This will begin the first stage of the process of complying with ISO 45001 and 45003 at Banco de Chile, and subsequent certification.

< 189 >

GRI
403-1



Occupational Health and Safety

Occupational Health and Safety Indicators

In accordance with the provisions of Supreme Decree No. 110/1968 of the Ministry of Labor and Social Welfare, the financial sector is assigned an additional contribution for presumptive risk of 0.0%. According to Supreme Decree 67 and the information presented above, Banco de Chile's current additional contribution is 0.93%.

During 2023, there was a decrease in the frequency of work-related incidents, as shown in the following table:

	2020	2021	2022	2023
Accident rate	0.39%	0.37%	0.40%	0.30%
Incident rate	8.13%	13.44%	6.65%	13.27%
Occupational illness rate	0.03%	0.11%	0.04%	0.05%
Severity index	25.42	26.71	19.59	42.89
Frequency index	1.54	1.47	1.58	1.19
Total days lost to work-related accidents	708	71	521	1156
Days lost to professional illness	191	708	181	263
Fatalities	-	-	-	-

(I) Accident rate: the number of lost-time accidents per 100 employees.
(II) Incident rate: the number of days lost per 100 employees.
(III) Frequency index: the number of work-related accidents per million hours worked.
(IV) Severity index: the number of days lost per million hours worked.

GRI

403-4

403-9

403-10

NCG 461

5.6

Joint Committees on Hygiene and Safety

The Joint Committee on Health and Safety (CPHS) was established by Banco de Chile as a collaborative technical entity between the corporation and its employees. Its purpose is to identify and evaluate the potential risks of work-related accidents and diseases. In 2023, the Occupational Safety and Health Department, in collaboration with Mutual de Seguridad C.Ch.C., the entity that manages our insurance under Law 16.744, facilitated the work of 61 committees, with a total of 650 employees actively participating.



In order to standardize team management nationwide, a leveling program was designed in 2023 to ensure regulatory compliance, providing added value through different standardized tools. In addition, the following training sessions were held:

- Risk prevention training
- Identification of hazards and risk assessment
- Accident investigation
- Handling of fire extinguishers

Main occupational safety milestones in 2023

Prevention
- 100% implementation of O.A.L. Mutual de Seguridad collaboration agreement.
- 100% implementation of the OHS Plan and Program (Planned).
- New incident investigation model through online management using Microsoft 365 applications.
- Standardization of incident causality through ANSI international typology.
- Reinforcement of operational controls according to type of risk (instructions, training, etc.).

KPI
- Accident rate: 0.30% (0.10% lower than 2022).
- 241 ITARQ (+127% vs. 2022).
- 513 Ergonomic Self-Assessments (April-December).
- 23 coordinated visits (based on these two types of evaluations, performance improved by 154% vs. 2022).
- 31 inclusion assessments (+7% vs. 2022).
- 40 in-person technical specialty advising sessions (+300% vs. 2022).
- 277 DS 594 on-site locations (lighting, air quality and critical equipment, 94%).

Legal Compliance
- Automation of Banco de Chile's legal compliance monitoring through Microsoft 365 applications.
- Banco de Chile RIOHS updating.
- ODI updating.
- 100% compliance with the Psychosocial Protocol (81% participation).
- 100% compliance with the Defibrillator Law (+40% vs. 2022).
- 100% compliance with Safe Telework (1,097 people/ 25% intervened).
- 100% compliance with the TMERT - MMC Pilot.

KPI
- 51.7% CPHS management.
- 83% Teleoperators Regulation (+83%/ 645 people).
- 70% PREXOR protocol (+70% vs. 2022).
- 94% Supreme Decree 594 (+50% vs. 2022).
- 11% increase in Banco de Chile's legal compliance vs. 2022.
- Potential fines associated with possible audits decreased by 76%.
- 27 audits (-52% vs. 2022).

Risk Management
- Monitoring of 100% adherence to current operational controls.
- Action plan monitoring platform.
- Automation of research and job evaluations. (R)
- Specific Risk Instructions. (P)
- Automation of Inspections and Observations. (P)
- Legal and Educational Training.
- RIOHS Critical Risks Chart.

KPI
- A methodology was implemented in all processes, identifying 2,781 pure risks.
- Low Risk: RP 2001 (+14%) - RR 2278.
- Medium Risk: RP 229 (+120%) - RR 503.
- Critical Risk: RP 551 (-100%) - RR 0.
- 100% reduction of Critical Risks through implementation of 2022 and 2023 Operational Controls.
- The most recurrent occupational hazards are: falls and blows.
- Public transport travel incidents and falls.

Emergency Management
- The new SENAPRED regulations were approved.
- The 2023 Emergency Plan was updated.
- The list of members of the Emergency Committee and their specialization were updated.
- An annual nationwide drill was carried out.
- Training (AED-CPR-CoE Operations).
- Evacuation chair pilot.
- 98% participation in SENAPRED drills.

KPI
- 93.8% POE update.
- 84% CoE update.
- 85.2% national simulation coverage.
- Review of 100% of the emergency equipment as a result of the revision of SD 594.
- 100% AED installation.
- 97% SEREMI enrolled DEAS
- 98% of locations with AED trained personnel.

Contractor Management
- Ongoing advising on the implementation of the internal contractor management procedure.
- Bank managers ensured compliance with regulatory requirements of reported companies and delivery of E.C. Regulations.
- Establishment of a working group for the new contractor model (Cybersecurity, People and Organization, Physical Security, Administration, etc.).
- Adaptation of the Banco de Chile management model to the Digital Zygth platform.

KPI
- Survey of 100% of contractor companies with a Banco de Chile contract.
- 257 contractors and subcontractors identified.
- 170 contractor companies are in the process of preparing for accreditation under the new management model.



‹ 191 ›

GRI
403-5

Occupational Health and Safety



CHALLENGES 2024

Prevention
- Maintaining statistical indicators on accidents and accident rates.
- Monitoring 100% compliance with action plans deployed as a result of incident investigations.
- PEC Certification Audit.
- Launch of ISO 45001-45003 implementation process.
- Mental Labor Wellbeing Certification Audit.
- Protected brain space certification.
- Add value and expand the construction of inter-divisional coordination instances on inclusion, non-discrimination and respect for diversity.

Legal Compliance
- CPHS Leveling Program.
- CPHS Mutual Certification Audit.
- Implementation of Comprehensive Safety Protocol.
- National alignment of the TMERT - MMC Pilot.
- Ongoing monitoring through Banco de Chile digital tools for legal compliance.

Risk Management
- Monitoring and follow-up intervention plan for critical areas, design of preventive criticality panel.
- Design of new digital operational controls.
- Implementation of the Zygth Platform incident module.
- Mental Labor Wellbeing Model (Mental Health).
- Specific risk campaigns:
  - Safe travel
  - Roadway safety

Emergency Management
- Implementing a comprehensive updating process with 100% coverage of the locations.
- Implementation of first stage evacuation chairs.
- SEREMI DEA Registration.
- Strengthening the role of the CoE in administrative areas.
- Covering 100% of Banco de Chile locations through emergency management.
- Keeping OHS assets updated through Zygth platform.

Contractor Management
- Implementation of the contractor tracking and management platform (Zygth).
- Implementation, follow-up and continuous improvement of the new contractor management model.
- Change management in the implementation of the new model.

5

ENVIRONMENT







Banco de Chile | 130 años

Blue Commitment for Chile

Sustainable Development Goals



11: Sustainable Cities and Communities



13: Climate Action



15: Life on Land



17: Partnerships for the Goals

‹ 194 ›

NCG 461

8.1.3



Banco de Chile prioritizes sustainable development and responsible environmental management, recognizing the crucial role that financial institutions play in the economic system. During 2023, the environmental management strategy was aligned with the Environmental Sustainability Policy under the Corporate Affairs and Sustainable Development departments. The policy is applied throughout the bank via the Sustainability Committee, an entity chaired by the CEO with representatives from various areas in which projects are presented at a strategic level. Employees play an essential role in achieving environmental objectives, as they act as agents of cultural change, promoting environmental awareness within and beyond the bank.

This policy charges some areas of the bank with minimizing environmental impact, including eco-efficiency at the corporate level; waste reduction and the promotion of recycling; sustainable finance, which includes the evaluation of Environmental, Social and Governance (ESG) factors; and operational efficiency, which is achieved through a profound and ongoing transformation process.

In 2023, Banco de Chile reaffirmed its commitment to the country and to caring for the planet by implementing the Blue Commitment for Chile program for the second consecutive year. The initiative is the corporation's roadmap for addressing environmental issues and combating climate change. It has allowed us to take effective measures to reduce our carbon footprint, promote corporate recycling, further develop sustainable finance and make a positive contribution to people, the community and the environment.



"BLUE COMMITMENT FOR CHILE" PROGRAM



The "Blue Commitment for Chile" program was strengthened in 2023. This initiative allows Banco de Chile to reaffirm its commitment to environmental stewardship through the provision of products and services for individuals and SMEs. The program aims to promote electric mobility, encourage the use of clean energy, support SMEs and invest in eco-friendly funds through Banchile Inversiones and BlackRock ESG.



Blue Crew

"Blue Crew" (*Cuadrilla Azul*) is the corporate volunteer program that invites all bank employees to take an active and leading role in caring for the environment through training programs and spaces for environmental awareness.

Following the devastating forest fires that affected south-central Chile in early 2023, Banco de Chile partnered with the Reforestemos Foundation on a corporate volunteer work initiative. Its focus was urban tree planting in communities in the regions of Ñuble and Biobío that were impacted by this emergency.

The first stage was carried out in the Biobío Region and consisted of planting 100 native trees (maitén, maqui and quillay) in four sectors of the municipality of Tomé. The trees will make it possible to capture more than 35 metric tons of carbon dioxide (CO_2) over the course of their life cycle. The Blue Crew also planted one hundred native trees in the San Juan square area of the municipality of Santa Juana.

The third stage was carried out in the Ñuble Region and consisted of planting one thousand native trees in the municipality of San Carlos. The species planted were maqui, peumo, quillay, litre, mayu and maitén, which will capture more than 330 metric tons of CO_2 during their life cycle.

The three reforestation projects were carried out by a total of 70 Banco de Chile employee volunteers. Their efforts will support the ecological restoration processes of an area of between 6,000 and 8,000 square meters once the trees are in the adult stage.

The last stage of this program financed by Banco de Chile consisted of intervening the perimeter areas of Nonguén National Park in the Biobío Region. The work was carried out by a team of professionals from the Reforestemos Foundation in conjunction with the National Forestry Corporation (Conaf), and will contribute to the reduction of combustible vegetation on five hectares around the perimeter of the park, and to the control of exotic species that could catalyze the spread of possible fires.

Banco de Chile shares information about these actions and others related to its commitment to Chile through its internal information portals, public website, customer newsletter, social media and press outreach.



Blue Commitment for Chile



Credit Card Recycling

Banco de Chile and the sustainable construction company Green Bricks, winner of the fifth edition of the National Entrepreneurial Challenge Contest, set up an inclusive space made of PVC obtained through "upcycling" technology. It was developed by Green Bricks to turn credit cards (including their magnetic strip) into construction materials.

This initiative has given a second life to more than 10 thousand of the bank's unused credit and debit cards, thus preventing them from ending up in a landfill. The project complies with Chilean construction, cladding and outdoor furniture standards, and is located inside the Chile-Spain Special Education School in Concepción, a facility that serves at-risk children and young people with disabilities.

The project involved installing tactile floor tiles and special railings for the visually impaired in the school playgrounds. In addition, smooth pavers were placed to facilitate wheelchair access.

Training for Bank Teams

In 2023, the following training courses were held to provide new tools and reinforce knowledge within the organization in the area of sustainability and environmental stewardship:

- 12-hour course on Sustainable Finance and ESG delivered by Global Management Solutions with participants from various areas of the corporation and Banco de Chile's senior management.
- Proper recycling management course given by Kyklos for members of the commercial, administration and janitorial areas. Four talks were given.
- New integrated reporting and internal control over ESG data course presented by PWC. This six-hour course was designed for employees from the areas of Risk and the Corporate Affairs and Sustainable Development Department.
- Talk on Regulatory Trends and Sustainability presented by Global Management Solutions and attended by people from different areas of the corporation.
- 15-hour seminar on Sustainability Strategies and ESG delivered by Seminarium for key people in the corporation.
- Introduction to the REP Law offered by Proyecta-E. The course lasted for three hours and was attended by employees from the Taxation, Leasing, Marketing, Purchasing, Corporate Affairs and Subsidiaries areas.



Operational Eco-efficiency

In the context of the Environmental Sustainability Policy, Banco de Chile has established areas of intervention to minimize the effect of its operations in terms of energy and emissions, paper and water consumption, and waste generation and recycling.

The Administration and the Corporate Affairs and Sustainable Development departments are responsible for coordinating with the different areas of the bank on diagnostic processes, indicators, projects, goals, and the management of the corresponding impacts.

Several projects to make the bank's recreational center sustainable were designed in 2023. During 2024, the landscaping and irrigation program will be implemented in an effort to redesign the space with low-water landscaping.

This allowed the bank to comply with its environmental obligations and prevented environmental cases or legal proceedings in 2023.

Operational Eco-Efficiency KPIs and Targets

Topic	Indicator	Unit	KPI		Target	
			2022	2023	2022	2023
Energy	Total energy consumption[(*)]	GWh	32.6	32.6	34.3	33.0
Climate Change	Direct GHG emissions (scope 1)	tCO_2e	1,640	4,016[(**)]	923	1,373
Climate Change	Indirect GHG emissions (scope 2)	tCO_2e	0	0	-	0
Waste	Waste to landfill from buildings	t	961	1,002	-	-
Water	Total water consumption	thousands of m^3	224	259	258	227
Paper	Paper consumption	t	258	288	263	-

(*)   Total energy consumption: fossil fuels + certified 100% renewable electricity.
–   No target.
(**) Beginning in 2023, the information of a leased corporate building is included.

Energy and Emissions

Banco de Chile is committed to reducing its CO_2 emissions in line with the United Nations' goal of keeping global warming below 1.5°C. Since 2021, the corporation has signed PPAs (power purchase agreements) that guarantee the purchase of clean energy from the PFV Quillagua solar plant and the Mampil hydroelectric plant, backed by Renewable Energy Certificates (I-REC).

In 2023, 100% of the electricity consumed by the entity came from renewable energies backed by Renewable Energy Certificates (I-RECs): 26.8 GWh from the Mampil hydroelectric plant and 2.9



GWh from the Quillagua solar plant. The figure below details energy consumption within the organization and throughout the value chain.

197

GRI
2-27

NCG 461
8.1.3

Blue Commitment for Chile



Internal Energy Consumption and Intensity



Value Chain Energy Consumption

GRI

302-1

302-2

302-3

302-4

The bank's carbon footprint is measured and verified annually and is a key indicator of people's daily impact on climate change. According to 2023 data, Banco de Chile's most significant emissions come from customer transportation (58%) and employee commutes (19%). Thus, opportunities for improvement are linked to implementing a customer digitalization strategy that reduces travel and to optimizing energy use by the corporation and its suppliers, in addition to incorporating renewable energy sources.

Banco de Chile reduced its carbon impact by 52% between 2019 and 2023 based on the three scopes that companies must measure. When analyzing the sources that are under its control (Scope 1 and 2 market method), a 75% decrease was recorded during that period. This was mainly due to the purchase of 100% renewable energy.



Carbon Footprint (Market Method)
Greenhouse gas (GHG) emissions inventory

35 **ktCO$_2$e** Banco de Chile in 2023



4 ktCO$_2$e	**0** ktCO$_2$e	**2** ktCO$_2$e	**20** ktCO$_2$e	**7** ktCO$_2$e	**2** ktCO$_2$e
Fuel and refrigerant gases	**Electricity**	**Supplies and contracted services**	**Customer access to the bank**	**Face-to-face and remote work by employees**	**Other**
SCOPE **1**	SCOPE **2**	SCOPE **3**	SCOPE **3**	SCOPE **3**	SCOPE **3**

Source	%CO$_2$e
Diesel generator	
24kl	**2**%
Company diesel vehicle	
246kl	**17**%
Company gasoline vehicle	
7kl	**0**%
Refrigerant gases	
1,649kg	**81**%

12%

Source	GWh	%CO$_2$e
Average grid		
	0	**N/A**
100% renewable		
	30	**No GHG**
Solar panels		
	0	**No GHG**

0%

Source	%CO$_2$e
Datacenter service	
	0%
Armored transportation services	
	69%
Courier transportation services	
	9%
Other (paper, water, cards)	
	22%

5%

Source	% use	%CO$_2$e
Private vehicle		
	26% use	**79**%
Public transport		
	32% use	**13**%
Bicycle and on foot		
	41% use	**0**%
Island ATMs + web access		
		8%

58%

Source	% use	%CO$_2$e
Private trips alone		
	21% use	**49**%
Private shared trips		
	19% use	**15**%
Public transport		
	51% use	**34**%
Bicycle and on foot		
	9% use	**0**%
Remote work		
		2%

19%

Source	%CO$_2$e
Business trips	
	53%
Fuel manufacturing A1	
	9%
Waste and recycling	
	39%

6%

Source: Proyectae.
Note: There may be differences in the final figure due to rounding of decimals. Scope 2 emissions have been reported using the market method. Emissions from Category 15 (financing and investments) are excluded. This diagram should be reviewed in conjunction with the report.

The information comes from different internal bank systems and contact with suppliers. GHG emissions were obtained by multiplying activity data by documented emission factors based on GHG Protocol guidelines using an operational control approach. Emissions of CO_2, CH_4, N_2O, SF_6, NF_3, HFCs and PFCs are considered. Global warming potentials from the IPCC's Sixth Assessment Report (AR6) are used for direct emissions; and factors published directly by DEFRA/Ministry of Energy for indirect emissions.

GRI
305-1
305-2
305-3
305-4
305-5

By purchasing 100% renewable electricity, the company prevented the generation of 8,810 tCO$_2$

Blue Commitment for Chile

Carbon Footprint and Emissions Intensity
(Market Method)



The Ministry of the Environment's carbon management program HuellaChile awarded Banco de Chile the Quantification and Reduction Seal in 2022. The program chose the bank because of its work on greenhouse gas emissions.

GRI

301-1

305-1

305-2

305-3

305-4

305-5



- Earning the Huella Chile Quantification Seal for 2022.
- In 2023, we continued to replace bulbs with LED lights, bringing the total number of units to 21,185.
- 100% of electricity consumption comes from renewable sources, based on certificates and power purchase agreements.

Paper Consumption

One of the bank's main inputs is paper. Reductions in its use are the result of the decision to prioritize digitalization, operational efficiency and sustainability. In essence, the corporation is going paperless.

Several initiatives have been developed to minimize the use of this resource, including digitalizing formal documentation for customers.

Paper Consumption





Banco de Chile reduced its paper consumption by 41% between 2019 and 2023, avoiding the purchase of 203 metric tons of this material. All of the paper used is certified as renewably produced by FSC or PEFC.

Waste and Recycling

Banco de Chile manages its waste through an inclusive recycling system implemented as part of a triple-impact project developed in collaboration with Kyklos, a B corporation dedicated to environmental culture.

In 2023, the bank implemented a corporate recycling network in all of its branches in Chile. The data obtained are incorporated into a computer system to generate a digital report that guarantees traceability and transparency. The system prepares monthly declarations in the National Waste Declaration System (SINADER) in collaboration with local certified companies.

The project is implemented in collaboration with freelance recyclers, who collect, sort, recover, transform and reuse waste. They are also supported through the process of formalizing their work situation. In this way, a social and environmental impact is achieved in the different regions and communities where this network, co-created by Kyklos and Banco de Chile, operates. The corporation's employees actively participate, including workers from different areas and cleaning staff.





Waste by Destination

Waste generated (t)

Year	2018	2019	2020	2021	2022	2023
	154	115 / 115	61	88	59	96
	587	592	592	607	604	511
	1,265	1,320	802	905	961	1,002

- Non-hazardous to recycling >Paper and cardboard
- Non-hazardous to recycling >Electronic waste
- Non-hazardous to recycling >Miscellaneous office waste
- Hazardous directed to disposal >Batteries
- Non-hazardous to landfill >Branches (estimated)
- Non-hazardous to landfill >Paper and cardboard

The corporate buildings in Santiago and Concepción maintain direct records. For the branch network, waste generation is estimated based on the number of people. The value is supported by certificates delivered by suppliers.

Thanks to these efforts, 211 metric tons of material were recovered. This waste was sorted by the Kyklos recovery team, which set up the country's first Inclusive Recycling Center, where people with cognitive disabilities work to collect, sort and recover recyclable waste.

The bank also replaced employee badges with cards made of recycled PVC/PET material, which are just as durable as traditional materials and allow the bank to care for and respect the environment.

⟨ 201 ⟩

GRI
306-2
306-3
306-4
306-5

Blue Commitment for Chile



Since late 2022, new employees have received welcome kits that include a backpack made from recycled PET bottle fabric and a cell phone charger made from wheat fibers in a recyclable box. During 2023, 851 backpacks were handed out, equivalent to 21,275 recycled plastic bottles.

202

GRI

303-3

Water Consumption

In 2023, the bank consumed 259 thousand m³ of water. This amount includes recreation centers. Water consumption was 8% lower than in 2019. Although the bank's operations do not have a significant impact on water use compared to other industries, the efficient management of this resource is part of the national commitment that the corporation is part of, which is managed by the Administration Area.





Water Consumption

Year	Water consumption (Thousands of m³)	Consumption intensity (m³/m²)
2018	291	0.90
2019	272	0.85
2020	252	0.80
2021	257	0.89
2022	224	0.77
2023	259	0.88

● Water consumption (Thousands of m³) ▬ Consumption intensity (m³/m²)

Only one recreation center consumes well water; no consumption records are available. Water in offices and branches is mainly used for sanitation purposes. The bank discharges its water to the country's public/private sewage systems in accordance with regulations.

Sustainable Finance

Sustainable Development Goals



10: Reduced Inequalities



13: Climate Action



SUSTAINABLE FINANCE AWARD

Banco de Chile was awarded first place in Chile in the ALAS20 Ranking Award in the category of Leading Company in Sustainability. This accolade highlights the institution's efforts to promote sustainability in the financial sector by implementing policies and practices that contribute to climate change mitigation and financial inclusion. The bank has made significant progress in reducing its environmental footprint and in supporting entrepreneurs and financial education programs, strengthening its position as a leader in sustainable finance in the country.

Banco de Chile is building a sustainability culture by gradually integrating Environmental, Social and Governance (ESG) principles into the internal policies, mechanisms and processes of its different business units and subsidiaries. As part of this strategy, it is working to continuously improve how it allocates resources and incorporates socio-environmental criteria into risk assessments designed to fund development projects.

In 2023, Banco de Chile issued the first two ESG bonds under the Sustainable Finance Framework (ESG Framework), for a total of ~US$85 million, to promote gender equality (see the Community chapter for more information).

In addition to the above, in the past three years, Banchile Citi has participated in the issuance of 28 international bonds totaling more than US$30 billion, including 20 ESG bonds, some of which were made by the Chilean Treasury for more than US$23 billion. Additionally, in the local market, the bank advised Enaex on the issuance of a local bond for UF2,500,000. This was the first placement of a sustainability-linked bond in Chile by a corporate issuer.

203

SASB

FN-CB-410a.2

ESG Risk Measurement Integration

The Wholesale Credit Risk and the Retail Credit Risk and Global Risk Control divisions are responsible for identifying and managing the corporation's main risks, optimizing the risk-return ratio, ensuring operational continuity and generating a robust corporate culture in this area. Their responsibilities also include the integration of Environmental, Social and Governance (ESG) risks into the business strategy.

The work in this line is based on the credit policies of the respective business segments, especially financing requests that have a greater exposure to environmental and/or social risks, in accordance with Banco de Chile's Sustainability Policy.

A variety of information is gathered to assess these risks, including ESG ratings and information provided by the customer or using a questionnaire for gathering information for the analysis of the projects and ensuring the sustainability and corporate reputation of the Organization.

Sustainable Finance

Also in 2023, the bank developed and introduced heat maps at the sector and regional levels. These devices will provide a general overview of the portfolio and allow the entity to make progress in identifying and managing the associated risks.

In the same vein, the corporation conducted a series of training sessions on ESG, sustainable finance, regulatory trends, and internal control in order to increase the knowledge base of employees in the areas that require it in compliance with General Rule No. 461 of the Financial Market Commission (CMF).

As part of its commitment to environmental stewardship and in an effort to continuously improve the assessment and management of climate change risks, the bank is working to develop a taxonomy that identifies the criteria for determining activities that may be considered environmentally and/or socially sustainable and to comply with the legal and regulatory requirements that may be established in this regard.



Retail and SME Banking

Banco de Chile's Blue Commitment for Chile allows us to offer customers benefits such as discounts on the purchase of electric vehicles, solar panels, efficient heating systems and other products that reduce the generation of greenhouse gas emissions. The initiative also includes an investment fund with an environmental focus, insurance and support for SMEs that contribute to the country's sustainable development. With this in mind, the main areas related to this commitment continued to center on fostering environmental awareness and care and the promotion of sustainable product ventures. Some of these products include:

- Commercial and consumer loans with preferential rates
- Leases with preferential rates and discounts with suppliers in alliances
- Interest-free installments for credit card purchases
- Discounts on credit or debit card purchases at sustainable retailers
- Insurance
- Investments

In addition, 7,955 eco-friendly welcome kits were given to new customers in 2023 as part of the Blue Commitment for Chile program. These contained compostable bags that reduce paper printing by 15 metric tons. In addition, all new Banco de Chile credit and debit cards for customers were made with 100% recycled material, which meant a 36% reduction in CO_2 emissions and a 75% reduction in water used.

Corporate Banking

During 2023, syndicated financing was structured and implemented for the Red Maule public works concession project, which includes replacing three medium complexity hospitals in the Maule Region for the municipalities of Cauquenes, Constitución and Parral.

- The Cauquenes Hospital will have 136 beds and will benefit 59,000 people.
- The Constitución Hospital will have 111 beds and will benefit 57,000 people.
- The Parral Hospital will have 121 beds and will benefit 58,000 people, especially in highly rural areas.

The long-term financing totaled UF7,678,000, and was closed in November 2023. This syndicated financing was structured by Banco de Chile, which committed 100% of the resources required. Banco Estado, Banco Internacional and Banco BICE were subsequently invited to participate (Banco de Chile now holds 43.4% of the long-term segments.)

In the same vein, Michelin Specialty Materials Recovery Spa (Chile) secured a Ch$2.4 billion blue loan to finance a tire recycling plant for its Michelin subsidiary.

In addition, this year we continued to finance social housing. During 2023, 18 projects were approved under Supreme Decree No. 19 for a total of UF 5,126,129.

Banchile AGF

Banchile AGF has a strong focus on responsible investments, integrating environmental, social and governance factors in the investment process. It was one of the first companies in the industry in Chile to adhere to the Principles for Responsible Investment (PRI), which it did in 2019.

ESG criteria are being progressively integrated into the analysis and investment process for the different assets under management (AUM) of Banchile AGF as a way of managing risks and identifying opportunities.

The initiatives carried out in 2023 included training by an expert in corporate governance, ethics, compliance and ESG for AGF's Investment team. The course included one module on ESG considerations in the investment process.

In addition, this year, as part of our commitment to responsible investing, we moved forward with the creation of a proprietary analysis tool for fixed-income funds. This allows us to integrate ESG factors into the investment process for corporate fixed income and bank issuers.

In terms of community relations focused on the Contribution to Environmental Care, Banchile AGF led the program for the creation of green spaces at the Cristo Joven Foundation, planting trees on the grounds of its preschool.

In addition, in an effort to address the challenge of reducing waste, recycling activities were organized at the entity's Huérfanos and Agustinas offices.

205

Banchile Corredores de Seguros

Banchile Corredores de Seguros worked with the Reforestemos Foundation on an environmental action for the fourth consecutive year. On this occasion, the campaign "100% Digital Insurance for Greener Plazas" (*Un seguro 100% digital por plazas más verdes*) benefited approximately 480,000 people. Its focus is to increase urban tree planting in plazas and parks in five municipalities in northern, central and southern Chile. A total of 620 native trees were planted. In addition, 170 local volunteers from the company supported the activity in Puente Alto and Hualpén.



Mejorar tu calidad de vida es nuestro compromiso
Un seguro 100% digital
Por Plazas Más Verdes
Banco de Chile
Banchile Corredores de Seguros
CHUBB
Obtén tu Seguro 100% Digital
y estarás apoyando a la plantación de árboles nativos en distintas plazas de Chile y así contribuir con el déficit de áreas verdes de la ciudad.(1)
Contrata tu Seguro en
App Mi seguro
bancochile.cl

6



COMMUNITY





Banco de Chile | 130 años

Sustainability Strategy Actions

Banco de Chile's Sustainability Strategy is based on ESG criteria and complies with the United Nations (UN) Sustainable Development Goals (SDG)

Sustainable Development Goal	Objective	Banco de Chile's implementation of its community engagement strategy for 2023
3: Good Health and Well-being	Ensure healthy lives and promote wellbeing for all ages.	Annual campaign developed by Banco Edwards, part of Corporación Banco de Chile, to promote self-care and early detection of breast cancer.
4: Quality Education	Ensure inclusive and equitable high quality education and promote lifelong learning opportunities for all.	The Education for Chile Program supports education through various initiatives for students, women, people with disabilities, the elderly, entrepreneurs and migrants, among others. The VT Commitment is aimed at improving training and providing new job opportunities for students from vo-tech high schools.
5: Gender Equality	Achieve gender equality and empower all women and girls.	The Women Who Inspire Program (*Mujeres que Inspiran*) makes visible and empowers the role of women micro entrepreneurs and leaders of community organizations through initiatives that include training, mentoring and support from employee volunteers, in addition to an economic contribution.
8: Decent Work and Economic Growth	Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all.	Promotion and inclusion of people with disabilities through actions that include ongoing support for the Teletón Foundation, inclusion working groups and support for Paralympic athletes.
10: Reduced Inequalities	Reduce inequality within and among countries.	Persons with Disabilities Inclusion Program. Education for Chile Program: VT Commitment, Count on Chile, Coop Program and Women Who Inspire. Strategic alliance with the Teletón Foundation. Strategic alliance with the Desafío Levantemos Chile Foundation and its contribution to the development and inclusion of the most vulnerable sectors of society.
11: Sustainable Cities and Communities	Make cities and human settlements inclusive, safe, resilient and sustainable.	Emergency assistance for cities or communities facing disasters such as forest fires and floods. Routes for Chile program and promotion of tourism and local development.
13: Climate Action	Adopt urgent measures to combat climate change and its effects (taking note of the agreements reached in the forum of the United Nations Framework Convention on Climate Change).	Volunteer initiatives primarily designed to contribute to and raise awareness of the need for environmental stewardship. Support for sustainable entrepreneurs by financing projects that contribute to efforts to care for the environment.
15: Life on Land	Sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss.	Blue Commitment to Chile, a program encompassing all of the bank's measures and actions to protect the country and the planet. Blue Crew, in partnership with the Reforestemos Foundation to promote the planting of native trees nationwide.
17: Partnerships for the Goals	Strengthen implementation methods and revitalize the global partnership for sustainable development.	Encourage the formation of effective, sustainable and impactful partnerships with various social organizations and public and private agencies that jointly address the challenges posed by community engagement programs. These include: Meaningful Christmas, competitive funds and training scholarships.

207

Committed to Chile's Development

Since its founding 130 years ago, Banco de Chile has been committed to the development of the country, its people and companies through innovative initiatives that create value and contribute to building a more inclusive society with greater opportunities for all.

This goal is materialized through projects focused on promoting inclusion, financial education and wellbeing, entrepreneurship, contributions to efforts to protect the environment, and responses to emergencies.

NEW COMMUNITY ENGAGEMENT POLICY

In 2023, the bank approved a new Community Engagement Policy designed to outline principles and guidelines related to ensuring that the corporation makes a real and effective contribution to corporate management and community engagement. It has established principles and priorities for the coming years to enhance our connection to the community through employee-led strategic alliances and volunteer programs for developing social projects.

The bank promoted several corporate volunteer actions this year. It also strengthened strategic partnerships with foundations, universities and organizations aligned with the pillars of sustainability with a strong focus on local relevance.

"COMMITMENT TO CHILE" RECOGNITION



Banco de Chile awarded the "2023 Commitment to Chile" (Compromiso País) prize to Mario Kreutzberger for his successful career in the field of communications and his longstanding contributions to the country in the inclusion of people with disabilities and for promoting aid campaigns in response to catastrophes that have affected Chile. The Commitment to Chile program honors outstanding representatives from various fields whose contribution and commitment to Chile deserve recognition and who are an example for new generations.



Community Investment

Banco de Chile's community investment

Community investment	
Contribution	Ch$1,763,130,692
Community investment	Ch$5,583,268,760
Total community investment	Ch$7,346,399,452

Note: Includes tax-exempt and non-tax-exempt donations, sponsorships, SENCE tax credits in the form of mandated and pre-contract scholarships and other activities developed to promote the Commitment to Chile and its people.

Ch$7,346,399,452

total social investment

50

Banco de Chile Financial Education Program volunteers

‹ 209 ›

8,425

volunteers

216

community engagement activities

159,296 volunteer hours equivalent to

19,912 working days

121,081

total beneficiaries

5,404

benefited from the Financial Education Program (customers and non-customers)



Community Engagement

Sustainable Development Goals



1: No Poverty



3: Good Health and Well-being



5: Gender Equality



10: Reduced Inequalities



11: Sustainable Cities and Communities



13: Climate Action



15: Life on Land



17: Partnership for the Goals

210

The foundation of the new Community Engagement Policy is the commitment of the more than eight thousand "Banco de Chile Volunteers" who are proud to be part of the corporation and actively cultivate ties with the community and collaboration among the organization's teams. These initiatives are carried out through Corporate Volunteer Days, Competitive Grants to promote the creation of partnerships, and solidarity projects generated with different community organizations.

Nationwide Volunteering Figures	2023 Data
No. of direct beneficiaries	121,081
No. of volunteers and percentage increase/decrease compared to 2022	3% fewer volunteers than in the previous year (242)
No. of volunteer hours and equivalence in working days	159,296 hours equivalent to 19,912 working days
No. of activities developed	216
Percentage of activities carried out in the Metropolitan Region and other regions	47% in MR and 53% in other regions

A Meaningful Christmas

Through this initiative, groups of employee volunteers create special experiences for people with disabilities, the elderly, migrants or at-risk children and youth. In its sixth year, it mobilized more than 1,350 volunteers who supported nearly 10,000 people from 110 entities throughout the country, including special schools, homes for the elderly and foundations.



Blue Crew

The Blue Crew (*Cuadrilla Azul*) is the corporate volunteer program that invites all bank employees to take an active and leading role in caring for the environment. In 2023, a team of volunteers from Banco de Chile partnered with the Reforestemos Foundation to plant native trees in communities in the Ñuble and Biobío regions that were affected by forest fires, benefiting more than 100,000 people.

More information on this initiative can be found in the Environment chapter of this report.

Banco Edwards Contributes to Breast Self-care and Cancer Detection

Breast cancer is the disease with the highest mortality rate among women, killing 33% of those who suffer from it. A new case of breast cancer is detected every three hours in Chile, so it is essential to raise awareness of the importance of early detection and the adoption of self-care habits related to this disease.



As part of Breast Cancer Awareness Month, Banco Edwards and the Chilesincáncer Foundation made a pledge to donate breast prostheses to patients at the Sótero del Río Hospital in Puente Alto every October. Around 40 women benefited from this initiative, which will allow them to rebuild their image, self love and self-esteem. The goal is for all women who receive care in the public health system to have equal opportunities for cancer treatment.

The initiatives developed by Banco Edwards that are related to this cause include the donation of an oncology physical therapy room to the Sótero del Río Hospital in 2019, which began to be used in 2020. Over the past three years, this unit has allowed hospital staff to provide nearly 2,000 sessions related this specialty and has given 17 lectures on the importance of early detection of this disease and new treatments, benefiting more than 900 people.

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Education for Chile

Sustainable Development Goals



1: No Poverty



4: Quality Education



8: Decent Work and Economic Growth



10: Reduced Inequalities



17: Partnership for the Goals

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Banco de Chile is aware that education is a key factor in the country's economic and social development. In order to provide more and better opportunities so people can improve their quality of life through education, the bank promotes initiatives that contribute to access, equity and educational innovation, as well as to enhancing people's financial skills and wellbeing, all as part of the Education for Chile Program. The initiatives for 2023 include:

Count on Chile

Count on Chile (*Cuentas con el Chile*) is an Education for Chile Program initiative focused on contributing to the financial education and wellbeing of communities through various activities such as workshops for students, face-to-face talks and mentoring. It also trains entrepreneurs, micro-entrepreneurs, people with disabilities, migrants and students from many Chilean universities, schools and regions. Some of the most noteworthy initiatives in this area in 2023 were:



Financial Education and Wellbeing	2023 Data
Commitment to financial education	150 older adults
	3,220 students
	49 teachers trained
	38 schools
	50 volunteer mentors
	5,404 beneficiaries of the Financial Education Program (customers and non-customers)
	86 lectures

Financial Education in Schools

Seeks to promote conscious and healthy financial behavior in high school students. Participants learn about financial topics such as savings and responsible consumption through educational modules. They also choose a career path that has a financial profile that includes projected income, savings, debt, retirement and investments. Participants must also face daily life decisions that affect their assets. The program was implemented in 38 schools in 2023.





Banco de Chile Financial Education Mentors

Responsible financial planning and borrowing can improve people's lives, helping them to grow and make their dreams come true. This is why Banco de Chile volunteers include "Financial Education Mentors." This team of 50 employees shares knowledge about financial education and wellbeing with people from all over the country. Through interactive talks based on the National Financial Education Strategy, the bank promotes responsible, informed and secure management of personal finances. A total of 2,734 people participated in this initiative in 2023, including entrepreneurs, micro-entrepreneurs, people with disabilities, migrants and students from diversity universities, schools and regions of the country.

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Financial education	5,404 beneficiaries of the Financial Education Program
Customer education channels (in-person and/or remote)	Banco de Chile educates customers and non-customers alike, as financial education is important for everyone. Financial education initiatives are offered both in-person and virtually using tools such as presentations and web platforms. In addition, areas such as Marketing are committed to using social media to bring issues like cybersecurity to all of our customers and followers.
Differentiated financial education strategies for different demographic groups	The financial education talks offered by mentors include presentations tailored to meet the needs of young people (students), working adults, individuals with hearing and mild intellectual disabilities, older adults, entrepreneurs and micro-entrepreneurs and Creole speakers. Participants have diverse needs and areas of interest, and the materials and volunteer training are adapted to reach them.
Financial education activities delivered by financial advisors and key community organizations	Foundations such as Amanoz, Red Apis and Mi Barrio Financiero have made it possible to tailor the presentations and train volunteers to reach more people with information designed to meet their needs.
Financial education providers	The bank's work with Brattia Spa, Leverage Consultores and Agente Piggy was key for the development and execution of the content that is taken to the community along with the support and advice of those responsible for delivering it, including bank volunteers and school teachers.

Education for Chile



 214

VT Commitment

VT Commitment (*Compromiso TP*) is an initiative of the Education for Chile Program that is developed in partnership with Fundación Chile. Its objective is to promote the work of the country's vo-tech high schools. The first stage focuses on administration and information technology through the integration and curricular strengthening of 16 schools nationwide.

In order to implement new educational techniques, the initiative establishes specific work with the teachers and principals of participating schools. This program also seeks to give students tools to facilitate their insertion into the labor market once they graduate.



INNOVATIVE CLASSROOM GRANTS

To provide tools that promote innovation in the classroom, VT Commitment offers Innovative Classroom Grants to high schools. The goal is to fund projects that strengthen learning in areas like connectivity and networks, telecommunications, programming and administration. Teachers and bank volunteers work together to find innovative solutions that bring the reality of the marketplace into the classroom. Over 60 volunteers were certified as coordinators and mentors in 2023. By the year 2024, 17 high schools will be program partners and we will add the field of accounting to the initiative.



Community Training

In 2023, the corporation offered 92 courses and awarded more than 1,500 scholarships to encourage entrepreneurship, focusing on technical high school students, women, people with disabilities and their families. This initiative was developed using the SENCE Tax Credit in the form of scholarships awarded to 11 social organizations nationwide.

In addition, the bank supports training through partnerships with various specialized organizations such as Coding Dojo, CDI Chile, Laboratoria and Generation Chile. It granted 424 full scholarships for young people and women who want to learn programming and web development.



This initiative is designed to reduce gender inequality among IT professionals in Chile and to remedy the lack of programmers. The program has awarded more than 1,600 scholarships throughout the country since its inception and aims to further contribute to training the kind of professionals that the industry needs.

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Education for Chile

Partnerships with Universities

Working with Universities Nationwide

In order to contribute to Chile's development and the welfare of its employees and society as a whole, Banco de Chile has partnered with several universities to implement innovative programs.

Institution	Program Name	Program Objective
Universidad Adolfo Ibáñez	Transformational Women	The "Transformational Women" program seeks to develop high-potential female employees of the Bank by giving them knowledge and tools to strengthen their capabilities and build their skills.
	Leadership Skills	This program seeks to develop high-potential employees by equipping them with knowledge and tools to strengthen their capabilities and build skills for taking on positions of greater responsibility.
Universidad de Chile School of Economics and Business (*Facultad de Economía y Negocios*, FEN)	ABIF's My Financial Neighborhood	Banco de Chile sits on the My Financial Neighborhood Council, an initiative from the Association of Banks and Financial Institutions (ABIF) to promote and bring financial education closer to the community.
Universidad Nacional Andrés Bello	Financial Literacy Talks, Banco de Chile Mentors	The program's objective is to provide financial education tools to the community. The material is adapted to the target audience (schools, universities, entrepreneurs, senior citizens, migrants, etc.). This initiative encourages informed decision making and positive financial habits, such as saving and responsible spending. The content seeks to address current needs and meet the requirements of the Financial Market Commission (CMF).
Universidad Santa Tomás		
Universidad de la Frontera		
Universidad de Los Lagos		
Universidad de Talca		
Universidad Federico Santa María		
Universidad Católica del Norte		
Universidad Católica de Valparaíso		
Universidad Arturo Prat		
Universidad de Antofagasta		
Universidad de Concepción (Chillán, Los Ángeles and Concepción campuses)	Financial Wellbeing Talk	Deliver key recommendations for financial wellbeing.
Universidad Nacional Andrés Bello		



Institution	Program Name	Program Objective
Universidad del Desarrollo	National University Entrepreneurship Contest (*Impacto Emprendedor*)	This competition is for undergraduate, graduate and postgraduate students and graduates up to two years out of undergraduate programs at Chilean institutions of higher education who have an entrepreneurial project at an early stage. The activity seeks to support and promote projects through methodological tools, mentoring, workshops and financing throughout the process.
	National School Entrepreneurship Contest (*Impacto Emprendedor*)	Targeted toward school teachers and their students from 7th to 12th grade from all over Chile, this contest is designed to promote the development of innovative solutions that impact society by integrating entrepreneurial methodologies for implementation, in addition to building 21st century skills to shape agents of change.
	School Entrepreneurship Mentoring Certification	Aimed at teachers of students in grades 7 through 12 who want to acquire knowledge that will allow them to strengthen the attitudes and skills necessary to train agents of change in their school community. We received 296 applications from 114 schools from all over Chile for the second edition of this program, which was offered in 2023.
	UDD Entrepreneurship Academy	Online program of classes and workshops taught by experts from Universidad del Desarrollo and leading industry professionals. Knowledge is delivered through content capsules that can be used to take a project to the next level. This platform was made available free of charge to the first 200 participants that qualified for the 8th National Entrepreneurial Challenge Competition and to participants in the University and School Entrepreneurship Competitions.
UDD Ventures (Business Accelerator, Universidad del Desarrollo)	Academy of Women Entrepreneurs	This program seeks to transform and accelerate women-led businesses. Some of the topics addressed include: Impact business models; female leadership; finance for non-finance professionals; scaling strategy; e-commerce; public and private capital raising.
	Storytelling and Pitch Workshop	Training program focused on storytelling designed to create effective stories and pitches. It was offered to the finalists in the 2023 National Entrepreneurial Challenge in order to provide them with tools that will allow them to: Design and build a story that connects with the customer and generates value, understand elements of effective communication and apply practical pitch and storytelling tools to improve their story.

Emergency Response Initiatives

Sustainable Development Goals



1: No Poverty



3: Good Health and Well-being



4: Quality Education



10: Reduced Inequalities



11: Sustainable Cities and Communities



13: Climate Action



15: Life on Land



17: Partnership for the Goals

Banco de Chile's commitment to the country includes always being prepared to support those who need it most in emergency situations and natural disasters to which Chile is exposed. This work includes reconstruction initiatives and support for impacted communities.

Bank volunteers were deployed in the regions of Ñuble, Biobío and La Araucanía that were affected by forest fires in 2023. This work strengthened community engagement with local governments and fire departments in the affected areas.

The corporation also joined the "Levantemos Viña" campaign promoted by Desafío Levantemos Chile to help those affected by the forest fires in the Agua Santa - Rodelillo sector in the municipality of Viña del Mar. The bank helped deliver early aid in the form of debris collection kits, water, food, medicines and personal hygiene items.

The corporation also took part in the "Desafío Invierno S.O.S." initiative of Desafío Levantemos Chile in conjunction with communicators, artists, and other companies in the country to raise funds for the more than 900 families affected by the weather that hit central-southern Chile in August 2023. The campaign raised more than Ch$800 million. The bank combined a cash contribution with the work of a team of volunteers in the affected sectors of Villa Los Bronces in the municipality of Coltauco. Our volunteers cleaned more than 60 flooded homes in Coltauco and helped to clear out irrigation channels in Santa Cruz.





Banco de Chile and Desafío Levantemos Chile joined forces to rebuild the Colico Alto School in Santa Juana. It was destroyed by the fires that impacted the southern part of the country in early summer 2023.

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Rebuilding a Rural School in Colico Alto

Banco de Chile and Desafío Levantemos Chile partnered to rebuild a school in rural Colico Alto, part of the municipality of Santa Juana (Biobío Region) that was completely consumed by flames in early February 2023.



As part of its commitment to respond to communities, the corporation provided full funding for the rebuilding of the school and also replaced the furniture, purchased teaching materials and donated IT equipment.



The new school has high construction and accessibility standards and 553 square meters of thermal insulation that will benefit boys and girls in grades pre-K through 6 and the entire school community. The students will start the 2024 school year in the new building.

SMEs and Entrepreneurship

Sustainable Development Goals



1: No Poverty



3: Good Health and Well-being



5: Gender Equality



8: Decent Work and Economic Growth



10: Reduced Inequalities



13: Climate Action



17: Partnership for the Goals

Entrepreneurship plays a key role in Chile's economic growth and in the creation of social value in its communities. For this reason, one of the main focus areas of Banco de Chile's community engagement programs is promoting entrepreneurship in all of its stages, paying special attention to women micro- entrepreneurs. These were the stand-out initiatives of 2023:

SMEs for Chile Program

This comprehensive program is designed to promote entrepreneurship in Chile at all stages, including at an early age. It invites bank customers and non-customers alike to participate, offering benefits, initiatives and tools that allow them to strengthen and amplify the potential of their businesses, facilitating and promoting digitalization, improving management and increasing sales.

The SMEs for Chile Program is offered free of charge. It focuses on micro, small and medium-sized entrepreneurs and is maintained through the support of strategic allies who are experts in different areas of the entrepreneurial ecosystem. Its benefits include financial education courses for SME owners, workshops, personalized consulting, grants, networking events and discounts. In 2023, the program reached more than 120,000 people related to the world of entrepreneurship.

For more information, visit the www.bancochile.cl portal and go to Companies and SMEs - SMEs for Chile Program.



Efficient Financing for SMEs

This initiative is designed to provide a virtual and/or face-to-face masterclass to micro, small and medium-sized companies that delivers information about the different financial instruments available in the banking industry for working capital or investment projects. It is open to both customers and non-customers. More than 3,000 people participated in this workshop in 2023 via different channels. The main topics discussed were:

- Providing recommendations to achieve efficient financing for the company.
- The most suitable financial products for SMEs based on their purpose and terms.
- The advantages of operating with State Guarantees: Fogape Tradicional, Fogape Chile Apoya, Fogain and Cobex.
- How to prepare for a meeting with a bank executive.

National Entrepreneur Challenge Competition

Banco de Chile held the eighth version of the National Entrepreneur Challenge Contest in partnership with Desafío Levantemos Chile. This program seeks to highlight, make visible and promote entrepreneurs who develop sustainable and innovative products or services.

More than 28,000 entrepreneurs registered for this version of the contest, which featured the updated competition categories of Local Challenge and Global Challenge in an effort to recognize individuals who generate positive impacts at the local, national and/or international level.

Twenty finalists (10 per category) have been selected. Half are from the Metropolitan Region and half are from different regions of the country. All registered participants are part of and have benefited from the SMEs for Chile Program. The competition also offers all participants the opportunity to enroll in a full training program that includes workshops and networking activities.

The winners will be announced during the first half of 2024. A total of Ch$100 million in prize money will be distributed.

At the end of this version of the competition, the "Blue Commitment for Chile" award will again be presented to entrepreneurs who are making a positive impact in the social and environmental spheres.


Banco de Chile
EN ACCIÓN CON
Desafío Levantemos Chile
ELEVA TU EMPRENDIMIENTO
AL SIGUIENTE NIVEL
Michelle Schnitzer
BondUP
Ganadora 7° Concurso Desafío Emprendedor
8° CONCURSO NACIONAL
DESAFÍO EMPRENDEDOR
INSCRÍBETE EN BANCOCHILE.CL
HASTA EL 20 DE SEPTIEMBRE
Postula a las categorías Desafío Global o Local y participa por $100.000.000 en premios a repartir.
PROGRAMA PYMES CHILE
Banco de Chile

SMEs and Entrepreneurship



National University Entrepreneurship Contest (*Impacto Emprendedor*)

222

NCG 461

3.1.v

In an effort to continue to promote innovation and entrepreneurship among young people, Banco de Chile and Universidad del Desarrollo (UDD) held the third version of the National University Entrepreneurship Contest (*Impacto Emprendedor*). This year, the initiative attracted 980 undergraduate and graduate students and recent graduates (up to two years) of universities, professional institutes and technical training centers from different regions of the country.

All selected teams participated in a methodological and training process that lasted for two months. Its purpose was to validate their projects and allow them refine and accelerate their prototype so that they could reach the grand finale.

In addition to the cash prizes, the final winners received an implementation kit from UDD to start up their business, which consisted of legal and tax advice for incorporating their company; banking services; e-commerce, intellectual property and foreign trade guidance based on the needs of each winning team; and a free language course provided by Poliglota.

National School Entrepreneurship Contest (*Impacto Emprendedor*)

As part of its commitment to fostering entrepreneurship at an early age, promoting the development of skills required to serve as agents of change and enhancing teamwork, the second version of the National School Entrepreneurship Contest (*Impacto Emprendedor*) was held during 2023. The initiative is directed at all young people in 7th to 12th grade from any school officially recognized by the Ministry of Education. Over 800 students and 150 teachers contributed innovative projects that provide solutions to local or global problems related to one or more of the UN Sustainable Development Goals (SDGs). All of the teams that qualified completed a methodological and training process to prototype and present their venture to a jury of experts.

The winning teams received cash prizes to be used to purchase technology. Each of the winners' schools received a 3D printer and training in its use from Maker Campus UDD. The winning teacher received a full scholarship to attend the online certificate program "Innovation for Integrating Technology into the Teaching-Learning," offered by the Universidad del Desarrollo School of Education.



Women Who Inspire 2023

Women Who Inspire is a comprehensive program that promotes gender equality, education, jobs and the development of local economies by recognizing women who are leaving their mark on their communities through social, economic or environmental projects.



A total of 338 applications were submitted for this year's program from 32 municipalities in 10 regions of the country: Coquimbo, Valparaíso, Metropolitana, O'Higgins, Maule, Biobío, Los Ríos, Los Lagos, Aysén and Magallanes. The participating initiatives reflect the UN Sustainable Development Goals (SDGs), to which Banco de Chile and its subsidiaries adhere.

During this year's program, 40 women who own micro businesses or lead social organizations received mentoring and specialized training from Banco de Chile's volunteer mentors on topics such as accounting and leadership, as well as a financial contribution and a tablet with Internet connection.

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BANCO DE CHILE INNOVATIVE WOMAN AWARD

The corporation held the second version of the Banco de Chile Innovative Woman Award, which seeks to highlight the role of women in innovation and sustainable development.

This year's recipient was announced at the 2023 Avonni Awards ceremony. The winner was María José de la Fuente, a marine biologist with a PhD in Engineering Sciences from Pontificia Universidad Católica de Chile. Dr. De la Fuente is the creator of an innovation model based on the development of regenerative algae cultures. Its purpose is to challenge the salmon and textile industries to refocus their models, promoting the environmental, social and economic regeneration of marine ecosystems.

SUSTAINABLE BOND ISSUANCE: GENDER EQUALITY

NCG 461
3.1.v

In line with the strategic focus Commitment to Chile and its Sustainability Policy and Strategy, during fiscal year 2023 Banco de Chile issued two bonds abroad for a total of ~US$85 million. These were the first bonds issued by the financial institution under its new Sustainable Financing Framework (ESG Framework).

The bonds were placed in Mexico and Japan in local currency equivalent to US$40 million and US$45 million and mature in July 2027 and June 2025, respectively.

The resources raised will be allocated to initiatives to promote the country's sustainable development and inclusive economic growth, specifically to finance women-led enterprises in line with the UN Sustainable Development Goals (SDGs) and Global Compact Chile, principles to which Banco de Chile and its subsidiaries adhere.

Committed to Inclusion

Sustainable Development Goals



1: No Poverty



3: Good Health and Well-being



10: Reduced Inequalities



11: Sustainable Cities and Communities



17: Partnership for the Goals

Banco de Chile is committed to creating conditions of respect, integrity, responsibility and fairness within the organization, aspiring to be the best place to work for all employees.

Likewise, the corporation has made a strong commitment to inclusion. As such, it has been supporting the Teletón for 45 years. In 2023, this commitment was manifested in the volunteer work of more than 7,500 employees.

Challenges such as the promotion of community engagement activities focused on advancing equal opportunities and support for the elderly and people with disabilities will be addressed during the second year of the Inclusion, Non-Discrimination and Respect for Diversity Policy.

The bank is also committed to sports, particularly Paralympic sports, and has established new partnerships to promote these issues through annual programs and grants.



PROMOTING INCLUSION IN ANTOFAGASTA

During the board meeting held in Antofagasta, the corporation committed to two initiatives to promote inclusion in the region. The first consists of building a computer room in the Tabor rehabilitation center to connect beneficiaries with their families and to provide job training tools. The second project involves implementing a sensory motor rehabilitation room for the therapeutic care of 40 students at Blanca Nieves Preschool who have Autism Spectrum Disorders, Down Syndrome and global developmental delay and face significant economic vulnerability.

"The Teletón does us good every day."

Banco de Chile's commitment to inclusion is reflected in its support of the Teletón since its creation in 1978. Each year it makes its collection network, infrastructure and technology available to the Teletón Foundation so that it can gather donations made in Chile and around the world. This comes in addition to the volunteer work of the bank's employees and its own financial contribution.

In 2023, more than 7,500 bank volunteers participated in this initiative, which raised a total of Ch$44,066,375,340. Digital platforms were used for 53% of the donations. The remaining 47% were made in person. This confirms the importance of our branches as physical collection and meeting sites for those who participate in the Teletón each year.

The 2023 activities also included a new edition of the traditional Banco de Chile-Visa family run and an effort to engage young people through "Gamers for Chile."

All these efforts will finance rehabilitation treatments for more than 32,000 children and young people who receive care in the 14 Teletón institutes from Arica to Coyhaique. The Teletón will continue to build new institutes in the regions of O'Higgins and Ñuble in 2024 along with a new Teletón center in Valparaiso.



BANCO DE CHILE–VISA FAMILY FUN FOR TELETÓN 2023

More than 10 thousand people kicked off 3K and 10K races at Parque O'Higgins, and Banco de Chile set up a mobile box where runners could make donations. Inclusive sports stations, a children's area and recycling stations were also set up to encourage families to join this cause.



● ● ⬤   ‹ 225 ›

Senior Citizens Support Program

This program was launched in 2021 during the pandemic. It aims to address the loneliness experienced by older adults and their emotional wellbeing and promotes positive and active aging. The initiative was conducted by phone in 2023 and included a letter writing component for the first time. More than 80 employees from all over Chile participated in both activities, providing joy to 99 people. The program was supported by the Juan Carlos Kantor Foundation, also known as Amanoz, and the Las Rosas Foundation.



Committed to Inclusion

Paralympic Tennis: The Chilean Open

The bank held the 24ᵗʰ edition of the Chilean Open Banco de Chile Tournament, one of the most important wheelchair tennis tournaments in the continent. This year, the competition awarded points to qualify for the 2023 Parapan American Games in November in Santiago.

The championship was attended by 51 Paralympic tennis players from South America, Central America, the United States and Europe. The winners were Daniel Rodrigues (Brazil) in the men's competition; Angélica Bernal (Colombia) in the women's competition; Alexander Cataldo (Chile) and Brayan Tapia (Chile) in men's doubles, and Macarena Cabrillana (Chile) with Florencia Moreno (Argentina) in women's doubles.





Paralympic tennis player Francisco Cayulef of the Aysén Region was awarded the Banco de Chile Cup in recognition of his hard work, perseverance and committed participation in this tournament.

Wheelchair tennis players Macarena Cabrillana (No. 1 in Chile, 19 in the world) and Alexander Cataldo (No. 1 in Chile, 13 in the world), individual champions of the Chilean Open 2022 and doubles champions of the Chilean Open 2023, are part of the group of athletes sponsored by Banco de Chile.



In 2023, the corporation participated as a mentor company in the Diversity, Equity and Inclusion Mentoring Circle of the Inclusive Business Network (ReIN), of which it has been a member since 2017. This year the bank provided mentoring to Soprole and APL Logistic, sharing tools related to actions, progress and methodologies designed to address diversity and inclusion within the companies.



SPECIAL OLYMPICS

Banco de Chile promotes inclusion throughout the year, which is why we are very proud to have received the "Special Olympics Inclusive Seal" from Special Olympics, the world's largest sports organization for people with intellectual disabilities.

The seal is granted to the organizations that supported Chilean athletes with intellectual disabilities in the Berlin 2023 Special Olympics and promote inclusive environments internally.

227



Chilean Sports

Banco de Chile has delivered on its commitment to the growth and development of national sports through its sponsorship of a select group of outstanding athletes in different disciplines. The corporation's objective is to work with, support and recognize those who make a positive impact on their environment and society.

Discipline	Athletes	Brief description
Rugby	The Condors (Men's Team)	The Condors (Men's Team) competed in the Rugby World Cup in France in 2023. It was the first time the team had qualified for the event. They were also silver medalists in the Rugby Sevens at the Pan American Games held in Santiago in 2023.
	The Condors (Women's Team)	Bronze medalists in the 2023 South American Rugby Sevens Tournament, which was held in Asunción.
	Selknam	This professional team represents Chile at the Super Rugby Americas, a tournament that brings together franchises from several South American countries and the United States.
Tennis	Macarena Cabrillana	Chile's No. 1 female Paralympic tennis player, winner of the Chilean Open Banco de Chile Tournament 2023 in doubles and bronze medalist in the Santiago 2023 Parapan American Games.
	Alexander Cataldo	Chile's No. 1 male Paralympic tennis player, winner of the Chilean Open Banco de Chile 2023 in doubles and silver medalist in the Santiago 2023 Parapan American Games.
	Alejandro Tabilo	Silver medal in the tennis doubles at the Santiago 2023 Pan American Games.
Swimming	Bárbara Hernández	This ice water swimmer is known as the "Ice Mermaid." She is a Guinness record holder and was the first Latin American woman to be inducted into the "Ice Hall of Fame."
Beach volleyball	Esteban Grimalt Marco Grimalt	Champions of the Beach Pro Tour 2022 and bronze medalists at the Santiago 2023 Pan American Games.
Skating	Josefina Tapia	Gold medal at the 2022 South American Roller Sports Games and sixth place in skateboarding at the Santiago 2023 Pan American Games.

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229

The Condors

Banco de Chile has become a sponsor of the Chilean rugby teams "The Condors" (both men's and women's teams) and "Selknam," reaffirming its commitment to the development of the sport and the promotion of the values promoted by this discipline.

The corporation's goal is to allow these teams to train and compete in optimal conditions and to reach their potential, proudly representing Chile in international competitions. The bank is also committed to positioning rugby at a national level through various outreach and communication initiatives.

During 2022, "The Condors" (Men's Team) qualified for the Rugby World Cup (held in September 2023 in France) for the first time. They were part of group D along with England, Argentina, Japan and Samoa.

Banco de Chile shares the values promoted by sports, especially rugby, such as respect, integrity, solidarity, discipline, collaborative teamwork, unity and, above all, passion, which is what led this group of young people to qualify for the World Cup for the first time.



The Condors have joined the group of outstanding athletes sponsored by Banco de Chile. The list also includes tennis player Alejandro Tabilo; ice water swimmer Bárbara Hernández, who is known as the "Ice Mermaid" and is a Guinness record holder and first Latin American woman to be inducted into the "Ice Hall of Fame"; beach volleyball players Marco and Esteban Grimalt, champions of the Beach Pro Tour; wheelchair tennis players Macarena Cabrillana and Alexander Cataldo; skater Josefina Tapia, gold medalist in the South American Roller Sports Games; and other outstanding national athletes.

7



SUPPLIERS

Suppliers

In the area of supplier management, our goal is to ensure that the goods and services required by Banco de Chile and its subsidiaries are acquired and contracted in an open, transparent, timely and competitive manner. Likewise, sustainability criteria are incorporated as part of the requirements to do business with a supplier, always promoting mutual benefit.

The Supplier Selection and Management Policy was updated and approved in 2023 along with the Supplier Code of Conduct. These documents are the pillars of the bank's relationship with its suppliers and contractors.

At the end of 2023, Banco de Chile had 6,251 suppliers, 6,100 domestic and 151 foreign. Cognizant of the importance of strengthening the local market, 95.5% of the bank's purchases were made from domestic suppliers in 2023 (measured in amounts paid).

Banco de Chile does not currently have any suppliers that individually represent 10% or more of its purchases.

The Supplier Operating Committee (COP) evaluates the criticality of the services provided by contracted suppliers based on the current policy and the methodology for classifying and identifying critical suppliers. The above does not affect payment terms.



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204-1

NCG 461

6.2.iii

7.1.i

7.1.ii

7.1.iii

7.1.iv

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Total Spending

Supplier payments	No. of invoices paid				Total amount of paid invoices			Total interest paid due to payment delays			No. of suppliers		
	Domestic	Foreign	% Domestic	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Up to 30 days	81,157	899	99%	82,056	Ch$638,599,377,960	Ch$30,231,312,191	Ch$668,830,690,151	0	0	0	6,100	151	6,251

Ethics and Best Practices

Supplier relationship management is governed by a set of policies and protocols that ensure the creation of solid, lasting and mutually beneficial relationships throughout the bank's supply chain.

Supplier Selection and Management Policy

The Supplier Selection and Management Policy was updated in order to incorporate various aspects related to the environment, corporate accountability and corporate governance. This ensures that all goods and services necessary to fulfill the bank's mission are contracted and procured through transparent, equitable and timely processes. During 2023, this policy was integrated into all of the institution's purchasing processes.

The bank also applies the Customary Related Party Transactions Policy, Chapter XVI of Law No. 18,046 on Corporations and the guidelines for transactions with Politically Exposed Persons (PEP) in the CMF's Updated Standards, which considers reputational and business criteria.

Through these instruments, we seek to select suppliers that meet the sustainability standards established by the organization.

Supplier Code of Conduct

Banco de Chile has a Supplier Code of Conduct designed to ensure that suppliers comply with high ethical and responsibility standards in their business practices. To this end, the corporation has a sole supplier form that strengthens the accreditation process by digitalizing the required documentation using the SAP-Ariba procurement platform. Its main objective is to disseminate and monitor the understanding of and compliance with the code by the bank's suppliers.

All contracts that Banco de Chile signs with its suppliers include a crime prevention clause (Law No. 20,393) in which the supplier declares that: a) It only participates in legitimate business and b) It maintains superior service standards, always acting within a framework of fair, legitimate and open competition.

The code establishes eight fundamental principles:
- Compliance with the law.
- Commitment to uphold human rights.
- Commitment to caring for the environment.
- Crime prevention using complaint channels.
- Asset laundering prevention.
- Conflict of interest prevention.
- Protection of free competition.
- Confidentiality of information



Group	Coverage	Number of suppliers to which the code was sent	Number of suppliers that accepted the code
Contractors / suppliers / service providers under contract	862	319	198
		37%	23%

In 2023, of the 862 suppliers under contract, 37% received the Code of Conduct and 23% formally accepted the code.

Risk Prevention Regulations for Contractors and Subcontractors

These regulations establish a series of administrative procedures, responsibilities and requirements related to risk prevention that must be carried out by contractors and subcontractors. Among other issues, this document seeks to ensure compliance with occupational health and safety standards throughout the value chain; promote mutual respect, positive work coexistence and prohibit all forms of harassment; and act in accordance with environmental management requirements.

Banco de Chile complies with domestic regulations on the protection of fundamental rights at work, such as non-discrimination, occupational health and safety, working hours, maternal protection rights and others. These aspects are included in both the Internal Health and Safety Regulations and the Country Commitment Action Framework.

Special Regulations for Banco de Chile Contractors and Subcontractors

Banco de Chile has set a standard for contracting and subcontracting, set out in the Special Regulations for Contractors and Subcontractors and based on compliance with the law and corporate accountability in its supply chain. These regulations are an integral part of the bidding documents and are made known to the suppliers participating in a negotiation and/or bidding process at Banco de Chile. They are also an integral part of contracts awarded to suppliers.

As part of its legal and reputational review for services outsourced through contractors and subcontractors, the corporation's processes include oversight of compliance with social security payments by these suppliers to their employees in accordance with the Subcontracting and Subsidiary Liability Law.

‹ 233 ›

NCG 461
5.9



Ethics and Best Practices

Complaint Channel

In an effort to promote transparency and compliance with legal regulations and the Supplier Code of Conduct, Banco de Chile has a complaint channel that allows any person or supplier who witnesses unethical or illegal conduct to file a formal complaint. Two e-mail addresses have been set up to facilitate this process: proveedores2@bancochile.cl and denunciasley20393@bancochile.cl. Any information provided via these email addresses is received in a confidential, impartial and objective manner so that it can be analyzed.

No complaints were submitted using the email address proveedores2@bancochile.cl in 2023.

Cybersecurity Standards for Suppliers

Banco de Chile maintained its Cyber Risk Methodology, Classification and Definition in order to evaluate and measure the security of the services provided by its suppliers. To this end, it asks suppliers to send detailed information and documentation through the Service Cyber Risk Exposure Sheet (FECIRS).

The level of exposure to cyber risk of each service provided by suppliers is classified as very low, low, moderate, high or extreme. This classification is based on the evaluation of the criticality and degree of compliance in 22 control areas, which contain requirements to reduce the risk of a potential breach of the bank's cybersecurity. Action and follow-up plans are established for each case depending on the level of exposure.



Selection and Assessment Process

Banco de Chile and its subsidiaries use a supplier selection and assessment process based on its Supplier Selection and Management Policy. The process covers all areas of the institution and begins by accrediting the company to verify various legal, commercial, financial and labor aspects. If accredited, they can participate in bidding processes and submit quotes. Next, prior to awarding the job and/or contract, the criticality of the service is determined on the basis of business continuity, information security, financial results, legal and reputational risk.

The bank considers additional factors when assessing service outsourcing, related to customer impact, concentration levels and country risk (for foreign suppliers). The process also includes other evaluation criteria related to the Customary Related Party Transactions Policy, Chapter XVI of Law No. 18,046 on Corporations, and the guidelines for transactions with Politically Exposed Persons (PEP) in the CMF's Updated Standards, which considers reputational and business criteria.

Since June 2023, Banco de Chile has included a social and environmental sustainability clause in the contracts it signs with its suppliers. The purpose of this clause is to ensure that the bank's suppliers adhere to the social and environmental sustainability principles established in Banco de Chile's Supplier Code of Conduct.

A large part of the corporation's supply chain is made up of local suppliers. It had a total of 6,100 such entities in 2023, representing 97.5% of the all suppliers. The company's average payment term for suppliers is 14 days, far exceeding the legal requirements within the country (30 days).

Banco de Chile did not have any exceptional term agreements with its suppliers registered with the Ministry of Economy, Development and Tourism in 2023.

〈 235 〉

GRI
308-1
414-1

NCG 461
7.1.v
7.2

Suppliers assessed in 2023			
Total suppliers	6,251	International suppliers assessed	151
Domestic suppliers	6,100	Suppliers assessed with respect to total suppliers	100%
Foreign suppliers	151	% of annual purchases from domestic suppliers assessed	95.5%
Critical suppliers	65	% of annual purchases from foreign suppliers assessed	4.5%
Non-critical suppliers	6,186	% of suppliers assessed using environmental criteria	5.1%
Domestic suppliers assessed	6,100	% of suppliers assessed using social criteria	5.1%

Selection and Assessment Process



Stages of Supplier Selection Processes

| Supplier Selection and Management Policy | Verification of legal, commercial, financial and labor aspects. | Accredited suppliers participate in tenders or submit quotes. | Determine service criticality. Evaluation within the framework of the Related Party Transactions Policy and guidelines governing transactions with Politically Exposed Persons. | Relations with suppliers are governed by the Contractors Relationship Protocol and the Risk Prevention Regulations for Contractors and Subcontractors. |

Procurement Model

The Procurement Department seeks to contribute to the strategic priority of efficiency and productivity by implementing several organization-wide processes focused on digitalization, simplification, flexibility and agility.

In 2022, after approximately two years of work, the bank achieved its objective of centralizing all purchasing processes through the SAP-ARIBA platform, a co-configured tool with elements specific to the corporation. In 2023, it has allowed the entity to optimize the supply chain, guaranteeing the traceability and transparency of the process. The bank has been able to reduce operational risk, monitor transactions and facilitate audit and regulatory compliance.

Under this Procurement Model, employees who need to purchase or contract services do so through a more agile collaborative process with the support of an expert purchasing management team, which broadens negotiation options and allows access to a wider market of suppliers.

Procurement Center of Excellence

The Procurement Center of Excellence (CEC) was established in 2021 to centralize and optimize the procurement of goods and services. Its main objective is to guarantee an adequate combination of cost and benefit, taking advantage of the best market conditions. To achieve this, the CEC has a team of highly specialized professionals who apply rigorous standards and strategic sourcing protocols.





Phase 1 > Defining the Requirement

A separate Procurement Department has been created that documents and invites "out of the box" thinking for all purchasing requirements, and anticipates future requirements based on an annual purchasing plan or navigation chart.



Phase 2 > Managing Requirements

The Procurement Department evaluates whether the requirement and its specifications can be consolidated across the entire organization and its subsidiaries, based on centralized information that was mainly gathered when preparing the annual purchasing plan.



Phase 3 > Validating the Model and Strategy

The Procurement Department is the sole communication channel with suppliers and determines the strategic approach to that will be used for the specific need rather than relying on quotes as the standard approach.



Phase 4 > Market Consultation

The Procurement Department reviews the market, discusses the selection of suppliers with the user and suggests inviting additional suppliers. The user is responsible for preparing the technical specifications and technical evaluation criteria.



Phase 5 > Negotiation and Results

The Procurement Department prepares negotiations with the user, defines roles, prepares supporting material and negotiates. It is responsible for negotiating and submitting the final result to the technical user/ service manager.



Phase 6 > Contract Management

The Procurement Department is responsible for getting the contract signed. Therefore, it negotiates with the supplier to ensure that the terms and conditions are correct, with the support of the Legal Affairs team and the technical user/service manager.

237

NCG 461

5.9



2024 CHALLENGES

- Developing the Supplier Recognition Manual.
- Developing an ESG Training Program for suppliers.
- Training bank staff to enhance dissemination of the use of the platforms, integrating the whole process in Ariba and ERP.
- Determining the form and scope of the monitoring of the aspects set out in Law No. 20,393 for suppliers.
- Implementing a Contractor Management Procedure to strengthen the risk control requirements and internal control procedures that suppliers must comply with and to establish the responsibility of the different parties involved in the execution of the contract.



8

Consolidated Financial Statements

Independent Auditor's Report

Consolidated Statements of Financial Position

Consolidated Statements of Income

Consolidated Statements of Other Comprehensive Income

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Equity

Notes to the Consolidated Financial Statements

Banco de Chile | 130 años

CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

MCh$	=	Millions of Chilean pesos
BCh$	=	Billions of Chilean pesos
MUS$	=	Millions of U.S. dollars
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
		(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month's inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
MXN	=	Mexican peso

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation issued by the Chilean Commission for the Financial Market ("CMF")
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

(Free translation of Consolidated Financial Statements originally issued in Spanish)

Banco de Chile | 130 años

Index

Independent Auditor's Report



EY Chile
Avda. Presidente
Riesco 5435, piso 4
Las Condes
Santiago

Tel: +56 (2) 2676 1000
www.eychile.cl

To the Shareholders and the Board of Directors
Banco de Chile

We have audited the consolidated financial statements of Banco de Chile and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Banco de Chile and its subsidiaries as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in accordance with accounting standards and instructions issued by the Chile's Financial Market Commission.

Basis for Opinion

242

We conducted our audits in accordance with generally accepted auditing standards in Chile. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Banco de Chile and its subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Consolidated Financial Statements

The Bank's Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Chile's Financial Market Commission. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Banco de Chile and its subsidiaries' ability to continue as a going concern for at least for the following twelve months from the end of the reporting period, without being limited to said period.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Chile, will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control by the Management. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they could influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with accounting principles generally accepted in Chile, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Banco de Chile and its subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Banco de Chile and its subsidiaries' ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any internal control's significant deficiency and material weakness that we identified during the audit.



Eduardo Rodríguez B.
EY Audit Ltda.

Santiago, January 25, 2024

Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended December 31,

	Notes	2023 MCh$	2022 MCh$
ASSETS			
Cash and due from banks	7	2,464,648	2,764,884
Transactions in the course of collection	7	415,505	772,196
Financial assets held for trading at fair value through profit or loss:			
Derivative financial instruments	8	2,035,376	2,960,029
Debt financial instruments	8	3,363,624	3,433,745
Others	8	409,328	257,325
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:			
Debt financial instruments	11	3,786,525	3,967,392
Others	11	—	—
Derivative financial instruments for hedging purposes	12	49,065	27,077
Financial assets at amortized cost:			
Rights from resale agreements and securities lending	13	71,822	54,061
Debt financial instruments	13	1,431,083	902,355
Loans and advances to Banks	13	2,519,180	2,174,115
Loans to customers - Commercial loans	13	19,624,909	19,871,510
Loans to customers - Residential mortgage loans	13	12,269,148	11,386,851
Loans to customers - Consumer loans	13	4,937,679	4,658,051
Investments in other companies	14	76,994	62,211
Intangible assets	15	137,204	106,620
Property and equipment	16	201,657	210,124
Right-of-use assets	17	108,889	94,921
Current tax assets	18	141,194	187,401
Deferred tax assets	18	539,818	539,509
Other assets	19	1,186,013	814,117
Non-current assets and disposal groups held for sale	20	22,891	10,868
TOTAL ASSETS		**55,792,552**	**55,255,362**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended December 31,

	Notes	2023 MCh$	2022 MCh$
LIABILITIES			
Transactions in the course of payment	7	356,871	681,792
Financial liabilities held for trading at fair value through profit or loss:			
Derivative financial instruments	21	2,196,921	3,101,482
Others	21	2,305	6,271
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	160,602	223,016
Financial liabilities at amortized cost:			
Current accounts and other demand deposits	22	13,321,660	13,383,232
Saving accounts and time deposits	22	15,365,562	14,157,141
Obligations by repurchase agreements and securities lending	22	157,173	216,264
Borrowings from financial institutions	22	5,360,715	5,397,676
Debt financial instruments issued	22	9,360,065	9,267,947
Other financial obligations	22	339,305	344,030
Lease liabilities	17	101,480	89,369
Financial instruments of regulatory capital issued	23	1,039,814	1,010,905
Provisions for contingencies	24	192,152	176,026
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	611,949	520,158
Special provisions for credit risk	26	769,147	765,766
Currents tax liabilities	18	808	932
Deferred tax liabilities	18	—	—
Other liabilities	27	1,218,738	1,055,028
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		**50,555,267**	**50,397,035**
EQUITY			
Capital	28	2,420,538	2,420,538
Reserves	28	709,742	709,742
Accumulated other comprehensive income			
Elements that are not reclassified in profit and loss	28	6,756	2,520
Elements that can be reclassified in profit and loss	28	17,486	(72,322)
Retained earnings from previous years	28	1,451,076	908,572
Income for the year	28	1,243,634	1,409,433
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(611,949)	(520,158)
Shareholders of the Bank	28	**5,237,283**	**4,858,325**
Non-controlling interests	28	**2**	**2**
TOTAL EQUITY		**5,237,285**	**4,858,327**
TOTAL LIABILITIES AND EQUITY		**55,792,552**	**55,255,362**

⟨ 245 ⟩

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years between January 1, and December 31,

	Notes	2023 MCh$	2022 MCh$
Interest revenue	30	3,181,624	2,320,580
Interest expense	30	(1,634,708)	(1,040,914)
Net interest income		**1,546,916**	**1,279,666**
UF indexation revenue	31	832,909	2,115,718
UF indexation expenses	31	(489,165)	(1,159,838)
Net income from UF indexation		**343,744**	**955,880**
Income from commissions	32	711,325	677,335
Expenses from commissions	32	(166,047)	(145,716)
Net income from commissions		**545,278**	**531,619**
Financial income (expense) for:			
Financial assets and liabilities held for trading	33	351,352	261,957
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(4,181)	(61,772)
Exchange, indexation and accounting hedging of foreign currency	33	120,594	103,200
Reclassification of financial assets for changes in the business model	33	—	—
Other financial result	33	—	—
Net Financial income (expense)	33	**467,765**	**303,385**
Income attributable to investments in other companies	34	14,432	13,580
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	3,146	2,004
Other operating income	36	75,995	29,659
TOTAL OPERATING INCOME		**2,997,276**	**3,115,793**
Expenses from salaries and employee benefits	37	(582,684)	(528,226)
Administrative expenses	38	(408,844)	(355,274)
Depreciation and amortization	39	(92,308)	(84,205)
Impairment of non-financial assets	40	(1,762)	(77)
Other operating expenses	36	(32,905)	(27,701)
TOTAL OPERATING EXPENSES		**(1,118,503)**	**(995,483)**
OPERATING RESULT BEFORE CREDIT LOSSES		**1,878,773**	**2,120,310**

246

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years between January 1, and December 31,

	Notes	2023 MCh$	2022 MCh$
Credit loss expense for:			
Provisions for credit risk of loans and advances to banks and loans to customers	41	(423,015)	(326,948)
Special provisions for credit risk	41	(3,256)	(164,669)
Recovery of written-off credits	41	62,266	64,508
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	2,754	(8,009)
Credit loss expense	41	**(361,251)**	**(435,118)**
NET OPERATING INCOME		**1,517,522**	**1,685,192**
Income from continuing operations before tax		**1,517,522**	**1,685,192**
Income tax	18	(273,887)	(275,757)
Income from continuing operations after tax		**1,243,635**	**1,409,435**
Income from discontinued operations before tax		—	—
Income tax from discontinued operations	18	—	—
Income from discontinued operations after tax	42	—	—
NET INCOME FOR THE YEAR	28	**1,243,635**	**1,409,435**
Attributable to:			
Shareholders of the Bank	28	1,243,634	1,409,433
Non-controlling interests		1	2
Earnings per share:		$	$
Basic earnings	28	12.31	13.95
Diluted earnings	28	12.31	13.95

247

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Banco de Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
For the years between January 1, and December 31,

	Notes	2023 MCh$	2022 MCh$
NET INCOME FOR THE YEAR	28	**1,243,635**	**1,409,435**
ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS			
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	(75)	(130)
Fair value changes of equity instruments designated as at fair value through other comprehensive income	28	5,878	200
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—
Others	28	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		**5,803**	**70**
Income tax on other comprehensive income that will not be reclassified to profit or loss	18	(1,567)	(19)
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	**4,236**	**51**
ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS			
Fair value changes of financial assets at fair value through other comprehensive income	28	8,874	48,076
Cash flow hedges	28	113,183	(215,476)
Participation in other comprehensive income of entities registered under the equity method	28	116	(169)
OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		**122,173**	**(167,569)**
Income tax on other comprehensive income that can be reclassified in profit or loss	28	(32,365)	58,977
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	**89,808**	**(108,592)**
TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	28	**94,044**	**(108,541)**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		**1,337,679**	**1,300,894**
Attributable to:			
Shareholders of the Bank		1,337,678	1,300,892
Non-controlling interests		1	2

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years between January 1, and December 31,

	Notes	2023 MCh$	2022 MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit for the year before taxes		1,517,522	1,685,192
Income tax	18	(273,887)	(275,757)
Profit for the year after taxes		1,243,635	1,409,435
Charges (credits) to income (loss) that do not represent cash flows:			
Depreciation and amortization	39	92,308	84,205
Impairment of non-financial assets	40	1,762	77
Provisions for credit losses		419,793	335,758
Provisions for contingencies	26	3,725	3,868
Additional provisions	41	—	160,000
Fair value of debt financial instruments held for trading at fair value through in profit or loss		2,318	(5,721)
Change in deferred tax assets and liabilities	18	(3,682)	(104,454)
Net (income) loss from investments in companies with significant influence	14	(13,409)	(13,031)
Net (income) loss on sale of assets received in payments		(1,629)	(3,825)
Net (income) loss on sale of sale of fixed assets	35	(2,971)	(1,043)
Write-offs of assets received in payment	35	5,252	6,838
Other charges (credits) that do not represent cash flows		(11,932)	5,574
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		201,935	(768,652)
Changes due to (increase) decrease in assets and liabilities affecting the operating flow:			
Net (increase) decrease in accounts receivable from banks		(340,369)	(640,682)
Net (increase) decrease in loans and accounts receivables from customers		(1,014,184)	(1,025,384)
Net (increase) decrease of debt financial instruments held for trading at fair value through profit or loss		(323,475)	(16,271)
Net (increase) decrease in other assets and liabilities		(116,853)	(97,976)
Increase (decrease) in deposits and other demand obligations		(59,946)	(4,867,989)
Increase (decrease) in repurchase agreements and securities loans		(59,972)	143,986
Increase (decrease) in deposits and other time deposits		1,288,027	5,164,029
Sale of assets received in lieu of payment		14,227	18,772
Increase (decrease) in obligations with foreign banks		(42,479)	527,027
Increase (decrease) in other financial obligations		(4,646)	94,146
Increase (decrease) in obligations with the Central Bank of Chile		—	(14)
Net increase (decrease) of debt financial instruments at fair value through other comprehensive income		257,613	(748,525)
Net (increase) decrease of financial instruments at amortized cost		(493,631)	6,257
Total net cash flows provided by (used in) operating activities		**1,041,417**	**(333,595)**

‹ 249 ›

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years between January 1, and December 31,

	Notes	2023 MCh$	2022 MCh$
CASH FLOWS FROM INVESTING ACTIVITIES:			
Leasedhold improvements	17	(1,993)	(2,529)
Fixed assets purchase	16	(24,751)	(18,706)
Fixed assets sale		3,626	1,332
Acquisition of intangibles	15	(59,955)	(56,891)
Acquisition of investments in companies	14	—	—
Dividend received of investments in companies		5,698	4,171
Total net cash flows from (used in) investing activities		**(77,375)**	**(72,623)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Attributable to the interest of the owners:			
Redemption and payment of interest of letters of credit		(1,012)	(2,101)
Redemption and payment of interest on current bonds		(1,813,176)	(1,538,692)
Redemption and payment of interest on subordinated bonds		(52,199)	(58,050)
Current bonds issuance	22	1,224,480	1,355,816
Subordinated bonds issuance		—	—
Payment of common stock dividends	28	(866,929)	(539,827)
Principal and interest payments for obligations under lease contracts	17	(32,084)	(32,375)
Attributable to non-controlling interest:			
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		(1)	(1)
Total net cash flows from (used in) financing activities		**(1,540,921)**	**(815,230)**
VARIATION IN CASH AND CASH EQUIVALENTS DURING THE YEAR		**(576,879)**	**(1,221,448)**
Exchange variations effect		**15,637**	**38,010**
Opening balance of cash and cash equivalent	7	**6,105,389**	**7,288,827**
Final balance of cash and cash equivalent	7	**5,544,147**	**6,105,389**
		2023 MCh$	**2022 MCh$**
Interest operating cash flow:			
Interest and readjustments received		3,542,933	2,849,799
Interest and readjustments paid		(1,434,701)	(1,344,895)

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

Banco de Chile | 130 años

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years between January 1, and December 31,

Reconciliation of liabilities arising from financing activities:

| | 12.31.2022 | Net Cash Flow | Changes other than Cash | | | 12.31.2023 |
| | | | Acquisition / (Disposals) | Foreign currency | UF Movement | |
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Letters of credit	2,377	(1,012)	—	—	79	1,444
Bonds	10,276,475	(640,895)	—	113,061	649,794	10,398,435
Dividends paid	—	(866,929)	—	—	—	(866,929)
Obligations for lease contracts	89,369	(32,084)	38,337	—	5,858	101,480
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	(1)	—	—	—	(1)
Total liabilities from financing activities	**10,368,221**	**(1,540,921)**	**38,337**	**113,061**	**655,731**	**9,634,429**

251

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years between January 1, and December 31, 2023 and 2022

		Attributable to shareholders of the Bank						
	Note	Capital MCh$	Reserves MCh$	Accumulated other comprehensive income MCh$	Retained earnings from previous years and income (loss) for the year MCh$	Total MCh$	Non-controlling interests MCh$	Total Equity MCh$
Opening balances as of January 1, 2022		**2,420,538**	**710,472**	**38,739**	**1,123,772**	**4,293,521**	**1**	**4,293,522**
Dividends distributed and paid	28	—	—	—	(539,827)	(539,827)	(1)	(539,828)
Earnings reserves from previous year		—	(730)	—	730	—	—	—
Application of provision for payment of common stock dividends		—	—	—	323,897	323,897	—	323,897
Provision for payment of common stock dividends	28	—	—	—	(520,158)	(520,158)	—	(520,158)
Subtotal: transactions with owners during the year		—	(730)	—	(735,358)	(736,088)	(1)	(736,089)
Income for the year 2022	28	—	—	—	1,409,433	1,409,433	2	1,409,435
Other comprehensive income for the year	28	—	—	(108,541)	—	(108,541)	—	(108,541)
Subtotal: Comprehensive income for the year		—	—	(108,541)	1,409,433	1,300,892	2	1,300,894
Balances as of December 30, 2022		**2,420,538**	**709,742**	**(69,802)**	**1,797,847**	**4,858,325**	**2**	**4,858,327**
Opening balances as of January 1, 2023		**2,420,538**	**709,742**	**(69,802)**	**1,797,847**	**4,858,325**	**2**	**4,858,327**
Dividends distributed and paid	28	—	—	—	(866,929)	(866,929)	(1)	(866,930)
Application of provision for payment of common stock dividends	28	—	—	—	520,158	520,158	—	520,158
Provision for payment of common stock dividends	28	—	—	—	(611,949)	(611,949)	—	(611,949)
Subtotal: transactions with owners during the year		—	—	—	(958,720)	(958,720)	(1)	(958,721)
Income for the year 2023	28	—	—	—	1,243,634	1,243,634	1	1,243,635
Other comprehensive income for the year	28	—	—	94,044	—	94,044	—	94,044
Subtotal: Comprehensive income for the year		—	—	94,044	1,243,634	1,337,678	1	1,337,679
Balances as of December 30, 2023		**2,420,538**	**709,742**	**24,242**	**2,082,761**	**5,237,283**	**2**	**5,237,285**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

1. COMPANY INFORMATION:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market ("CMF"). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America ("SEC"), in consideration of the fact that the Bank is registered on the New York Stock Exchange ("NYSE"), through a program of American Depositary Receipt ("ADR").

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile's legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

2. MAIN ACCOUNTING CRITERIA USED:

 253

(a) Legal Dispositions:

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that "Creates the Commission for the Financial Market", provides in numeral 6 of its article 5 that the Commission for the Market Financial ("CMF") may "set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting".

According to the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards ("IFRS") agreed by the International Accounting Standards Board ("IASB"). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b) Basis of Consolidation:

The Financial Statements of Banco de Chile as of December 31, 2023 and 2022, have been consolidated with its Chilean subsidiaries and foreign subsidiary, using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events, in equivalent circumstances.

Banco de Chile and Subsidiaries

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders' equity of Banco de Chile.

— Controlled companies (Subsidiaries)

Consolidated Financial Statements as of December 31, 2023 and 2022 incorporate Financial Statements of the Bank and the controlled companies (subsidiaries) in accordance with IFRS 10 "Consolidated Financial Statements".

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned					
				Direct		Indirect		Total	
				December		December		December	
Rut	Entity	Country	Functional Currency	2023 %	2022 %	2023 %	2022 %	2023 %	2022 %
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	$	99.70	99.70	0.30	0.30	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	$	99.00	99.00	1.00	1.00	100.00	100.00

— Investments in associates and joint venture

Associated entities are those over which the Bank has the capacity to exercise significant influence, without having control over the associate.

Investments in associates where exists significant influence, are accounted for using the equity method (Note No. 14).

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a "Joint Venture" will be registered according to the equity method.

Investments in other companies that, for their characteristics, are defined as "Joint Ventures" are Artikos Chile S.A. and Servipag Ltda.

— Minority investments in other companies

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

— Fund administration

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned regulation, it does not control such funds when exercise its authority to make decisions. Therefore, as of December 31, 2023 and 2022 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c) Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets of which, directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

(d) Use of Estimates and Judgment:

⟨ 255 ⟩

Preparing Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

- Losses due to impairment of assets and liabilities (Notes No. 11, 13, 15, 16, 17 and No. 40)
- Provision for credit risk (Notes No. 13, 26 and 41);
- Expenses for amortization of intangible assets and depreciation of property and equipment and leased assets and lease liabilities (Notes No. 15, 16 and 17);
- Income taxes and deferred taxes (Note No. 18);
- Provisions (Note No. 24);
- Contingencies and Commitments (Note No. 29);
- Fair value of financial assets and liabilities (Notes No. 8, 11, 12, 21 and 44).

Estimates and relevant assumptions are regularly reviewed by the management according to quantify certain assets, liabilities, gains, loss and commitments.

During the year ended December 31, 2023 there have been no significant changes in the estimates made.

(e) Financial Assets:

The classification, measurement and presentation of financial assets has been carried out based on the standards issued by the CMF in the Compendium of Accounting Standards for Banks (CASB), considering the criteria described below:

Banco de Chile and Subsidiaries

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Financial assets not held for trading mandatorily valued at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which incorporates the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as "Solely Payments of Principal and Interest" (SPPI) criterion.

The valuation of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

A financial asset should be valued at amortized cost if both of the following conditions are met:

- It is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and
- The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

A debt financial instrument must be valued at fair value with changes in "Other comprehensive income" if the following two conditions are met:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and
- The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt financial instrument will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described.

Valuation of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its purchase or issuance, using the Effective Interest Rate method (EIT). The calculation of the EIT includes all fees and other items paid or received that are part of the EIT. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

Post measurement:

All variations in the value of financial assets due to the accrual of interest and items assimilated to interest are recorded in "Interest income" or "Interest expense" of the Consolidated Income Statement for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

The changes in the valuations that occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Financial assets not held for trading mandatorily valued at fair value through profit or loss and Financial assets designated as at fair value through profit or loss:

In "Financial assets held for trading at fair value through profit or loss" will record financial assets whose business model aims to generate profits through purchases and sales or to generate results in the short term.

The financial assets recorded under "Financial assets not held for trading mandatorily valued at fair value through profit or loss" are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

In "Financial assets designated as at fair value through profit or loss" financial assets will be classified only when such designation eliminates or significantly reduces the inconsistency in the valuation or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under "Financial assets and liabilities held for trading", "Financial assets and liabilities financial assets not held for trading mandatorily valued at fair value through profit or loss" and "Financial assets and liabilities designated as at fair value through profit or loss" of the Consolidated Income Statement. Variations originated from exchange differences are recorded under "Foreign currency changes, UF indexation and accounting hedge" in the Consolidated Income Statement.



Financial assets at fair value through other comprehensive income

— Debt financial instruments:

The assets recorded in this item are valued at their fair value, interest income and UF indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, while subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in "Changes in the fair value of financial assets at fair value through other comprehensive income" of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in "Changes in the fair value of financial assets at fair value through other comprehensive income" continue to form part of the Bank's consolidated equity until the asset is derecognized in the consolidated balance. In the case of selling these assets, the result is recognized in "Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value with changes in others comprehensive income" of the Consolidated Income Statement.

Net losses due to impairment of financial assets at fair value through other comprehensive income produced in the year are recorded in "Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income" of the Consolidated Income Statement.

Banco de Chile and Subsidiaries

— Equity financial instruments:

At the time of initial recognition, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in "Changes in the fair value of equity instruments designated as at fair value through other comprehensive income". The dividends received from these investments are recorded in "Income from investments in companies" of the Consolidated Income Statement. These instruments are not subject to the impairment model of IFRS 9.

Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued after their acquisition at their "amortized cost", in accordance with the "effective interest rate" method. They are subdivided according to the following:

- Investment under resale agreements and securities loans (Note No. 13 (a)).
- Debt financial instruments (Note No. 13 (b)).
- Due from banks (Note No. 13 (c)).
- Loans and accounts receivable from customers (Note No. 13 (d)).

Losses due to impairment of these assets generated in each year are recorded in "Provisions for credit risk and loans and accounts receivable from customers" and "Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income" of the Consolidated Income Statement.

— Investment under resale agreements, obligations under repurchase agreements and securities loans:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in "Investment under resale agreements and securities loans", which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also carried out as a form of financing, which are included as liabilities in "Obligations for repurchase agreements and securities loans". In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan correspond to debt financial instruments. The obligation to repurchase the investment is classified in liabilities as "Obligations under repurchase agreements and securities loans" and is valued according to the interest rate of the agreement.

— Debt financial instruments at amortized cost:

These instruments are recorded at their cost value plus accrued interest and UF indexation, less provision for impairment constituted when their recorded amount is greater than the estimated amount of recovery. Interest and UF indexation of debt financial instrument at amortized cost are included in "Interest income" and "UF indexation income".

— Loans and Advances to Banks:

This item shows the balances of operations with local and abroad banks, including the Central Bank of Chile and foreign Central Banks.

— Loans and accounts receivable from customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short term.

(i)   Valuation method

They are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defined some loans as hedged items, measured at fair value through profit or loss as described in letter (p) of this note.

(ii)   Lease contracts

These are included under the item "Loans to customers" correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii) Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period. In those cases, where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

⟨ 259 ⟩

(f) Credit risk allowance

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item "Special provisions for credit risk".

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. The Bank's Board of Directors approves said models, as well as modifications to their design and application.

(i)   Allowance for individual evaluations:

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers focuses on its credit quality related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed in terms of guarantees, terms, interest rates, currency and revaluation, etc.

Banco de Chile and Subsidiaries

For purposes of establish the allowances, the banks must assess the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-Complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

— **Normal Loans and Substandard Loans:**

Normal loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic-financial situation no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short term.

They are also part of the Substandard Portfolio those debtors who have shown arrears of more than 30 days in the recent past. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Type of portfolio	Category of the debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss, which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of the CASB.

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor's credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

For calculation purposes, the following must be considered:

$$\text{Provision}_{debtor} = (ESA-GE) \times (PD_{debtor}/100) \times (LGD_{debtor}/100) + GE \times (PD_{guarantor}/100) \times (LGD_{guarantor}/100)$$

Where:
ESA = Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees
GE = Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingent loans.

— **Non-complying Loans:**
The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

261

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated an expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of Portfolio	Scale of Risk	Expected Loss Range	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

Banco de Chile and Subsidiaries

For calculation purposes, the following must be considered:

Expected Loss Rate = (E−R)/E
Allowance = E × (AP/100)

Where:
E = Exposure Amount
R = Recoverable Amount
AP = Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards for Banks. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following copulative conditions must be met:

- No obligation of the debtor with the bank with more than 30 calendar days overdue.
- No new refinances granted to pay its obligations.
- At least one of the payments includes amortization of capital.
- If the debtor has a credit with partial payment periods less than six months, has already made two payments.
- If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
- The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

(ii) Allowances for group evaluations

Group evaluations are relevant for residential mortgage and consumer loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

- The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CASB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

  Banks must carry out a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the costs that may result the conformation of groups for all debtors, the bank must at least keep control and form groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

- Each aggregate exposure to the same counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular computation, the criterion will be checked only once.

  For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank's portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine the allowances, the group evaluations require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

To determine its provisions, the Bank segments its debtors into homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In the case of consumer loans, collaterals are not considered for the purpose of estimating the expected loss.

The Bank discriminates between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

— **Standard method of provisions for group portfolio**

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

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(a) Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

CMG section	Concept	Provision factor applicable according to delinquency and CMG				
		Past due days at the end-month				
		0	1-29	30-59	60-89	Non-Complying Portfolio
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Banco de Chile and Subsidiaries

Where:

PD   : Probability of default
LGD : Loss given default
EAD : Exposure at default
CMG : Outstanding loan capital /Mortgage Guarantee value

(b)   Commercial portfolio

To determine these allowances, the Bank considers the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

● Commercial Leasing Operations

The provision factor applies to the current value of commercial leasing operations (including the purchase option) and will depends on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)		
Days of default of the operation at the month-end	Type of asset	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)		
PVB = Current value of the operation / Value of the leased asset		
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.20
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship is made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

● Generic commercial loans and factoring

For the factoring operations and other commercial loans, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk, will depends on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)			
Days of default at the month-end	With collateral		Without collateral
	PTVG ≤ 100%	PTVG>100%	
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss given the default (LGD) applicable according to PTVG section (%)			
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.00	3.20
	60% < PTVG ≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Without collateral		56.90	35.90

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor's credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CASB may be considered, computed as the difference between 80% of the property' commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i. Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral's value of the covered product.

ii. Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

Banco de Chile and Subsidiaries

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

- The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the RAN should be considered.
- Possible situations that could be causing temporary increases in the values of the collaterals.
- Limitations on the amount of coverage established in their respective clauses.

— **Portfolio in default.**

Includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the CASB. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

- No obligation of the debtor with the bank with more than 30 calendar days overdue.
- No new refinances granted to pay its obligations.
- At least one of the payments includes amortization of capital.
- If the debtor has a credit with partial payment periods less than six months, has already made two payments.
- If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
- The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(iii) Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CASB. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

(iv) Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

• Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

• Refinancing with greater than 60 days and less than 89 days past due or grace periods greater than 180 days and less than 360 days.

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 The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i. In its credit granting policies, the Bank considers at least the following aspects:
 − A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.
 − Efficient mechanisms for monitoring the debtor's situation, with formally defined internal governance.

ii. Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CASB must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

• Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CASB, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

(v) Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of the CASB of the CMF:

 − In case of debtors subject to individual assessment, includes credits from "Non-complying loans" those classified in categories B3 and B4 of "Substandard loans".
 − Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the "Non-complying loans".

Banco de Chile and Subsidiaries

(vi) Charge-offs

As a general rule, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

— **Charge-offs of loans to customers**

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

- – The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.
- – When the debt without executive title expires 90 days after it was recorded in asset.
- – At the expiration of the statute of limitations for actions to demand payment through an executive trial, or at the time of rejection or abandonment of the execution of the judgment by final court resolution.
- – When past-due term of a transaction reaches the charge-off term disposed below:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

— **Charge-offs of lease operations**

These assets must be charge-offs against the following circumstances, whichever occurs first:

- – The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee has not the asset, for the property's conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.
- – When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.
- – When a contract has been in default reach the period of time indicated below:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii) Written-off loans recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the "Recoveries of written-off loans" item.

In the event of recoveries of assets, the income will be recognized in the results for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets were recovered after the charge-off for a leasing operation, when such assets are incorporated into the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

(g) Impairment due to credit risk of Financial assets at amortized cost and Financial assets at fair value through other comprehensive income (FVOCI):

In accordance with the established in Chapter A-2 of the CASB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category "Financial assets at amortized cost" ("Due from banks" and "Loans and accounts receivable from customers"), nor on "Contingent loans", since the criteria for these instruments are defined in Chapters B-1 to B-3 of the CASB.

For the rest of the financial assets measured at Amortized Cost or FVOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation is at amortized cost or at FVOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is carried out in accordance with a general impairment model that is based on the existence of 3 possible phases of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 phases determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Each phase is listed below:

Banco de Chile and Subsidiaries

Phase 1: Incorporates financial assets whose credit risk has not increased significantly since initial recognition. Expected credit losses are recognized to 12-month. Interest is recognized based on the gross amount on the balance sheet.

Phase 2: Incorporates financial assets whose credit risk has increased significantly since initial recognition. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the gross amount on the balance sheet.

Phase 3: Incorporates impaired financial assets. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

— **Impairment of debt financial instruments measured at fair value through other comprehensive income**
The Bank applies the value impairment requirements for the recognition and measurement of a value correction for losses to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This value adjustment for losses is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The accumulated loss recognized in OCI is recycled in results when derecognizing the financial assets.

(h) Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

– Financial liabilities at amortized cost;

– Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank's objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative trading contracts that are liabilities, which will be measured subsequently at fair value.

– Financial liabilities designated as at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Valuation of financial liabilities:

Initial valuation:

They are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of the instruments.

Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the headings "Interest expenses" and "UF indexation expenses" of the Consolidated Income Statement for the period in which the accrual occurred (see Note No. 30 and No. 31).

Subsequent valuation:

The changes in the valuations that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified

Financial liabilities at amortized cost:

The liabilities recorded in this item are valued after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

(i) Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset from its Statement of Financial Position, when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

–   If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

⟨ 271 ⟩

–   If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

–   If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:
  –   If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

  –   If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

(j) Compensation of financial assets and liabilities:

Financial assets and liabilities are subject to compensation, so that their net amount is presented in the Consolidated Statement of Financial Position, when and only when the Bank has the right, legally enforceable, to offset the recognized amounts and intends to settle the net amount, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented net only when permitted by accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank's trading and foreign exchange activity.

Banco de Chile and Subsidiaries

(k) Functional currency:

The items included in the Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional and presentation currency of the Consolidated Financial Statements of Banco de Chile is the Chilean peso, which is the currency of the primary economic environment in which the Bank operates, and also obeys the currency that influences the cost and income structure.

(l) Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

As of December 31, 2023 and 2022, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the CMF, for which the assets in dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$874.35 US$1 (Ch$850.20 US$1 as of December 31, 2022).

As of December 31, 2023, the amount of Ch$120,594 million corresponding to a net financial profit from exchange, indexation and accounting hedging of foreign currency (net profit of Ch$103,200 million as of December 31, 2022) shown in the Consolidated Statements of Income, includes the result from exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to the exchange rate.

(m) Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8 (Note No. 6). The Bank's operating segments are determined based on its different business units, considering the following:

- That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

- That its operating results are reviewed regularly by the entity's highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

- For which separate financial information available.

(n) Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, it is considered the following concepts:

- Cash and cash equivalents: corresponds to the item "Cash and deposits in banks", plus (minus) the net balance corresponding to operations with liquidation in progress that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered "cash equivalents", for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, easily convertible into amounts known amounts of cash as of the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

- Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

- Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments not included in cash and cash equivalents.

- Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(o) Financial derivative contracts:

A "Financial Derivative" is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

‹ 273 ›

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item "Derivative Instruments".

Changes in fair value of derivative contracts held for trading purpose are included under "Financial Assets and Liabilities held for Trading", on the Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the "Credit valuation adjustment" (CVA), to reflect the counterparty risk in the determination of fair value and the Bank's own credit risk, known as "Debit valuation adjustment" (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

(p) Financial derivative contracts for accounting hedges:

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

Banco de Chile and Subsidiaries

If a derivative instrument is classified as a hedging instrument, it can be:

- A hedge of the fair value of existing assets or liabilities or firm commitments, or;
- A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for accounting hedges purposes must comply with all of the following conditions:

- at its inception, the hedge relationship has been formally documented;
- it is expected that the hedge will be highly effective;
- the effectiveness of the hedge can be measured in a reasonable manner; and
- the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines "Net interest income" and "Net indexation income" and/or "Foreign currency changes, UF indexation and accounting hedge", depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines "Net interest income" and "Net income from UF indexation" and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like "cash flow hedge" are recognized in "Cash flow accounting hedge" included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item "Net interest income" and "Net income from UF indexation" and/or "Foreign currency changes, UF indexation and accounting hedge", when hedged item affects the income of the Bank produced for the "interest rate risk" or "foreign exchange risk", respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption "Other financial result".

If the hedged instruments do not comply with criteria of cash flow accounting hedges, it expires or is sold, it suspends or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item "Net interest income" and "Net income from UF indexation" and/or "Foreign currency changes, UF indexation and accounting hedge", depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item "Net interest income" and "Net income from UF indexation" and/or "Foreign currency changes, UF indexation and accounting hedge", depend of the hedge).

(q) Intangible Assets:

Intangible assets (Note No. 15) are initially recognized at their acquisition cost, and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

(r) Property and equipment:

Property and equipment (Note No. 16) includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset's acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

The estimated average useful lives for the years 2023 and 2022 are as follows:

- Buildings   50 years
- Installations   10 years
- Equipment   5 years
- Supplies and accessories   5 years

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Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

(s) Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes (Note No. 18).

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 "Income Tax".

Banco de Chile and Subsidiaries

(t)   Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

– a present obligation has arisen from a past event;
– as of the date of the Financial Statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and
– the amount of these resources can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in off-balance sheet information:

– Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

– Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor's solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

– Contingent credits linked to the CAE: Correspond to credit commitments granted in accordance with Law No. 20,027 ("CAE").

– Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

– Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

– Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Actualized Standards Compilation are considered.

– Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit referred to in Chapter 8-10 of the Actualized Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of that Compilation.

- Other credit commitments: It includes the unplaced amounts of committed loans that are to be disbursed on an agreed future date or triggered by events contractually defined with the client, as is the case with irrevocable credit lines tied to the progress of projects (for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

To calculate provisions for contingent credits, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent credits indicated below:

Type of contingent credit	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent credits linked to the CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Warranty by endorsement and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

When dealing with transactions performed with customers with overdue loans, that exposure shall be equivalent to 100% of its contingent loans.

(u) **Provisions for minimum dividends:**

According with the CASB of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings (Note No. 25).

For purposes of calculating the provision of minimum dividends, the distributable net income is considered, which is defined as that which results from reducing or adding to the net income for the year, the correction of the value of the paid-in capital and reserves, due to the effects of the variation of the Consumer Price Index.

(v) **Employee benefits:**

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services (Note No. 24 (c)).

Banco de Chile and Subsidiaries

– Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

– Other short-term benefits

The entity contemplates for its employees an annual incentive plan for meeting objectives and individual contribution to the company's results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are provisioned based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

– Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of permanence, in the event that they retired from the Institution. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been incorporated into this obligation.

The obligations of this benefit plan are valued according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (5.77% as of December 31, 2023 and 5.50% as of December 31, 2022).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

(w) Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank's owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the years ended December 31, 2023 and 2022 there are no concepts to adjust.

(x) Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation (Notes No. 30 and No. 31) are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or, where appropriate, in a shorter period), to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of irrecoverability of loans and accounts receivable from customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the credit or one of its installments has been 90 days default in its payment.

(y) Commission income and expenses:

Revenue and expenses from fees (Note No. 32) are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 "Revenue from contracts with customers".

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

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- Those that correspond to a singular act, when the act that originates them takes place.
- Those that originate in transactions or services that are extended over time, during the life of such transactions or services.
- Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

The fees registered by the Bank correspond mainly to:

- Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.
- Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.
- Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.
- Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.
- Commissions for account management: Includes commissions for the maintenance of current accounts and other deposit accounts.
- Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.
- Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.
- Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.
- Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.

Banco de Chile and Subsidiaries

– Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.
– Commissions for financial consulting services: commissions for financial advisory services performed by the Bank and its subsidiary are included.
– Other commissions earned: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

– Commissions for card operations: commissions paid for credit and debit card operations are included.
– Commissions for licensing the use of card brands
– Expenses for obligations of loyalty and merits programs for card customers.
– Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.
– Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.
– Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

(Z) Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

(aa) Financial and operating leases:

– The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as "Other assets" and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

– The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment (Note No. 17).

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank's incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income based on the linear depreciation method from the start date and until the end of the lease term.

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

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According to IFRS 16 "Leases" the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(ab) Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank's historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank (Note No. 26).

As of December 31, 2023, the balance of additional provisions amounts to Ch$700,252 million (Ch$700,252 million in December 2022), which are presented in the caption "Special Provisions for Credit Risk" of liabilities in the Consolidated Statement of Financial Position.

Banco de Chile and Subsidiaries

(ac) Fair value measurement:

"Fair value" is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, independent whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market ("quoted price" or "market price").

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm's length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other's market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank's fair value disclosures are included in Note No. 44.

3. NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED, OR ISSUED THAT HAVE NOT YET BEEN ADOPTED:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2 Accounting Policy Disclosures.
In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023.

To implement these amendments, some non-material modifications were made to Note No. 2 Main Accounting Criteria Used in the Consolidated Financial Statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.
In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023.

The application of this amendment did not generate any impacts on the current Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 12 Income Tax. Deferred taxes related to assets and liabilities arising from a single transaction.
In May 2021, the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

Banco de Chile and Subsidiaries

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the different forms of reporting deferred tax on leases and decommissioning obligations.

The amendments are effective for the presentation periods of the Financial Statements beginning on January 1, 2023, and early application is allowed.

The implementation of this amendment had no impact for Bank of Chile and its affiliates.

Accounting standards issued by CMF

Circular No. 2,323. Modifies Chapter B-1 "Provisions for credit risk" of the CASB.
On October 21, 2022, the CMF published this circular that modifies Chapter B-6 "Provisions for country risk" and B-7 "Special provisions for credits abroad" of the Compendium of Accounting Standards for Banks, the objective of this modification is to include to operations denominated in Chilean pesos within the computation of provisions for country risk and special for loans abroad.

The Bank implemented this change without generating material impacts.

284

Circular No. 2,331. Information to be reported on credits with the guarantee of FOGAPE Chile Apoya.
On February 7, 2023, the CMF issued Circular No. 2.331, which provides details regarding the information that banks and cooperatives must submit to the CMF through new regulatory files. This is aimed at ensuring proper monitoring of the evolution of loans guaranteed by the Chile Apoya program, part of the Guarantee Fund for Small and Medium-Sized Entrepreneurs (FOGAPE).

The Bank implemented this Circular, fulfilling the sending of the new regulatory files.

Circular No. 2,330. Chapter 21-14 of the RAN: Evaluation of the Adequacy of Banks' Liquidity Position.
On January 16, 2023, the CMF published the regulations that aim to present the criteria and guidelines that will be taken into consideration for the evaluation of the liquidity adequacy of banks, together with the possibility of the CMF to determine additional liquid asset requirements as a result of the supervisory review process. The Bank implemented this Circular, complying with the submission in April 2023 of the first Liquidity Self-Assessment Report (LSR).

General Regulation (NCG by its Spanish initials) No. 484. Commissions in credit operations Law 18,010 and adjustments to current contracts.

On August 5, 2022, the CMF issued this NCG 484, which establishes the criteria and conditions that must be met by the collections made to the debtor in a credit operation to be considered commission and not interest. In addition, by virtue of the established definitions and in order to maintain regulatory coherence, other regulatory bodies were modified.

The instructions established in this General Regulation came into effect on August 1, 2023.

The implementation of this new standard did not generate material impacts for the Bank and its subsidiaries.

Other Regulations.

Law 21,420 modifies art. 2 No. 2 of DL 825 of 1974, on Sales and Services Tax (VAT).
On January 1, 2023, the legal modifications incorporated into the basic service taxable event defined in art. 2 No. 2 of DL No. 825 Law on Sales and Services Tax came into effect. Said legal modification implied a higher expense or cost, since some services contracted by the institution from January 1, 2023, went from not being subject to being taxed with VAT.

The implementation of this new standard did not have a material impact on the Bank and its subsidiaries.

Other instructions issued by the CMF – Letters to Management.

By letter to Management dated October 13, 2023, the CMF reported the treatment for promissory notes or certificates of liquidity deposits granted by the Central Bank of Chile (PDL by its Spanish initials) with the exclusive purpose of guaranteeing and supporting the payment of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials). In this regard, banks that acquire these promissory notes must incorporate such operations in the regulatory risk measurements, such as in the LCR and NSFR measurements reported in the "Liquidity Ratios" report C49. Regarding their accounting, the promissory notes must be recorded in the Financial Debt Instruments account of the Financial Assets item at amortized cost. For the file "Non-derivative Financial Instruments" (P40), it is established that they must be reported according to their own characteristics.

As of the date of issuance of the Financial Statements, the Bank has not acquired this type of instruments.



New Standards and interpretations that have been issued but their application date is not yet in force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of December 31, 2023, as follows:

Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.
In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

Banco de Chile and Subsidiaries

IFRS 16 Leases. Recognition of the lease liability in a sale with leaseback.
In September 2022, the IASB published an amendment to IFRS 16 related to the recognition of the lease liability in a sale with leaseback.

The amendment specifies the requirements that a seller-lessee must use to measure the lease liability that arises on sale and leaseback so that the seller-lessee does not recognize any gain or loss related to the right of use that it retains.

The modifications are effective for the periods of presentation of the Financial Statements that begin on or after January 1, 2024, and early application is allowed.

The implementation of this amendment will have no impact for Banco de Chile and its subsidiaries.

IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments Disclosures - Supplier Financing Arrangements.
In May 2023, the IASB issued amendments to IAS 7 and IFRS 7. The amendments specify the current requirements to enhance the disclosure in the financial statements of supplier financing arrangements concerning liabilities, cash flows, and a company's exposure to liquidity risk.

The amendments are effective for periods beginning on or after January 1, 2024, and early application is permitted.

Management is evaluating potential adjustments to its disclosures as a result of this modification.

IAS 21 Effects of Changes in Foreign Exchange Rates
In August 2023, the IASB published amendments to IAS 21. These amendments set out criteria that will allow companies to assess whether a currency is exchangeable and when it is not so, they can determine the exchange rate to use and the disclosures to provide.

The amendments are effective for periods beginning on or after January 1, 2025, and early application is permitted.

Management will assess the potential effects of this amendment.

Circulars issued in the process of implementing the Basel III standards.
During the year 2023, the CMF has issued the following standards related to the implementation of Basel III:

On March 31, 2023, through a press release, the CMF informed that its Council approved resolution No. 2,319 on the qualification of systemically important banks and the additional requirements for them, maintaining for the Bank an additional Basic Capital charge with respect to risk-weighted assets of 1.25%. The requirements of this standard have been gradually established, by December 2023 the requirement is 50% of the charge.

On May 23, 2023, at its Financial Policy meeting, the Board of the Central Bank of Chile agreed to activate the Counter-Cyclical Capital Requirement at a level of 0.5% of risk-weighted assets, this attribution of the Central Bank is part of the Basel III capital standards for banks, in accordance with the provisions of article 66 ter of the General Banking Law. The purpose of the requirement is to accumulate a capital buffer so that it is available in the face of severe stress scenarios. Banks must establish the entire buffer within one year and, therefore, include it in the solvency reports of May 2024.

On June 22, 2023, the CMF issued Circular No. 2,336, which aims to move towards the complete implementation of the Basel III standards and avoid duplication of regulatory instructions, particularly in the measurement of market risks from the banking book.

On November 27, 2023, the CMF issued Circular No. 2,341, which incorporates Chapter 1-19 "Complementary instructions for the application of titles XIV and XV of the General Banking Law (LGB)" to the RAN. The LGB, in its title XIV, establishes an early regularization framework aimed at acting preventively in the event where banking institutions show signs of financial or operational deterioration, preventing them from entering a state of forced liquidation. Also, article 130 of title XV states that in the event that the CMF declares that a forced liquidation process of a banking institution has begun, it must issue a reasoned resolution appointing a liquidator, which must fall to a person who meets the requirements of suitability and technical capacity that the CMF requires by general rule.

4. ACCOUNTING CHANGES:

During the year ended December 31, 2023, there have been no material or relative importance changes in accounting that affect the presentation of these Consolidated Financial Statements.



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5. RELEVANT EVENTS:

NCG 461
2.3.4.ii
9

(a) On January 26, 2023, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders' Meeting for March 23, 2023 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2022:

    i. Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2021 and November 2022, amounting to Ch$542,504,045,836 which will be added to retained earnings from previous periods.

    ii. Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.58200773490 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 61.5% of the profits for the year ending December 31, 2022.

(b) On March 3, 2023, Banco de Chile informed the Financial Markets Commission that Mr. Alfredo Ergas Segal had ceased to hold office as Director of the Bank due to a supervening cause of incapacity arising from circumstances beyond his control. This was due to the fact that, within the framework of the corresponding periodic update at the Board meeting on December 22, 2022, a company in which Mr. Ergas is a Director was included as one of the Bank's main clients, thus constituting the situation outlined in numeral 5 of subsection 3 of article 50 bis of Law 18,046 on corporations.

Banco de Chile and Subsidiaries

The aforementioned factual circumstances and the corresponding communication to the Superintendence of Pensions previously made by Mr. Ergas regarding the same matter, were reported by the Bank to the Commission for the Financial Market on December 30th.

In turn, by Resolution No. E-250 of March 3, 2023, the Superintendence of Pensiones established the disability of Mr. Ergas, based on the verification of the cause of supervening disability referred to above.

By virtue of the foregoing, the Independent Alternate Director Mr. Paul Fürst Gwinner assumed the role of Independent Regular Director, replacing Mr. Ergas in accordance with the procedure set forth in the Bank's Bylaws.

(c)   On March 23, 2023, at the Bank's Ordinary Shareholders' Meeting, our shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank's Directors for a new three-year term:

Directors:	Raúl Anaya Elizalde
	Hernán Büchi Buc
	Andrés Ergas Heymann
	Jaime Estévez Valencia (Independent)
	Julio Santiago Figueroa
	Pablo Granifo Lavín
	Ana Holuigue Barros (Independent)
	Andrónico Luksic Craig
	Jean Paul Luksic Fontbona
	Sinéad O'Connor
	Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner (Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Moreover, in its Ordinary Session No. BCH 2,986 of the same date, the Board of Directors of the Bank agreed to the following officer appointments and designations:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

(d) During the year 2023 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
January 6, 2023	11/2022	GI	4,000,000	CLF	09/01/2035	2.61%
March 16, 2023	14/2016	DG	9,750,000,000	CLP	05/01/2027	6.55%
March 23, 2023	14/2016	DG	11,250,000,000	CLP	05/01/2027	6.55%
April 11, 2023	11/2022	GG	650,000	CLF	05/01/2035	2.50%
April 28, 2023	11/2015	CG	500,000	CLF	08/01/2032	2.65%
May 18, 2023	11/2022	GB	460,000	CLF	09/01/2034	2.78%
June 2, 2023	11/2015	CH	300,000	CLF	12/01/2032	2.96%
June 6, 2023	11/2022	GB	215,000	CLF	09/01/2034	2.78%
June 8, 2023	11/2015	BU	290,000	CLF	08/01/2029	3.39%
June 9, 2023	11/2015	BU	510,000	CLF	08/01/2029	3.39%
June 9, 2023	11/2015	CE	740,000	CLF	12/01/2031	2.94%
June 12, 2023	11/2022	FW	4,000,000	CLF	05/01/2033	2.89%
June 15, 2023	11/2015	BU	650,000	CLF	08/01/2029	3.26%
June 16, 2023	11/2022	GB	200,000	CLF	09/01/2034	2.78%

Banco de Chile and Subsidiaries

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
August 1, 2023	11/2015	CI	155,000	CLF	02/01/2033	3.04%
August 18, 2023	11/2015	CI	515,000	CLF	02/01/2033	3.35%
August 24, 2023	11/2015	CH	250,000	CLP	12/01/2032	3.34%
August 25, 2023	9/2015	BO	630,000	CLF	02/01/2028	3.61%
August 29, 2023	9/2015	BO	1,370,000	CLF	02/01/2028	3.61%
August 29, 2023	11/2015	CE	260,000	CLF	12/01/2031	3.27%
November 3, 2023	11/2022	FB	210,000	CLF	04/01/2029	4.16%
November 7, 2023	11/2022	FB	440,000	CLF	04/01/2029	4.16%
November 8, 2023	11/2022	EY	900,000	CLF	04/01/2028	4.26%
November 9, 2023	11/2022	FB	100,000	CLF	04/01/2029	4.16%
November 14, 2023	11/2015	CI	680,000	CLF	02/01/2033	3.90%
November 14, 2023	11/2015	CH	200,000	CLF	12/01/2032	3.90%
November 15, 2023	11/2022	FB	660,000	CLF	04/01/2029	4.16%
November 22, 2023	11/2015	CE	100,000	CLF	12/01/2031	3.64%
November 23, 2023	11/2015	CE	300,000	CLF	12/01/2031	3.60%
December 1, 2023	11/2022	GH	4,000,000	CLF	06/01/2035	3.67%
December 5, 2023	11/2015	CH	400,000	CLF	12/01/2032	3.55%
December 18, 2023	11/2015	CG	250,000	CLF	08/01/2032	3.31%
December 20, 2023	11/2015	CH	250,000	CLF	12/01/2032	3.21%

NCG 461

9

(e) During the year 2023 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium Term Notes Program ("MTN"):

Date	Amount	Currency	Maturity date	Average rate
June 1, 2023	700,000,000	MXN	06/03/2027	TIIE (28 days) + 0.85%
June 8, 2023	6,300,000,000	JPY	06/16/2025	0.75%

(f) On July 24, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, in the Board meeting on the same date, the resignation presented by the Director, Mr. Andrés Lagos Vicuña, was acknowledged and accepted. Therefore, the Board of Directors agreed to appoint Ms. Catherine Tornel León as Director of Banchile Administradora General de Fondos S.A.

(g) On August 29, 2023, it was reported that Banco de Chile and Citigroup Inc. have agreed to extend the validity of the Cooperation Agreement, Global Connectivity Contract and the Amended and Restated Trademark License Agreement, the first two signed on October 22, 2015 and the last on November 29, 2019.

In accordance with the aforementioned extension, the validity of said contracts extends from January 1, 2024 and until January 1, 2026, the parties may agree before August 31, 2025 an extension for two years from on January 1, 2026. If this does not occur, the contracts will be automatically extended once for a period of one year starting on January 1, 2026 and until January 1, 2027. The same renewal procedure may be used in the future as often as the parties agree.

Together with the above and on this same date, Banco de Chile and Citigroup Inc. signed a modification to the Global Connectivity Agreement, a modification to the Amended and Restated Trademark License Agreement and an Amended and Restated Master Service Agreement, agreeing that the validity period of the latter will be the same as that established in the Cooperation Contract referred to in the previous paragraph.

The Board of Directors, in session held on August 24, 2023, approved the extension, modifications and subscription of the contracts mentioned above, in the terms provided for in articles 146 et seq. of the Corporations Law.

(h) On September 28, 2023, the Bank reported that in Ordinary Session No. 2,997, Mr. Andrónico Luksic Craig presented his resignation from the position of Regular Director and Vice President of Banco de Chile, effective as of December 29, 2023. The Board of Directors was aware of the aforementioned resignation of Mr. Luksic, accepted it with effect from the indicated date and expressed its recognition of his contribution and work for more than 20 years on the Board of Directors, contributing to the development of the Institution.

For their part, the alternate directors, Mr. Paul Fürst Gwinner and Mrs. Sandra Marta Guazzotti, expressed in the same Board session their intention to continue, as alternate directors, proceeding accordingly, in accordance with what is established in article 8 of the corporate bylaws, the Board of Directors will appoint a replacement director.

Taking into account the above, in the aforementioned session the Board of Directors agreed to appoint Mr. Patricio Jottar Nasrallah as Regular Director, replacing Mr. Andrónico Luksic Craig, with effect from December 29, 2023 and until the next ordinary shareholders' meeting, which is responsible to decide on the final appointment.

Likewise, in the aforementioned session, the Board of Directors agreed to appoint the Regular Director, Mr. Francisco Pérez Mackenna, as Vice-president of the Board of Directors, effective from December 29th.

(i) On October 6, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, on that same date, Ms. Catherine Tornel León presented her resignation from the position of Director of Banchile Administradora General de Fondos S.A.

(j) On October 23, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, in a meeting held on the same date, the Company's Board of Directors appointed Mr. Francisco Javier Brancoli Bravo as Director.

(k) On December 22, 2023, the subsidiary Banchile Corredores de Bolsa S.A. reported the acceptance of the resignation presented by Mr. Jorge Carrasco de Groote to the position of director of Banchile Corredores de Bolsa S.A. and the appointment of Mr. Juan Bissone as the new director of Banchile Corredores de Bolsa S.A.

‹ 291 ›

NCG 461 9

Banco de Chile and Subsidiaries

6. BUSINESS SEGMENTS:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail: This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and Residential mortgage loans.

Wholesale: This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury: This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries: Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

– Banchile Administradora General de Fondos S.A.
– Banchile Asesoría Financiera S.A.
– Banchile Corredores de Seguros Ltda.
– Banchile Corredores de Bolsa S.A.
– Socofin S.A.

The financial information used to measure the performance of the Bank's business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

- The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

- Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

- The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

- Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended December 31, 2023 and 2022 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank's total revenues.

NCG 461
6.2.iv

Banco de Chile and Subsidiaries

The following table presents the income by segment for the years ended between January 1, and December 31, 2023 and 2022 for each of the segments defined above:

	Retail		Wholesale	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
Net interest revenue (expense) and UF indexation	1,412,392	1,446,658	780,957	863,104
Net commissions revenue (expense)	326,857	301,587	80,056	73,259
Profit (loss) of financial operations	385	393	21,842	24,490
Foreign currency changes, indexation and accounting hedge	10,386	7,855	33,060	32,899
Other income	56,597	22,506	25,995	11,816
Income attributable to investments in other companies	9,624	9,471	3,366	3,180
Total operating revenue	1,816,241	1,788,470	945,276	1,008,748
Expenses from salaries and employee benefits	(375,654)	(339,850)	(115,731)	(102,395)
Administrative expenses	(330,287)	(272,748)	(76,104)	(66,547)
Depreciation and amortization	(76,899)	(69,100)	(8,476)	(8,540)
Impairment of non-financial assets	(1,773)	(9)	(5)	(122)
Other operating expenses	(23,879)	(17,095)	(8,390)	(10,202)
Total operating expenses	(808,492)	(698,802)	(208,706)	(187,806)
Expenses for credit losses [*]	(373,448)	(323,364)	9,443	(103,745)
Income from operations	**634,301**	**766,304**	**746,013**	**717,197**
Income taxes				
Income after income taxes				

(*) As of December 31, 2022, the retail and wholesale segments include additional provisions assigned based on their risk-weighted assets for Ch$81,499 million and Ch$78,501 million, respectively.

The following table presents assets and liabilities of the years ended December 31, 2023 and 2022 by each segment defined above:

	Retail		Wholesale	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
ASSETS	22,920,254	21,676,597	13,226,319	13,576,675
Current and deferred taxes				
Total assets				
LIABILITIES	18,650,882	17,586,680	10,357,679	10,151,503
Current and deferred taxes				
Total liabilities				

	Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	(292,471)	(60,758)	(11,162)	(13,592)	1,889,716	2,235,412	944	134	1,890,660	2,235,546
	(2,235)	(2,280)	173,227	174,246	577,905	546,812	(32,627)	(15,193)	545,278	531,619
	285,330	137,164	40,558	38,272	348,115	200,319	(944)	(134)	347,171	200,185
	51,185	35,785	25,963	26,661	120,594	103,200	—	—	120,594	103,200
	—	—	3,400	3,530	85,992	37,852	(6,851)	(6,189)	79,141	31,663
	342	279	1,100	650	14,432	13,580	—	—	14,432	13,580
	42,151	110,190	233,086	229,767	3,036,754	3,137,175	(39,478)	(21,382)	2,997,276	3,115,793
	(2,558)	(2,644)	(88,761)	(83,356)	(582,704)	(528,245)	20	19	(582,684)	(528,226)
	(1,904)	(1,771)	(39,037)	(34,474)	(447,332)	(375,540)	38,488	20,266	(408,844)	(355,274)
	(309)	(424)	(6,624)	(6,141)	(92,308)	(84,205)	—	—	(92,308)	(84,205)
	—	—	16	54	(1,762)	(77)	—	—	(1,762)	(77)
	(3)	—	(1,603)	(1,501)	(33,875)	(28,798)	970	1,097	(32,905)	(27,701)
	(4,774)	(4,839)	(136,009)	(125,418)	(1,157,981)	(1,016,865)	39,478	21,382	(1,118,503)	(995,483)
	2,754	(8,009)	—	—	(361,251)	(435,118)	—	—	(361,251)	(435,118)
	40,131	**97,342**	**97,077**	**104,349**	**1,517,522**	**1,685,192**	**—**	**—**	**1,517,522**	**1,685,192**
									(273,887)	**(275,757)**
									1,243,635	**1,409,435**

	Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	18,215,123	18,587,455	986,697	925,064	55,348,393	54,765,791	(236,853)	(237,339)	55,111,540	54,528,452
									681,012	726,910
									55,792,552	**55,255,362**
	21,005,581	22,167,730	777,170	727,529	50,791,312	50,633,442	(236,853)	(237,339)	50,554,459	50,396,103
									808	932
									50,555,267	**50,397,035**

Banco de Chile and Subsidiaries

7. CASH AND CASH EQUIVALENTS:

The detail of the balances included under cash and cash equivalents as follows:

	2023	2022
	MCh$	MCh$
Cash and due from banks:		
Cash	929,034	947,669
Deposit in Chilean Central Bank [*]	590,426	384,230
Deposit in abroad Central Bank	—	—
Deposits in domestic banks	17,052	116,541
Deposits in abroad banks	928,136	1,316,444
Subtotal – Cash and due from banks	2,464,648	2,764,884
Net transactions in the course of settlement [**]	58,634	90,404
Others cash equivalents [***]	3,020,865	3,250,101
Total cash and cash equivalents	**5,544,147**	**6,105,389**

The detail of the balances included under net ongoing clearance operations is as follows:

	2023	2022
	MCh$	MCh$
ASSETS		
Documents drawn on other banks (clearing)	84,635	94,675
Funds receivable	330,870	677,521
Subtotal - assets	415,505	772,196
LIABILITIES		
Funds payable	(356,871)	(681,792)
Subtotal - liabilities	(356,871)	(681,792)
Net transactions in the course of settlement	**58,634**	**90,404**

(*)   The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**) Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***) Refers to financial instruments that meet the criteria to be considered as "cash equivalents" as defined by IAS 7, i.e., to qualify as "cash equivalents" investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

Banco de Chile and Subsidiaries

8. FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS:

The item detail is as follows:

	2023	2022
	MCh$	MCh$
Financial derivative contracts	2,035,376	2,960,029
Debt Financial Instruments	3,363,624	3,433,745
Other financial instruments	409,328	257,325
Total	**5,808,328**	**6,651,099**

(a) **The Bank as of December 31, 2023 and 2022, maintains the following asset portfolio of derivative instruments:**

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	—	—	3,659,459	3,709,915	2,410,522	2,877,266	2,517,954	3,331,247
Interest rate swap	—	—	847,401	1,469,421	1,859,664	1,372,813	6,593,100	5,305,882
Interest rate and cross currency swap	—	—	167,667	400,358	305,181	443,952	987,931	1,245,809
Call currency options	—	—	7,019	15,504	26,243	44,966	87,429	32,090
Put currency options	—	—	3,012	8,806	24,464	16,598	51,132	22,449
Total	**—**	**—**	**4,684,558**	**5,604,004**	**4,626,074**	**4,755,595**	**10,237,546**	**9,937,477**

	Notional amount of contract with final expiration date in								Fair Value Assets	
	Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total			
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	355,774	523,024	13,536	45,610	—	—	8,957,245	10,487,062	212,475	565,373
	7,157,777	5,531,197	3,743,282	3,897,824	4,709,682	4,824,660	24,910,906	22,401,797	883,689	1,324,541
	2,724,924	2,695,878	1,112,311	1,154,754	2,410,153	2,331,640	7,708,167	8,272,391	934,466	1,065,036
	7,325	—	—	—	—	—	128,016	92,560	3,435	2,321
	6,558	—	—	—	—	—	85,166	47,853	1,311	2,758
	10,252,358	**8,750,099**	**4,869,129**	**5,098,188**	**7,119,835**	**7,156,300**	**41,789,500**	**41,301,663**	**2,035,376**	**2,960,029**

Banco de Chile and Subsidiaries

(b) The detail of the Debt Financial Instruments is the following:

	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile		
Debt financial instruments from the Central Bank of Chile	2,799,442	3,014,768
Bonds and Promissory notes from the General Treasury of the Republic	227,871	44,524
Other fiscal debt financial instruments	—	—
Other Instruments Issued in Chile		
Debt financial instruments from other domestic banks	336,311	374,453
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—
Instruments Issued Abroad		
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	**3,363,624**	**3,433,745**

Under instruments of the State and Central Bank of Chile are classified instruments sold under repurchase agreements to clients and financial institutions, no balance at December 2023 and 2022. As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$245,620 million as of December 31, 2023.

Instruments sold under repurchase agreements to clients and financial institutions include other debt financial instruments issued in the country, by an amount of Ch$121,586 million as of December 31, 2023 (Ch$208,330 million in December 2022). The repurchase agreements have an average maturity of 4 days at the end of the year 2023 (7 days in 2022).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$1,733 million as of December 31, 2023 (Ch$2,790 million in December 2022), which are presented as a reduction of the liability item "Debt Financial Instruments Issued".

(c) The detail of other financial instruments is as follows:

	2023	2022
	MCh$	MCh$
Mutual fund investments		
Funds managed by related companies	405,752	250,337
Funds managed by third-party	—	—
Equity instruments		
Domestic equity instruments	2,058	2,357
Foreign equity instruments	485	3,261
Loans originated and acquired by the entity		
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	1,033	1,370
Total	**409,328**	**257,325**

301

9. NON-TRADING FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS:

As of December 31, 2023 and 2022, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10. FINANCIAL ASSETS AND LIABILITIES DESIGNATED AS AT FAIR VALUE THROUGH PROFIT OR LOSS:

As of December 31, 2023 and 2022, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

Banco de Chile and Subsidiaries

11. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME:

The item detail is as follows:

	2023	2022
	MCh$	MCh$
Debt Financial Instruments	3,786,525	3,967,392
Other financial instruments	—	—
Total	**3,786,525**	**3,967,392**

(a) As of December 31, 2023 and 2022, the detail of debt financial instruments is as follows:

	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile		
Debt financial instruments from the Central Bank of Chile	473,642	—
Bonds and Promissory notes from the General Treasury of the Republic	1,362,510	2,254,578
Other fiscal debt financial instruments	1,500	4,279
Other Instruments Issued in Chile		
Debt financial instruments from other domestic banks	1,681,744	1,494,914
Bonds and trade effects from domestic companies	59,921	45,994
Other debt financial instruments issued in the country	—	—
Instruments Issued Abroad		
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	43,294	42,017
Debt financial instruments from other foreing banks	163,914	125,610
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—
Total	**3,786,525**	**3,967,392**

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$10,488 million in December 2023 (Ch$7,369 million in December 2022). The repurchase agreements have an average maturity of 3 days in December 2023 (4 days in December 2022). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$1,094,076 million as of December 31, 2023 (Ch$693,206 million in December 2022).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$43,863 million as of December 31, 2023 (Ch$39,508 million as of December 31, 2022).

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$850,506 million as of December 31, 2023 (Ch$219,425 million as of December 31, 2022).

As of December 31, 2023 the accumulated credit impairment for debt instruments at fair value through other comprehensive income was Ch$5,500 million (Ch$9,496 million as of December 31, 2022).

(b) The analysis of changes in fair value and expected losses of debt instruments measured at fair value is as follows:

	Phase 1 Individual		Phase 2 Individual		Phase 3 Individual		Total	
	Fair value MCh$	Impairment MCh$	Fair value MCh$	Impairment MCh$	Fair value MCh$	Impairment MCh$	Fair value MCh$	Impairment MCh$
Balance as of January 1, 2022	3,054,795	4,085	14	—	—	—	3,054,809	4,085
Net change in balance	864,521	5,411	(14)	—	—	—	864,507	5,411
Change in fair value	48,076	—	—	—	—	—	48,076	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	**3,967,392**	**9,496**	**—**	**—**	**—**	**—**	**3,967,392**	**9,496**
Balance as of January 1, 2023	3,967,392	9,496	—	—	—	—	3,967,392	9,496
Net change in balance	(159,617)	(3,996)	(30,124)	(1,921)	—	—	(189,741)	(5,917)
Change in fair value	8,718	—	156	—	—	—	8,874	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	(29,968)	—	29,968	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	1,921	—	—	—	1,921
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	**3,786,525**	**5,500**	**—**	**—**	**—**	**—**	**3,786,525**	**5,500**

⟨ 303 ⟩

(c) Realized and unrealized gains and losses:

As of December 31, 2023, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$9,142 million (unrealized gain of Ch$268 million in 2022), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of December 31, 2023 and 2022 are reported under "Net Financial income (expense)" (See Note No. 33).

Banco de Chile and Subsidiaries

The changes in realized gains and losses at the end of both years are the following:

	2023	2022
	MCh$	MCh$
Unrealized gains (losses)	4,352	(15,325)
Realized losses (gains) reclassified to income	4,522	63,401
Subtotal	8,874	48,076
Income tax on other comprehensive income	(1,806)	798
Net effect in equity	**7,068**	**48,874**

12. DERIVATIVE FINANCIAL INSTRUMENTS FOR HEDGING PURPOSES:

(a.1) As of December 31, 2023 and 2022, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for fair value hedges	—	—	—	—	—	—	—	—
Cash flow hedge derivatives								
Interest rate swap and cross currency swap	—	—	—	—	—	—	141,416	167,199
Total	**—**	**—**	**—**	**—**	**—**	**—**	**141,416**	**167,199**

(a.2) As of December 31, 2023 and 2022, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Monto Nocional de contratos con vencimiento final							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for fair value hedges	—	—	—	—	—	—	—	—
Cash flow hedge derivatives								
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	63,587
Total	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**63,587**

〈 305 〉

| | Notional amount of contract with final expiration date in | | | | | | | | Fair value Assets | |
| | Over 1 year and up to 3 years | | Over 3 year and up to 5 years | | Over 5 years | | Total | | | |
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	—	—	—	—	—	—	—	—	—	—
	36,553	135,025	232,293	122,127	222,615	111,547	632,877	535,898	49,065	27,077
	36,553	**135,025**	**232,293**	**122,127**	**222,615**	**111,547**	**632,877**	**535,898**	**49,065**	**27,077**

| | Monto Nocional de contratos con vencimiento final | | | | | | | | Fair value Liabilities | |
| | Over 1 year and up to 3 years | | Over 3 year and up to 5 years | | Over 5 years | | Total | | | |
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	—	—	—	—	—	—	—	—	—	—
	218,840	123,214	180,325	129,166	983,782	1,151,878	1,382,947	1,467,845	160,602	223,016
	218,840	**123,214**	**180,325**	**129,166**	**983,782**	**1,151,878**	**1,382,947**	**1,467,845**	**160,602**	**223,016**

Banco de Chile and Subsidiaries

(b) Fair value Hedges:

As of December 31, 2023 and 2022, no fair value hedges are held.

(c) Cash flow Hedges:

(c.1) The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros, Norwegian kroner and Mexican peso. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento ("CLF") in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item "Interest Revenue" of the Income Financial Statements.

(c.2) Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	
Hedge element							
Outflows:							
Corporate Bond	—	—	(450)	(378)	(4,686)	(4,423)	
Obligation USD	—	—	—	—	—	—	
Hedge instrument							
Inflows:							
Cross Currency Swap	—	—	450	378	4,686	4,423	
Net cash flows	**—**	**—**	**—**	**—**	**—**	**—**	

(c.3) Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	
Hedge element							
Inflows:							
Cash flows in CLF	—	—	1,506	1,437	1,834	1,742	
Hedge instrument							
Outflows:							
Cross Currency Swap	—	—	(1,506)	(1,437)	(1,834)	(1,742)	
Net cash flows	**—**	**—**	**—**	**—**	**—**	**—**	

	Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	(199,047)	(226,822)	(245,308)	(339,527)	(552,541)	(338,871)	(1,252,534)	(1,421,772)	(2,254,566)	(2,331,793)
	(1,366)	(59,876)	(88,096)	—	—	—	—	—	(89,462)	(59,876)
	200,413	286,698	333,404	339,527	552,541	338,871	1,252,534	1,421,772	2,344,028	2,391,669
	—	—	—	—	—	—	—	—	—	—

	Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	182,057	268,092	328,074	327,478	467,263	309,408	1,314,328	1,389,012	2,295,062	2,297,169
	(182,057)	(268,092)	(328,074)	(327,478)	(467,263)	(309,408)	(1,314,328)	(1,389,012)	(2,295,062)	(2,297,169)
	—	—	—	—	—	—	—	—	—	—

CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Banco de Chile and Subsidiaries

With respect to UF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4) The unrealized results generated during the year 2023 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$113,183 million (charge to equity of Ch$215,476 million in December 2022). The net effect of taxes credit to equity amounts to Ch$82,624 million (charge to equity of Ch$157,297 million during the year December 2022).

The accumulated balance for this concept as of December 31, 2023 corresponds to a credit in equity amounted to Ch$9,401 million (charge to equity of Ch$103,782 million as of December 2022).

(c.5) The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$4,320 million during the year 2023 (charge to results for Ch$251,371 million during the year December 2022).

(c.6) As of December 31, 2023 and 2022, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.7) As of December 31, 2023 and 2022, the Bank does not have hedges of net investments in foreign business.

13. FINANCIAL ASSETS AT AMORTIZED COST:

The item detail is as follows:

	2023 MCh$	2022 MCh$
Rights from resale agreements and securities lending	71,822	54,061
Debt financial instruments	1,431,083	902,355
Loans and advances to Banks	2,519,180	2,174,115
Loans to customers:		
Commercial loans	19,991,114	20,285,710
Residential mortgage loans	12,303,154	11,416,154
Consumer loans	5,306,436	4,992,940
Provisions established for credit risk:		
Commercial loans provisions	(366,205)	(414,200)
Mortgage loans provisions	(34,006)	(29,303)
Consumer loans provisions	(368,757)	(334,889)
Total	**40,853,821**	**39,046,943**

(a) Rights from resale agreements and securities lending:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2023 and 2022, the detail is as follows:

	2023	2022
	MCh$	MCh$
Transaction with domestic banks		
Resale agreements with other banks	—	—
Resale agreements with the Central Bank of Chile	—	—
Rights from securities lending	—	—
Transaction with foreign banks		
Resale agreements with other banks	—	—
Resale agreements with foreign Central Banks	—	—
Rights from securities lending	—	—
Transaction with other domestic entities		
Resale agreements	71,822	54,061
Rights from securities lending	—	—
Transaction with other foreign entities		
Resale agreements	—	—
Rights from securities lending	—	—
Accumulated Impairment Value of Financial Assets at Amortized Cost - Rights from resale agreements and securities lending		
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	**71,822**	**54,061**

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2023, the fair value of the instruments received amounts to Ch$73,874 million (Ch$53,173 million in December 2022).

Banco de Chile and Subsidiaries

(b) Debt financial instruments:

At the end of each year, the balances presented under this item are as follows:

	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile		
Debt financial instruments from the Central Bank of Chile	507,261	—
Bonds and promissory notes from the General Treasury of the Republic	923,880	902,355
Other fiscal debt financial instruments	—	—
Other Finacial Instruments issued in Chile		
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—
Financial Instruments issued Abroad		
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreing banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments		
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	(58)	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	**1,431,083**	**902,355**

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$1,362,095 million as of December 31, 2023 (Ch$560,434 million as of December 31, 2022).

Banco de Chile and Subsidiaries

(c) **Loans and advances to Banks:** At the end of each year, the balances presented under this item are as follows:

As of December 31, 2023	Assets before allowances			
	Normal Portfolio Individual Evaluation MCh$	Substandard Portfolio Individual Evaluation MCh$	Non-Complying Portfolio Individual Evaluation MCh$	Total MCh$
Domestic Banks				
Interbank loans of liquidity	—	—	—	—
Interbank loans commercial	—	—	—	—
Current accounts overdrafts	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—
Credits with third countries	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—
Other debts with domestic banks	—	—	—	—
Foreign Banks				
Interbank loans of liquidity	—	—	—	—
Interbank loans commercial	205,362	—	—	205,362
Current accounts overdrafts	—	—	—	—
Chilean exports foreign trade loans	213,636	—	—	213,636
Chilean imports foreign trade loans	—	—	—	—
Credits with third countries	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—
Other debts with foreign banks	—	—	—	—
Subtotal Domestic Bank and Foreign	418,998	—	—	418,998
Central Bank of Chile				
Current account deposits for derivative transactions with a counterparty	—	—	—	—
Other deposits not available	2,100,933	—	—	2,100,933
Other receivables	—	—	—	—
Foreign Central Banks				
Current account deposits for derivatives transactions	—	—	—	—
Other deposits not available	—	—	—	—
Other receivables	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	2,100,933	—	—	2,100,933
Total	**2,519,931**	**—**	**—**	**2,519,931**

312

	Allowances established				
	Normal Portfolio Individual Evaluation MCh$	Substandard Portfolio Individual Evaluation MCh$	Non-Complying Portfolio Individual Evaluation MCh$	Total MCh$	Net Financial Asset MCh$
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(449)	—	—	(449)	204,913
	—	—	—	—	—
	(302)	—	—	(302)	213,334
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(751)	—	—	(751)	418,247
	—	—	—	—	—
	—	—	—	—	2,100,933
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	2,100,933
	(751)	**—**	**—**	**(751)**	**2,519,180**

〈 313 〉

Banco de Chile and Subsidiaries

As of December 31, 2022	Assets before allowances			
	Normal Portfolio Individual Evaluation MCh$	Substandard Portfolio Individual Evaluation MCh$	Non-Complying Portfolio Individual Evaluation MCh$	Total MCh$
Domestic Banks				
Interbank loans of liquidity	—	—	—	—
Interbank loans commercial	—	—	—	—
Current accounts overdrafts	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—
Credits with third countries	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—
Other debts with foreign banks	—	—	—	—
Foreign Banks				
Interbank loans of liquidity	—	—	—	—
Interbank loans commercial	186,660	—	—	186,660
Current accounts overdrafts	—	—	—	—
Chilean exports foreign trade loans	186,553	—	—	186,553
Chilean imports foreign trade loans	—	—	—	—
Credits with third countries	479	—	—	479
Current account deposits with foreign banks for derivatives transactions	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—
Other debts with foreign banks	—	—	—	—
Subtotal Domestic Bank and Foreign	373,692	—	—	373,692
Central Bank of Chile				
Current account deposits for derivative transactions with a counterparty	—	—	—	—
Other deposits not available	1,801,100	—	—	1,801,100
Other receivables	—	—	—	—
Foreign Central Banks				
Current account deposits for derivatives transactions	—	—	—	—
Other deposits not available	—	—	—	—
Other receivables	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,801,100	—	—	1,801,100
Total	**2,174,792**	**—**	**—**	**2,174,792**

314

Banco de Chile | 130 años

	Allowances established				
	Normal Portfolio Individual Evaluation MCh$	Substandard Portfolio Individual Evaluation MCh$	Non-Complying Portfolio Individual Evaluation MCh$	Total MCh$	Net Financial Asset MCh$
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(408)	—	—	(408)	186,252
	—	—	—	—	—
	(269)	—	—	(269)	186,284
	—	—	—	—	—
	—	—	—	—	479
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(677)	—	—	(677)	373,015
	—	—	—	—	—
	—	—	—	—	1,801,100
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	1,801,100
	(677)	**—**	**—**	**(677)**	**2,174,115**

315

Banco de Chile and Subsidiaries

(d) **Loans to Customers:** At the end of each year, the balances presented under this item are as follows:

| Loans to Customers As of December 31, 2023 | Assets before allowances | | | | | |
| | Normal Portfolio Evaluation | | Substandard Portfolio Evaluation | Non-Complying Portfolio Evaluation | | |
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Commercial loans						
Commercial loans	10,855,599	3,910,753	185,244	197,361	321,133	15,470,090
Chilean exports foreign trade loans	1,122,027	3,629	5,672	6,522	158	1,138,008
Accrediting foreign trade loans negotiated in terms of Chilean imports	94	—	—	—	—	94
Chilean imports foreign trade loans	529,967	41,565	6,584	2,102	2,545	582,763
Foreign trade credits to third countries	—	—	—	—	—	—
Current account debtors	85,209	90,883	4,829	3,739	1,855	186,515
Credit card debtors	21,353	71,726	1,056	1,033	8,537	103,705
Factoring transactions	558,316	39,021	5,258	453	183	603,231
Commercial lease transactions [1]	1,462,558	277,280	32,017	35,525	13,686	1,821,066
Student loans	—	52,521	—	—	4,114	56,635
Other loans and accounts receivable	7,417	10,895	195	9,204	1,296	29,007
Subtotal	14,642,540	4,498,273	240,855	255,939	353,507	19,991,114
Residential mortgage loans						
Letters of credit	—	2,339	—	—	151	2,490
Endorsable mortgage loans	—	10,983	—	—	329	11,312
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—
Other residential lending	—	11,871,797	—	—	250,593	12,122,390
Residential lease transactions [1]	—	—	—	—	—	—
Other loans and accounts receivable	—	158,981	—	—	7,981	166,962
Subtotal	—	12,044,100	—	—	259,054	12,303,154
Consumer loans						
Consumer loans in installments	—	2,943,848	—	—	237,359	3,181,207
Current account debtors	—	268,525	—	—	2,449	270,974
Credit card debtors	—	1,817,403	—	—	34,974	1,852,377
Consumer lease transactions [1]	—	380	—	—	—	380
Other loans and accounts receivable	—	15	—	—	1,483	1,498
Subtotal	—	5,030,171	—	—	276,265	5,306,436
Total	**14,642,540**	**21,572,544**	**240,855**	**255,939**	**888,826**	**37,600,704**

[1]   In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2023 Ch$921,451 million correspond to finance leases on immovable property and Ch$899,995 million correspond to finance leases on movable property.

Allowances established								
Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation					
Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Sub Total MCh$	Deductible Warranties Fogape Covid-19 MCh$	Total MCh$	Net Financial Asset MCh$
(92,816)	(26,083)	(6,842)	(54,446)	(74,174)	(254,361)	(8,604)	(262,965)	15,207,125
(21,669)	(110)	(26)	(3,981)	(90)	(25,876)	—	(25,876)	1,112,132
(8)	—	—	—	—	(8)	—	(8)	86
(17,271)	(1,127)	(915)	(1,515)	(1,284)	(22,112)	—	(22,112)	560,651
—	—	—	—	—	—	—	—	—
(2,684)	(2,175)	(758)	(1,439)	(874)	(7,930)	—	(7,930)	178,585
(880)	(2,207)	(151)	(608)	(4,660)	(8,506)	—	(8,506)	95,199
(10,001)	(811)	(497)	(349)	(66)	(11,724)	—	(11,724)	591,507
(3,103)	(1,878)	(102)	(4,813)	(3,334)	(13,230)	(527)	(13,757)	1,807,309
—	(2,189)	—	—	(2,905)	(5,094)	—	(5,094)	51,541
(253)	(10)	(26)	(7,494)	(450)	(8,233)	—	(8,233)	20,774
(148,685)	(36,590)	(9,317)	(74,645)	(87,837)	(357,074)	(9,131)	(366,205)	19,624,909
—	(2)	—	—	(8)	(10)	—	(10)	2,480
—	(8)	—	—	(31)	(39)	—	(39)	11,273
—	—	—	—	—	—	—	—	—
—	(15,919)	—	—	(17,005)	(32,924)	—	(32,924)	12,089,466
—	—	—	—	—	—	—	—	—
—	(259)	—	—	(774)	(1,033)	—	(1,033)	165,929
—	(16,188)	—	—	(17,818)	(34,006)	—	(34,006)	12,269,148
—	(150,741)	—	—	(130,531)	(281,272)	—	(281,272)	2,899,935
—	(12,256)	—	—	(1,179)	(13,435)	—	(13,435)	257,539
—	(51,867)	—	—	(20,751)	(72,618)	—	(72,618)	1,779,759
—	(5)	—	—	—	(5)	—	(5)	375
—	(4)	—	—	(1,423)	(1,427)	—	(1,427)	71
—	(214,873)	—	—	(153,884)	(368,757)	—	(368,757)	4,937,679
(148,685)	**(267,651)**	**(9,317)**	**(74,645)**	**(259,539)**	**(759,837)**	**(9,131)**	**(768,968)**	**36,831,736**

Banco de Chile and Subsidiaries

Loans to Customers As of December 31, 2022	Assets before allowances					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Commercial loans						
Commercial loans	11,267,836	3,946,954	227,161	162,190	267,428	15,871,569
Chilean exports foreign trade loans	941,478	3,857	4,565	5,980	533	956,413
Accrediting foreign trade loans negotiated in terms of Chilean imports	2,715	—	—	—	—	2,715
Chilean imports foreign trade loans	638,964	43,915	9,726	3,967	1,843	698,415
Foreign trade credits to third countries	—	—	—	—	—	—
Current account debtors	78,854	87,728	5,260	2,673	1,144	175,659
Credit card debtors	18,235	61,911	875	649	5,153	86,823
Factoring transactions	589,682	34,074	4,255	454	53	628,518
Commercial lease transactions [1]	1,415,018	290,772	35,050	31,392	9,162	1,781,394
Student loans	—	56,542	—	—	3,052	59,594
Other loans and accounts receivable	6,551	9,088	324	7,357	1,290	24,610
Subtotal	14,959,333	4,534,841	287,216	214,662	289,658	20,285,710
Residential mortgage loans						
Letters of credit	—	3,717	—	—	175	3,892
Endorsable mortgage loans	—	14,251	—	—	349	14,600
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—
Other residential lending	—	11,044,318	—	—	189,029	11,233,347
Residential lease transactions [1]	—	—	—	—	—	—
Other loans and accounts receivable	—	158,133	—	—	6,182	164,315
Subtotal	—	11,220,419	—	—	195,735	11,416,154
Consumer loans						
Consumer loans in installments	—	2,925,947	—	—	188,507	3,114,454
Current account debtors	—	250,308	—	—	3,101	253,409
Credit card debtors	—	1,593,759	—	—	29,776	1,623,535
Consumer lease transactions [1]	—	503	—	—	—	503
Other loans and accounts receivable	—	47	—	—	992	1,039
Subtotal	—	4,770,564	—	—	222,376	4,992,940
Total	**14,959,333**	**20,525,824**	**287,216**	**214,662**	**707,769**	**36,694,804**

(1) In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2022 Ch$910,141 million correspond to finance leases on immovable property and Ch$871,756 million correspond to finance leases on movable property.

	Allowances established								
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		Sub Total	Deductible Warranties Fogape Covid-19	Total	Net Financial Asset
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	MCh$	MCh$	MCh$	MCh$
	(97,717)	(29,691)	(18,459)	(59,989)	(82,000)	(287,856)	(31,986)	(319,842)	15,551,727
	(19,033)	(114)	(256)	(2,779)	(255)	(22,437)	—	(22,437)	933,976
	(121)	—	—	—	—	(121)	—	(121)	2,594
	(19,478)	(1,193)	(709)	(2,564)	(868)	(24,812)	—	(24,812)	673,603
	—	—	—	—	—	—	—	—	—
	(2,093)	(2,083)	(679)	(669)	(544)	(6,068)	—	(6,068)	169,591
	(726)	(1,852)	(136)	(373)	(2,795)	(5,882)	—	(5,882)	80,941
	(10,523)	(828)	(333)	(351)	(19)	(12,054)	—	(12,054)	616,464
	(2,560)	(3,784)	(146)	(4,259)	(1,228)	(11,977)	(757)	(12,734)	1,768,660
	—	(2,451)	—	—	(2,105)	(4,556)	—	(4,556)	55,038
	(216)	(25)	(79)	(4,951)	(423)	(5,694)	—	(5,694)	18,916
	(152,467)	(42,021)	(20,797)	(75,935)	(90,237)	(381,457)	(32,743)	(414,200)	19,871,510
	—	(4)	—	—	(9)	(13)	—	(13)	3,879
	—	(16)	—	—	(28)	(44)	—	(44)	14,556
	—	—	—	—	—	—	—	—	—
	—	(14,495)	—	—	(13,112)	(27,607)	—	(27,607)	11,205,740
	—	—	—	—	—	—	—	—	—
	—	(639)	—	—	(1,000)	(1,639)	—	(1,639)	162,676
	—	(15,154)	—	—	(14,149)	(29,303)	—	(29,303)	11,386,851
	—	(147,154)	—	—	(114,176)	(261,330)	—	(261,330)	2,853,124
	—	(9,661)	—	—	(1,522)	(11,183)	—	(11,183)	242,226
	—	(43,204)	—	—	(18,184)	(61,388)	—	(61,388)	1,562,147
	—	(6)	—	—	—	(6)	—	(6)	497
	—	(18)	—	—	(964)	(982)	—	(982)	57
	—	(200,043)	—	—	(134,846)	(334,889)	—	(334,889)	4,658,051
	(152,467)	**(257,218)**	**(20,797)**	**(75,935)**	**(239,232)**	**(745,649)**	**(32,743)**	**(778,392)**	**35,916,412**

319

Banco de Chile and Subsidiaries

(e) Contingent loan: At the close of each reporting year, the contingent credit risk exposure is as follows;

As of December 31, 2023	Outstanding exposure before provisions					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Warranty by endorsement and sureties	350,420	586	525	—	—	351,531
Letters of credit for goods circulation operations	350,122	482	—	—	—	350,604
Commitments to purchase local currency debt abroad	—	—	—	—	—	—
Contingent event transactions	2,524,034	52,140	45,876	17,885	362	2,640,297
Undrawn credit lines with immediate termination	1,446,599	8,623,438	5,224	976	8,221	10,084,458
Undrawn credit lines	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—
Other irrevocable loan commitments	120,545	—	—	—	—	120,545
Other contingent loans	—	—	—	—	—	—
Total	**4,791,720**	**8,676,646**	**51,625**	**18,861**	**8,583**	**13,547,435**

As of December 31, 2022	Outstanding exposure before provisions					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Warranty by endorsement and sureties	340,789	575	7,362	48	—	348,774
Letters of credit for goods circulation operations	423,810	385	—	—	—	424,195
Commitments to purchase local currency debt abroad	—	—	—	—	—	—
Contingent event transactions	2,541,711	52,124	86,748	16,872	153	2,697,608
Undrawn credit lines with immediate termination	1,251,041	8,078,996	4,948	789	12,089	9,347,863
Undrawn credit lines	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—
Other irrevocable loan commitments	72,355	—	—	—	—	72,355
Other contingent loans	—	—	—	—	—	—
Total	**4,629,706**	**8,132,080**	**99,058**	**17,709**	**12,242**	**12,890,795**

	Provisions established						
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Net exposure for credit risk of contingent loans
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$	MCh$
	(4,511)	(9)	(73)	—	—	(4,593)	346,938
	(863)	(2)	—	—	—	(865)	349,739
	—	—	—	—	—	—	—
	(29,397)	(525)	(3,887)	(5,545)	(110)	(39,464)	2,600,833
	(2,736)	(4,431)	(57)	(557)	(4,009)	(11,790)	10,072,668
	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
	(4,515)	—	—	—	—	(4,515)	116,030
	—	—	—	—	—	—	—
	(42,022)	**(4,967)**	**(4,017)**	**(6,102)**	**(4,119)**	**(61,227)**	**13,486,208**

⟨ 321 ⟩

	Provisions established						
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Net exposure for credit risk of contingent loans
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$	MCh$
	(2,939)	(8)	(2,970)	(19)	—	(5,936)	342,838
	(875)	(2)	—	—	—	(877)	423,318
	—	—	—	—	—	—	—
	(25,758)	(533)	(7,888)	(3,528)	(73)	(37,780)	2,659,828
	(2,061)	(4,115)	(67)	(471)	(5,986)	(12,700)	9,335,163
	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
	(84)	—	—	—	—	(84)	72,271
	—	—	—	—	—	—	—
	(31,717)	**(4,658)**	**(10,925)**	**(4,018)**	**(6,059)**	**(57,377)**	**12,833,418**

Banco de Chile and Subsidiaries

(f) Provisions:

Summary of changes in due from banks provisions constituted by credit risk portfolio in the year:

| | Changes in provisions constituted by portfolio in the year | | | |
| | Individual Evaluation | | | Total |
Loans and advances to Banks	Normal Portfolio MCh$	Substandard Portfolio MCh$	Non-Complying Portfolio MCh$	MCh$
Balance as of January 1, 2023	677	—	—	677
Allowances established/ released:				
Change in measurement without portfolio reclassification during the year	(194)	—	—	(194)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):				
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,741	—	—	1,741
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,486)	—	—	(1,486)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	13	—	—	13
Other changes in allowances	—	—	—	—
Balance as of December 31, 2023	**751**	**—**	**—**	**751**

| | Changes in provisions constituted by portfolio in the year | | | |
| | Individual Evaluation | | | Total |
Loans and advances to Banks	Normal Portfolio MCh$	Substandard Portfolio MCh$	Non-Complying Portfolio MCh$	MCh$
Balance as of January 1, 2022	519	—	—	519
Allowances established/ released:				
Change in measurement without portfolio reclassification during the year	(51)	—	—	(51)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):				
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,793	—	—	1,793
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,550)	—	—	(1,550)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	(34)	—	—	(34)
Other changes in allowances	—	—	—	—
Balance as of December 31, 2022	**677**	**—**	**—**	**677**

323

Banco de Chile and Subsidiaries

Summary of changes in commercial loan provisions constituted by credit risk portfolio in the year;

	Changes in provisions constituted by portfolio in the year			
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	
	Individual	Group	Individual	
Commercial loans	MCh$	MCh$	MCh$	
Balance as of January 1, 2023	152,467	42,021	20,797	
Provisions established/ released:				
Change in measurement without portfolio reclassification during the year	(32,144)	(540)	(1,511)	
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):				
Transfer from Normal individual to Substandard	(2,845)	—	4,966	
Transfer from Normal individual to Non-Complying individual	(80)	—	—	
Transfer from Substandard to Non-Complying individual	—	—	(4,560)	
Transfer from Substandard to Normal individual	903	—	(12,685)	
Transfer from Non-Complying individual to Substandard	—	—	166	
Transfer from Non-Complying individual to Normal individual	—	—	—	
Transfer from Normal group to Non-Complying group	—	(16,099)	—	
Transfer from Non-Complying group to Normal group	—	676	—	
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	847	(839)	84	
New assets originated	200,453	21,387	6,361	
New credits for conversion of contingent to loan	13,510	8,387	967	
New assets purchased	—	—	—	
Sales or transfers of credits	—	—	—	
Payment of credit	(186,161)	(18,537)	(5,352)	
Provisions for write-offs	—	—	—	
Recovery of written-off loans	—	89	—	
Changes to models and assumptions	—	—	—	
Foreign exchange differences	1,735	45	84	
Other changes in allowances	—	—	—	
Balance as of December 31, 2023	**148,685**	**36,590**	**9,317**	

	Changes in provisions constituted by portfolio in the year				
	Non-Complying Portfolio Evaluation		Sub total	Deductible Warranties FOGAPE Covid-19	Total
	Individual MCh$	Group MCh$	MCh$	MCh$	MCh$
	75,935	90,237	381,457	32,743	414,200
	19,717	31,937	17,459	—	17,459
	—	—	2,121	—	2,121
	1,191	—	1,111	—	1,111
	16,310	—	11,750	—	11,750
	—	—	(11,782)	—	(11,782)
	(557)	—	(391)	—	(391)
	(17)	—	(17)	—	(17)
	—	41,808	25,709	—	25,709
	—	(10,938)	(10,262)	—	(10,262)
	—	—	—	—	—
	66	(143)	15	—	15
	8,712	14,659	251,572	—	251,572
	1,292	839	24,995	—	24,995
	—	—	—	—	—
	(342)	—	(342)	—	(342)
	(29,647)	(45,435)	(285,132)	—	(285,132)
	(18,451)	(35,184)	(53,635)	—	(53,635)
	—	—	89	—	89
	—	—	—	—	—
	436	57	2,357	—	2,357
	—	—	—	(23,612)	(23,612)
	74,645	**87,837**	**357,074**	**9,131**	**366,205**

⟨ 325 ⟩

Banco de Chile and Subsidiaries

Commercial loans	Changes in provisions constituted by portfolio in the year		
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation
	Individual MCh$	Group MCh$	Individual MCh$
Balance as of January 1, 2022	148,704	52,512	6,121
Provisions established/ released:			
Change in measurement without portfolio reclassification during the year	(25,395)	(2,777)	(4,103)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal individual to Substandard	(4,203)	—	21,075
Transfer from Normal individual to Non-Complying individual	(1,015)	—	—
Transfer from Substandard to Non-Complying individual	—	—	(2,833)
Transfer from Substandard to Normal individual	944	—	(894)
Transfer from Non-Complying individual to Substandard	—	—	35
Transfer from Non-Complying individual to Normal individual	1	—	—
Transfer from Normal group to Non-Complying group	—	(15,304)	—
Transfer from Non-Complying group to Normal group	—	1,539	—
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	2,829	(2,275)	415
New assets originated	201,650	26,590	8,222
New credits for conversion of contingent to loan	502	359	133
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(171,428)	(18,835)	(7,238)
Provisions for write-offs	—	(5)	—
Recovery of written-off loans	—	224	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	(122)	(7)	(136)
Other changes in allowances	—	—	—
Balance as of December 31, 2022	**152,467**	**42,021**	**20,797**

	Changes in provisions constituted by portfolio in the year				
	Non-Complying Portfolio Evaluation		Sub total	Deductible Warranties FOGAPE Covid-19	Total
	Individual MCh$	Group MCh$	MCh$	MCh$	MCh$
	73,677	87,340	368,354	48,534	416,888
	23,725	15,801	7,251	—	7,251
	—	—	16,872	—	16,872
	9,568	—	8,553	—	8,553
	14,814	—	11,981	—	11,981
	—	—	50	—	50
	(246)	—	(211)	—	(211)
	—	—	1	—	1
	—	35,153	19,849	—	19,849
	—	(10,220)	(8,681)	—	(8,681)
	—	—	—	—	—
	168	(226)	911	—	911
	22,174	13,377	272,013	—	272,013
	31	32	1,057	—	1,057
	—	—	—	—	—
	(1,630)	—	(1,630)	—	(1,630)
	(48,902)	(24,910)	(271,313)	—	(271,313)
	(18,010)	(26,006)	(44,021)	—	(44,021)
	—	—	224	—	224
	—	—	—	—	—
	566	(104)	197	—	197
	—	—	—	(15,791)	(15,791)
	75,935	**90,237**	**381,457**	**32,743**	**414,200**

Banco de Chile and Subsidiaries

Summary of changes in residential mortgage loan provisions constituted by credit risk portfolio in the year;

	Changes in provisions constituted by portfolio in the year		
	Group Evaluation		
Residential mortgage loans	Normal Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$
Balance as of January 1, 2023	15,154	14,149	29,303
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	4,191	884	5,075
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal group to Non-Complying group	(4,050)	8,494	4,444
Transfer from Non-Complying group to Normal group	315	(1,901)	(1,586)
New assets originated	1,947	90	2,037
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,369)	(2,889)	(4,258)
Provisions for write-offs	—	(1,009)	(1,009)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2023	**16,188**	**17,818**	**34,006**

| Residential mortgage loans | Changes in provisions constituted by portfolio in the year | | |
| | Group Evaluation | | |
	Normal Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$
Balance as of January 1, 2022	9,512	21,219	30,731
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	6,228	1,559	7,787
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal group to Non-Complying group	(2,537)	6,435	3,898
Transfer from Non-Complying group to Normal group	1,773	(10,431)	(8,658)
New assets originated	1,334	280	1,614
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,156)	(3,241)	(4,397)
Provisions for write-offs	—	(1,672)	(1,672)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2022	**15,154**	**14,149**	**29,303**

Banco de Chile and Subsidiaries

Summary of changes in consumer loan provisions constituted by credit risk portfolio in the year;

Consumer loans	Changes in provisions constituted by portfolio in the year		
	Group Evaluation		
	Normal Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$
Balance as of January 1, 2023	200,043	134,846	334,889
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	16,274	187,408	203,682
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal group to Non-Complying group	(136,022)	178,062	42,040
Transfer from Non-Complying group to Normal group	10,646	(33,033)	(22,387)
New assets originated	126,858	92,820	219,678
New credits for conversion of contingent to loan	81,701	3,970	85,671
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(86,983)	(209,362)	(296,345)
Provisions for write-offs	—	(200,849)	(200,849)
Recovery of written-off loans	2,345	—	2,345
Changes to models and assumptions	—	—	—
Foreign exchange differences	11	22	33
Other changes in allowances	—	—	—
Balance as of December 31, 2023	**214,873**	**153,884**	**368,757**

	Changes in provisions constituted by portfolio in the year		
	Group Evaluation		
	Normal Portfolio	Non-Complying Portfolio	Total
Consumer loans	MCh$	MCh$	MCh$
Balance as of January 1, 2022	142,634	127,996	270,630
Allowances established/ released:			
Change in measurement without portfolio reclassification during the year	83,308	109,783	193,091
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):			
Transfer from Normal group to Non-Complying group	(84,107)	116,954	32,847
Transfer from Non-Complying group to Normal group	7,923	(36,693)	(28,770)
New assets originated	99,205	45,329	144,534
New credits for conversion of contingent to loan	3,699	528	4,227
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(58,447)	(121,642)	(180,089)
Provisions for write-offs	(7)	(107,605)	(107,612)
Recovery of written-off loans	6,048	—	6,048
Changes to models and assumptions	—	—	—
Foreign exchange differences	(213)	196	(17)
Other changes in allowances	—	—	—
Balance as of December 31, 2022	**200,043**	**134,846**	**334,889**

Banco de Chile and Subsidiaries

Summary of changes in contingent credit risk provisions constituted by credit risk portfolio in the year;

Contingent loan exposure	Changes in provisions constituted by portfolio in the year					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Balance as of January 1, 2023	31,717	4,658	10,925	4,018	6,059	57,377
Provisions established/ released:						
Change in measurement without portfolio reclassification during the year	(933)	(287)	(37)	(26)	(617)	(1,900)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):						
Transfer from Normal individual to Substandard	(371)	—	783	—	—	412
Transfer from Normal individual to Non-Complying individual	(7)	—	—	313	—	306
Transfer from Substandard to Non-Complying individual	—	—	(391)	1,842	—	1,451
Transfer from Substandard to Normal individual	1,131	—	(3,493)	—	—	(2,362)
Transfer from Non-Complying individual to Substandard	—	—	2	(65)	—	(63)
Transfer from Non-Complying individual to Normal individual	—	—	—	(45)	—	(45)
Transfer from Normal group to Non-Complying group	—	(111)	—	—	2,164	2,053
Transfer from Non-Complying group to Normal group	—	4	—	—	(2,811)	(2,807)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	52	(43)	1	5	(11)	4
New contingent loan granted	30,168	1,567	11,696	1,463	587	45,481
Contingent credits for conversion	(235)	(349)	(60)	(222)	(316)	(1,182)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	223	1	(172)	—	73	125
Other changes in provisions	(19,723)	(473)	(15,237)	(1,181)	(1,009)	(37,623)
Balance as of December 31, 2023	**42,022**	**4,967**	**4,017**	**6,102**	**4,119**	**61,227**

Contingent loan exposure	Changes in provisions constituted by portfolio in the year					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2022	34,785	4,371	4,297	1,280	9,253	53,986
Provisions established/ released:						
Change in measurement without portfolio reclassification during the year	1,555	6,226	(784)	(11)	(2)	6,984
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):						
Transfer from Normal individual to Substandard	(2,226)	—	7,201	—	—	4,975
Transfer from Normal individual to Non-Complying individual	(97)	—	—	1,419	—	1,322
Transfer from Substandard to Non-Complying individual	—	—	(497)	5,920	—	5,423
Transfer from Substandard to Normal individual	45	—	(59)	—	—	(14)
Transfer from Non-Complying individual to Substandard	—	—	1	(17)	—	(16)
Transfer from Non-Complying individual to Normal individual	1	—	—	(37)	—	(36)
Transfer from Normal group to Non-Complying group	—	(136)	—	—	1,790	1,654
Transfer from Non-Complying group to Normal group	—	79	—	—	(5,697)	(5,618)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	130	(91)	81	2	(6)	116
New contingent loan granted	33,913	2,275	8,770	158	1,460	46,576
Contingent credits for conversion	(386)	(1,172)	(57)	(11)	(12)	(1,638)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	(274)	4	(11)	(2)	33	(250)
Other changes in provisions	(35,729)	(6,898)	(8,017)	(4,683)	(760)	(56,087)
Balance as of December 31, 2022	**31,717**	**4,658**	**10,925**	**4,018**	**6,059**	**57,377**

‹ 333 ›

In addition to these provisions for credit risk, country risk provisions are maintained to cover foreign operations and additional provisions agreed by the Board of Directors, which are presented in liabilities under the item Special provisions for credit risk (See Note No. 26).

Other disclosures:

As of December 31, 2023, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,573,423 million (Ch$3,297,016 million in December 2022).

Banco de Chile and Subsidiaries

(g) Industry sector:

At the closing of each reporting year, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure			
	Domestic loans		Foreign loans	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks	**2,100,933**	**1,801,100**	**418,998**	**373,692**
Commercial loans				
Agriculture and livestock	787,718	797,020	—	—
Fruit	645,470	663,000	—	—
Forestry	101,243	102,427	—	—
Fishing	26,296	30,492	—	—
Mining	417,025	314,851	—	—
Oil and natural gas	416	1,011	—	—
Product manufacturing industries;				
Foods, beverages and tobacco	512,732	594,583	—	—
Textiles, leather goods and footwear	33,011	33,130	—	—
Woods and furnitures	78,287	105,502	—	—
Cellulose, Paper and printing	16,715	20,849	—	—
Chemicals and petroleum products	298,712	365,185	—	—
Metal, non-metal, machine or others	551,244	574,024	—	—
Electricity, gas and water	438,098	463,529	1,326	—
Residential construction	262,452	270,049	—	—
Non-residential construction (office, civil engineering)	407,175	355,453	—	—
Wholesale	1,794,264	2,034,520	—	—
Retail, restaurants and hotels	1,011,484	1,039,471	—	6,752
Transport and storage	1,101,603	1,208,622	—	—
Communications	102,052	232,694	—	—
Financial services	3,219,723	2,990,382	—	—
Business services	1,969,605	1,998,911	—	19,425
Real estate services	3,359,135	3,338,119	19,931	3,367
Student loans	56,636	59,594	—	—
Government administration, defence and police force	21,434	26,136	—	—
Social services and other community services	899,492	832,236	—	—
Personal services	1,857,835	1,804,376	—	—
Subtotal	**19,969,857**	**20,256,166**	**21,257**	**29,544**
Residential mortgage loans	**12,303,154**	**11,416,154**	**—**	**—**
Consumer loans	**5,306,436**	**4,992,940**	**—**	**—**
Contingent loan exposure	**13,547,435**	**12,890,795**	**—**	**—**

| | Total 2023 MCh$ | Total 2022 MCh$ | Allowances Established | | | | Total 2023 MCh$ | Total 2022 MCh$ |
| | | | Domestic loans | | Foreign loans | | | |
			2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$		
	2,519,931	**2,174,792**	**—**	**—**	**(751)**	**(677)**	**(751)**	**(677)**
	787,718	797,020	(12,486)	(15,876)	—	—	(12,486)	(15,876)
	645,470	663,000	(10,933)	(13,980)	—	—	(10,933)	(13,980)
	101,243	102,427	(2,788)	(2,515)	—	—	(2,788)	(2,515)
	26,296	30,492	(2,543)	(2,966)	—	—	(2,543)	(2,966)
	417,025	314,851	(4,227)	(2,124)	—	—	(4,227)	(2,124)
	416	1,011	(10)	(19)	—	—	(10)	(19)
	512,732	594,583	(13,658)	(16,315)	—	—	(13,658)	(16,315)
	33,011	33,130	(865)	(839)	—	—	(865)	(839)
	78,287	105,502	(2,065)	(2,532)	—	—	(2,065)	(2,532)
	16,715	20,849	(721)	(962)	—	—	(721)	(962)
	298,712	365,185	(6,516)	(6,568)	—	—	(6,516)	(6,568)
	551,244	574,024	(12,082)	(11,097)	—	—	(12,082)	(11,097)
	439,424	463,529	(3,908)	(4,880)	(57)	—	(3,965)	(4,880)
	262,452	270,049	(9,369)	(11,518)	—	—	(9,369)	(11,518)
	407,175	355,453	(11,125)	(9,938)	—	—	(11,125)	(9,938)
	1,794,264	2,034,520	(49,374)	(58,705)	—	—	(49,374)	(58,705)
	1,011,484	1,046,223	(38,314)	(47,644)	—	(547)	(38,314)	(48,191)
	1,101,603	1,208,622	(20,777)	(22,654)	—	—	(20,777)	(22,654)
	102,052	232,694	(2,395)	(3,439)	—	—	(2,395)	(3,439)
	3,219,723	2,990,382	(28,040)	(30,132)	—	—	(28,040)	(30,132)
	1,969,605	2,018,336	(51,697)	(58,868)	—	(830)	(51,697)	(59,698)
	3,379,066	3,341,486	(20,378)	(26,399)	(1,066)	(144)	(21,444)	(26,543)
	56,636	59,594	(5,093)	(4,555)	—	—	(5,093)	(4,555)
	21,434	26,136	(288)	(453)	—	—	(288)	(453)
	899,492	832,236	(14,483)	(16,608)	—	—	(14,483)	(16,608)
	1,857,835	1,804,376	(40,947)	(41,093)	—	—	(40,947)	(41,093)
	19,991,114	**20,285,710**	**(365,082)**	**(412,679)**	**(1,123)**	**(1,521)**	**(366,205)**	**(414,200)**
	12,303,154	**11,416,154**	**(34,006)**	**(29,303)**	**—**	**—**	**(34,006)**	**(29,303)**
	5,306,436	**4,992,940**	**(368,757)**	**(334,889)**	**—**	**—**	**(368,757)**	**(334,889)**
	13,547,435	**12,890,795**	**(61,227)**	**(57,377)**	**—**	**—**	**(61,227)**	**(57,377)**

335

Banco de Chile and Subsidiaries

(h) Residential mortgage loans and its provisions established by insolvent tranche of the loan on the value of the mortgage guarantee (PVG) and days of default respectively:

As of December 31, 2023

Loan Tranche / Guarantee Value (%)	Residential mortgage loans (MCh$)					
	Days in default at the end of the year					
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG < = 40%	1,681,930	24,754	10,259	5,119	12,398	1,734,460
40% < PVG < = 80%	9,095,085	198,906	85,417	38,587	106,142	9,524,137
80% < PVG < = 90%	504,787	12,757	5,103	3,610	8,395	534,652
PVG > 90%	501,652	2,272	1,231	454	4,296	509,905
Total	**11,783,454**	**238,689**	**102,010**	**47,770**	**131,231**	**12,303,154**

As of December 31, 2022

Loan Tranche / Guarantee Value (%)	Residential mortgage loans (MCh$)					
	Days in default at the end of the year					
	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG < = 40%	1,502,626	17,899	7,901	3,159	9,253	1,540,838
40% < PVG < = 80%	8,562,729	143,340	54,539	24,873	71,357	8,856,838
80% < PVG < = 90%	634,977	10,144	5,605	2,493	4,185	657,404
PVG > 90%	354,689	1,711	545	152	3,977	361,074
Total	**11,055,021**	**173,094**	**68,590**	**30,677**	**88,772**	**11,416,154**

Allowances established of Residential mortgage loans (MCh$)					
Days in default at the end of the year					
0	1 to 29	30 to 59	60 to 89	> = 90	Total
(1,265)	(341)	(289)	(179)	(688)	(2,762)
(10,392)	(3,541)	(2,619)	(1,491)	(6,235)	(24,278)
(1,662)	(477)	(430)	(379)	(1,423)	(4,371)
(1,490)	(82)	(67)	(20)	(936)	(2,595)
(14,809)	**(4,441)**	**(3,405)**	**(2,069)**	**(9,282)**	**(34,006)**

Allowances established of Residential mortgage loans (MCh$)					
Days in default at the end of the year					
0	1 to 29	30 to 59	60 to 89	> = 90	Total
(1,187)	(246)	(224)	(119)	(506)	(2,282)
(9,857)	(2,689)	(1,815)	(1,028)	(4,271)	(19,660)
(2,291)	(429)	(423)	(302)	(788)	(4,233)
(2,053)	(108)	(35)	(30)	(902)	(3,128)
(15,388)	**(3,472)**	**(2,497)**	**(1,479)**	**(6,467)**	**(29,303)**

Banco de Chile and Subsidiaries

(i) Loans and advances to Banks and Commercial loans and their allowances established by classification category:

Below is the concentration of loans and advances to banks and commercial loans and their provisions constituted by classification category:

As of December 31, 2023	Individual											
	Normal Portfolio							Substandard Portfolio				
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks												
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	205,362	—	—	—	205,362	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	18,158	179,044	11,553	4,372	—	509	213,636	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	18,158	179,044	216,915	4,372	—	509	418,998	—	—	—	—	—
Allowances established	7	147	474	77	—	46	751	—	—	—	—	—
% Allowances established	0,04%	0,08%	0,22%	1,76%	—	9,04%	0,18%	—	—	—	—	—
Commercial loans												
Commercial loans	—	1,216,977	1,912,516	2,298,992	3,333,215	2,093,899	10,855,599	122,172	33,525	23,759	5,788	185,244
Chilean exports foreign trade loans	—	147,251	361,058	200,803	250,515	162,400	1,122,027	2,429	2,709	534	—	5,672
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	94	94	—	—	—	—	—
Chilean imports foreign trade loans	—	9,724	75,779	170,551	126,062	147,851	529,967	6,437	147	—	—	6,584
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	5,022	8,922	30,953	18,244	22,068	85,209	1,744	2,804	188	93	4,829
Credit card debtors	—	390	1,667	3,183	8,116	7,997	21,353	657	355	20	24	1,056
Factoring transactions	2,824	82,284	140,881	88,002	146,089	98,236	558,316	5,258	—	—	—	5,258
Commercial lease transactions	—	57,799	50,596	348,083	512,701	493,379	1,462,558	21,050	6,150	4,462	355	32,017
Student loans	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	375	1,752	1,085	2,068	2,137	7,417	137	55	3	—	195
Subtotal	2,824	1,519,822	2,553,171	3,141,652	4,397,010	3,028,061	14,642,540	159,884	45,745	28,966	6,260	240,855
Allowances established	1	941	4,094	29,970	42,675	71,004	148,685	3,436	1,515	3,883	483	9,317
% Allowances established	0.04%	0.06%	0.16%	0.95%	0.97%	2.34%	1.02%	2.15%	3.31%	13.41%	7.72%	3.87%

	Individual								Group			Provisions of deductible warranties Fogape Covid 19
	Non-Complying Portfolio						Subtotal	Total	Portfolio Normal	Portfolio Non-Complying	Total	Total	
	C1	C2	C3	C4	C5	C6							
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	205,362	—	—	—	205,362	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	213,636	—	—	—	213,636	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	418,998	—	—	—	418,998	—
	—	—	—	—	—	—	—	751	—	—	—	751	—
	—	—	—	—	—	—	—	0,18%	—	—	—	0,18%	—
	64,783	47,719	20,668	21,351	15,543	27,297	197,361	11,238,204	3,910,753	321,133	4,231,886	15,470,090	8,604
	204	—	276	2,898	324	2,820	6,522	1,134,221	3,629	158	3,787	1,138,008	—
	—	—	—	—	—	—	—	94	—	—	—	94	—
	346	—	—	15	260	1,481	2,102	538,653	41,565	2,545	44,110	582,763	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	329	1,780	71	129	409	1,021	3,739	93,777	90,883	1,855	92,738	186,515	—
	135	72	61	104	213	448	1,033	23,442	71,726	8,537	80,263	103,705	—
	59	9	—	—	—	385	453	564,027	39,021	183	39,204	603,231	—
	3,227	27,316	1,221	3,140	412	209	35,525	1,530,100	277,280	13,686	290,966	1,821,066	527
	—	—	—	—	—	—	—	—	52,521	4,114	56,635	56,635	—
	217	78	93	336	1,233	7,247	9,204	16,816	10,895	1,296	12,191	29,007	—
	69,300	76,974	22,390	27,973	18,394	40,908	255,939	15,139,334	4,498,273	353,507	4,851,780	19,991,114	—
	1,386	7,697	5,597	11,190	11,957	36,818	74,645	232,647	36,590	87,837	124,427	357,074	9,131
	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	29.17%	1.54%	0.81%	24.85%	2.56%	1.79%	

339

Banco de Chile and Subsidiaries

As of December 31, 2022	Individual											
	Normal Portfolio							Substandard Portfolio				
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks												
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	186,660	—	—	—	186,660	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	78	149,694	32,530	4,251	—	—	186,553	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	479	—	—	—	—	479	—	—	—	—	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	78	150,173	219,190	4,251	—	—	373,692	—	—	—	—	—
Allowances established	—	124	479	74	—	—	677	—	—	—	—	—
% Allowances established	—	0,08%	0,22%	1,74%	—	—	0,18%	—	—	—	—	—
Commercial loans												
Commercial loans	—	1,326,655	2,066,763	2,372,591	3,522,434	1,979,393	11,267,836	125,517	43,693	46,476	11,475	227,161
Chilean exports foreign trade loans	—	297,323	142,624	123,281	224,505	153,745	941,478	3,915	—	650	—	4,565
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	2,621	94	2,715	—	—	—	—	—
Chilean imports foreign trade loans	—	95,894	88,440	159,031	150,348	145,251	638,964	9,602	124	—	—	9,726
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	89	17,733	29,339	13,264	18,429	78,854	2,396	2,439	269	156	5,260
Credit card debtors	26	314	1,677	2,778	6,456	6,984	18,235	509	288	24	54	875
Factoring transactions	9,352	129,798	117,954	124,105	88,514	119,959	589,682	4,249	6	—	—	4,255
Commercial lease transactions	—	60,749	49,668	362,068	442,247	500,286	1,415,018	19,754	5,305	9,602	389	35,050
Student loans	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	377	1,265	1,161	2,053	1,695	6,551	73	149	6	96	324
Subtotal	9,378	1,911,199	2,486,124	3,174,354	4,452,442	2,925,836	14,959,333	166,015	52,004	57,027	12,170	287,216
Allowances established	3	1,391	4,031	28,379	44,647	74,016	152,467	3,758	4,222	10,828	1,989	20,797
% Allowances established	0.03%	0.07%	0.16%	0.89%	1.00%	2.53%	1.02%	2.26%	8.12%	18.99%	16.34%	7.24%

	Individual								Group				Provisions of deductible warranties Fogape Covid 19
	Non-Complying Portfolio								Portfolio Normal	Portfolio Non-Complying			
	C1	C2	C3	C4	C5	C6	Subtotal	Total			Total	Total	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	186,660	—	—	—	186,660	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	186,553	—	—	—	186,553	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	479	—	—	—	479	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	373,692	—	—	—	373,692	—
	—	—	—	—	—	—	—	677	—	—	—	677	—
	—	—	—	—	—	—	—	0,18%	—	—	—	0,18%	—
	40,585	21,608	24,175	28,604	11,857	35,361	162,190	11,657,187	3,946,954	267,428	4,214,382	15,871,569	31,986
	448	9	2,263	1,286	351	1,623	5,980	952,023	3,857	533	4,390	956,413	—
	—	—	—	—	—	—	—	2,715	—	—	—	2,715	—
	621	435	—	128	188	2,595	3,967	652,657	43,915	1,843	45,758	698,415	—
	—	—	—	—	—	—	—	—	—	—	—	—	—
	316	1,595	114	163	105	380	2,673	86,787	87,728	1,144	88,872	175,659	—
	101	15	59	69	148	257	649	19,759	61,911	5,153	67,064	86,823	—
	—	7	—	11	185	251	454	594,391	34,074	53	34,127	628,518	—
	1,249	25,830	1,485	2,298	468	62	31,392	1,481,460	290,772	9,162	299,934	1,781,394	757
	—	—	—	—	—	—	—	—	56,542	3,052	59,594	59,594	—
	179	80	84	2,475	629	3,910	7,357	14,232	9,088	1,290	10,378	24,610	—
	43,499	49,579	28,180	35,034	13,931	44,439	214,662	15,461,211	4,534,841	289,658	4,824,499	20,285,710	—
	870	4,958	7,045	14,014	9,055	39,993	75,935	249,199	42,021	90,237	132,258	381,457	32,743
	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	35.37%	1.61%	0.93%	31.15%	2.74%	1.88%	

< 341 >

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(j) Loans and their provisions for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

As of December 31, 2023	Financial assets before allowances					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Loans and advances to Banks						
0 days	331,230	—	—	—	—	331,230
1 to 29 days	87,768	—	—	—	—	87,768
30 to 59 days	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—
Subtotal	418,998	—	—	—	—	418,998
Commercial loans						
0 days	14,476,238	4,327,340	197,115	90,648	94,559	19,185,900
1 to 29 days	153,429	117,335	26,506	9,799	28,281	335,350
30 to 59 days	12,857	42,252	13,106	18,285	28,894	115,394
60 to 89 days	16	11,346	4,128	8,628	21,846	45,964
> = 90 days	—	—	—	128,579	179,927	308,506
Subtotal	14,642,540	4,498,273	240,855	255,939	353,507	19,991,114
Residential mortgage loans						
0 days	—	11,732,316	—	—	51,138	11,783,454
1 to 29 days	—	208,412	—	—	30,277	238,689
30 to 59 days	—	74,184	—	—	27,826	102,010
60 to 89 days	—	29,188	—	—	18,582	47,770
> = 90 days	—	—	—	—	131,231	131,231
Subtotal	—	12,044,100	—	—	259,054	12,303,154
Consumer loans						
0 days	—	4,767,941	—	—	91,079	4,859,020
1 to 29 days	—	178,082	—	—	28,154	206,236
30 to 59 days	—	61,487	—	—	32,197	93,684
60 a 89 days	—	22,661	—	—	27,971	50,632
> = 90 days	—	—	—	—	96,864	96,864
Subtotal	—	5,030,171	—	—	276,265	5,306,436
Total Loans	**15,061,538**	**21,572,544**	**240,855**	**255,939**	**888,826**	**38,019,702**

| | Allowances established | | | | | | | | |
| | Normal Portfolio Evaluation | | Substandard Portfolio Evaluation | Non-Complying Portfolio Evaluation | | | Deductible Warranties FOGAPE Covid-19 | | Net Financial Assets |
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Sub Total MCh$	MCh$	Total MCh$	MCh$
	(687)	—	—	—	—	(687)	—	(687)	
	(64)	—	—	—	—	(64)	—	(64)	
	—	—	—	—	—	—	—	—	
	—	—	—	—	—	—	—	—	
	—	—	—	—	—	—	—	—	
	(751)	—	—	—	—	(751)	—	(751)	418,247
	(146,690)	(28,206)	(8,043)	(20,577)	(19,228)	(222,744)	(8,700)	(231,444)	
	(1,805)	(3,913)	(894)	(1,502)	(5,176)	(13,290)	(175)	(13,465)	
	(189)	(3,012)	(339)	(3,236)	(5,519)	(12,295)	(89)	(12,384)	
	(1)	(1,459)	(41)	(978)	(4,313)	(6,792)	(14)	(6,806)	
	—	—	—	(48,352)	(53,601)	(101,953)	(153)	(102,106)	
	(148,685)	(36,590)	(9,317)	(74,645)	(87,837)	(357,074)	(9,131)	(366,205)	19,624,909
	—	(11,327)	—	—	(3,482)	(14,809)	—	(14,809)	
	—	(2,526)	—	—	(1,915)	(4,441)	—	(4,441)	
	—	(1,504)	—	—	(1,901)	(3,405)	—	(3,405)	
	—	(831)	—	—	(1,238)	(2,069)	—	(2,069)	
	—	—	—	—	(9,282)	(9,282)	—	(9,282)	
	—	(16,188)	—	—	(17,818)	(34,006)	—	(34,006)	12,269,148
	—	(157,194)	—	—	(46,179)	(203,373)	—	(203,373)	
	—	(30,683)	—	—	(15,171)	(45,854)	—	(45,854)	
	—	(17,854)	—	—	(19,548)	(37,402)	—	(37,402)	
	—	(9,142)	—	—	(15,796)	(24,938)	—	(24,938)	
	—	—	—	—	(57,190)	(57,190)	—	(57,190)	
	—	(214,873)	—	—	(153,884)	(368,757)	—	(368,757)	4,937,679
	(149,436)	**(267,651)**	**(9,317)**	**(74,645)**	**(259,539)**	**(760,588)**	**(9,131)**	**(769,719)**	**37,249,983**

343

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As of December 31, 2022	Financial assets before allowances					
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		Total
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$	Total MCh$
Loans and advances to Banks						
0 days	271,125	—	—	—	—	271,125
1 to 29 days	102,567	—	—	—	—	102,567
30 to 59 days	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—
Subtotal	373,692	—	—	—	—	373,692
Commercial loans						
0 days	14,830,653	4,390,886	244,263	90,196	77,668	19,633,666
1 to 29 days	120,380	99,476	22,410	29,696	24,008	295,970
30 to 59 days	7,560	34,552	17,302	14,375	22,225	96,014
60 to 89 days	740	9,927	3,241	7,907	14,886	36,701
> = 90 days	—	—	—	72,488	150,871	223,359
Subtotal	14,959,333	4,534,841	287,216	214,662	289,658	20,285,710
Residential mortgage loans						
0 days	—	11,002,441	—	—	52,580	11,055,021
1 to 29 days	—	149,652	—	—	23,442	173,094
30 to 59 days	—	50,866	—	—	17,724	68,590
60 to 89 days	—	17,460	—	—	13,217	30,677
> = 90 days	—	—	—	—	88,772	88,772
Subtotal	—	11,220,419	—	—	195,735	11,416,154
Consumer loans						
0 days	—	4,535,528	—	—	74,062	4,609,590
1 to 29 days	—	162,285	—	—	20,345	182,630
30 to 59 days	—	52,836	—	—	24,344	77,180
60 a 89 days	—	19,915	—	—	21,236	41,151
> = 90 days	—	—	—	—	82,389	82,389
Subtotal	—	4,770,564	—	—	222,376	4,992,940
Total Loans	**15,333,025**	**20,525,824**	**287,216**	**214,662**	**707,769**	**37,068,496**

| | Allowances established | | | | | | | | |
| | Normal Portfolio Evaluation | | Substandard Portfolio Evaluation | Non-Complying Portfolio Evaluation | | Sub Total MCh$ | Deductible Warranties FOGAPE Covid-19 MCh$ | Total MCh$ | Net Financial Assets MCh$ |
	Individual MCh$	Group MCh$	Individual MCh$	Individual MCh$	Group MCh$				
	(549)	—	—	—	—	(549)	—	(549)	
	(128)	—	—	—	—	(128)	—	(128)	
	—	—	—	—	—	—	—	—	
	—	—	—	—	—	—	—	—	
	—	—	—	—	—	—	—	—	
	(677)	—	—	—	—	(677)	—	(677)	373,015
	(150,565)	(34,657)	(18,649)	(24,619)	(20,625)	(249,115)	(31,595)	(280,710)	
	(1,672)	(3,878)	(1,345)	(6,236)	(5,980)	(19,111)	(545)	(19,656)	
	(174)	(2,312)	(741)	(5,171)	(5,636)	(14,034)	(193)	(14,227)	
	(56)	(1,174)	(62)	(3,676)	(4,049)	(9,017)	(81)	(9,098)	
	—	—	—	(36,233)	(53,947)	(90,180)	(329)	(90,509)	
	(152,467)	(42,021)	(20,797)	(75,935)	(90,237)	(381,457)	(32,743)	(414,200)	19,871,510
	—	(11,364)	—	—	(4,024)	(15,388)	—	(15,388)	
	—	(1,908)	—	—	(1,564)	(3,472)	—	(3,472)	
	—	(1,349)	—	—	(1,148)	(2,497)	—	(2,497)	
	—	(533)	—	—	(946)	(1,479)	—	(1,479)	
	—	—	—	—	(6,467)	(6,467)	—	(6,467)	
	—	(15,154)	—	—	(14,149)	(29,303)	—	(29,303)	11,386,851
	—	(151,281)	—	—	(45,533)	(196,814)	—	(196,814)	
	—	(25,429)	—	—	(12,424)	(37,853)	—	(37,853)	
	—	(15,414)	—	—	(15,709)	(31,123)	—	(31,123)	
	—	(7,919)	—	—	(12,437)	(20,356)	—	(20,356)	
	—	—	—	—	(48,743)	(48,743)	—	(48,743)	
	—	(200,043)	—	—	(134,846)	(334,889)	—	(334,889)	4,658,051
	(153,144)	**(257,218)**	**(20,797)**	**(75,935)**	**(239,232)**	**(746,326)**	**(32,743)**	**(779,069)**	**36,289,427**

345

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(k) Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable [*]	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
Within one year	610,657	583,321	(88,444)	(76,614)	522,213	506,707
From 1 to 2 years	453,713	433,397	(63,079)	(55,714)	390,634	377,683
From 2 to 3 years	301,560	294,728	(38,839)	(35,133)	262,721	259,595
From 3 to 4 years	199,376	191,083	(25,018)	(22,481)	174,358	168,602
From 4 to 5 years	133,011	134,590	(17,248)	(15,614)	115,763	118,976
After 5 years	383,050	378,280	(36,064)	(33,166)	346,986	345,114
Total	**2,081,367**	**2,015,399**	**(268,692)**	**(238,722)**	**1,812,675**	**1,776,677**

[*]   The net balance receivable does not include past-due portfolio totaling Ch$8,771 million as of December 31, 2023 (Ch$5,220 million in December 2022).

The Bank maintains financial lease operations associated with movable assets, vehicles, industrial machinery, transportation equipment and real estate. These leases contracts have an average term between 2 and 15 years.

(l)   Purchase of loan portfolio:

During the year ended as of December 31, 2023 and the year 2022 no portfolio purchases were made.

(m) Sale or transfer of loans from the loan portfolio:

During the year 2023 and 2022, the following sale were made:

	2023			
	Carrying amount MCh$	Allowances MCh$	Sale price MCh$	Effect on income (loss) gain MCh$
Sale of current loans	17,007	(342)	17,007	342
Sale of written – off loans	—	—	—	—
Total	**17,007**	**(342)**	**17,007**	**342**

	2022			
	Carrying amount MCh$	Allowances MCh$	Sale price MCh$	Effect on income (loss) gain MCh$
Sale of current loans	7,908	(1,630)	7,908	1,630
Sale of written – off loans	—	—	—	—
Total	**7,908**	**(1,630)**	**7,908**	**1,630**

(n) Securitization of own assets:

During the year 2023 and 2022, there is no securitization transactions executed involving its own assets.

14. INVESTMENTS IN OTHER COMPANIES:

(a) In the item "Investments in other companies" include investments of Ch$76,994 million as of December 31, 2023 (Ch$62,211 million as of December 31, 2022), as follows:

Company	Shareholder	% Ownership Interest		Assets	
		2023	2022	2023	2022
		%	%	MCh$	MCh$
Associates					
Transbank S.A.	Banco de Chile	26.16	26.16	36,084	29,015
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	4,862	5,172
Redbanc S.A.	Banco de Chile	38.13	38.13	4,783	4,400
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	4,285	4,366
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,394	2,066
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	1,803	1,662
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,199	1,145
Subtotal Associates				55,410	47,826
Joint Ventures					
Servipag Ltda.	Banco de Chile	50.00	50.00	7,832	6,831
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,840	1,520
Subtotal Joint Ventures				9,672	8,351
Subtotal				65,082	56,177
Minority Investments					
Holding Bursátil Regional S.A.[(*) (***)]	Banchile Corredores de Bolsa			10,243	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)[(***)]	Banco de Chile			1,286	309
Bolsa Electrónica de Chile, Bolsa de Valores [(***)]	Banchile Corredores de Bolsa			350	350
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile			25	25
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa			8	8
Bolsa de Comercio de Santiago, Bolsa de Valores [(*) (**)]	Banchile Corredores de Bolsa			—	5,342
Subtotal Minority Investments				11,912	6,034
Total				**76,994**	**62,211**

(*) On November 14, 2023, the merger with Sociedad de Infraestructuras de Mercado S.A. ("SIM") was materialized, being Holding Bursátil Regional S.A. the successor of all its rights and obligations. Additionally, on the same date, a capital increase of the company was carried out, through the contribution of 3,000,000 shares issued by the Santiago Stock Exchange, Stock Market.

(**) On March 1, 2023, the division of the Bolsa de Comercio de Santiago (Santiago Stock Exchange) was materialized, remaining as the continuing entity and establishing from it the Sociedad de Infraestructuras de Mercado S.A. ("SIM").

(***) Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9

〈 347 〉

Banco de Chile and Subsidiaries

(b) The change of investments in companies registered under the equity method in the years of 2023 and 2022, are as follows:

	2023	2022
	MCh$	MCh$
Balance as of January 1,	56,177	46,923
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	13,409	13,031
Dividends received	(4,675)	(3,622)
Others	171	(155)
Total	**65,082**	**56,177**

(c) During the year ended as of December 31, 2023 and 2022 no impairment has incurred in these investments.

(d) Summarized Financial Information of Associates and Joint Ventures

	Associates		
December 2023	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.
	MCh$	MCh$	MCh$
Current assets	6,380	841	104
Non-current assets	10,983	8,377	8,834
Total Assets	**17,363**	**9,218**	**8,938**
Current liabilities	3,034	899	525
Non-current liabilities	247	496	—
Total Liabilities	**3,281**	**1,395**	**525**
Equity	14,082	7,823	8,413
Minority interest	—	—	—
Total Liabilities and Equity	**17,363**	**9,218**	**8,938**
Operating income	8,973	5,116	14
Operating expenses	(2,812)	(4,823)	(50)
Other expenses or income	589	345	1,754
Gain (loss) before tax	**6,750**	**638**	**1,718**
Income tax	(1,692)	(66)	—
Gain for the year	**5,058**	**572**	**1,718**

		Associates			Joint Ventures	
	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Artikos S.A.	Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	11,054	1,362,961	66,716	21,042	3,768	84,569
	16,275	164,518	867	12,760	1,724	18,137
	27,329	**1,527,479**	**67,583**	**33,802**	**5,492**	**102,706**
	11,625	1,355,563	47,242	18,768	1,898	82,503
	3,236	36,641	—	766	406	4,539
	14,861	**1,392,204**	**47,242**	**19,534**	**2,304**	**87,042**
	12,468	135,275	20,341	14,259	3,188	15,664
	—	—	—	9	—	—
	27,329	**1,527,479**	**67,583**	**33,802**	**5,492**	**102,706**
	58,576	969,393	4,818	9,355	5,571	43,709
	(57,847)	(821,426)	(2,540)	(8,667)	(3,558)	(39,366)
	127	(113,486)	2,287	743	137	1,503
	856	**34,481**	**4,565**	**1,431**	**2,150**	**5,846**
	(100)	(7,667)	(949)	(430)	(511)	(1,444)
	756	**26,814**	**3,616**	**1,001**	**1,639**	**4,402**

349

Banco de Chile and Subsidiaries

	Associates			
December 2022	Centro de Compensación Automatizado S.A. MCh$	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. MCh$	Sociedad Interbancaria de Depósitos de Valores S.A. MCh$	
Current assets	8,954	6,646	81	
Non-current assets	10,388	1,711	7,637	
Total Assets	**19,342**	**8,357**	**7,718**	
Current liabilities	3,986	1,004	463	
Non-current liabilities	309	—	—	
Total Liabilities	**4,295**	**1,004**	**463**	
Equity	15,047	7,353	7,255	
Minority interest	—	—	—	
Total Liabilities and Equity	**19,342**	**8,357**	**7,718**	
Operating income	7,516	4,550	17	
Operating expenses	(2,612)	(4,279)	(49)	
Other expenses or income	907	667	1,540	
Gain (loss) before tax	**5,811**	**938**	**1,508**	
Income tax	(1,109)	(8)	—	
Gain for the year	**4,702**	**930**	**1,508**	

15. INTANGIBLE ASSETS:

(a) **The composition of intangible assets as of December 31, 2023 and 2022, are as follows:**

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance	
	2023 Years	2022 Years	2023 Years	2022 Years	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
Other independently originated intangible assets	6	6	5	5	322,148	263,268	(184,944)	(156,648)	137,204	106,620
Total					322,148	263,268	(184,944)	(156,648)	137,204	106,620

	Associates				Joint Ventures	
	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Artikos S.A.	Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$	
	14,459	1,359,640	59,946	31,105	2,540	76,085
	16,058	137,505	793	4,459	1,985	14,605
	30,517	**1,497,145**	**60,739**	**35,564**	**4,525**	**90,690**
	17,595	1,385,956	40,113	20,672	1,326	73,923
	1,554	1,427	—	1,670	567	3,105
	19,149	**1,387,383**	**40,113**	**22,342**	**1,893**	**77,028**
	11,368	109,762	20,626	13,213	2,632	13,662
	—	—	—	9	—	—
	30,517	**1,497,145**	**60,739**	**35,564**	**4,525**	**90,690**
	51,851	969,177	4,468	8,882	5,559	40,403
	(50,155)	(835,126)	(2,296)	(8,412)	(3,905)	(36,347)
	264	(103,854)	2,339	877	69	525
	1,960	**30,197**	**4,511**	**1,347**	**1,723**	**4,581**
	(249)	(3,952)	(490)	(473)	(362)	(849)
	1,711	**26,245**	**4,021**	**874**	**1,361**	**3,732**

Banco de Chile and Subsidiaries

(b) The change of intangible assets during the years ended as of December 31, 2023 and 2022, are as follows:

	2023 MCh$	2022 MCh$
Gross Balance		
Balance as of January 1,	263,268	209,432
Acquisition	59,955	56,891
Disposals/ write-downs	(1,050)	(2,751)
Reclassification	—	(182)
Impairment [*]	(25)	(122)
Total	**322,148**	**263,268**
Accumulated Amortization		
Balance as of January 1,	(156,648)	(136,900)
Amortization for the year [**]	(29,346)	(21,502)
Disposals/ write-downs	1,050	1,572
Reclassification	—	182
Impairment [*]	—	—
Total	**(184,944)**	**(156,648)**
Balance Net	**137,204**	**106,620**

[*]   See Note No. 40 Impairment of non-financial assets.
[**] See Note No. 39 Depreciation and Amortization.

NCG 461
4.1

(c) As of December 31, 2023, the Bank maintains Ch$14,869 million (Ch$15,500 million as of December 31, 2022) of assets associated with technological developments.

(d) As of December 31, 2023 and 2022, there are no restrictions on the intangible assets of the Bank. Furthermore, there are no intangible assets held as collateral for the fulfillment of obligations.

16. PROPERTY AND EQUIPMENT:

(a) The properties and equipment as of December 31, 2023 and 2022 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance	
	2023 Years	2022 Years	2023 Years	2022 Years	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
Type of property and equipment:										
Land and Buildings	25	25	18	18	322,766	316,968	(165,286)	(157,810)	157,480	159,158
Equipment	5	5	3	3	256,933	246,706	(221,083)	(203,136)	35,850	43,570
Others	7	7	4	4	61,118	58,890	(52,791)	(51,494)	8,327	7,396
Total					**640,817**	**622,564**	**(439,160)**	**(412,440)**	**201,657**	**210,124**

(b) The changes in properties and equipment as of December 31, 2023 and 2022, are as follows:

	December 2023			
	Land and Buildings MCh$	Equipment MCh$	Others MCh$	Total MCh$
Gross Balance				
Balance as of January 1, 2023	316,968	246,706	58,890	622,564
Additions	10,277	11,136	3,338	24,751
Write-downs and sales of the year	(4,479)	(906)	(1,110)	(6,495)
Impairment [**][***]	—	(3)	—	(3)
Total	**322,766**	**256,933**	**61,118**	**640,817**
Accumulated Depreciation				
Balance as of January 1, 2023	(157,810)	(203,136)	(51,494)	(412,440)
Depreciation of the year [*]	(9,295)	(18,733)	(2,365)	(30,393)
Write-downs and sales of the year	1,819	786	1,068	3,673
Total	**(165,286)**	**(221,083)**	**(52,791)**	**(439,160)**
Balance as of December 31, 2023	**157,480**	**35,850**	**8,327**	**201,657**

	December 2022			
	Land and Buildings MCh$	Equipment MCh$	Others MCh$	Total MCh$
Gross Balance				
Balance as of January 1, 2022	311,279	243,757	56,582	611,618
Additions	6,041	9,823	2,842	18,706
Write-downs and sales of the year	(352)	(6,901)	(498)	(7,751)
Transfers	—	36	(36)	—
Impairment [**]	—	(9)	—	(9)
Total	**316,968**	**246,706**	**58,890**	**622,564**
Accumulated Depreciation				
Balance as of January 1, 2022	(148,645)	(191,334)	(49,319)	(389,298)
Depreciation of the year [*]	(9,228)	(18,650)	(2,701)	(30,579)
Write-downs and sales of the year	63	6,884	490	7,437
Transfers	—	(36)	36	—
Total	**(157,810)**	**(203,136)**	**(51,494)**	**(412,440)**
Balance as of December 31, 2022	**159,158**	**43,570**	**7,396**	**210,124**

(*)   See Note No. 39 Depreciation and Amortization.
(**) See Note No. 40 Impairment of non-financial assets.
(***) Does not include provision for write-off of Property for Ch$1,751 million.

(c) As of December 31, 2023, the Bank records Ch$3,395 million (Ch$5,554 million as of December 31, 2022) in assets under construction.

(d) As of December 31, 2023 and 2022, there are no restrictions on the properties and equipment of the Bank and its subsidiaries. Furthermore, there are no properties and equipment held as collateral for the fulfillment of obligations.

Banco de Chile and Subsidiaries

17. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES:

(a) The composition of the rights over leased assets as of December 31, 2023 and 2022, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
Categories						
Buildings	145,849	144,482	(75,361)	(64,352)	70,488	80,130
Floor space for ATMs	33,060	43,492	(2,669)	(35,735)	30,391	7,757
Improvements to leased properties	30,426	28,595	(22,416)	(21,561)	8,010	7,034
Total	**209,335**	**216,569**	**(100,446)**	**(121,648)**	**108,889**	**94,921**

(b) The changes of the rights over leased assets as of December 31, 2023 and 2022, is as follows:

	December 2023			
	Buildings MCh$	Floor space for ATMs MCh$	Improvements to leased properties MCh$	Total MCh$
Gross Balance				
Balance as of January 1, 2023	144,482	43,492	28,595	216,569
Additions	16,790	31,033	1,993	49,816
Write-downs	(14,935)	(42,821)	(162)	(57,918)
Remeasurement	(488)	(392)	—	(880)
Other incremental	—	1,748	—	1,748
Total	**145,849**	**33,060**	**30,426**	**209,335**
Accumulated Depreciation				
Balance as of January 1, 2023	(64,352)	(35,735)	(21,561)	(121,648)
Depreciation of the year[*]	(21,459)	(9,736)	(1,017)	(32,212)
Write-downs	10,450	42,802	162	53,414
Total	**(75,361)**	**(2,669)**	**(22,416)**	**(100,446)**
Balance as of December 31, 2023	**70,488**	**30,391**	**8,010**	**108,889**

(*) See Note No. 39 Depreciation and Amortization.

Banco de Chile | 130 años

	December 2022			
	Buildings MCh$	Floor space for ATMs MCh$	Improvements to leased properties MCh$	Total MCh$
Gross Balance				
Balance as of January 1, 2022	124,978	42,051	26,066	193,095
Additions	23,930	2,819	2,529	29,278
Write-downs	(4,296)	(1,002)	—	(5,298)
Remeasurement	(130)	(376)	—	(506)
Total	**144,482**	**43,492**	**28,595**	**216,569**
Accumulated Depreciation				
Balance as of January 1, 2022	(46,743)	(25,566)	(20,598)	(92,907)
Depreciation of the year[*]	(19,636)	(11,168)	(963)	(31,767)
Write-downs	2,027	999	—	3,026
Total	**(64,352)**	**(35,735)**	**(21,561)**	**(121,648)**
Balance as of December 31, 2022	**80,130**	**7,757**	**7,034**	**94,921**

(*) See Note No. 39 Depreciation and Amortization.

(c) Below are the future maturities (including unearned interest) of the lease liabilities as of December 31, 2023 and 2022:

	December 2023							
	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Lease associated to:								
Buildings	—	1,737	3,429	12,412	25,178	18,205	15,945	76,906
ATMs	—	641	1,275	5,538	13,932	11,449	15	32,850
Total	**—**	**2,378**	**4,704**	**17,950**	**39,110**	**29,654**	**15,960**	**109,756**

	December 2022							
	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Lease associated to:								
Buildings	—	1,869	3,672	15,954	30,707	19,172	21,533	92,907
ATMs	—	1,098	2,176	4,684	1,138	206	79	9,381
Total	**—**	**2,967**	**5,848**	**20,638**	**31,845**	**19,378**	**21,612**	**102,288**

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Banco de Chile and Subsidiaries

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

(d) The changes of the obligations for lease liabilities and the flows for the years 2023 and 2022 are as follows:

Lease liability	Total cash flow for the year MCh$
Balances as of January 1, 2022	95,670
Liabilities for new lease agreements	16,559
Interest accrued expenses	1,865
Payments of capital and interests	(32,375)
Remeasurement	(506)
Derecognized contracts	(2,020)
Readjustments	10,176
Balances as of December 31, 2022	**89,369**
Liabilities for new lease agreements	43,931
Interest accrued expenses	1,980
Payments of capital and interests	(32,084)
Remeasurement	(880)
Derecognized contracts	(4,714)
Readjustments	3,878
Balances as of December 31, 2023	**101,480**

(e) The future cash flows related to short-term lease agreements in effect as of December 31, 2023 correspond to Ch$4,799 million (Ch$3,483 million as of December 31, 2022).

(f) As of December 31, 2023, the minimum future rental income to be received from operating leases amounts to Ch$15,723 million (Ch$14,578 million as of December 31, 2022).

18. TAXES:

(a) Current Taxes:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2023 and 2022 according to the following detail:

	2023	2022
	MCh$	MCh$
Income tax	298,877	311,532
Less:		
Monthly prepaid taxes	(429,554)	(492,990)
Credit for training expenses	(2,300)	(2,216)
Others	(7,409)	(2,795)
Total Tax Refundable (net)	**(140,386)**	**(186,469)**
Tax rate	27%	27%

357

	2023	2022
	MCh$	MCh$
Current tax assets	141,194	187,401
Current tax liabilities	(808)	(932)
Total tax receivable (payable), net	**140,386**	**186,469**

(b) Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2023 and 2022, are broken down as follows:

	2023	2022
	MCh$	MCh$
Income tax expense:		
Current year tax	268,318	369,711
Tax Previous year	620	2,931
Subtotal	268,938	372,642
(Credit) Debit for deferred taxes:		
Origin and reversal of temporary differences	(3,682)	(104,454)
Subtotal	(3,682)	(104,454)
Others	8,631	7,569
Net charge to income for income taxes	**273,887**	**275,757**

Banco de Chile and Subsidiaries

(c) **Reconciliation of effective tax rate:**

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank's income tax expense as of December 31, 2023 and 2022:

	December 2023		December 2022	
	Tax rate		Tax rate	
	%	MCh$	%	MCh$
Income tax calculated on net income before tax	27.00	409,731	27.00	455,002
Additions or deductions	(3.59)	(54,476)	0.34	5,699
Price-level restatement	(5.39)	(81,809)	(11.60)	(195,421)
Others	0.03	441	0.62	10,477
Effective rate and income tax expense	**18.05**	**273,887**	**16.36**	**275,757**

The effective rate for income tax for the year 2023 is 18.05% (16.36% in December 2022).

(d) **Effect of deferred taxes on income and equity:**

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Consolidated Financial Statements. Below are the debtor and creditor differences as of December 31, 2023:

	Balances as of December 31, 2022 MCh$	Effect on		Balances as of December 31, 2023 MCh$
		Income MCh$	Equity MCh$	
Debit Differences:				
Allowances for loan losses	376,743	(4,476)	—	372,267
Personnel provision	20,228	4,176	—	24,404
Provision of undrawn credit lines	3,429	(246)	—	3,183
Staff vacations provisions	11,139	886	—	12,025
Accrued interests adjustments from impaired loans	10,305	4,632	—	14,937
Staff severance indemnities provision	1,368	(136)	20	1,252
Provision of credit cards expenses	9,146	711	—	9,857
Provision of accrued expenses	11,829	(1,092)	—	10,737
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	3,670	—	(3,393)	277
Leasing	89,821	13,531	—	103,352
Incomes received in advance	9,012	(3,863)	—	5,149
Property and equipment valuation difference	403	2,473	—	2,876
Other adjustments	31,552	(543)	—	31,009
Total Debit Differences	**578,645**	**16,053**	**(3,373)**	**591,325**
Credit Differences:				
Intangible (software and others)	11,340	7,745	—	19,085
Transitory assets	7,953	921	—	8,874
Loans accrued to effective rate	2,441	43	—	2,484
Prepaid expenses	2,688	8,197	—	10,885
Exchange rate difference	3,406	(1,770)	—	1,636
Activated bond placement expense	5,810	(553)	—	5,257
Other adjustments	5,498	(2,212)	—	3,286
Total Credit Differences	**39,136**	**12,371**	**—**	**51,507**
Total, Net	**539,509**	**3,682**	**(3,373)**	**539,818**

‹ 359 ›

Banco de Chile and Subsidiaries

Below are the debtor and creditor differences as of December 31, 2022:

	Balances as of December 31, 2021 MCh$	Effect on		Balances as of December 31, 2022 MCh$
		Income MCh$	Equity MCh$	
Debit differences:				
Allowances for loan losses	317,295	59,448	—	376,743
Personnel provision	14,304	5,924	—	20,228
Provision of undrawn credit lines	4,139	(710)	—	3,429
Staff vacations provisions	9,993	1,146	—	11,139
Accrued interest adjustments from impaired loans	5,073	5,232	—	10,305
Staff severance indemnities provision	345	988	35	1,368
Provisions of credit card expenses	9,774	(628)	—	9,146
Provisions of accrued expenses	12,315	(486)	—	11,829
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	2,927	—	743	3,670
Leasing	52,019	37,802	—	89,821
Incomes received in advance	12,368	(3,356)	—	9,012
Exchange rate difference	4,619	(4,619)	—	—
Property and equipment valuation difference	—	403	—	403
Other adjustments	31,151	401	—	31,552
Total Debit Differences	**476,322**	**101,545**	**778**	**578,645**
Credit differences:				
Intangible (software and others)	10,272	1,068	—	11,340
Property and equipment valuation difference	6,174	(6,174)	—	—
Transitory assets	6,958	995	—	7,953
Loans accrued to effective rate	2,437	4	—	2,441
Prepaid expenses	5,668	(2,980)	—	2,688
Exchange rate difference	—	3,406	—	3,406
Activated bond placement expense	6,444	(634)	—	5,810
Other adjustments	4,092	1,406	—	5,498
Total Credit Differences	**42,045**	**(2,909)**	**—**	**39,136**
Total, Net	**434,277**	**104,454**	**778**	**539,509**

(e) For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank's credit operations and does not consider operations of subsidiary entities that are consolidated in these Consolidated Financial Statements.

(e.1) Loans and advance to banks and Loans to customers as of December 31, 2023	Book value assets (*) MCh$	Tax value assets MCh$	Tax value assets		
			Past-due loans with guarantees MCh$	Past-due loans without guarantees MCh$	Total Past-due loans MCh$
Loans and advance to banks	2,519,180	2,519,931	—	—	—
Commercial loans	17,217,023	17,828,756	41,329	107,464	148,793
Consumer loans	4,937,304	5,331,412	1,206	37,532	38,738
Residential mortgage loans	12,269,148	12,308,025	9,301	586	9,887
Total	**36,942,655**	**37,988,124**	**51,836**	**145,582**	**197,418**

361

(e.1) Loans and advance to banks and Loans to customers as of December 31, 2022	Book value assets (*) MCh$	Tax value assets MCh$	Tax value assets		
			Past-due loans with guarantees MCh$	Past-due loans without guarantees MCh$	Total Past-due loans MCh$
Loans and advance to banks	2,174,115	2,174,792	—	—	—
Commercial loans	17,560,202	18,338,161	28,688	75,561	104,249
Consumer loans	4,657,554	5,824,164	756	28,448	29,204
Residential mortgage loans	11,386,851	11,420,425	7,312	669	7,981
Total	**35,778,722**	**37,757,542**	**36,756**	**104,678**	**141,434**

(*) In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

Banco de Chile and Subsidiaries

(e.2) Provisions on past-due loans	Balance as of January 1, 2023 MCh$	Charge-offs against provisions MCh$	Provisions established MCh$	Provisions released MCh$	Balance as of December 31, 2023 MCh$
Commercial loans	75,561	(75,702)	137,857	(30,252)	107,464
Consumer loans	28,448	(317,350)	345,142	(18,708)	37,532
Residential mortgage loans	669	(2,088)	3,033	(1,028)	586
Total	**104,678**	**(395,140)**	**486,032**	**(49,988)**	**145,582**

(e.2) Provisions on past-due loans	Balance as of January 1, 2022 MCh$	Charge-offs against provisions MCh$	Provisions established MCh$	Provisions released MCh$	Balance as of December 31, 2022 MCh$
Commercial loans	63,604	(46,736)	127,899	(69,206)	75,561
Consumer loans	10,157	(166,355)	194,340	(9,694)	28,448
Residential mortgage loans	363	(4,002)	16,949	(12,641)	669
Total	**74,124**	**(217,093)**	**339,188**	**(91,541)**	**104,678**

(e.3) Charge-offs and recoveries	2023 MCh$	2022 MCh$
Charge-offs Art. 31 No. 4 second subparagraph	28,434	25,524
Write-offs resulting in provisions released	60	125
Recovery or renegotiation of written-off loans	2,139	62,911

(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2023 MCh$	2022 MCh$
Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	60	125

19. OTHER ASSETS:

At the end of each year, the item is composed as follows:

	2023	2022
	MCh$	MCh$
Cash collateral provided for derivative financial transactions	324,899	314,301
Debtors from brokerage of financial instruments	254,360	128,286
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	229,682	59,304
Assets to be leased out as lessor (*)	157,980	94,925
Accounts receivable from third parties	99,416	131,608
Prepaid expenses	67,804	39,744
Income from regular activities from contracts with customers	13,832	6,472
Investment properties	11,763	12,120
Pending transactions	3,330	3,058
Other provided cash collateral	3,323	5,299
Accumulated impairment in respect of other assets receivable	(618)	(882)
Other Assets	20,242	19,882
Total	**1,186,013**	**814,117**

(*)   Correspond to fixed assets to be delivered under the financial lease modality.

‹ 363 ›

20. NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS FOR SALE:

(a)   At the end of each year, the item is composed as follows:

	2023	2022
	MCh$	MCh$
Assets received in lieu of payment or awarded at judicial sale (*)		
Assets awarded at judicial sale	20,012	10,006
Assets received in lieu of payment	1,384	143
Provision for assets received in lieu of payment or awarded	(60)	(25)
Non-current assets for sale		
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	1,555	744
Disposal groups held for sale	—	—
Total	**22,891**	**10,868**

(*)   Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired in this manner does not exceed 20% of the Bank's effective equity.

Banco de Chile and Subsidiaries

(b) The changes of the provision for assets received in lieu of payment during the years 2023 and 2022 are as follows:

Provision for assets received in lieu of payment	MCh$
Balance as of January 1, 2022	79
Provisions used	(641)
Provisions established	587
Provisions released	—
Balance as of December 31, 2022	**25**
Provisions used	(1,032)
Provisions established	1,067
Provisions released	—
Balance as of December 31, 2023	**60**

(c) The Bank does not present liabilities classified in the disposal group for sale during the years 2023 and 2022.

21. FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS:

The item detail is as follows:

	2023	2022
	MCh$	MCh$
Financial derivative contracts	2,196,921	3,101,482
Other financial instruments	2,305	6,271
Total	**2,199,226**	**3,107,753**

(a) As of December 31, 2023 and 2022, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in							
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months	
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	—	—	3,939,379	3,785,602	2,316,619	2,178,784	2,458,194	3,562,216
Interest rate swap	—	—	512,235	1,905,526	1,843,294	1,837,023	6,210,930	5,208,401
Interest rate swap and cross currency swap	—	—	101,948	307,672	404,210	584,427	1,201,167	1,327,828
Call currency options	—	—	3,887	17,387	13,859	18,726	10,051	26,020
Put currency options	—	—	4,181	20,572	51,284	27,620	124,029	27,610
Total	**—**	**—**	**4,561,630**	**6,036,759**	**4,629,266**	**4,646,580**	**10,004,371**	**10,152,075**

365

	Notional amount of contract with final expiration date in								Fair value Liabilities	
	Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total			
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	283,291	589,336	3,590	—	—	—	9,001,073	10,115,938	221,965	535,643
	6,735,372	5,173,535	3,815,430	3,743,709	4,322,545	4,398,123	23,439,806	22,266,317	817,967	1,248,414
	3,331,601	3,271,782	1,712,666	1,872,025	2,845,087	2,844,395	9,596,679	10,208,129	1,152,057	1,311,871
	—	—	—	—	—	—	27,797	62,133	1,061	1,665
	19,566	—	—	—	—	—	199,060	75,802	3,871	3,889
	10,369,830	**9,034,653**	**5,531,686**	**5,615,734**	**7,167,632**	**7,242,518**	**42,264,415**	**42,728,319**	**2,196,921**	**3,101,482**

Banco de Chile and Subsidiaries

(b) Other instruments or financial liabilities:

	2023 MCh$	2022 MCh$
Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	2,305	6,271
Total	**2,305**	**6,271**

22. FINANCIAL LIABILITIES AT AMORTIZED COST:

The item detail is as follows:

	2023 MCh$	2022 MCh$
Current accounts and other demand deposits	13,321,660	13,383,232
Saving accounts and time deposits	15,365,562	14,157,141
Obligations by repurchase agreements and securities lending	157,173	216,264
Borrowings from financial institutions	5,360,715	5,397,676
Debt financial instruments issued	9,360,065	9,267,947
Other financial obligations	339,305	344,030
Total	**43,904,480**	**42,766,290**

(a) Current accounts and other demand deposits:

At the end of each year, the composition of current accounts and other demand deposits is as follows:

	2023 MCh$	2022 MCh$
Current accounts	11,025,685	11,172,137
Other demand obligations	1,224,829	1,166,708
Demand deposits accounts	625,923	657,057
Other demand deposits	445,223	387,330
Total	**13,321,660**	**13,383,232**

(b) Saving accounts and time deposits:

At the end of each year, the composition of saving accounts and time deposits is as follows:

	2023	2022
	MCh$	MCh$
Time deposits	14,979,565	13,723,090
Term savings accounts	355,725	407,745
Other term balances payable	30,272	26,306
Total	**15,365,562**	**14,157,141**

(c) Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2023 and 2022, the repurchase agreements are the following:

	2023	2022
	MCh$	MCh$
Transaction with domestic banks		
Repurchase agreements with other banks	—	—
Repurchase agreements with the Central Banks of Chile	—	—
Obligations from securities lending	—	—
Transaction with foreign banks		
Repurchase agreements with other banks	—	—
Repurchase agreements with foreign Central Banks	—	—
Obligations from securities lending	—	—
Transaction with other domestic entities		
Repurchase agreements	157,173	216,264
Obligations from securities lending	—	—
Transaction with other foreign entities		
Repurchase agreements	—	—
Obligations from securities lending	—	—
Total	**157,173**	**216,264**

⟨ 367 ⟩

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2023 amounts to Ch$157,089 million (Ch$215,781 million in December 2022). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

Banco de Chile and Subsidiaries

(d) Borrowings from Financial Institutions:

At the end of each year, borrowings from financial institutions are detailed as follows:

	2023 MCh$	2022 MCh$
Domestic banks		
Banco Santander	—	2,699
Subtotal domestic banks	—	2,699
Foreign banks		
Foreign trade financing		
Bank of New York Mellon	218,686	77,846
Bank of America	142,113	80,509
Standard Chartered Bank	119,794	81,828
Zurcher Kantonalbank	92,704	—
HSBC Bank	87,602	85,153
Citibank N.A. United State	51,297	69,810
Caixabank S.A.	48,918	—
Wells Fargo Bank	42,117	231,311
Commerzbank AG	40,766	348
Bank of Nova Scotia	—	142,787
Industrial and Commercial Bank of China	—	1,280
Others	92	—
Borrowings and other obligations		
Wells Fargo Bank	132,523	149,944
Citibank N.A. United State	35,345	108,017
Commerzbank AG	117	110
Standard Chartered Bank	—	14,281
Deutsche Bank AG	—	3,179
Others	60	53
Subtotal foreign banks	1,012,134	1,046,456
Chilean Central Bank [(*)]	4,348,581	4,348,521
Total	**5,360,715**	**5,397,676**

(*) Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the credit flow to households and companies, related to the Conditional Credit Facility to Increase Lending (FCIC by its Spanish initials).

(e) Debt financial instruments issued:

At the end of each year, the composition of debt financial instruments issued as follows:

	2023 MCh$	2022 MCh$
Letters of credit		
Letters of credit for housing	1,433	2,328
Letters of credit for general purposes	11	49
Bonds		
Current Bonds	9,358,621	9,265,570
Mortgage bonds	—	—
Total	**9,360,065**	**9,267,947**

During the year ended December 31, 2023 Banco de Chile has placed bonds for Ch$1,224,480 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$286,354 and Ch$938,126 million respectively, according to the following details:

⟨ 369 ⟩

Short-term Current Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	08/01/2023
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	07/28/2023
Wells Fargo Bank	USD	40,385	5.60	04/03/2023	10/02/2023
Wells Fargo Bank	USD	40,425	5.56	04/04/2023	09/01/2023
Wells Fargo Bank	USD	42,041	5.85	08/01/2023	02/01/2024
Wells Fargo Bank	USD	42,303	5.75	08/25/2023	11/27/2023
Wells Fargo Bank	USD	42,302	5.85	08/25/2023	01/22/2024
Total		**286,354**			

Banco de Chile and Subsidiaries

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIGI0322	UF	143,510	12	2.61	01/06/2023	09/01/2035
BCHIDG1116	CLP	9,179	4	6.55	03/16/2023	05/01/2027
BCHIDG1116	CLP	10,604	4	6.55	03/23/2023	05/01/2027
BCHIGG1121	UF	23,889	12	2.50	04/11/2023	05/01/2035
BCHICG0815	UF	18,716	9	2.65	04/28/2023	08/01/2032
BCHIGB0322	UF	16,521	11	2.78	05/18/2023	09/01/2034
BCHICH1215	UF	10,939	9	2.96	06/02/2023	12/01/2032
BCHIGB0322	UF	7,747	11	2.78	06/06/2023	09/01/2034
BCHIBU0815	UF	10,346	6	3.39	06/08/2023	08/01/2029
BCHIBU0815	UF	18,200	6	3.39	06/09/2023	08/01/2029
BCHICE1215	UF	27,024	8	2.94	06/09/2023	12/01/2031
BCHIFW1121	UF	142,385	10	2.89	06/12/2023	05/01/2033
BCHIBU0815	UF	23,372	6	3.26	06/15/2023	08/01/2029
BCHIGB0322	UF	7,217	11	2.78	06/16/2023	09/01/2034
BCHICI0815	UF	5,658	10	3.04	08/01/2023	02/01/2033
BCHICI0815	UF	18,388	10	3.35	08/18/2023	02/01/2033
BCHICH1215	UF	8,919	9	3.34	08/24/2023	12/01/2032
BCHIBO0815	UF	22,243	4	3.61	08/25/2023	02/01/2028
BCHIBO0815	UF	48,392	4	3.61	08/29/2023	02/01/2028
BCHICE1215	UF	9,349	8	3.27	08/29/2023	12/01/2031
BCHIFB1021	UF	6,996	6	4.16	11/03/2023	04/01/2029
BCHIFB1021	UF	14,667	6	4.16	11/07/2023	04/01/2029
BCHIEY1021	UF	29,979	5	4.26	11/08/2023	04/01/2028
BCHIFB1021	UF	3,335	6	4.16	11/09/2023	04/01/2029
BCHICI0815	UF	23,720	9	3.90	11/14/2023	02/01/2033
BCHICH1215	UF	6,964	9	3.90	11/14/2023	12/01/2032
BCHIFB1021	UF	22,046	6	4.16	11/15/2023	04/01/2029
BCHICE1215	UF	3,572	8	3.64	11/22/2023	12/01/2031
BCHICE1215	UF	10,748	8	3.60	11/23/2023	12/01/2031
BCHIGH1221	UF	133,306	12	3.67	12/01/2023	06/01/2035
BCHICH1215	UF	14,144	9	3.55	12/05/2023	12/01/2032
BCHICG0815	UF	9,137	9	3.31	12/18/2023	08/01/2032
BCHICH1215	UF	9,113	9	3.21	12/20/2023	12/01/2032
Subtotal UF		870,325				
BONO MXN	MXN	31,968	4	TIE (28 days) + 0.85	06/01/2023	06/03/2027
BONO JPY	JPY	35,833	2	0.75	06/08/2023	06/16/2025
Subtotal other currencies		67,801				
Total		**938,126**				

During the year ended December 31, 2022 Banco de Chile has placed bonds for Ch$1,355,816 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$215,249 and Ch$1,140,567 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	17,065	1.61	05/18/2022	08/16/2022
Wells Fargo Bank	USD	41,944	1.61	05/19/2022	08/17/2022
Citibank N.A.	USD	8,379	2.25	05/20/2022	11/21/2022
Citibank N.A.	USD	5,028	1.60	05/20/2022	08/22/2022
Wells Fargo Bank	USD	28,702	2.35	06/06/2022	12/06/2022
Citibank N.A.	USD	1,652	2.25	06/09/2022	12/09/2022
Wells Fargo Bank	USD	85,779	5.40	12/13/2022	06/12/2023
Wells Fargo Bank	USD	26,700	5.00	12/19/2022	03/16/2023
Total		**215,249**			

Long-Term Current Bonds

371

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIBS0815	UF	15,707	14	3.00	01/05/2022	01/05/2036
BCHIBS0815	UF	15,719	14	3.06	01/20/2022	01/20/2036
BCHICF0815	UF	65,738	17	2.65	03/01/2022	03/01/2039
BCHICP0815	UF	65,883	19	2.80	03/01/2022	03/01/2041
BCHIBS0815	UF	32,583	14	2.60	03/17/2022	03/17/2036
BCHICQ1015	UF	69,443	19	3.20	11/02/2022	11/02/2041
BCHICN0815	UF	69,802	19	3.20	11/02/2022	11/02/2041
BCHICO1215	UF	70,178	19	3.20	11/02/2022	11/02/2041
BCHICK0815	UF	73,568	18	3.20	11/14/2022	11/14/2040
BCHICM1215	UF	18,618	18	3.20	11/18/2022	11/18/2040
BCHIDV1116	UF	9,305	11	4.40	11/21/2022	11/21/2033
BCHIDV1116	UF	37,271	11	4.40	11/22/2022	11/22/2033
BCHIBU0815	UF	20,003	14	3.00	12/02/2022	12/02/2036
BCHIDU0716	UF	36,536	11	4.40	12/02/2022	12/02/2033
BCHICM1215	UF	9,453	18	3.20	12/05/2022	12/05/2040
BCHICM1215	UF	46,318	18	3.20	12/07/2022	12/07/2040
BCHICL1015	UF	74,421	18	3.20	12/07/2022	12/07/2040
BCHIGJ0522	UF	141,320	13	2.70	12/07/2022	12/07/2035
BCHICJ1215	UF	25,912	18	3.20	12/12/2022	12/12/2040
BCHICJ1215	UF	48,099	18	3.20	12/13/2022	12/13/2040
BCHIGK1221	UF	143,020	14	2.70	12/22/2022	12/22/2036
Subtotal UF		1,088,897				
BONO PEN	PEN	51,670	20	8.65	03/09/2022	03/09/2042
Subtotal other currencies		51,670				
Total		**1,140,567**				

Banco de Chile and Subsidiaries

As of December 31, 2023 and 2022, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f) Other Financial Obligations:

At the end of each year, the composition of other financial obligations as follows:

	2023	2022
	MCh$	MCh$
Other Chilean financial obligations	339,281	343,927
Other financial obligations with the Public sector	24	103
Total	**339,305**	**344,030**

23. FINANCIAL INSTRUMENTS OF REGULATORY CAPITAL ISSUED:

(a) At the end of each year, this item is composed as follows:

	2023	2022
	MCh$	MCh$
Subordinated bonds		
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,039,814	1,010,905
Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	**1,039,814**	**1,010,905**

(b) Issuances of regulatory capital financial instruments in the year:

As of December 31, 2023 and 2022, no issues of regulatory capital financial instruments have been made.

(c) Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$	MCh$	MCh$
Balance as of January 1, 2022	917,510	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	31,271	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(42,866)	—	—
Principal payments to the holder	(15,184)	—	—
Accrued UF indexation	120,174	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2022	**1,010,905**	**—**	**—**
Balance as of January 1, 2023	1,010,905	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,903	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,541)	—	—
Principal payments to the holder	(10,658)	—	—
Accrued UF indexation	46,205	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2023	**1,039,814**	**—**	**—**

Banco de Chile and Subsidiaries

(d)   Below is the detail of the subordinated bonds due as of December 31, 2023 and 2022:

December 2023						
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$
C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,211
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,478
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,284
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,258
C1	UF	50,000	6.5	12/06/1999	01/01/2030	889
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,000
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	16,207
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	35,658
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	53,488
F	UF	759,000	4.5	11/28/2008	11/01/2033	28,118
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,928
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	155,976
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	37,766
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,652
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	155,816
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	89,943
G	UF	600,000	4.0	11/29/2011	11/01/2036	21,703
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,809
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,914
G	UF	450,000	3.9	11/29/2011	11/01/2036	16,406
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,833
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	41,234
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,371
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	56,249
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	75,690
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	81,211
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	59,989
I	UF	900,000	1.0	11/29/2011	11/01/2040	47,733
Total subordinated bonds due						**1,039,814**

		December 2022				
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$
C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,553
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,707
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,906
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,610
C1	UF	50,000	6.5	12/06/1999	01/01/2030	951
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,555
D2	UF	1,600,000	4.3	06/20/2002	04/01/2023	2,820
D2	UF	400,000	4.3	06/20/2002	04/01/2023	705
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	21,279
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	33,930
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	50,895
F	UF	759,000	4.5	11/28/2008	11/01/2033	26,835
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,521
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	149,084
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	36,098
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,535
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	149,314
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	86,214
G	UF	600,000	4.0	11/29/2011	11/01/2036	20,686
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,724
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,778
G	UF	450,000	3.9	11/29/2011	11/01/2036	15,645
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,563
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	39,616
G	UF	300,000	2.7	11/29/2011	11/01/2036	11,885
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	54,050
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	73,326
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	78,679
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	58,137
I	UF	900,000	1.0	11/29/2011	11/01/2040	46,304
Total subordinated bonds due						**1,010,905**

〈 375 〉

Banco de Chile and Subsidiaries

24. PROVISIONS FOR CONTINGENCIES:

(a) At the end of each year, this item is composed as follows:

	2023 MCh$	2022 MCh$
Provisions for employee benefit obligations	154,132	139,315
Provisions for obligations of customer loyalty and merit programs	36,242	33,609
Provisions for operational risk	1,514	2,838
Provisions of a bank branch abroad for profit remittances to its parent company	—	—
Provisions for reestructuring plans	—	—
Provisions for lawsuits and litigation	—	—
Other provisions for contingencies	264	264
Total	**192,152**	**176,026**

(b) The following table shows the changes in provisions during the years 2023 and 2022:

	Provisions for employee benefit obligations MCh$	Provisions of a bank branch abroad for profit remittances to its parent company MCh$	Provisions for reestructuring plans MCh$	
Balances as of January 1, 2022	106,964	—	—	
Provisions established	123,788	—	—	
Provisions used	(91,437)	—	—	
Provisions released	—	—	—	
Balances as of December 31, 2022	**139,315**	**—**	**—**	
Provisions established	124,183	—	—	
Provisions used	(109,366)	—	—	
Provisions released	—	—	—	
Balances as of December 31, 2023	**154,132**	**—**	**—**	

	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
	—	35,937	693	264	143,858
	—	—	2,145	—	125,933
	—	—	—	—	(91,437)
	—	(2,328)	—	—	(2,328)
	—	**33,609**	**2,838**	**264**	**176,026**
	—	2,633	746	—	127,562
	—	—	(1,592)	—	(110,958)
	—	—	(478)	—	(478)
	—	**36,242**	**1,514**	**264**	**192,152**

Banco de Chile and Subsidiaries

(c) Provisions for employee benefit obligations:

	2023 MCh$	2022 MCh$
Provision of short-term employee benefits	144,455	128,580
Provision of benefits to employees for contract termination	9,677	10,735
Provisión of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provisión for obligations for defined contribution post-employment plans	—	—
Provisión for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	**154,132**	**139,315**

(d) Provision of short-term employee benefits:

(i) Compliance bonuses provision:

	2023 MCh$	2022 MCh$
Balances as of January 1	73,204	53,069
Net provisions established	58,135	66,818
Provisions used	(60,237)	(46,683)
Total	**71,102**	**73,204**

(ii) Vacation provision:

	2023 MCh$	2022 MCh$
Balances as of January 1	41,257	37,010
Net provisions established	10,250	12,107
Provisions used	(8,250)	(7,860)
Total	**43,257**	**41,257**

(iii) Provision of other benefits to personnel:

	2023 MCh$	2022 MCh$
Balances as of January 1	14,119	10,439
Net provisions established	54,366	38,916
Provisions used	(38,389)	(35,236)
Total	**30,096**	**14,119**

(e) **Provision of benefits to employees for contract termination:**

(i) Changes of the provision for employee benefits due to the termination of the employment contract:

	2023	2022
	MCh$	MCh$
Present value of the obligations at the beginning of the year	10,735	6,446
Increase in provision	1,357	5,817
Benefit paid	(2,490)	(1,658)
Effect of change in actuarial factors	75	130
Total	**9,677**	**10,735**

(ii) Net benefits expenses:

	2023	2022
	MCh$	MCh$
Increase in provisions	881	5,554
Interest cost of benefits obligations	476	263
Effect of change in actuarial factors	75	130
Net benefit expenses	**1,432**	**5,947**

〈 379 〉

(iii) Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank's plan are shown below:

	December 31, 2023	December 31, 2022
	%	%
Discount rate	5.77	5.50
Salary increase rate	5.60	4.80
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the fourth quarter of 2023.

(f) **Employee benefits share-based provision:**

As of December 31, 2023 and 2022, the Bank and its subsidiaries do not have a stock-based compensation plan.

Banco de Chile and Subsidiaries

25. PROVISION FOR DIVIDENDS, INTERESTS AND REAPPRAISAL OF FINANCIAL INSTRUMENTS OF REGULATORY CAPITAL ISSUED:

(a) The item detail is as follows:

	2023 MCh$	2022 MCh$
Provisions for dividends	611,949	520,158
Provisions for payment of interest on bonds with no fixed maturity date	—	—
Provision for revaluation of bonds without a fixed term of maturity	—	—
Total	**611,949**	**520,158**

(b) The changes at the end of each year are as follows:

	Provisions for dividends MCh$	Provisions for payment of interest on bonds with no fixed maturity date MCh$	Provision for revaluation of bonds without a fixed term of maturity MCh$	Total MCh$
Balances as of January 1, 2022	323,897	—	—	323,897
Provisions established	520,158	—	—	520,158
Provisions used	(323,897)	—	—	(323,897)
Provisions released	—	—	—	—
Balances as of December 31, 2022	**520,158**	**—**	**—**	**520,158**
Provisions used	611,949	—	—	611,949
Provisions released	(520,158)	—	—	(520,158)
Provisions used	—	—	—	—
Balances as of December 31, 2023	**611,949**	**—**	**—**	**611,949**

26. SPECIAL PROVISIONS FOR CREDIT RISK:

(a) At the end of each year, this item is composed as follows:

	2023 MCh$	2022 MCh$
Additional loan provisions	700,252	700,252
Provisions for credit risk for contingent loans [*]	61,227	57,377
Provisions for country risk for transactions with debtors with residence abroad	7,668	8,137
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions constituted by credit risk as a result of additional prudential requirements	—	—
Total	**769,147**	**765,766**

(*) The changes of provisions for credit risk for contingent loans is disclosed in Note No. 13 letter f).

(b) The changes of provisions for special credit risk is as follows:

381

	Additional loan provisions MCh$	Provisions for credit risk for contingent loans MCh$	Provisions for country risk for transactions with debtors with residence abroad MCh$	Total MCh$
Balances as of January 1, 2022	540,252	53,986	7,336	601,574
Provisions established	160,000	3,868	801	164,669
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Foreign exchange differences	—	(477)	—	(477)
Balances as of December 31, 2022	**700,252**	**57,377**	**8,137**	**765,766**
Provisions established	—	3,725	—	3,725
Provisions used	—	—	—	—
Provisions released	—	—	(469)	(469)
Foreign exchange differences	—	125	—	125
Balances as of December 31, 2023	**700,252**	**61,227**	**7,668**	**769,147**

Banco de Chile and Subsidiaries

27. OTHER LIABILITIES:

At the end of each year, this item is composed as follows:

	2023	2022
	MCh$	MCh$
Obligations for mortgage loans granted to be remit to other banks and/or real estate companies	343,546	203,831
Accounts payable to third parties	342,312	384,619
Creditors for intermediation of financial instruments	252,038	131,106
Cash guarantees received for derivative financial transactions	172,634	201,846
Liability for income from usual activities from contracts with customers	43,877	59,258
Agreed dividends payable	12,075	8,005
Securities to be settled	10,347	27,198
VAT debit	9,286	4,744
Outstanding transactions	1,644	1,208
Other cash guarantees received	456	475
Other liabilities	30,523	32,738
Total	**1,218,738**	**1,055,028**

28. EQUITY:

(a) Capital:

(i) Authorized, subscribed and paid shares:

As of December 31, 2023, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2022), with no par value, subscribed and fully paid.

Corporate Name or Shareholders's name	As of December 31, 2023	
	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	5,912,541,950	5.853%
Banco Santander on behalf of foreign investors	5,218,796,247	5.166%
Banchile Corredores de Bolsa S.A.	5,093,108,613	5.042%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of non-resident third parties	4,366,453,313	4.322%
Banco de Chile on behalf of Citibank New York	1,928,215,358	1.909%
Ever Chile SPA	1,888,369,814	1.869%
J P Morgan Chase Bank	1,540,646,308	1.525%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Banco Santander Chile	1,036,254,726	1.026%
Larraín Vial S.A. Corredora de Bolsa	1,031,817,268	1.021%
A.F.P Habitat S.A. for A Fund	599,181,211	0.593%
BCI Corredores de Bolsa S.A.	560,782,315	0.555%
Valores Security S.A. Corredores de Bolsa	516,827,332	0.512%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Cuprum S.A. for A Fund	486,057,153	0.481%
Santander S.A. Corredores de Bolsa Limitada	477,871,060	0.473%
BTG Pactual Chile S.A. Corredores de Bolsa	456,328,957	0.452%
Subtotal	85,628,424,146	84.766%
Others shareholders	15,388,656,968	15.234%
Total	**101,017,081,114**	**100.000%**

383

Banco de Chile and Subsidiaries

Corporate Name or Shareholders's name	As of December 31, 2022	
	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco Santander on behalf of foreign investors	5,152,721,486	5.101%
Banchile Corredores de Bolsa S.A.	5,136,168,146	5.084%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of State Street	4,578,821,545	4.533%
Banco de Chile on behalf of non-resident third parties	4,469,302,412	4.424%
Banco de Chile on behalf of Citibank New York	2,114,554,951	2.093%
Ever Chile SPA	1,888,369,814	1.869%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	992,600,803	0.983%
J P Morgan Chase Bank	912,758,708	0.904%
Banco Santander Chile	727,463,267	0.720%
A.F.P Cuprum S.A. for A Fund	665,713,252	0.659%
A.F.P Habitat S.A. for A Fund	574,953,861	0.569%
BCI Corredores de Bolsa S.A.	520,057,341	0.515%
Valores Security S.A. Corredores de Bolsa	516,590,290	0.511%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Capital S.A. for A Fund	475,086,799	0.470%
Santander S.A. Corredores de Bolsa Limitada	462,028,745	0.457%
Subtotal	83,702,363,941	82.860%
Others shareholders	17,314,717,173	17.140%
Total	**101,017,081,114**	**100.000%**

(ii) Shares:

The following table shows the changes in share from December 31, 2022 to December 31, 2023:

	Total Ordinary Shares
Total shares as of December 31, 2022	101,017,081,114
Total shares as of December 31, 2023	101,017,081,114

(b) **Approval and payment of dividends:**

At the Bank Ordinary Shareholders' Meeting held on March 23, 2023 it was approved the distribution and payment of dividend No. 211 of Ch$8.58200773490 per share of the Banco de Chile, with charge to the net distributable income for the year 2022. The dividends paid in the in the year 2023 amounted to Ch$866,929 million.

At the Bank Ordinary Shareholders' Meeting held on March 17, 2022 it was approved the distribution and payment of dividend No. 210 of Ch$5.34393608948 per share of the Banco de Chile, with charge to the net distributable income for the year 2021. The dividends paid in the in the year 2022 amounted to Ch$539,827 million.

(c) Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding year, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the year ended as of December 31, 2023 amounted to Ch$223,720 million (Ch$542,504 million as of December 31, 2022).

As indicated, as of December 31, 2023, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$1,019,914 million (Ch$866,929 million as of December 31, 2022). Consequently, the Bank recorded a provision for minimum dividends under "Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued" as of December 31, for an amount of Ch$611,949 million (Ch$520,158 million in December 2022), which reflects as a counterpart an equity reduction for the same amount in the item "Retained earnings".

(d) Earnings per share:

⟨ 385 ⟩

   (i) Basic earnings per share:

   Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a year between the weighted average number of shares outstanding during that year, excluding the average number of own shares held throughout the year.

   (ii) Diluted earnings per share:

   In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of December 31, 2023 and 2022 were determined as follows:

	2023	2022
Basic earnings per share:		
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	1,243,634	1,409,433
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	12.31	13.95
Diluted earnings per share:		
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	1,243,634	1,409,433
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	12.31	13.95

As of December 31, 2023 and 2022, the Bank does not have instruments that generate dilutive effects.

Banco de Chile and Subsidiaries

(e) Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of December 31, 2023 and 2022:

	Elements that will not be reclassified in profit or loss			
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal
	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2022	(208)	3,590	(913)	2,469
Other comprehensive income for the year	(130)	200	(19)	51
Balances as of December 31, 2022	**(338)**	**3,790**	**(932)**	**2,520**
Opening balances as of January 1, 2023	(338)	3,790	(932)	2,520
Other comprehensive income for the year	(75)	5,878	(1,567)	4,236
Balances as of December 31, 2023	**(413)**	**9,668**	**(2,499)**	**6,756**

(f) Retained earnings from previous years:

During the year 2023, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2022 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2022 and November 2023, amounting to Ch$542,504 million.

	Elements that will not be reclassified in profit or loss					
	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	(47,808)	111,694	(21)	(27,595)	36,270	38,739
	48,076	(215,476)	(169)	58,977	(108,592)	(108,541)
	268	**(103,782)**	**(190)**	**31,382**	**(72,322)**	**(69,802)**
	268	(103,782)	(190)	31,382	(72,322)	(69,802)
	8,874	113,183	116	(32,365)	89,808	94,044
	9,142	**9,401**	**(74)**	**(983)**	**17,486**	**24,242**

Banco de Chile and Subsidiaries

29. CONTINGENCIES AND COMMITMENTS:

(a) The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1) Contingent loans:

	2023 MCh$	2022 MCh$
Guarantees and sureties		
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreing currency	351,531	348,774
Letters of credit for goods circulation operations	350,604	424,195
Debt purchase commitments in local currency abroad	—	—
Transactions related to contingent events		
Transactions related to contingent events in chilean currency	2,209,109	2,230,917
Transactions related to contingent events in foreing currency	431,188	466,691
Undrawn credit lines with immediate termination		
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,581,711	1,396,659
Balance of lines of credit on credit card – commercial loans	317,560	290,950
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,476,241	1,457,303
Balance of lines of credit on credit card – consumer loans	6,708,946	6,202,951
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—
Undrawn credit lines	—	—
Other commitments		
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	120,545	72,355
Other credit commitments	—	—
Total	**13,547,435**	**12,890,795**

(a.2) Responsibilities assumed to meet customer needs:

	2023	2022
	MCh$	MCh$
Transactions on behalf of third parties		
Collections	176,146	174,238
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	921,105	766,706
Subtotal	1,097,251	940,944
Securities custody		
Securities safekept by a banking subsidiary	6,267,729	5,593,924
Securities safekept by the Bank	3,133,770	3,646,536
Securities safekept deposited in another entity	17,238,292	14,855,338
Securities issued by the bank	—	—
Subtotal	26,639,791	24,095,798
Total	**27,737,042**	**25,036,742**

(b) **Lawsuits and legal proceedings:**

(b.1) Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2023, the Bank maintain provisions for judicial contingencies amounting to Ch$1,173 million (Ch$1,790 million as of December 2022), which are part of the item "Provisions for contingencies" in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2023				
	2024	2025	2026	2027	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	882	291	—	—	1,173

(b.2) Contingencies for significant lawsuits in courts:

As of December 31, 2023 and 2022, there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

Banco de Chile and Subsidiaries

(c) Guarantees granted by operations:

    i.   In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,284,000 maturing January 5, 2024 (UF 4,153,500, maturing on January 6, 2023). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 915,300.

As of December 31, 2023 and 2022, the Bank has not guaranteed mutual funds.

    ii.   In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2024, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary's creditor representative.

	2023	2022
	MCh$	MCh$
Guarantees:		
Shares delivered to guarantee forward sales transactions covered simultaneously:		
Santiago Securities Exchange, Stock Exchange	17,070	15,840
Electronic Chilean Securities Exchange, Stock Exchange	11,432	10,323
Fixed income securities to guarantee CCLV system	7,820	9,983
Fixed income securities as collateral for the Santiago Stock Exchange	2,142	—
Fixed Income securities to guarantee equity short sale and Hedging Loan:		
Santiago Securities Exchange, Stock Exchange	—	—
Shares delivered to guarantee equity lending and short-selling:		
Santiago Securities Exchange, Stock Exchange	2,350	7,992
Cash guarantees received for operations with derivatives	1,062	743
Cash guarantees for operations with derivatives	6,142	1,443
Equity securities received for operations with derivatives:		
Electronic Chilean Securities Exchange, Stock Exchange	189	273
Depósito Central de Valores S.A.	276	1,363
Financial intermediation securities received for operations with derivatives:		
Internal custody	—	238
Total	**48,483**	**48,198**

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the Company maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,142 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2024, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 311,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2024.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$1,202,005.26 for short sale operations.

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the fund's investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 27, 2026.

< 391 >

iii. In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2023 the entity maintains two insurance policies with effect from April 15, 2023 to April 14, 2024 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)
Errors and omissions liability policy	500
Civil liability policy	60,000

(d) Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago. On August 21, 2023, the hearing of the case took place, which is currently in agreement.

The company has not made provisions considering that the Bank's legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

Banco de Chile and Subsidiaries

30. INTEREST REVENUE AND EXPENSES:

(a) At the end of the year, the summary of interest is as follows:

	2023	2022
	MCh$	MCh$
Interest revenue	3,181,624	2,320,580
Interest expenses	(1,634,708)	(1,040,914)
Total net interest income	**1,546,916**	**1,279,666**

(b) The composition of interest revenue is as follows:

	2023	2022
	MCh$	MCh$
Financial assets at amortized cost:		
Rights from resale agreements and securities lending	5,984	4,142
Debt financial instruments	21,605	13,992
Loans and advances to Banks	169,594	154,726
Commercial loans	1,474,060	1,044,288
Residential mortgage loans	367,471	319,750
Consumer Loans	784,325	606,516
Other financial instruments	62,137	16,824
Financial assets at fair value through other comprehensive income:		
Debt financial instruments	327,081	187,073
Other financial instruments	—	—
Income of accounting hedges of interest rate risk	(30,633)	(26,731)
Total	**3,181,624**	**2,320,580**

(b.1) At the end of the year, the stock of interest not recognized in income is as follows:

	2023	2022
	MCh$	MCh$
Commercial loans	35,667	20,681
Residential mortgage loans	3,911	2,597
Consumer Loans	4,473	3,494
Total	**44,051**	**26,772**

(b.2) The amount of interest recognized on a received basis for impaired portfolio in the year amounts to:

	2023 MCh$	2022 MCh$
Commercial loans	933	751
Residential mortgage loans	2,239	1,415
Consumer Loans	—	—
Total	**3,172**	**2,166**

(c) The composition of interest expenses is as follows:

	2023 MCh$	2022 MCh$
Financial liabilities at amortized cost:		
Current accounts and other demand deposits	1,343	4,515
Saving accounts and time deposits	1,308,575	776,658
Obligations by repurchase agreements and securities lending	15,183	15,845
Borrowings from financial institutions	64,603	37,414
Debt financial instruments issued	249,438	210,393
Other financial obligations	—	—
Lease liabilities	1,980	1,865
Financial instruments of regulatory capital issued	34,903	31,271
Income of accounting hedges of interest rate risk	(41,317)	(37,047)
Total	**1,634,708**	**1,040,914**

⟨ 393 ⟩

(d) As of December 31, 2023 and 2022, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2023 Income MCh$	2023 Expense MCh$	2023 Total MCh$	2022 Income MCh$	2022 Expense MCh$	2022 Total MCh$
Gain from fair value accounting hedges	—	—	—	608	—	608
Loss from fair value accounting hedges	—	—	—	(740)	—	(740)
Gain from cash flow accounting hedges	274,897	338,551	613,448	72,354	112,322	184,676
Loss from cash flow accounting hedges	(305,530)	(297,234)	(602,764)	(98,345)	(75,275)	(173,620)
Net gain on hedge items	—	—	—	(608)	—	(608)
Total	**(30,633)**	**41,317**	**10,684**	**(26,731)**	**37,047**	**10,316**

Banco de Chile and Subsidiaries

31. UF INDEXATION REVENUE AND EXPENSES:

(a) At the end of the year, the summary of UF indexation is as follows:

	2023 MCh$	2022 MCh$
UF indexation revenue	832,909	2,115,718
UF indexation expenses	(489,165)	(1,159,838)
Total net income from UF indexation	**343,744**	**955,880**

(b) The composition of UF indexation revenue is as follows

	2023 MCh$	2022 MCh$
Financial assets at amortized cost:		
Rights from resale agreements and securities lending	—	—
Debt financial instruments	27,392	68,107
Loans and advances to Banks	—	—
Commercial loans	320,175	850,415
Residential mortgage loans	546,876	1,335,206
Consumer Loans	1,897	6,964
Other financial instruments	2,843	5,238
Financial assets at fair value through other comprehensive income:		
Debt financial instruments	28,397	70,845
Other financial instruments	—	—
Income of accounting hedges of UF, IVP, IPC in-dexation risk	(94,671)	(221,057)
Total	**832,909**	**2,115,718**

(b.1) At the end of the year, the stock of UF indexation not recognized in results is as follows:

	2023 MCh$	2022 MCh$
Commercial loans	4,771	4,256
Residential mortgage loans	6,401	7,061
Consumer Loans	15	62
Total	**11,187**	**11,379**

(b.2)   The amount of indexation recognized on the basis received by the impaired portfolio in the year amounted to:

	2023 MCh$	2022 MCh$
Commercial loans	1,345	1,284
Residential mortgage loans	4,668	4,555
Consumer Loans	—	1
Total	**6,013**	**5,840**

(c)   The composition of UF indexation expenses is as follows:

	2023 MCh$	2022 MCh$
Financial liabilities at amortized cost:		
Current accounts and other demand deposits	16,677	40,557
Saving accounts and time deposits	96,446	195,244
Obligations by repurchase agreements and securities lending	—	—
Borrowings from financial institutions	—	—
Debt financial instruments issued	329,837	803,863
Other financial obligations	—	—
Financial instruments of regulatory capital issued	46,205	120,174
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—
Total	**489,165**	**1,159,838**

〈 395 〉

(d)   As of December 31, 2023 and 2022, the Bank uses cross currency and interest rate swaps to hedge its position on Changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2023			2022		
	Income MCh$	Expense MCh$	Total MCh$	Income MCh$	Expense MCh$	Total MCh$
Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	2,308	—	2,308	—	—	—
Loss from cash flow accounting hedges	(96,979)	—	(96,979)	(221,057)	—	(221,057)
Net gain on hedge items	—	—	—	—	—	—
Total	**(94,671)**	**—**	**(94,671)**	**(221,057)**	**—**	**(221,057)**

Banco de Chile and Subsidiaries

32. INCOME AND EXPESES FROM COMMISSIONS:

The income and expenses for commissions that are shown in the Consolidated Statement of Income for the year is as following:

	2023 MCh$	2022 MCh$
Income from commissions and services rendered		
Comissions from card services	238,523	217,342
Remuneration from administration of mutual funds, investment funds or others	118,170	121,028
Comissions from collections and payments	81,043	87,541
Comissions from portfolio management	62,218	59,812
Comissions from guarantees and letters of credit	37,399	35,381
Brand use agreement	32,655	26,333
Use of distribution channel	31,184	27,135
Insurance not related to the granting of credits to natural persons	24,772	21,594
Comissions from trading and securities management	17,287	19,238
Insurance related to the granting of credits to natural persons	15,428	14,237
Comissions from credit prepayments	11,246	9,486
Insurance not related to the granting of credits to legal entities	7,317	4,197
Financial advisory services	5,142	8,935
Comissions from lines of credit and current account overdrafts	4,958	4,607
Insurance related to the granting of credits to legal entities	2,098	1,706
Comissions from factoring operations services	1,380	1,394
Loan commissions with letters of credit	106	212
Other commission earned	20,399	17,157
Total	**711,325**	**677,335**
Expenses from commissions and services received		
Commissions from card transactions	54,981	49,223
Interbank transactions	50,734	41,012
Expenses from obligations of loyalty and merit card customers programs	39,731	34,324
Commissions from use of card brands license	9,115	9,224
Comissions from securities transaction	4,995	5,599
Collections and payments	4,279	4,469
Other commissions from services received	2,212	1,865
Total	**166,047**	**145,716**

33. NET FINANCIAL INCOME (EXPENSE):

(a) The amount of net financial income (expense) shown in the Consolidated Income Statement for the year corresponds to the following concepts:

	2023 MCh$	2022 MCh$
Financial result from:		
Financial assets held for trading at fair value through profit or loss:		
Financial derivative contracts	4,861,431	5,182,011
Debt Financial Instruments	315,119	246,913
Other financial instruments	25,986	11,275
Financial liabilities held for trading at fair value through profit or loss:		
Financial derivative contracts	(4,850,496)	(5,177,460)
Other financial instruments	(688)	(782)
Subtotal	351,352	261,957
Non-trading financial assets mandatorily measured at fair value through profit or loss:		
Debt Financial Instruments	—	—
Other financial instruments	—	—
Financial assets designated as at fair value through profit or loss:		
Debt Financial Instruments	—	—
Other financial instruments	—	—
Financial liabilities designated as at fair value through profit or loss:		
Current accounts and other demand deposits and savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	—	—
Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:		
Financial assets at amortized cost	342	1,630
Financial assets at fair value through other comprehensive income	(4,522)	(63,401)
Financial liabilities at amortized cost	(1)	(1)
Financial instruments of regulatory capital issued	—	—
Subtotal	(4,181)	(61,772)
Exchange, indexation and accounting hedging of foreign currency:		
Gain (loss) from foreign currency exchange	36,779	144,079
Gain (loss) from indexation for exchange rate	4,148	491
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	79,667	(41,370)
Subtotal	120,594	103,200
Reclassification of financial assets for changes to business models:		
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—
Modifications of financial assets and liabilities:		
Financial assets at amortized cost	—	—
Financial assets at fair value through other comprehensive income	—	—
Financial liabilities at amortized cost	—	—
Lease liabilities	—	—
Financial instruments of regulatory capital issued	—	—
Ineffective accounting hedges:		
Gain (loss) from ineffective cash flow accounting hedges	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—
Other type of accounting hedges:		
Hedges of other types of financial assets	—	—
Total	**467,765**	**303,385**

397

Banco de Chile and Subsidiaries

(b) Below is a detail of the income (expense) associated with the changes of provisions constituted for credit risk related to loans and contingent loans denominated in foreign currency, which is reflected in "Exchange, indexation and accounting hedging of foreign currency".

	2023	2022
	MCh$	MCh$
Loans and advances to Banks	(13)	34
Commercial loans	(2,357)	(197)
Residential mortgage loans	—	—
Consumer loans	(33)	17
Contingent loans	(125)	250
Total	**(2,528)**	**104**

34. INCOME ATTRIBUTABLE TO INVESTMENTS IN OTHER COMPANIES:

The income obtained from investments in companies detailed in note No. 14 corresponds to the following:

Company	Shareholder	2023 MCh$	2022 MCh$
Associates			
Transbank S.A.	Banco de Chile	7,014	6,809
Centro de Compensación Automatizado S.A.	Banco de Chile	1,686	1,567
Administrador Financiero del Transantiago S.A.	Banco de Chile	723	804
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	460	404
Redbanc S.A.	Banco de Chile	288	652
Sociedad Imerc OTC S.A.	Banco de Chile	131	108
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	86	140
Subtotal Associates		10,388	10,484
Joint Ventures			
Servipag Ltda.	Banco de Chile	2,201	1,866
Artikos Chile S.A.	Banco de Chile	820	681
Subtotal Joint Ventures		3,021	2,547
Minority Investments			
Sociedad de Infraestructuras de Mercado S.A. (SIM) [*]	Banchile Corredores de Bolsa	895	—
Bolsa de Comercio de Santiago, Bolsa de Valores [*]	Banchile Corredores de Bolsa	50	487
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	50	50
Bolsa Electrónica de Chile, Bolsa de Valores	Banchile Corredores de Bolsa	19	12
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa	9	—
Subtotal Minority Investments		1,023	549
Total		**14,432**	**13,580**

(*) See Note No. 14 letter (a).

35. RESULT FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE NOT ADMISSIBLE AS DISCONTINUED OPERATIONS:

	2023	2022
	MCh$	MCh$
Net income from assets received in payment or adjudicated in judicial auction		
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	5,284	8,039
Other income from assets received in payment or foreclosed at judicial auction	53	165
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(1,070)	(620)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(5,252)	(6,838)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(1,165)	(1,077)
Non-current assets held for sale		
Investments in other companies	—	(435)
Intangible assets	—	—
Property and equipment	2,971	1,043
Assets for recovery of assets transferred in financial leasing operations	2,325	1,727
Other assets	—	—
Disposal groups held for sale	—	—
Total	**3,146**	**2,004**

36. OTHER OPERATING INCOME AND EXPENSES:

(a) During the years 2023 and 2022, the Bank and its subsidiaries present other operating income, according to the following:

	2023	2022
	MCh$	MCh$
Expense recovery	25,938	1,938
Release of provisions not related to credit risk	23,355	—
Revaluation of prepaid monthly payments	9,144	17,044
Revaluation of tax refunds from previous years	6,905	204
Income from investment properties	6,793	6,765
Income from correspondent banks	2,923	3,116
Fiduciary and trustee commissions	132	135
Foreign trade income	98	75
Expense recovery income	65	48
Others income	642	334
Total	**75,995**	**29,659**

Banco de Chile and Subsidiaries

(b) During the years 2023 and 2022, the Bank and its subsidiaries present other operating expenses, according to the following:

	2023 MCh$	2022 MCh$
Write-offs for operating risks	30,763	18,391
Expenses for credit operations of financial leasing	4,071	4,786
Legal expenses	2,918	1,917
Correspondent banks	2,594	3,321
Card administration	606	2,086
Expenses for charge-off leased assets recoveries	493	130
Renegotiated loan insurance premium	290	351
Life ensurance	275	258
Valuation expense	250	226
Provisions for trials and litigation	145	56
(Release) expense of provisions for operational risk	(1,324)	1,523
Expense recovery from operational risk events	(9,217)	(6,050)
Others expenses	1,041	706
Total	**32,905**	**27,701**

37. EXPENSES FROM SALARIES AND EMPLOYEE BENEFITS:

The composition of the expense for employee benefit obligations during the year 2023 and 2022 is as follows:

	2023 MCh$	2022 MCh$
Expenses for short-term employee benefit	534,177	491,696
Expenses for employee benefits due to termination of employment contract	35,391	27,381
Training expenses	3,751	2,596
Expenses for nursery and kindergarten	1,513	1,403
Other personnel expenses	7,852	5,150
Total	**582,684**	**528,226**

38. ADMINISTRATIVE EXPENSES:

This item is composed as follows:

	2023	2022
	MCh$	MCh$
General administrative expenses		
Information technology and communications	144,516	125,763
Maintenance and repair of property and equipment	49,632	42,157
External advisory services and professional services fees	11,576	15,267
Surveillance and securities transport services	11,265	12,996
Insurance premiums except to cover operational risk events	9,946	8,465
Office supplies	8,660	9,288
External financial information and fraud prevention service	7,483	6,543
Legal and notary expenses	5,433	3,733
Energy, heating and other utilities	5,513	5,307
Postal box, mail, postage and home delivery services	4,839	4,372
Other expenses of obligations for lease contracts	4,431	3,731
External service of custody of documentation	3,943	3,846
Expenses for short-term leases	3,860	2,782
Donations	3,251	1,666
Representation and travel expenses	3,249	2,449
Card embossing service	1,749	1,268
Fees for other technical reports	1,034	799
Fees for review and audit of the financial statements by the external auditor	750	839
Expenses for leases low value	509	491
Fines applied by other agencies	108	211
Fees for review and audit of the financial statements by the external auditor	72	28
Other general administrative expenses	11,407	9,261
Outsource services		
Technological developments expenses, certification and technology testing	23,715	17,939
Data processing	11,907	8,385
External credit evaluation service	5,729	5,208
External collection service	4,414	-
External human resources administration services and supply of external personnel	1,724	1,438
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	390	358
Call Center service for sales, marketing, quality control customer service	113	92
Board expenses		
Board of Directors Compensation	3,347	3,095
Other Board expenses	119	102
Marketing	39,617	35,280
Taxes, contributions and other legal charges		
Contribution to the banking regulator	14,785	13,566
Real estate contributions	5,521	4,727
Taxes other than income tax	2,530	2,207
Municipal patents	1,647	1,568
Other legal charges	60	47
Total	**408,844**	**355,274**

⟨ 401 ⟩

Banco de Chile and Subsidiaries

39. DEPRECIATION AND AMORTIZATION:

The amounts corresponding to charges to results for depreciation and amortization during the years 2023 and 2022, are detailed as follows:

	2023 MCh$	2022 MCh$
Amortization of intangibles assets		
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	29,346	21,502
Depreciation of property and equipment		
Buildings and land	9,295	9,228
Other property and equipment	21,098	21,351
Depreciation and impairment of leased assets		
Buildings and land	31,195	30,804
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	1,017	963
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	357	357
Amortization of other assets per activity income asset	—	—
Total	**92,308**	**84,205**

40. IMPAIRMENT OF NON-FINANCIAL ASSETS:

As of December 31, 2023 and 2022, the composition of the item for impairment of non-financial assets is composed as follows:

	2023 MCh$	2022 MCh$
Impairment of intangible assets	25	122
Impairment of property and equipment	1,754	9
Impairment of assets from income from ordinary activities from contracts with customers	(17)	(54)
Total	**1,762**	**77**

41. CREDIT LOSS EXPENSE:

(a) The composition is as follows:

	2023 MCh$	2022 MCh$
Expense of provisions established for loan credit risk	423,015	326,948
Expense of special provisions for credit risk	3,256	164,669
Recovery of written-off credits	(62,266)	(64,508)
Impairments for credit risk from financial assets at fair value through other comprehensive income	(2,754)	8,009
Total	**361,251**	**435,118**

⟨ 403 ⟩

Banco de Chile and Subsidiaries

(b) Summary of the expense of provisions constituted for credit risk and expense for credit losses:

As of December 31, 2023	Expense of loans provisions constituted in the year							
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible warranty Fogape Covid-19	Total
	Individual	Group	Individual	Individual	Group	Subtotal		
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks								
Provisions established	60	—	—	—	—	60	—	60
Provisions released	—	—	—	—	—	—	—	—
Subtotal	60	—	—	—	—	60	—	60
Commercial loans								
Provisions established	—	—	—	24,791	71,609	96,400	—	96,400
Provisions released	(5,682)	(5,468)	(11,570)	—	—	(22,720)	(23,613)	(46,333)
Subtotal	(5,682)	(5,468)	(11,570)	24,791	71,609	73,680	(23,613)	50,067
Residential mortgage loans								
Provisions established	—	1,034	—	—	12,393	13,427	—	13,427
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	1,034	—	—	12,393	13,427	—	13,427
Consumer loans								
Provisions established	—	14,797	—	—	344,664	359,461	—	359,461
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	14,797	—	—	344,664	359,461	—	359,461
Expense (release) of provisions for credit risk	(5,622)	10,363	(11,570)	24,791	428,666	446,628	(23,613)	423,015
Recovery of written-off credits								
Loans and advances to Banks								—
Commercial loans								(19,540)
Residential mortgage loans								(11,156)
Consumer loans								(31,570)
Subtotal								(62,266)
Loan credit loss expenses								**360,749**

As of December 31, 2022	Expense of loans provisions constituted in the year							
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible warranty Fogape Covid-19	Total
	Individual	Group	Individual	Individual	Group	Subtotal		
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks								
Provisions established	276	—	—	—	—	276	—	276
Provisions released	—	—	—	—	—	—	—	—
Subtotal	276	—	—	—	—	276	—	276
Commercial loans								
Provisions established	3,728	—	16,364	28,165	61,460	109,717	—	109,717
Provisions released	—	(10,448)	—	—	—	(10,448)	(15,790)	(26,238)
Subtotal	3,728	(10,448)	16,364	28,165	61,460	99,269	(15,790)	83,479
Residential mortgage loans								
Provisions established	—	5,641	—	—	3,977	9,618	—	9,618
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	5,641	—	—	3,977	9,618	—	9,618
Consumer loans								
Provisions established	—	57,379	—	—	176,196	233,575	—	233,575
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	57,379	—	—	176,196	233,575	—	233,575
Expense (release) of provisions for credit risk	4,004	52,572	16,364	28,165	241,633	342,738	(15,790)	326,948
Recovery of written-off credits								
Loans and advances to Banks								—
Commercial loans								(26,313)
Residential mortgage loans								(10,240)
Consumer loans								(27,955)
Subtotal								(64,508)
Loan credit loss expenses								**262,440**

⟨ 405 ⟩

Banco de Chile and Subsidiaries

(c)   **Summary of expense for special provisions for credit risk:**

	2023 MCh$	2022 MCh$
Expenses of provisions for contingent loans:		
Loans and advances to Banks	—	—
Commercial loans	5,585	6,578
Consumer loans	(1,860)	(2,710)
Expenses form provisions for country risk for transactions with debtors with residence abroad	(469)	801
Expense of special provisions for loans abroad	—	—
Expenses of additional loan provisions:		
Loans and advances to Banks	—	160,000
Commercial loans	—	—
Consumer loans	—	—
Expense of other special provisions established for credit risk	**3,256**	**164,669**

406

42. INCOME FROM DISCONTINUED OPERATIONS:

As of December 31, 2023 and 2022, the Bank does not maintain income from discontinued operations.

43. RELATED PARTY DISCLOSURES:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards for Banks and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

(a) **Assets and liabilities with related parties:**

Type of current assets and liabilities with related parties As of December 31, 2023	Related Party Type Parent Entity MCh$	 Other Legal Entity MCh$	 Key Personnel of the Consolidated Bank MCh$	 Othe Related Party MCh$	 Total MCh$
ASSETS					
Financial assets held for trading at fair value through profit or loss					
Derivative Financial Instruments	—	212,147	—	—	212,147
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	1,410	—	—	1,410
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	6,328	—	—	6,328
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:					
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	199,564	1,028	11,340	211,932
Residential mortgage loans	—	—	17,975	60,153	78,128
Consumer Loans	—	5	1,969	11,739	13,713
Allowances established – Loans	—	(1,709)	(19)	(312)	(2,040)
Other assets	10	159,805	13	16	159,844
Contingent loans	—	119,510	4,058	17,714	141,282
LIABILITIES					
Financial liabilities held for trading at fair value through profit or loss					
Derivative Financial Instruments	—	242,098	—	—	242,098
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	5,674	—	—	5,674
Financial liabilities at amortized cost:					
Current accounts and other demand deposits	336	200,019	2,161	7,652	210,168
Saving accounts and time deposits	85,904	160,760	4,392	24,265	275,321
Obligations by repurchase agreements and securities lending	—	2,003	—	—	2,003
Borrowings from financial institutions	—	86,642	—	—	86,642
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,845	—	—	10,845
Other liabilities	—	152,457	493	53	153,003

407

Banco de Chile and Subsidiaries

Type of current assets and liabilities with related parties As of December 31, 2022	Related Party Type				
	Parent Entity MCh$	Other Legal Entity MCh$	Key Personnel of the Consolidated Bank MCh$	Othe Related Party MCh$	Total MCh$
ASSETS					
Financial assets held for trading at fair value through profit or loss					
Derivative Financial Instruments	—	343,278	—	—	343,278
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	3,354	—	—	3,354
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	16,759	—	—	16,759
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:					
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	609,155	1,384	12,024	622,563
Residential mortgage loans	—	—	15,221	58,608	73,829
Consumer Loans	—	—	2,068	10,879	12,947
Allowances established – Loans	—	(4,153)	(21)	(401)	(4,575)
Other assets	9	149,096	—	21	149,126
Créditos contingentes	—	177,834	4,119	17,872	199,825
LIABILITIES					
Financial liabilities held for trading at fair value through profit or loss					
Derivative Financial Instruments	—	400,984	—	—	400,984
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	7,647	—	—	7,647
Financial liabilities at amortized cost:					
Current accounts and other demand deposits	217	206,465	3,081	6,529	216,292
Saving accounts and time deposits	4,643	274,318	3,815	24,125	306,901
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	177,827	—	—	177,827
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	11,252	—	—	11,252
Other liabilities	—	108,767	517	52	109,336

(b) Income and expenses from related party transactions[*]:

As of December 31, 2023	Parent Entity MCh$	Other Legal Entity MCh$	Key personnel of the consolidated Bank MCh$	Other Related party MCh$	Total MCh$
Interest revenue	—	25,439	499	2,768	28,706
UF indexation revenue	—	3,993	799	3,266	8,058
Income from commissions	165	103,906	24	84	104,179
Net Financial income (expense)	—	(18,367)	—	—	(18,367)
Other income	—	215	—	—	215
Total Income	**165**	**115,186**	**1,322**	**6,118**	**122,791**
Interest expense	1,998	7,329	538	2,504	12,369
UF indexation expenses	—	—	8	1	9
Expenses from commissions	—	29,508	—	—	29,508
Expenses credit losses (gains)	—	(2,078)	(3)	(15)	(2,096)
Expenses from salaries and employee benefits	—	421	38,083	80,430	118,934
Administrative expenses	—	11,776	3,786	229	15,791
Other expenses	—	—	2	23	25
Total Expenses	**1,998**	**46,956**	**42,414**	**83,172**	**174,540**

As of December 31, 2022	Parent Entity MCh$	Other Legal Entity MCh$	Key personnel of the consolidated Bank MCh$	Other Related party MCh$	Total MCh$
Interest revenue	—	23,467	424	2,087	25,978
UF indexation revenue	—	25,560	1,958	7,649	35,167
Income from commissions	92	112,308	20	69	112,489
Net Financial income (expense)	—	88,103	—	—	88,103
Other income	—	79	—	—	79
Total Income	**92**	**249,517**	**2,402**	**9,805**	**261,816**
Interest expense	872	11,307	170	1,366	13,715
UF indexation expenses	—	—	12	27	39
Expenses from commissions	—	35,948	—	—	35,948
Expenses credit losses (gains)	—	242	(5)	31	268
Expenses from salaries and employee benefits	—	173	32,894	71,503	104,570
Administrative expenses	—	22,254	3,603	120	25,977
Other expenses	—	10	3	15	28
Total Expenses	**872**	**69,934**	**36,677**	**73,062**	**180,545**

(*) This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

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Banco de Chile and Subsidiaries

(c) Transactions with related parties: Below are the individual transactions in the period with related parties that are legal persons, which do not correspond to the usual operations of the line of business carried out with customers in general and when said individual transactions consider a transfer of resources, services or obligations greater than UF 2,000.

As of December 31, 2023

Company name	Nature of the relationship with the Bank	Description of the transaction — Type of service
Ionix SPA	Other related parties	IT license services
		IT support services
Servipag Ltda.	Joint venture	IT support services
		Collection services
		Software services
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information
		Brokerage commission
		IT support services
DCV Registros S.A.	Other related parties	IT services
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission
Redbanc S.A.	Associates	Electronic transaction management services
		IT proyect services
		IT services
		Fraud prevention services
Sistemas Oracle de Chile Ltda.	Other related parties	IT services
		IT support services
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services
		Custodial services
Manantial S.A.	Other related parties	General expenses
Universidad Del Desarrollo	Other related parties	Loyalty
Universidad Adolfo Ibañez	Other related parties	Training
Canal 13 S.A.	Other related parties	Advertising service
Nexus S.A.	Other related parties	General income
		Card processing
		IT services
		Embossing services
		Customer product delivery services
		Fraud prevention services
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services
Comder Contraparte Central S.A.	Other related parties	Securities clearing services
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission
		Service of financial information
Citigroup Global Markets INC	Other related parties	Brokerage commission
Transbank S.A.	Associates	Card processing
		Project consultation
		Exchange commission
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services
		Transfer services
		Collection services
Artikos Chile S.A.	Joint venture	IT support services
		IT services
Citibank N.A.	Other related parties	Connectivity business commissions
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements
Plaza Vespucio SPA	Other related parties	Financial lease agreements
Plaza Oeste	Other related parties	Financial lease agreements
Plaza del Trebol	Other related parties	Financial lease agreements
Plaza Tobalaba	Other related parties	Financial lease agreements
Plaza la Serena	Other related parties	Financial lease agreements
Inmobiliaria Mall Calama	Other related parties	Financial lease agreements
Plaza Antofagasta	Other related parties	Financial lease agreements

	Description of the transaction		Transactions under equivalence conditions to those transactions with mutual independence between the parties	Amount MCh$	Effect on Income		Effect on Financial position	
	Term	Renewal conditions			Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
	30 days	Contract	Yes	637	—	637	—	61
	30 days	Contract	Yes	349	—	349	—	—
	30 days	Contract	Yes	386	—	386	—	—
	30 days	Contract	Yes	4,358	—	4,358	—	432
	30 days	Contract	Yes	220	—	220	—	—
	30 days	Contract	Yes	362	—	362	—	1
	30 days	Contract	Yes	344	—	344	—	—
	30 days	Contract	Yes	289	—	289	—	—
	30 days	Contract	Yes	319	—	319	—	—
	30 days	Contract	Yes	272	—	272	—	—
	30 days	Contract	Yes	15,570	—	15,570	—	1,589
	30 days	Contract	Yes	542	—	542	—	—
	30 days	Contract	Yes	330	—	330	—	—
	30 days	Contract	Yes	82	—	82	—	—
	30 days	Contract	Yes	91	—	91	—	—
	30 days	Contract	Yes	1,326	—	1,326	—	—
	30 days	Contract	Yes	1,026	—	1,026	—	42
	30 days	Contract	Yes	1,042	—	1,042	—	—
	30 days	Contract	Yes	366	—	366	—	—
	30 days	Contract	Yes	115	—	115	—	7
	30 days	Contract	Yes	334	—	334	—	—
	30 days	Monthly	Yes	92	—	92	—	36
	30 days	Contract	Yes	148	148	—	—	—
	30 days	Contract	Yes	3,487	—	3,487	—	—
	30 days	Contract	Yes	405	—	405	—	—
	30 days	Contract	Yes	235	—	235	—	—
	30 days	Contract	Yes	273	—	273	—	—
	30 days	Contract	Yes	380	—	380	—	—
	30 days	Contract	Yes	669	—	669	—	61
	30 days	Contract	Yes	703	—	703	—	—
	30 days	Contract	Yes	141	—	141	—	—
	30 days	Contract	Yes	84	—	84	—	—
	30 days	Contract	Yes	363	—	363	—	—
	30 days	Contract	Yes	580	—	580	—	51
	30 days	Contract	Yes	153	—	153	—	—
	30 days	Contract	Yes	93,168	93,168	—	9	—
	30 days	Contract	Yes	553	—	553	—	300
	30 days	Contract	Yes	2,581	—	2,581	—	—
	30 days	Contract	Yes	180	—	180	—	—
	30 days	Contract	Yes	457	—	457	—	19
	30 days	Contract	Yes	383	—	383	—	—
	Quarterly	Contract	Yes	5,867	5,867	—	2,517	—
	30 days	Contract	Yes	335	—	—	—	129
	30 days	Contract	Yes	82	—	—	—	261
	30 days	Contract	Yes	243	—	—	—	963
	30 days	Contract	Yes	292	—	—	—	373
	30 days	Contract	Yes	128	—	—	—	229
	30 days	Contract	Yes	246	—	—	—	714
	30 days	Contract	Yes	162	—	—	—	306
	30 days	Contract	Yes	87	—	—	—	—

411

Banco de Chile and Subsidiaries

As of December 31, 2022

Company name	Nature of the relationship with the Bank	Description of the transaction	
		Type of service	
Ionix SPA	Other related parties	IT license services	
		IT support services	
Canal 13 S.A.	Other related parties	Advertising service	
Servipag Ltda.	Joint venture	Software services	
		Collection services	
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	IT support services	
		Service of financial information	
		Brokerage commission	
Enex S.A.	Other related parties	Rent spaces for ATM	
Redbanc S.A.	Associates	Software development	
		Electronic transaction management services	
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	
		IT support services	
Depósito Central de Valores S.A.	Other related parties	Custodial services	
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Space rental	
Tagle y Compañía Ltda.	Other related parties	Legal services	
Manantial S.A	Other related parties	Materials and supplies	
Radiodifusión SPA	Other related parties	Advertising service	
Nexus S.A.	Other related parties	Customer product delivery services	
		Card processing	
		IT development services	
		Embossing services	
		Fraud prevention services	
Artikos Chile S.A.	Joint venture	IT support services	
		IT services	
DCV Registros S.A.	Other related parties	IT services	
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	
Citigroup Global Markets INC	Other related parties	Brokerage commission	
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	
Transbank S.A.	Associates	Processing fees	
		Exchange commission	
Centro de Compensación Automatizado S.A.	Associates	Transfer services	
Citibank N.A.	Other related parties	Connectivity business commissions	
Centros Comerciales vecinales Arauco Express S.A.	Other related parties	Financial lease agreements	
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	
Plaza Oeste	Other related parties	Financial lease agreements	
Plaza del Trebol	Other related parties	Financial lease agreements	
Plaza Tobalaba	Other related parties	Financial lease agreements	
Plaza la Serena	Other related parties	Financial lease agreements	
Inmobiliaria Mall Calama	Other related parties	Financial lease agreements	

	Description of the transaction		Transactions under equivalence conditions to those transactions with mutual independence between the parties	Amount MCh$	Effect on Income		Effect on Financial position	
	Term	Renewal conditions			Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
	30 days	Contract	Yes	440	—	440	—	32
	30 days	Contract	Yes	334	—	334	—	—
	30 days	Monthly	Yes	584	—	584	—	134
	30 days	Contract	Yes	768	—	768	—	—
	30 days	Contract	Yes	4,405	—	4,405	—	465
	30 days	Contract	Yes	259	—	259	—	—
	30 days	Contract	Yes	335	—	335	—	—
	30 days	Contract	Yes	310	—	310	—	—
	30 days	Contract	Yes	1,183	—	1,183	—	168
	30 days	Contract	Yes	399	—	399	—	—
	30 days	Contract	Yes	13,380	—	13,380	—	1,223
	30 days	Contract	Yes	6,029	—	6,029	—	2,281
	30 days	Contract	Yes	2,873	—	2,873	—	—
	30 days	Contract	Yes	2,230	—	2,230	—	53
	30 days	Contract	Yes	82	—	82	—	—
	30 days	Contract	Yes	126	—	126	—	6
	30 days	Contract	Yes	224	—	224	—	15
	30 days	Contract	Yes	105	—	105	—	4
	30 days	Contract	Yes	1,185	—	1,185	—	1,679
	30 days	Contract	Yes	11,178	—	11,178	—	—
	30 days	Contract	Yes	1,565	—	1,565	—	—
	30 days	Contract	Yes	724	—	724	—	—
	30 days	Contract	Yes	1,234	—	1,234	—	—
	30 days	Contract	Yes	421	—	421	—	17
				340	—	340	—	—
	30 days	Contract	Yes	275	—	275	—	—
	30 days	Contract	Yes	588	—	588	—	56
	30 days	Contract	Yes	830	—	830	—	—
	30 days	Contract	Yes	480	—	480	—	—
	30 days	Contract	Yes	153	—	153	—	—
	30 days	Contract	Yes	1,150	—	1,150	—	91
	30 days	Contract	Yes	94,489	94,489	—	8	—
	30 days	Contract	Yes	2,340	—	2,340	—	378
	Quarterly	Contract	Yes	10,583	10,583	—	5,341	—
	30 days	Contract	Yes	114	—	—	—	170
	30 days	Contract	Yes	303	—	—	—	392
	30 days	Contract	Yes	221	—	—	—	1,039
	30 days	Contract	Yes	263	—	—	—	593
	30 days	Contract	Yes	114	—	—	—	320
	30 days	Contract	Yes	243	—	—	—	—
	30 days	Contract	Yes	178	—	—	—	505

‹ 413 ›

Banco de Chile and Subsidiaries

(d) Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	2023 MCh$	2022 MCh$
Directory:		
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	3,347	3,095
Key Personnel of the Management of the Bank and its Subsidiaries:		
Payment for benefits to short-term employees	36,535	31,196
Payment for benefits to employees for termination of employment contract	1,548	1,698
Payment for benefits to post-employment employees	—	—
Payment for benefits to long-term employees	—	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	38,083	32,894
Total	**41,430**	**35,989**

(c) Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	2023	2022
	No. Executives	
Directory:		
Directors – Bank and its subsidiaries	16	17
Key Personnel of the Management of the Bank and its Subsidiaries:		
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	90	92
Division Managers / Area – Subsidiaries	30	32
Subtotal	126	130
Total	**142**	**147**

44. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Productivity Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i) Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii) Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

415

(iii) Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

(iv) Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). Likewise, for certain fixed-income instruments maintained in investment portfolios other than trading, the portion of the adjustment at fair value explained by impairment due to credit risk of the counterparty is determined.

The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument,

Banco de Chile and Subsidiaries

considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument's market rate.

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA are carried out only for derivatives. For its part, credit risk impairment is computed for fixed income instruments measured at fair value through other comprehensive income (FVTOCI) and fixed income instruments measured at amortized cost.

(v) Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss ("P&L") and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

(vi) Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a) **Hierarchy of instrument valued at Fair value:**

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1: These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

Level 2: They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a) Quoted prices for similar assets or liabilities in active markets.
b) Quoted prices for identical or similar assets or liabilities in markets that are not active.
c) Inputs data other than quoted prices that are observable for the asset or liability.
d) Inputs data corroborated by the market.

⟨ 417 ⟩

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

Banco de Chile and Subsidiaries

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on a Base Yield (Central Bank Bonds) and issuer spread. The model is based on daily prices and risk/maturity similarities between Instruments.
Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on a Base Yield (Central Bank Bonds) and issuer spread. The model takes into consideration daily prices and risk/maturity similarities between instruments.
Time Deposits		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards		Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market. Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market. Zero Coupon rates are calculated by using the bootstrapping method over swap rates.
FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

Level 3: These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

Banco de Chile and Subsidiaries

(b) Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1	
	2023 MCh$	2022 MCh$
FINANCIAL ASSETS		
Financial Assets held for trading at fair value through profit or loss		
Derivative contracts financial:		
Forwards	—	—
Swaps	—	—
Call Options	—	—
Put Options	—	—
Futures	—	—
Subtotal	—	—
Debt Financial Instruments:		
From the Chilean Government and Central Bank	181,702	28,128
Other debt financial instruments issued in Chile	—	—
Financial debt instruments issued Abroad	—	—
Subtotal	181,702	28,128
Others	409,328	257,325
Financial Assets at fair value through Other Comprehensive Income		
Debt Financial Instruments: [1]		
From the Chilean Government and Central Bank	532,203	552,763
Other debt financial instruments issued in Chile	—	—
Financial debt instruments issued Abroad	—	—
Subtotal	532,203	552,763
Derivative contracts financial for hedging purposes		
Forwards	—	—
Swaps	—	—
Call Options	—	—
Put Options	—	—
Futures	—	—
Subtotal	—	—
Total	**1,123,233**	**838,216**
FINANCIAL LIABILITIES		
Financial liabilities held for trading at fair value through profit or loss		
Derivative contracts financial:		
Forwards	—	—
Swaps	—	—
Call Options	—	—
Put Options	—	—
Futures	—	—
Subtotal	—	—
Others	—	—
Derivative contracts financial for hedging purposes		
Forwards	—	—
Swaps	—	—
Call Options	—	—
Put Options	—	—
Futures	—	—
Subtotal	—	—
Total	**—**	**—**

(1) As of December 31, 2023, 100% of instruments of Level 3 have denomination "Investment Grade". Also, 100% of total of these financial instruments correspond to domestic issuers.

	Level 2		Level 3		Total	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	212,475	565,373	—	—	212,475	565,373
	1,818,155	2,389,577	—	—	1,818,155	2,389,577
	3,435	2,321	—	—	3,435	2,321
	1,311	2,758	—	—	1,311	2,758
	—	—	—	—	—	—
	2,035,376	2,960,029	—	—	2,035,376	2,960,029
	2,845,611	3,031,164	—	—	3,027,313	3,059,292
	301,948	273,934	34,363	100,519	336,311	374,453
	—	—	—	—	—	—
	3,147,559	3,305,098	34,363	100,519	3,363,624	3,433,745
	—	—	—	—	409,328	257,325
	1,305,449	1,706,094	—	—	1,837,652	2,258,857
	1,653,182	1,499,625	88,483	41,283	1,741,665	1,540,908
	207,208	167,627	—	—	207,208	167,627
	3,165,839	3,373,346	88,483	41,283	3,786,525	3,967,392
	—	—	—	—	—	—
	49,065	27,077	—	—	49,065	27,077
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	49,065	27,077	—	—	49,065	27,077
	8,397,839	**9,665,550**	**122,846**	**141,802**	**9,643,918**	**10,645,568**
	221,965	535,643	—	—	221,965	535,643
	1,970,024	2,560,285	—	—	1,970,024	2,560,285
	1,061	1,665	—	—	1,061	1,665
	3,871	3,889	—	—	3,871	3,889
	—	—	—	—	—	—
	2,196,921	3,101,482	—	—	2,196,921	3,101,482
	2,305	6,271	—	—	2,305	6,271
	—	—	—	—	—	—
	160,602	223,016	—	—	160,602	223,016
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	160,602	223,016	—	—	160,602	223,016
	2,359,828	**3,330,769**	**—**	**—**	**2,359,828**	**3,330,769**

Banco de Chile and Subsidiaries

(c) Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	December 2023							
	Balance as of January 1, 2023 MCh$	Gain (Loss) Recognized in Income [1] MCh$	Gain (Loss) Recognized in Equity [2] MCh$	Purchases MCh$	Sales MCh$	Transfer from Level 1 and 2 MCh$	Transfer to Level 1 and 2 MCh$	Balance as of December 31, 2023 MCh$
Financial Assets held for trading at fair value through profit or loss								
Debt Financial Instruments:								
Other debt financial instruments issued in Chile	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363
Subtotal	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363
Financial Assets at fair value through Other Comprehensive Income								
Debt Financial Instruments:								
Other debt financial instruments issued in Chile	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Subtotal	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Total	**141,802**	**4,860**	**(7,355)**	**82,015**	**(63,874)**	**19,141**	**(53,743)**	**122,846**

	December 2022							
	Balance as of January 1, 2022	Gain (Loss) Recognized in Income [1]	Gain (Loss) Recognized in Equity [2]	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss								
Debt Financial Instruments:								
Other debt financial instruments issued in Chile	51,484	902	—	111,960	(63,827)	—	—	100,519
Subtotal	51,484	902	—	111,960	(63,827)	—	—	100,519
Financial Assets at fair value through Other Comprehensive Income								
Debt Financial Instruments:								
Other debt financial instruments issued in Chile	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Subtotal	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Total	**76,687**	**(575)**	**4,921**	**137,004**	**(76,235)**	**—**	**—**	**141,802**

(1)   Recorded in income under item "Net Financial income (expense)".
(2)   Recorded in equity under item "Accumulated other comprehensive income".

〈 423 〉

Banco de Chile and Subsidiaries

(d) **Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:**

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2023		As of December 31, 2022	
	Level 3 MCh$	Sensitivity to changes in key assumptions of models MCh$	Level 3 MCh$	Sensitivity to changes in key assumptions of models MCh$
Financial Assets held for trading at fair value through profit or loss				
Debt Financial Instruments:				
Other debt financial instruments issued in Chile	34,363	(696)	100,519	(997)
Subtotal	34,363	(696)	100,519	(997)
Financial Assets at fair value through Other Comprehensive Income				
Debt Financial Instruments:				
Other debt financial instruments issued in Chile	88,483	(2,721)	41,283	(1,263)
Subtotal	88,483	(2,721)	41,283	(1,263)
Total	**122,846**	**(3,417)**	**141,802**	**(2,260)**

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers' quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

(e) **Other assets and liabilities:**

The following table summarizes the fair values of the Bank's main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank's income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
ASSETS				
Cash and due from banks	2,464,648	2,764,884	2,464,648	2,764,884
Transactions in the course of collection	415,505	772,196	415,505	772,196
Subtotal	2,880,153	3,537,080	2,880,153	3,537,080
Financial assets at amortized cost:				
Rights from resale agreements and securities lending	71,822	54,061	71,822	54,061
Debt financial instruments	1,431,083	902,355	1,368,416	836,527
Loans and advances to Banks:				
Domestic banks	—	—	—	—
Central Bank of Chile	2,100,933	1,801,100	2,100,933	1,801,100
Foreign banks	418,247	373,015	412,662	369,526
Subtotal	4,022,085	3,130,531	3,953,833	3,061,214
Loans to customers, net:				
Commercial loans	19,624,909	19,871,510	19,193,778	19,161,774
Residential mortgage loans	12,269,148	11,386,851	11,656,071	11,138,046
Consumer loans	4,937,679	4,658,051	5,025,163	4,608,041
Subtotal	36,831,736	35,916,412	35,875,012	34,907,861
Total	**43,733,974**	**42,584,023**	**42,708,998**	**41,506,155**
LIABILITIES				
Transactions in the course of payment	356,871	681,792	356,871	681,792
Financial liabilities at amortized cost:				
Current accounts and other demand deposits	13,321,660	13,383,232	13,321,660	13,383,232
Saving accounts and time deposits	15,365,562	14,157,141	15,363,772	14,140,995
Obligations by repurchase agreements and securities lending	157,173	216,264	157,173	216,264
Borrowings from financial institutions	5,360,715	5,397,676	5,152,776	4,844,427
Debt financial instruments issued:				
Letters of credit for residential purposes	1,433	2,328	1,533	2,466
Letters of credit for general purposes	11	49	12	52
Bonds	9,358,621	9,265,570	9,090,188	9,030,443
Other financial obligations	339,305	344,030	339,327	363,809
Subtotal	43,904,480	42,766,290	43,426,441	41,981,688
Financial instruments of regulatory capital issued:				
Subordinate bonds	1,039,814	1,010,905	1,035,801	1,002,250
Total	**45,301,165**	**44,458,987**	**44,819,113**	**43,665,730**

Banco de Chile and Subsidiaries

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

(f) Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of December 31, 2023 and 2022:

	Level 1 Estimated Fair Value	
	2023 MCh$	2022 MCh$
ASSETS		
Cash and due from banks	2,464,648	2,764,884
Transactions in the course of collection	415,505	772,196
Subtotal	2,880,153	3,537,080
Financial assets at amortized cost:		
Rights from resale agreements and securities lending	71,822	54,061
Debt financial instruments	1,368,416	836,527
Loans and advances to Banks:		
Domestic banks	—	—
Central Bank of Chile	2,100,933	1,801,100
Foreign banks	—	—
Subtotal	3,541,171	2,691,688
Loans to customers, net:		
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Subtotal	—	—
Total	**6,421,324**	**6,228,768**
LIABILITIES		
Transactions in the course of payment	356,871	681,792
Financial liabilities at amortized cost:		
Current accounts and other demand deposits	13,321,660	13,383,232
Saving accounts and time deposits	—	—
Obligations by repurchase agreements and securities lending	157,173	216,264
Borrowings from financial institutions	—	—
Debt financial instruments issued:		
Letters of credit for residential purposes	—	—
Letters of credit for general purposes	—	—
Bonds	—	—
Other financial obligations	—	—
Subtotal	13,478,833	13,599,496
Financial instruments of regulatory capital issued:		
Subordinate bonds	—	—
Total	**13,835,704**	**14,281,288**

427

	Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
	—	—	—	—	2,464,648	2,764,884
	—	—	—	—	415,505	772,196
	—	—	—	—	2,880,153	3,537,080
	—	—	—	—	71,822	54,061
	—	—	—	—	1,368,416	836,527
	—	—	—	—	—	—
	—	—	—	—	2,100,933	1,801,100
	—	—	412,662	369,526	412,662	369,526
	—	—	412,662	369,526	3,953,833	3,061,214
	—	—	19,193,778	19,161,774	19,193,778	19,161,774
	—	—	11,656,071	11,138,046	11,656,071	11,138,046
	—	—	5,025,163	4,608,041	5,025,163	4,608,041
	—	—	35,875,012	34,907,861	35,875,012	34,907,861
	—	**—**	**36,287,674**	**35,277,387**	**42,708,998**	**41,506,155**
	—	—	—	—	356,871	681,792
	—	—	—	—	13,321,660	13,383,232
	—	—	15,363,772	14,140,995	15,363,772	14,140,995
	—	—	—	—	157,173	216,264
	—	—	5,152,776	4,844,427	5,152,776	4,844,427
	1,533	2,466	—	—	1,533	2,466
	12	52	—	—	12	52
	9,090,188	9,030,443	—	—	9,090,188	9,030,443
	—	—	339,327	363,809	339,327	363,809
	9,091,733	9,032,961	20,855,875	19,349,231	43,426,441	41,981,688
	—	—	1,035,801	1,002,250	1,035,801	1,002,250
	9,091,733	**9,032,961**	**21,891,676**	**20,351,481**	**44,819,113**	**43,665,730**

Banco de Chile and Subsidiaries

The Bank determines the fair value of these assets and liabilities according to the following:

- Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:
- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investment under resale agreements and securities loans	- Obligations under repurchase agreements and securities loans
- Loans and advance to domestic banks (including the Central Bank of Chile)	

- Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

- Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

- Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

- Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

45. MATURITY ACCORDING TO THEIR REMAINING TERMS OF FINANCIAL ASSETS AND LIABILITIES:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2023 and 2022. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

429

Banco de Chile and Subsidiaries

Assets	December 2023			
	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Cash and due from banks	2,464,648	—	—	—
Transactions in the course of collection	—	415,505	—	—
Financial assets held for trading at fair value through profit or loss				
Derivative contracts financial	—	56,847	130,507	309,218
Debt financial instruments	—	3,363,624	—	—
Others	—	409,328	—	—
Financial assets at fair value through other comprehensive income	—	180,968	721,297	1,790,913
Derivative contracts financial for hedging purposes	—	—	—	14,321
Financial assets at amortized cost				
Rights from resale agreements and securities lending	—	61,005	10,322	495
Debt financial instruments	—	—	—	507,203
Loans and advances to Banks [(*)]	—	2,216,942	73,506	229,483
Loans to customers, net [(*)]	—	5,428,312	2,587,416	6,993,529
Total financial assets	**2,464,648**	**12,132,531**	**3,523,048**	**9,845,162**

Liabilities	December 2023			
	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Transactions in the course of payment	—	356,871	—	—
Financial liabilities held for trading at fair value through profit or loss				
Derivative contracts financial	—	57,324	141,764	319,273
Others	—	2,160	126	—
Derivative contracts financial for hedging purposes	—	—	—	—
Financial liabilities at amortized cost				
Current accounts and other demand deposits	13,321,660	—	—	—
Saving accounts and time deposits [(**)]	—	10,037,240	3,459,981	1,450,857
Obligations by repurchase agreements and securities lending	—	157,015	158	—
Borrowings from financial institutions	—	176,910	65,902	5,091,283
Debt financial instruments issued				
Letters of credit	—	175	282	416
Bonds	—	52,443	186,629	956,608
Other financial obligations	—	339,293	—	12
Lease liabilities	—	2,181	4,314	16,655
Financial instruments of regulatory capital issued	—	1,472	—	113,256
Total financial liabilities	**13,321,660**	**11,183,084**	**3,859,156**	**7,948,360**
Mismatch	**(10,857,012)**	**949,447**	**(336,108)**	**1,896,802**

(*) These balances are presented without deduction of their respective provisions, which amount to Ch$768,968 million for loans to customers and Ch$751 million for borrowings from financial institutions.

(**) Excludes term saving accounts, which amount to Ch$355,725 million.

	December 2023					
	Subtotal up to 1 year MCh$	Over 1 year and up to 3 years MCh$	Over 3 year and up to 5 years MCh$	Over 5 years MCh$	Subtotal over 1 year MCh$	Total MCh$
	2,464,648	—	—	—	—	2,464,648
	415,505	—	—	—	—	415,505
	496,572	560,641	314,649	663,514	1,538,804	2,035,376
	3,363,624	—	—	—	—	3,363,624
	409,328	—	—	—	—	409,328
	2,693,178	257,310	478,175	357,862	1,093,347	3,786,525
	14,321	1,530	21,062	12,152	34,744	49,065
	71,822	—	—	—	—	71,822
	507,203	478,818	128,728	316,334	923,880	1,431,083
	2,519,931	—	—	—	—	2,519,931
	15,009,257	7,092,458	3,965,966	11,533,023	22,591,447	37,600,704
	27,965,389	**8,390,757**	**4,908,580**	**12,882,885**	**26,182,222**	**54,147,611**

431

	December 2023					
	Subtotal up to 1 year MCh$	Over 1 year and up to 3 years MCh$	Over 3 year and up to 5 years MCh$	Over 5 years MCh$	Subtotal over 1 year MCh$	Total MCh$
	356,871	—	—	—	—	356,871
	518,361	566,762	431,076	680,722	1,678,560	2,196,921
	2,286	19	—	—	19	2,305
	—	20,505	3,189	136,908	160,602	160,602
	13,321,660	—	—	—	—	13,321,660
	14,948,078	60,622	595	542	61,759	15,009,837
	157,173	—	—	—	—	157,173
	5,334,095	26,620	—	—	26,620	5,360,715
	873	171	80	320	571	1,444
	1,195,680	2,138,820	2,075,249	3,948,872	8,162,941	9,358,621
	339,305	—	—	—	—	339,305
	23,150	35,619	27,835	14,876	78,330	101,480
	114,728	18,826	10,216	896,044	925,086	1,039,814
	36,312,260	**2,867,964**	**2,548,240**	**5,678,284**	**11,094,488**	**47,406,748**
	(8,346,871)	**5,522,793**	**2,360,340**	**7,204,601**	**15,087,734**	**6,740,863**

Banco de Chile and Subsidiaries

Assets	December 2022			
	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Cash and due from banks	2,764,884	—	—	—
Transactions in the course of collection	—	772,196	—	—
Financial assets held for trading at fair value through profit or loss				
Derivative contracts financial	—	174,943	243,091	637,830
Debt financial instruments	—	3,433,745	—	—
Others	—	257,325	—	—
Financial assets at fair value through other comprehensive income	—	71,345	231,925	2,143,838
Derivative contracts financial for hedging purposes	—	—	—	15,863
Financial assets at amortized cost				
Rights from resale agreements and securities lending	—	35,549	14,324	4,188
Debt financial instruments	—	—	—	—
Loans and advances to Banks [*]	—	1,904,367	63,396	207,029
Loans to customers, net [*]	—	4,940,664	2,937,024	6,830,834
Total financial assets	**2,764,884**	**11,590,134**	**3,489,760**	**9,839,582**

Liabilities	December 2022			
	Demand MCh$	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 month and up to 12 months MCh$
Transactions in the course of payment	—	681,792	—	—
Financial liabilities held for trading at fair value through profit or loss				
Derivative contracts financial	—	167,937	222,880	588,342
Others	—	4,355	1,916	—
Derivative contracts financial for hedging purposes	—	—	—	1,462
Financial liabilities at amortized cost				
Current accounts and other demand deposits	13,383,232	—	—	—
Saving accounts and time deposits [**]	—	9,342,195	2,962,617	1,324,088
Obligations by repurchase agreements and securities lending	—	216,212	52	—
Borrowings from financial institutions	—	289,675	84,391	675,089
Debt financial instruments issued				
Letters of credit	—	338	364	528
Bonds	—	38,469	173,248	1,248,410
Other financial obligations	—	343,943	11	54
Lease liabilities	—	2,618	7,644	17,353
Financial instruments of regulatory capital issued	—	1,153	—	117,262
Total financial liabilities	**13,383,232**	**11,088,687**	**3,453,123**	**3,972,588**
Mismatch	**(10,618,348)**	**501,447**	**36,637**	**5,866,994**

(*)   These balances are presented without deduction of their respective provisions, which amount to Ch$778,392 million for loans to customers and Ch$677 million for borrowings from financial institutions.

(**) Excludes term saving accounts, which amount to Ch$407,745 million.

December 2022	Subtotal up to 1 year MCh$	Over 1 year and up to 3 years MCh$	Over 3 year and up to 5 years MCh$	Over 5 years MCh$	Subtotal over 1 year MCh$	Total MCh$
	2,764,884	—	—	—	—	2,764,884
	772,196	—	—	—	—	772,196
	1,055,864	701,848	415,817	786,500	1,904,165	2,960,029
	3,433,745	—	—	—	—	3,433,745
	257,325	—	—	—	—	257,325
	2,447,108	718,241	80,008	722,035	1,520,284	3,967,392
	15,863	443	8,052	2,719	11,214	27,077
	54,061	—	—	—	—	54,061
	—	16,280	445,624	440,451	902,355	902,355
	2,174,792	—	—	—	—	2,174,792
	14,708,522	7,403,768	3,752,730	10,829,784	21,986,282	36,694,804
	27,684,360	**8,840,580**	**4,702,231**	**12,781,489**	**26,324,300**	**54,008,660**

December 2022	Subtotal up to 1 year MCh$	Over 1 year and up to 3 years MCh$	Over 3 year and up to 5 years MCh$	Over 5 years MCh$	Subtotal over 1 year MCh$	Total MCh$
	681,792	—	—	—	—	681,792
	979,159	692,759	465,828	963,736	2,122,323	3,101,482
	6,271	—	—	—	—	6,271
	1,462	20,240	15,639	185,675	221,554	223,016
	13,383,232	—	—	—	—	13,383,232
	13,628,900	113,901	5,940	655	120,496	13,749,396
	216,264	—	—	—	—	216,264
	1,049,155	4,348,521	—	—	4,348,521	5,397,676
	1,230	744	39	364	1,147	2,377
	1,460,127	1,895,121	2,282,248	3,628,074	7,805,443	9,265,570
	344,008	22	—	—	22	344,030
	27,615	27,634	15,009	19,111	61,754	89,369
	118,415	20,157	12,345	859,988	892,490	1,010,905
	31,897,630	**7,119,099**	**2,797,048**	**5,657,603**	**15,573,750**	**47,471,380**
	(4,213,270)	**1,721,481**	**1,905,183**	**7,123,886**	**10,750,550**	**6,537,280**

Banco de Chile and Subsidiaries

46. FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY:

As of December 31, 2023	CLP MCh$	CLF MCh$	FX Indexation MCh$	USD MCh$	
Assets					
Financial assets	26,148,436	21,213,688	145,584	5,593,508	
Non-Financial assets	2,024,900	30,487	13,710	344,211	
Total Assets	**28,173,336**	**21,244,175**	**159,294**	**5,937,719**	
Liabilities					
Financial liabilities	29,851,084	10,433,590	278	6,018,902	
Non-Financial liabilities	2,184,491	350,671	721	252,956	
Total Liabilities	**32,035,575**	**10,784,261**	**999**	**6,271,858**	
Mismatch of Financial Assets and Liabilities [*]	**(3,702,648)**	**10,780,098**	**145,306**	**(425,394)**	

(*)   This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2022	CLP MCh$	CLF MCh$	FX Indexation MCh$	USD MCh$	
Assets					
Financial assets	27,002,192	19,662,498	118,265	6,164,921	
Non-Financial assets	1,676,512	25,186	4,625	318,509	
Total Assets	**28,678,704**	**19,687,684**	**122,890**	**6,483,430**	
Liabilities					
Financial liabilities	29,120,086	10,560,342	233	6,624,182	
Non-Financial liabilities	1,981,737	209,270	355	323,996	
Total Liabilities	**31,101,823**	**10,769,612**	**588**	**6,948,178**	
Mismatch of Financial Assets and Liabilities [*]	**(2,117,894)**	**9,102,156**	**118,032**	**(459,261)**	

(*)   This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

	COP MCh$	GBP MCh$	EUR MCh$	CHF MCh$	JPY MCh$	CNY MCh$	Others MCh$	Total MCh$
	—	42,300	176,380	3,988	18,085	16,225	19,698	53,377,892
	—	23	1,290	1	—	—	38	2,414,660
	—	**42,323**	**177,670**	**3,989**	**18,085**	**16,225**	**19,736**	**55,792,552**
	—	9,951	195,818	291,397	226,389	5,716	729,348	47,762,473
	—	47	3,811	6	12	5	74	2,792,794
	—	**9,998**	**199,629**	**291,403**	**226,401**	**5,721**	**729,422**	**50,555,267**
	—	**32,349**	**(19,438)**	**(287,409)**	**(208,304)**	**10,509**	**(709,650)**	**5,615,419**

435

	COP MCh$	GBP MCh$	EUR MCh$	CHF MCh$	JPY MCh$	CNY MCh$	Others MCh$	Total MCh$
	—	40,693	191,526	2,646	13,243	14,491	19,116	53,229,591
	—	23	911	—	—	—	5	2,025,771
	—	**40,716**	**192,437**	**2,646**	**13,243**	**14,491**	**19,121**	**55,255,362**
	—	23,466	237,470	364,359	194,286	3,485	751,216	47,879,125
	—	28	2,106	56	37	117	208	2,517,910
	—	**23,494**	**239,576**	**364,415**	**194,323**	**3,602**	**751,424**	**50,397,035**
	—	**17,227**	**(45,944)**	**(361,713)**	**(181,043)**	**11,006**	**(732,100)**	**5,350,466**

CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Banco de Chile and Subsidiaries

47. RISK MANAGEMENT AND REPORT:

(1) Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. Global risk management takes into consideration the different business segments served by the Bank, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a) Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Bank's Board of Directors Board of Directors of Banco de Chile establishes the risk policies, the Risk Appetite Framework, and the guidelines for the development, validation and monitoring of models. Likewise, it approves the provision models, the Additional Provisions Policy and pronounces annually on the sufficient provisions. Also, it ratifies the strategies, policies, functional structure and comprehensive management model of Operational Risk and is in charge of guaranteeing the consistency of this model with the Bank's strategy, ensuring proper implementation of the model in the organization. Along with this, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank's Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed. These committees are described in the following paragraphs.

Risk Management is developed jointly by the Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division, which constitute the corporate risk governance structure, which by having highly experienced and specialized teams, together with a robust regulatory framework, allow optimal and effective management of the matters they address.

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division contribute to providing effective governance to the Corporation's main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture. They identify potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, contributing comprehensively to capital management.

Likewise, they continuously manage risk knowledge from a comprehensive approach, in order to contribute to the business and anticipate threats that may damage the solvency and quality of the portfolio, permeating a unique risk culture towards the Corporation, promoting training and permanent education.

Both Divisions are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. The Wholesale Credit Risk Division has in its structure the Market Risk Management that develops the function of measurement, limitation, control and reporting of said risk along with the definition of valuation standards and management of the Bank's assets and liabilities.

In turn, in the Retail Credit Risk and Global Risk Control Division, the Admissions Area, among its functions, develops the regulatory framework in matters of credit risk, and the Risk Models Area, which develops the different methodologies related to credit risk. Likewise, in this Division, model monitoring, validation and model risk management are carried out by the respective areas that deal with these matters, ensuring the independence of the function.

This Division also has the Operational Risk and Business Continuity Management, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. For these purposes, the Operational Risk Management is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of the processes, as well as proposing continuous improvements to risk management, aligned with regulatory requirements and business objectives.

In addition to the above, the Business Continuity Management manages the strategy and control of continuity in the operational and technological field, through plans and controlled tests to reduce the impact of disruptive events that may affect the Bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing a monitoring environment for the adequate definition and implementation of the information security strategy and controls and cybersecurity, as well as the independence of the control functions of the Cybersecurity Division.

In both Operational Risk and Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their homologation to the Bank's global management model.

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank's business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is comprises by the Cybersecurity Engineering Management, the Cyber Defense Management, the Strategic Management Deputy Management and the Cyber Intelligence and Advanced Analytics Deputy Management. Also included are the Technological Risk Management and the Cybersecurity and Subsidiaries Management Department, as control units. The responsibilities of the aforementioned Managements and Deputy Managements are described in Section 5 of this Note.

(i)   Finance, International and Financial Risk Committee

The objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as the their associated results, and their price and liquidity risks that are generated. Some of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the

Banco de Chile and Subsidiaries

Comprehensive Risk Measurement (CRM) for subsequent review in the Capital Management Committee and later approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank's subsidiaries are consistent with those of the latter, and that these are reflected in their own policies and procedures.

(ii)   Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank's internal regulations require approval from this Committee, except for any special powers delegated by the board to management.

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(iii)   Portfolio Risk Committee

The Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank's loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by theto be approved by the board of directors. This committee also reviews and ratifies the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously carried out by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

(iv)   Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction of models; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final ratification; In the case of regulatory models, this Committee is limited to its review, leaving approval in the hands of the Portfolio Risk Committee and subsequently the Board of Directors. It is also in charge of monitoring the quality of internal models, according to the specific guidelines on this matter, which are also approved by the board of directors.

(v)   Model Risk Management Committee

Its main function is to establish and supervise the model risk management framework and the corresponding methodologies at the institutional level. Among other matters, this committee reviews and discusses the identification and evaluation of model risks based on aggregate results, ensures the updating of the inventory of institutional models and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(vi) Senior Operational Risk

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank's transactions, in order to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This committee has many functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank's comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries. It reviews integral risk measurement for operational risks. It approves the bank's operational risk appetite framework. It ensures compliance with the regulatory framework; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures; ensure the long-term solvency of the organization, avoiding risk factors that may jeopardize the continuity of the Bank. It reviews new products and services, verifies the consistency of associated policies across the bank's subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, among others.

 439

(vii) Operational Risk Committee

The committee is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

Among the main functions of the Operational Risk Committee are: regarding the ddevelopingment of thea comprehensive operational risk management model, ensuring the implementation and/or updating of the regulatory framework, plans and initiatives for the development of the model and its dissemination in the organization; promote a culture of operational risk management at all levels of the Bank; become aware of the results obtained in the comprehensive measurement of operational risk; review the operational risk appetite framework; ensure the current regulatory framework in matters that are limited to operational risk; review the level of exposure to operational risk of the Bank and the main risks to which it is exposed; become aware of the main frauds, incidents, operational events and their root causes, impacts and corrective measures as appropriate, as well as operational risk assessments; propose, agree on and/or prioritize strategies to mitigate the main operational risks; ensure the long-term solvency of the organization; ensure that Operational Risk policies are aligned with the Bank's objectives and strategies; become aware of the level of risk to which the bank is exposed in its outsourced services, among others.

(viii) Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank's capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF's principles are respected, and the bank's medium-term sustainability.

Banco de Chile and Subsidiaries

(b) Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

(c) Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. To this end, there are guidelines for the generation of credit risk models, covering management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests that are part of the Bank's effective equity self-assessment process. The Board of Directors approves these guidelines and the models developed.

For the purposes of covering losses in the event of customers payment default, the Bank determines the level of provisions that must be established based on the following:

440

- Individual evaluation: mainly applies to the Bank's portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

- Group evaluation: mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk; in the case of commercial and mortgage portfolios, these results are contrasted with the standard models provided by the regulator, with the resulting provision being the largest between both methods. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

Banco de Chile establishes additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

During this year, the Bank maintainskept without modifications the amount of additional provisions established.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank's business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, Risk-Weighted Assets and stress tests are obtained in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, through which it is possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of said Framework, which allow it to constantly monitor the performance of different indicators and implement timely corrective actions, in the event that are required. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

(2) Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Establishes the risk management framework for the different business segments it serves, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

In matters of risks related to climate change, during 2023 progress has beenwas made in the methodologies used to identify risks related to the climate factor in the portfolio. This includes conducting various specialized training on ESG risk matters to executives from different divisions, including risk executives, strengthening the Bank's ability to proactively address these emerging challenges.

Banco de Chile and Subsidiaries

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1. Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2. Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

3. To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4. Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank's reputational definitions.

5. Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during the last three years the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank's portfolio in its different segments and products.

Within the framework of risk management, a permanent and focused monitoring of the behavior of the portfolios has continued, including the evolution of the credits associated with the FOGAPE Covid, FOGAPE Reactivation programs and recently FOGAPE Chile Apoya and FOGAES.

(a) Retail Segments:

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank's risk functions are segregated and distributed in the following areas:

–   Retail Admission and Regulatory, performs the evaluation of operations and clients, with specialization by products and segments. Maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective parameterization in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

- Risk Model, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Risk and Internal Control Management and presented to the corresponding government bodies, such as the Technical Committee for the Supervision and Development of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

- Model Risk and Internal Control, its purpose is to manage the risks associated with models and their processes, for which it relies on the functions of model validation, model risk management and internal control.

  Model validation is responsible for carrying out an independent review of risk models, including risk-weighted assets and stress tests, both in the construction and implementation stages of these models. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling techniques, implementation, methodological and parametric analysis, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

  Model risk management is responsible for monitoring and ensuring compliance with the activities associated with the state in which the models are according to their life cycle.

  For its part, the internal control function ensures the maintenance of a control model aligned with performance, financial and operational objectives, and the protection of its assets against possible losses. The foregoing has the consequence of ensuring the reliability and transparency of the financial and non-financial information generated by the Bank. For this, a periodic evaluation process is carried out, based on the risks that could have a material impact and which is carried out through the evaluation of the design and operational effectiveness of the identified controls and thus be able to comply with the operating, information and compliance objectives.

- Retail Tracking and Models, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment. This Area ensures that the different strategies executed meet the risk quality objectives that determined their implementation.

  For its part, through the risk model monitoring function, they are monitored, ensuring compliance with the standards defined to ensure their predictive and discriminating power.

  Additionally, this Area is responsible for managing the process for calculating provisions for credit risk, ensuring the correct execution of the processes and results obtained.

- Collection performs a cross-collection management in the Bank and defines refinancing criteria through the establishment of predefined renegotiation guidelines to solve the indebtedness of viable customers and with payment intentions, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies and with strict adherence to the current regulatory framework.

  In this sense, the Bank has specific regulations related to the collection and normalization of clients, which makes it possible to ensure the quality of the portfolio in accordance with credit policies and the desired risk appetite framework. Through collection management, the attention of clients with temporary flow problems is favored, debt normalization plans are proposed to viable clients, in such a way that it is possible to maintain the relationship in the long term once their situation is regularized, the recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce potential loss.

Banco de Chile and Subsidiaries

(b) Wholesale Segments:

In these segments, admission management is carried out through an individual evaluation of the client and the relationship of the rest of the group with the Bank is also considered if it belongs to a group of companies. This individual evaluation - and group if applicable - considers, among others, generation capacity, financial situation with emphasis on equity solvency, exposure levels, industry variables, evaluation of partners and management, and aspects of the operation such as financing structure, term, products and possible collaterals.

The indicated evaluation is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level off business segments and economic sectors, based on periodically updated information from both the client and the industry, through the use of robust management tools. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint monitoring tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, with the aim of ensuring the correct and timely identification of portfolio risks, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs, together with the Wholesale Credit Risk Division, establish action plans for their regularization. In those more complex cases where specialized management is required, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

(c) Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2023 and 2022, does not exceed 10% of the Bank's effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2023:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets						
Cash and Due from Banks	1,536,512	811,198	27,492	9	89,437	2,464,648
Financial assets held for trading at fair value through profit or loss						
Derivative contracts Financial						
Forwards [*]	129,596	13,712	27,450	—	41,717	212,475
Swaps [**]	739,444	59,478	856,718	—	162,515	1,818,155
Call Options	1,939	248	955	—	293	3,435
Put Options	542	70	654	—	45	1,311
Futures	—	—	—	—	—	—
Subtotal	871,521	73,508	885,777	—	204,570	2,035,376
Debt Financial Instruments						
From the Chilean Government and Central Bank	3,027,313	—	—	—	—	3,027,313
Other debt financial instruments issued in Chile	336,311	—	—	—	—	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,363,624	—	—	—	—	3,363,624
Others Financial Instruments						
Investments in mutual funds	405,752	—	—	—	—	405,752
Equity instruments	2,058	485	—	—	—	2,543
Others	844	145	—	—	44	1,033
Subtotal	408,654	630	—	—	44	409,328
Financial Assets at fair value through other comprehensive income						
Debt Financial Instruments						
From the Chilean Government and Central Bank	1,837,652	—	—	—	—	1,837,652
Other debt financial instruments issued in Chile	1,741,665	—	—	—	—	1,741,665
Financial debt instruments issued Abroad	—	207,208	—	—	—	207,208
Subtotal	3,579,317	207,208	—	—	—	3,786,525
Derivative contracts financial for hedging purposes						
Forwards	—	—	—	—	—	—
Swaps	—	11,975	18,712	—	18,378	49,065
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	11,975	18,712	-	18,378	49,065
Financial assets at amortized cost						
Rights from resale agreements and securities lending	71,822	—	—	—	—	71,822
Debt Financial Instruments						
From the Chilean Government and Central Bank	1,431,141	—	—	—	—	1,431,141
Impairment	(58)	—	—	—	—	(58)
Subtotal	1,431,083	—	—	—	—	1,431,083
Loans and advances to Banks						
Central Bank of Chile	2,100,933	—	—	—	—	2,100,933
Domestic banks	—	—	—	—	—	—
Foreign Banks [***]	—	—	436	205,362	213,200	418,998
Subtotal	2,100,933	—	436	205,362	213,200	2,519,931
Loans to Customers, Net						
Commercial loans	19,969,857	—	—	—	21,257	19,991,114
Residential mortgage loans	12,303,154	—	—	—	—	12,303,154
Consumer loans	5,306,436	—	—	—	—	5,306,436
Subtotal	37,579,447	—	—	—	21,257	37,600,704

(*) Others includes: France Ch$33,034 million and Spain Ch$7 million.

(**) Others includes: France Ch$38,199 million and Spain Ch$31,881 million.

(***) Others includes: China Ch$109,229 million.

445

Banco de Chile and Subsidiaries

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	
	MCh$	MCh$	MCh$	MCh$	MCh$	
Cash and Due from Banks	590,426	—	—	1,874,222	—	
Financial Assets held for trading at fair value through profit or loss						
Derivative contracts Financial						
Forwards	—	—	—	124,644	15,853	
Swaps	—	—	243	1,739,380	2,610	
Call Options	—	—	—	1,899	422	
Put Options	—	—	—	809	277	
Futures	—	—	—	—	—	
Subtotal	—	—	243	1,866,732	19,162	
Debt Financial Instruments						
From the Chilean Government and Central Bank	2,799,442	227,871	—	—	—	
Other debt financial instruments issued in Chile	—	—	—	336,311	—	
Financial debt instruments issued Abroad	—	—	—	—	—	
Subtotal	2,799,442	227,871	—	336,311	—	
Others Financial Instruments						
Investments in mutual funds	—	—	—	405,752	—	
Equity instruments	—	—	—	2,543	—	
Others	—	—	—	1,033	—	
Subtotal	—	—	—	409,328	—	
Financial Assets at fair value through Other Comprehensive Income						
Debt Financial Instruments						
From the Chilean Government and Central Bank	473,642	1,364,010	—	—	—	
Other debt financial instruments issued in Chile	—	—	—	1,457,305	17,791	
Financial debt instruments issued Abroad	—	—	—	207,208	—	
Subtotal	473,642	1,364,010	—	1,664,513	17,791	
Derivative contracts financial for hedging purposes						
Forwards	—	—	—	—	—	
Swaps	—	—	—	49,065	—	
Call Options	—	—	—	—	—	
Put Options	—	—	—	—	—	
Futures	—	—	—	—	—	
Subtotal	—	—	—	49,065	—	
Financial assets at amortized cost (*)						
Rights from resale agreements	—	—	—	54,329		
Debt financial instruments						
From the Chilean Government and Central Bank	507,261	923,880	—	—	—	
Impairment	(21)	(37)	—	—	—	
Subtotal	507,240	923,843	—	—	—	
Loans and advances to Banks						
Central Bank of Chile	2,100,933	—	—	—	—	
Domestic banks	—	—	—	—	—	
Foreign banks	—	—	—	418,998	—	
Subtotal	2,100,933	—	—	418,998	—	

(*) Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Others MCh$	Total MCh$
	—	—	—	—	—	—	—	—	—	2,464,648
	6,396	132	1,834	3,529	3	1,074	1,589	57,421	—	212,475
	10,797	—	15,664	3,848	2,609	24,116	14,914	3,974	—	1,818,155
	252	—	—	834	—	—	—	28	—	3,435
	212	—	—	—	—	—	—	13	—	1,311
	—	—	—	—	—	—	—	—	—	—
	17,657	132	17,498	8,211	2,612	25,190	16,503	61,436	—	2,035,376
	—	—	—	—	—	—	—	—	—	3,027,313
	—	—	—	—	—	—	—	—	—	336,311
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	3,363,624
	—	—	—	—	—	—	—	—	—	405,752
	—	—	—	—	—	—	—	—	—	2,543
	—	—	—	—	—	—	—	—	—	1,033
	—	—	—	—	—	—	—	—	—	409,328
	—	—	—	—	—	—	—	—	—	1,837,652
	—	—	12,507	7,277	—	4,837	—	—	241,948	1,741,665
	—	—	—	—	—	—	—	—	—	207,208
	—	—	12,507	7,277	—	4,837	—	—	241,948	3,786,525
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	49,065
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	49,065
	—	—	—	—	—	—	—	15,189	2,304	71,822
	—	—	—	—	—	—	—	—	—	1,431,141
	—	—	—	—	—	—	—	—	—	(58)
	—	—	—	—	—	—	—	—	—	1,431,083
	—	—	—	—	—	—	—	—	—	2,100,933
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	418,998
	—	—	—	—	—	—	—	—	—	2,519,931

‹ 447 ›

Banco de Chile and Subsidiaries

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2022:

	Chile	United States	
	MCh$	MCh$	
Financial Assets			
Cash and Due from Banks	1,448,441	1,227,305	
Financial assets held for trading at fair value through profit or loss			
Derivative contracts Financial			
Forwards [(*)]	315,527	38,355	
Swaps [(**)]	1,037,521	32,161	
Call Options	2,321	—	
Put Options	2,758	—	
Futures	—	—	
Subtotal	1,358,127	70,516	
Debt Financial Instruments			
From the Chilean Government and Central Bank	3,059,292	—	
Other debt financial instruments issued in Chile	374,453	—	
Financial debt instruments issued Abroad	—	—	
Subtotal	3,433,745	—	
Others Financial Instruments			
Investments in mutual funds	250,337	—	
Equity instruments	2,357	3,261	
Others	763	522	
Subtotal	253,457	3,783	
Financial Assets at fair value through other comprehensive income			
Debt Financial Instruments			
From the Chilean Government and Central Bank	2,258,857	—	
Other debt financial instruments issued in Chile	1,540,908	—	
Financial debt instruments issued Abroad	—	167,627	
Subtotal	3,799,765	167,627	
Derivative contracts financial for hedging purposes			
Forwards	—	—	
Swaps	118	18,368	
Call Options	—	—	
Put Options	—	—	
Futures	—	—	
Subtotal	118	18,368	
Financial assets at amortized cost			
Rights from resale agreements and securities lending	54,061	—	
Debt Financial Instruments			
From the Chilean Government and Central Bank	902,355	—	
Subtotal	902,355	—	
Loans and advances to Banks			
Central Bank of Chile	1,801,100	—	
Domestic banks	—	—	
Foreign Banks [(***)]	—	—	
Subtotal	1,801,100	—	
Loans to Customers, Net			
Commercial loans	20,256,166	—	
Residential mortgage loans	11,416,154	—	
Consumer loans	4,992,940	—	
Subtotal	36,665,260	—	

(*)   Others includes: France Ch$92,885 million and Spain Ch$18,923 million.

(**)   Others includes: France Ch$62,731 million and Spain Ch$45,189 million.

(***) Others includes: China Ch$65,362 million.

	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$
	24,982	8	64,148	2,764,884
	91,832	—	119,659	565,373
	1,095,040	—	224,855	2,389,577
	—	—	—	2,321
	—	—	—	2,758
	—	—	—	
	1,186,872	—	344,514	2,960,029
	—	—	—	3,059,292
	—	—	—	374,453
	—	—	—	—
	—	—	—	3,433,745
	—	—	—	250,337
	—	—	—	5,618
	—	—	85	1,370
	—	—	85	257,325
	—	—	—	2,258,857
	—	—	—	1,540,908
	—	—	—	167,627
	—	—	—	3,967,392
	—	—	—	—
	8,142	—	449	27,077
	—	—	—	—
	—	—	—	—
	—	—	—	—
	8,142	—	449	27,077
	—	—	—	54,061
	—	—	—	902,355
	—	—	—	902,355
	—	—	—	1,801,100
	—	—	—	—
	18,679	182,320	172,693	373,692
	18,679	182,320	172,693	2,174,792
	—	—	29,544	20,285,710
	—	—	—	11,416,154
	—	—	—	4,992,940
	—	—	29,544	36,694,804

‹ 449 ›

Banco de Chile and Subsidiaries

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade
	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	384,230	—	—	2,380,654	—
Financial Assets held for trading at fair value through profit or loss					
Derivative contracts Financial					
Forwards	—	—	—	371,960	28,966
Swaps	—	—	—	2,311,655	9,770
Call Options	—	—	—	123	601
Put Options	—	—	—	752	1,412
Futures	—	—	—	—	—
Subtotal	—	—	—	2,684,490	40,749
Debt Financial Instruments					
From the Chilean Government and Central Bank	3,014,768	44,524	—	—	—
Other debt financial instruments issued in Chile	—	—	—	374,453	—
Financial debt instruments issued Abroad	—	—	—	—	—
Subtotal	3,014,768	44,524	—	374,453	—
Others Financial Instruments					
Investments in mutual funds	—	—	—	250,337	—
Equity instruments	—	—	—	5,618	—
Others	—	—	—	1,370	—
Subtotal	—	—	—	257,325	—
Financial Assets at fair value through Other Comprehensive Income					
Debt Financial Instruments					
From the Chilean Government and Central Bank	—	2,258,857	—	—	—
Other debt financial instruments issued in Chile	—	—	—	1,513,240	13,591
Financial debt instruments issued Abroad	—	—	—	167,627	—
Subtotal	—	2,258,857	—	1,680,867	13,591
Derivative contracts financial for hedging purposes					
Forwards	—	—	—	—	—
Swaps	—	—	—	27,077	—
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	—	—	—	27,077	—
Financial assets at amortized cost (*)					
Rights from resale agreements	—	—	—	43,116	469
Debt financial instruments					
From the Chilean Government and Central Bank	—	902,355	—	—	—
Subtotal	—	902,355	—	—	—
Loans and advances to Banks					
Central Bank of Chile	1,801,100	—	—	—	—
Domestic banks	—	—	—	—	—
Foreign banks	—	—	—	373,692	—
Subtotal	1,801,100	—	—	373,692	—

(*) Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	—	—	—	—	—	—	—	—	—	2,764,884
	12,435	124	2,153	8,456	18	144	1,602	139,515	—	565,373
	9,123	—	10,148	4,236	3,848	16,166	14,493	10,138	—	2,389,577
	61	—	—	90	6	1	1,437	2	—	2,321
	481	—	—	5	—	21	—	87	—	2,758
	—	—	—	—	—	—	—	—	—	—
	22,100	124	12,301	12,787	3,872	16,332	17,532	149,742	—	2,960,029
	—	—	—	—	—	—	—	—	—	3,059,292
	—	—	—	—	—	—	—	—	—	374,453
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	3,433,745
	—	—	—	—	—	—	—	—	—	250,337
	—	—	—	—	—	—	—	—	—	5,618
	—	—	—	—	—	—	—	—	—	1,370
	—	—	—	—	—	—	—	—	—	257,325
	—	—	—	—	—	—	—	—	—	2,258,857
	—	—	4,934	—	—	4,639	4,504	—	—	1,540,908
	—	—	—	—	—	—	—	—	—	167,627
	—	—	4,934	—	—	4,639	4,504	—	—	3,967,392
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	27,077
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	27,077
	—	—	—	—	—	—	—	7,950	2,526	54,061
	—	—	—	—	—	—	—	—	—	902,355
	—	—	—	—	—	—	—	—	—	902,355
	—	—	—	—	—	—	—	—	—	1,801,100
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	373,692
	—	—	—	—	—	—	—	—	—	2,174,792

Banco de Chile and Subsidiaries

(d) Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty's credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

*   For commercial loans: Residential and non-residential real estate, liens and inventory.
*   For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 246,063 collateral assets as of December 31, 2023 (244,033 in December 2022), the majority of which consist of real estate. The following table contains guarantees value:

December 2023	Loans MCh$	Guarantee				
		Mortgages MCh$	Pledges MCh$	Securities MCh$	Warrants MCh$	Total MCh$
Corporate Lending	15,149,334	4,157,394	204,423	610,957	3,503	4,976,277
Small Business Lending	4,841,780	3,330,145	16,097	10,464	—	3,356,706
Consumer Lending	5,306,436	363,923	607	2,633	—	367,163
Mortgage Lending	12,303,154	10,510,587	125	301	—	10,511,013
Total	**37,600,704**	**18,362,049**	**221,252**	**624,355**	**3,503**	**19,211,159**

December 2022	Loans MCh$	Guarantee				
		Mortgages MCh$	Pledges MCh$	Securities MCh$	Warrants MCh$	Total MCh$
Corporate Lending	15,469,444	3,993,984	193,235	590,126	4,386	4,781,731
Small Business Lending	4,816,266	3,352,055	20,294	11,700	—	3,384,049
Consumer Lending	4,992,940	364,469	912	3,364	—	368,745
Mortgage Lending	11,416,154	9,928,827	133	607	—	9,929,567
Total	**36,694,804**	**17,639,335**	**214,574**	**605,797**	**4,386**	**18,464,092**

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

*   Accelerating transactions and net payment using market values at the date of default of one of the parties.
*   Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.
    Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2023 and 2022 amounted Ch$140,371 million and Ch$110,686 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2023 and 2022 amounted Ch$459,858 million and Ch$325,079 million respectively.

(e) Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank's approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank's credit rating system, is presented in Note No. 13 letter (d).

⟨ 453 ⟩

Below is the detail of the default but not impaired portfolio:

	Past due but no impaired (*)			
	1 to 29 days MCh$	30 to 59 days MCh$	60 to 89 days MCh$	90 or more days MCh$
December 2023	729,515	201,364	65,003	—
December 2022	622,379	157,852	46,762	—

(*)   These amounts include the overdue portion and the remaining balance of loans in default.

(f) Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$21,396 million and Ch$10,149 million as of December 31, 2023 and 2022, respectively, the majority of which are properties. All of these assets are managed for sale.

(g) Renegotiated Assets:

The loans are presented as renegotiated in the balance sheet correspond to those in which the corresponding financial commitments have been restructured and the Bank assesses the probability of recovery as sufficiently high.

Banco de Chile and Subsidiaries

The following table details the book value of loans with renegotiated terms per financial asset class:

Financial Assets	2023 MCh$	2022 MCh$
Loans and advances to banks		
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to customers, net		
Commercial loans	445,462	381,171
Residential mortgage loans	266,920	251,380
Consumer loans	306,632	258,434
Subtotal	1,019,014	890,985
Total renegotiated financial assets	**1,019,014**	**890,985**

454

(h) Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	December 2023 MCh$	December 2022 MCh$
Total related debt	476,459	960,640
Consolidated Total or Regulatory Capital	6,578,584	6,373,416
Limit used %	7.24%	15.07%

(3) Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank's Board of Directors, at least annually.

(a) Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank's inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report ("MAR") stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

The use of December within 2023 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$			MAR FCCY MUS$
	1 - 30 days	1 - 90 days		1 - 30 days
Maximum	1,858	4,180	Maximum	994
Minimum	(1,359)	917	Minimum	-131
Average	347	2,375	Average	387

⟨ 455 ⟩

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile's event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2023 is illustrated below:

	Cross Currency Funding MUS$
Maximum	2,359
Minimum	477
Average	1,251

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2023 are shown below:

Banco de Chile and Subsidiaries

	Liquid Assets/ Net Funding < 30 days	Liabilities >1 year/ Assets >1 year	Deposits/ Loans
Maximum	228%	101%	66%
Minimum	147%	89%	63%
Average	188%	94%	64%

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, "CMF") authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

To date, the CMF establish the following dispositions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the year 2023 is illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days
Maximum	0.20	0.11	0.20
Minimum	(0.36)	(0.32)	0.05
Average	(0.11)	(0.15)	0.14
Regulatory Limit	N/A	N/A	1.0

Banco de Chile | 130 años

The individual and consolidated term liquidity gap are presented below:

Consolidated Currency	Quarterly Statement of Individual Liquidity Situation As of December 31, 2023 Contractual Basis Values in MCh$			
	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,451,342	10,025,598	11,358,013	14,885,569
Cash flow payable (liabilities) and expenses	18,521,274	20,729,699	24,705,312	29,572,694
Liquidity Gap	11,069,932	10,704,101	13,347,299	14,687,125

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,626,253	1,940,382	1,977,205	2,202,851
Cash flow payable (liabilities) and expenses	2,847,205	3,088,720	3,605,349	4,188,405
Liquidity Gap	1,220,952	1,148,338	1,628,144	1,985,554
Limits:				
One time capital			5,175,878	
Available Margin			3,547,734	

(*) In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,547,734,515,499.

 457

Consolidated Currency	Quarterly Statement of Individual Liquidity Situation As of December 31, 2023 Adjusted Basis Values in MCh$			
	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,212,899	9,484,396	10,274,614	12,835,250
Cash flow payable (liabilities) and expenses	8,783,153	9,584,013	11,078,718	13,602,290
Liquidity Gap	1,570,254	99,617	804,104	767,040

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,580,416	1,831,846	1,697,506	1,615,215
Cash flow payable (liabilities) and expenses	1,890,932	2,044,398	2,418,213	2,883,055
Liquidity Gap	310,516	212,552	720,707	1,267,840
Limits:				
One time capital			5,175,878	
Available Margin			4,455,171	

(*) In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,455,172,085,877.

Banco de Chile and Subsidiaries

Consolidated Currency	Quarterly Statement of Consolidated Liquidity Situation As of December 31, 2023 Contractual Basis Values in MCh$			
	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	8,219,299	10,802,541	12,160,473	15,703,453
Cash flow payable (liabilities) and expenses	19,142,529	21,350,955	25,326,568	30,194,109
Liquidity Gap	**10,923,230**	**10,548,414**	**13,166,095**	**14,490,656**

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,626,308	1,940,437	1,977,260	2,202,906
Cash flow payable (liabilities) and expenses	2,847,205	3,088,720	3,605,349	4,188,460
Liquidity Gap	**1,220,897**	**1,148,283**	**1,628,089**	**1,985,554**
Limits:				
One time capital			5,175,878	
Available Margin			**3,547,789**	

(*)   In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,547,789,431,676.

Consolidated Currency	Quarterly Statement of Consolidated Liquidity Situation As of December 31, 2023 Adjusted Basis Values in MCh$			
	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,980,856	10,261,339	11,077,074	13,653,134
Cash flow payable (liabilities) and expenses	9,404,409	10,205,269	11,699,974	14,223,706
Liquidity Gap	**1,423,553**	**(56,070)**	**622,900**	**570,572**

Foreign Currency	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,580,471	1,831,901	1,697,561	1,615,270
Cash flow payable (liabilities) and expenses	1,890,932	2,044,398	2,418,213	2,883,110
Liquidity Gap	**310,461**	**212,497**	**720,652**	**1,267,840**
Limits:				
One time capital			5,175,878	
Available Margin			**4,455,226**	

(*)   In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,455,227,002,053.

Liquid Assets Consolidated Balance Statement as of December 31, 2023, values in BCh$



- ● Cash and due
- ○ Investments marked at market prices
- ● Investments marked at amortized cost

Source: Financial Statements Banco de Chile as of December 31, 2023

‹ 459 ›

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio ("LCR") and Net Stable Financing Ratio ("NSFR"), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, while for the second the limit requirement is 0.7 times (70%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2023 are shown below:

	LCR	NSFR
Maximum	3.43	1.37
Minimum	2.42	1.27
Average	3.01	1.33
Regulatory Limit	1.0	0.7 [*]

(*)   By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

Banco de Chile and Subsidiaries

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to December 2023 and 2022, is as follows:

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Liabilities as of December 31, 2023							
Transactions in the course of payment	356,871	—	—	—	—	—	356,871
Full delivery derivative transactions	449,301	883,862	946,696	1,138,243	738,806	1,481,105	5,638,013
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	13,321,660	—	—	—	—	—	13,321,660
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	156,846	158	—	—	—	—	157,004
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (all currencies)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Other financial obligations	338,891	—	24	—	—	—	338,915
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Total (excluding non-delivery derivative transactions)	25,159,577	4,661,560	8,688,237	3,995,401	3,176,880	7,051,134	52,732,789
Non-delivery derivative transactions	339,148	339,427	1,033,954	1,245,586	964,056	1,879,807	5,801,978

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Liabilities as of December 31, 2022							
Transactions in the course of payment	681,792	—	—	—	—	—	681,792
Full delivery derivative transactions	743,686	780,406	1,375,700	1,581,587	756,582	1,743,275	6,981,236
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	13,383,232	—	—	—	—	—	13,383,232
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	219,043	52	—	—	—	—	219,095
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (all currencies)	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Other financial obligations	343,526	21	110	45	—	—	343,702
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Total (excluding non-delivery derivative transactions)	25,320,354	4,048,002	4,932,020	8,433,200	3,402,494	6,998,964	53,135,034
Non-delivery derivative transactions	686,308	751,720	1,595,212	1,283,629	683,109	2,161,307	7,161,285

(b) Price Risk:

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Accrual Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

⟨ 461 ⟩

The use of VaR within the year 2023 is illustrated below:

	Value-at-Risk 99% one-day confidence level MCh$
Maximum	3,909
Minimum	796
Average	2,172

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer's ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

Banco de Chile and Subsidiaries

The use of EaR within the year 2023 is illustrated below:

	12- months Earnings-at-Risk 99% confidence level 3 months closing period MCh$
Maximum	286,176
Minimum	178,417
Average	248,157

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or mRWA) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, "BCCh") and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report by its Spanish initials), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

Finaly, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank's price risk appetite framework.

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Assets as of December 31, 2023							
Cash and due from banks	2,441,580	—	—	—	—	—	2,441,580
Transactions in the course of collection	403,734	—	—	—	—	—	403,734
Financial assets at fair value through other comprehensive income:							
Debt financial instruments	282,697	748,488	1,864,717	461,590	270,129	157,313	3,784,934
Derivative financial instruments for hedging purposes	773	5,738	208,234	328,274	531,229	929,754	2,004,002
Financial assets at amortized cost:							
Rights from resale agreements and securities lending	74,796	—	—	—	—	—	74,796
Debt financial instruments	—	9,012	530,044	503,956	159,932	312,570	1,515,514
Loans and advances to Banks	2,216,985	74,312	233,533	—	—	—	2,524,830
Loans to customers, net	5,464,339	2,859,489	8,212,594	9,064,150	5,082,957	14,106,472	44,790,001
Total Assets	**10,884,904**	**3,697,039**	**11,049,122**	**10,357,970**	**6,044,247**	**15,506,109**	**57,539,391**

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Assets as of December 31, 2022							
Cash and due from banks	2,624,888	—	—	—	—	—	2,624,888
Transactions in the course of collection	743,379	—	—	—	—	—	743,379
Financial assets at fair value through other comprehensive income:							
Debt financial instruments	82,025	324,492	2,487,874	614,944	220,962	248,832	3,979,129
Derivative financial instruments for hedging purposes	378	4,040	296,187	347,208	352,502	1,033,196	2,033,511
Financial assets at amortized cost:							
Rights from resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,816	11,222	56,159	459,884	452,991	989,072
Loans and advances to Banks	1,904,368	63,569	209,047	—	—	—	2,176,984
Loans to customers, net	5,061,294	3,188,902	7,913,635	9,165,338	4,722,852	13,044,702	43,096,723
Total Assets	**10,416,332**	**3,589,819**	**10,917,965**	**10,183,649**	**5,756,200**	**14,779,721**	**55,643,686**

Banco de Chile and Subsidiaries

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Liabilities as of December 31, 2023							
Transactions in the course of payment	317,056	—	—	—	—	—	317,056
Derivative Financial Instruments for hedging purposes	1,508	1,777	179,604	319,178	498,973	1,245,545	2,246,585
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	13,352,234	—	—	—	—	—	13,352,234
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	10,450	—	—	—	—	—	10,450
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued [*]	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Other liabilities	338,891	—	24	—	—	—	338,915
Total liabilities	**24,556,147**	**3,779,317**	**7,921,145**	**3,176,336**	**2,937,047**	**6,815,574**	**49,185,566**

	Up to 1 month MCh$	1 to 3 months MCh$	3 to 12 months MCh$	1 to 3 years MCh$	3 to 5 years MCh$	Over 5 years MCh$	Total MCh$
Liabilities as of December 31, 2022							
Transactions in the course of payment	650,640	—	—	—	—	—	650,640
Derivative Financial Instruments for hedging purposes	1,440	1,006	272,568	341,455	332,705	1,503,902	2,453,076
Financial liabilities at amortized cost:							
Current accounts and other demand deposits	13,454,288	—	—	—	—	—	13,454,288
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	7,344	—	—	—	—	—	7,344
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued [*]	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Other liabilities	343,526	21	110	45	—	—	343,702
Total liabilities	**24,406,313**	**3,268,550**	**3,828,888**	**7,193,068**	**2,978,617**	**6,759,591**	**48,435,027**

(*)   Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Accrual Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)   The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii) The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii) Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.



In order to comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the FVOCI portfolio. Given that the Bank's portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Accrual Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Banco de Chile and Subsidiaries

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book						
	CLP Derivatives	CLP Bonds	CLF Derivative	CLF Bonds	USD Offshore SOFR Derivatives	Spread USD On/ Off Derivatives
	(bps)	(bps)	(bps)	(bps)	(bps)	(bps)
Less than 1 year	31	186	101	553	(7)	17
Greater than 1 year	8	101	107	199	(18)	8

bps = basis points.

The worst impact on the Bank's Trading Book as of December 31, 2023, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book	
	MCh$
CLP Interest Rate	(11,113)
Derivatives	(1,467)
Debt instruments	(9,645)
CLF Interest Rate	(12,073)
Derivatives	(1,619)
Debt instruments	(10,454)
Interest rate USD offshore	(34)
Domestic/offshore interest rate spread USD	92
Total Interest rates	**(23,128)**
Banking spread	**(629)**
Total FX and FX Options	**(168)**
Total	**(23,925)**

The modeled scenario would generate losses in the Trading Book for Ch$23,925 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Accrual Book as of December 31, 2023, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book	
	MCh$
Impact by Base Interest Rate shocks	(167,484)
Impact due to Spreads Shocks	(4,700)
Higher / (Lower) Net revenues	**(172,183)**

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

	Average Fluctuations of Market Factors for Maximum Stress Scenario FVOCI Portfolio			
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	245	685	12	45
Greater than 1 year	132	238	38	21

bps = basis points

The worst impact on the Bank's FVOCI portfolio as of December 31, 2023, as a result of the simulation process described above, is as follows:

467

Most Adverse Stress Scenario P&L Impact FVOCI portfolio	
	MCh$
CLP Debt Instrument	(39,477)
CLF Debt Instrument	(56,968)
Interest rate USD offshore	(5,217)
Domestic/offshore interest rate spread USD	—
Banking spread	(6,076)
Corporative spread	(22,474)
Total	**(130,212)**

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$130,212 million.

The main negative impact on the Trading Book would occur as a result of an increase in debt instruments in CLF over 1 year, followed by an increase in CLP debt instruments over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLF greater than 1 year and from the simulated corporate spread. For its part, the lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp drop in nominal interest rates and inflation.

Banco de Chile and Subsidiaries

(4)   Other Information related to Financial Risks:

(a)   Implementation of new reference rates in foreign currency:

As a consequence of the decisions made by the United Kingdom Financial Conduct Authority (FCA) and the recommendations of the Alternative Reference Rates Committee (ARRC) made up of the Federal Reserve Board and the New York FED, from 12-31-2021 Libor rates in currencies other than US$ are no longer published, from 01-01-2022 new operations based on Libor stopped being issued and it was reported that from 06-30-2023 Libor in US$ will stop being published. As a result, it was recommended to use the US$ Libor published only in contracts in force as of 12-31-2021 up to the last date of publication of this.

Because of this, since 2020 the Bank has been enabling and implementing, in its different dimensions, the new risk-free reference rates ("RFR") for carrying out operations in foreign currency as of 01-01-2022.

The process has been structured in 5 phases:

1st phase

– Identification of the risks associated with the Libor transition process through the collection of information regarding the number of operations, amounts involved, remaining terms, types of products and course coins.
– Periodic exchange of information with the main global banks regarding the RFRs that were being defined as a replacement for Libor rates.
– Review of the documents published by the ARRC with its recommendations.

2nd phase

– Preparation and presentation to the CMF in the year 2021 of the situational analysis of Banco de Chile regarding the end of Libor. This included reporting on the information research carried out in the 1st stage and the impact that the end of the Libor rate had both at the level of products and at the level of Bank areas.

3rd phase

– Definition of the new RFRs to be used in the different currencies (daily SOFR, term SOFR, TONAR, SONIA, etc.)
– Implementation of the RFR in the Bank's systems

4th phase

– Carrying out tests of course of financial operations to review the correct accrual of the new RFR.
– Preparation of documentation with the RFR.

5th phase

Renegotiation of contracts with floating Libor rate with expiration after June 2023, in process.

(b)   FCA publication of April 03, 2023:

In November 2022, FCA announced a consultation on the possibility of continuing to publish synthetic USD LIBOR rates for 1, 3 and 6 months after the cessation of the defined LIBOR panel on June 30, 2023.

From the inquiry, on April 3, 2023 the FCA has announced that it will require the LIBOR panel to continue to publish 1, 3 and 6 month LIBOR rate adjustments using a 'synthetic' non-representative methodology.

Likewise, the FCA intends to cease publishing synthetic adjustments on September 30, 2024, however, it will take into account any unforeseen and material events.

(c) **Offsetting of financial assets and liabilities:**

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
Derivative financial assets	2,084,441	2,987,106	(929,115)	(1,014,141)	(816,457)	(1,508,710)	(160,133)	(180,863)	178,736	283,392
Derivative financial liabilities	2,357,523	3,324,498	(929,115)	(1,014,141)	(816,457)	(1,508,710)	(294,409)	(302,571)	317,542	499,076

469

(5) **Operational risk:**

One of the Bank's objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent in all activities, products and systems, and cuts across the entire organization in its strategic, business and support processes. It is the responsibility of all the Bank's collaborators to manage and control the risks generated within their scope of action, since their materialization may lead to direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Retail Credit Risk and Global Risk Control Division administer the management of this risk, through the establishment of an Operational Risk Management. Likewise, the "Superior Committee for Operational Risk" and the "Committee for Operational Risk" supervise it.

Banco de Chile and Subsidiaries

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action, using various management and control tools:

Operational Risk Comprehensive Management Model


1. Identification and Assessment
2. Control and Mitigation
3. Monitoring and Reporting
4. Operational Risk Culture
Management Scope
Fraud Management
Process Evaluation
Control Testing
Event Management
Loss Base Management
Risk Profile and Appetite Framework
Capital Management
Outsourcing Management
Self-Assessment Matrix
Project Assessment
Control of Subsidiaries
Main Tools
Operational Risk Model
Scenario Analysis
Risk Indicators
Risk Appetite Framework
Methodologies and Procedures
Regulatory Framework
Data Analysis
Monitoring and tracking of Action Plans

470

The aforementioned processes correspond to:

1. **Identification and Evaluation:** At Banco de Chile, this process considers internal and external factors, which allows us to better understand operational risk, and thus allocate resources and define strategies efficiently and effectively.

   The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows knowing the operational risks in a timely manner.

2. **Control and Mitigation:** Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels. This process aims to maintain risk at adequate levels.

   Banco de Chile will execute a set of control and mitigation tools in the different areas of management, which will make it possible to alert deviations in exposure to operational risk, where mitigation measures will be evaluated to solve them.

3. **Monitoring and Reporting:** This process aims to guarantee the monitoring of the main risks and inform the different interested parties.

At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

4. **Operational Risk Culture:** The Operational Risk Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business. This may be done in coordination with the different organizational units as necessary.

Additionally, the comprehensive management of Operational Risk considers the following areas:

– Fraud Management
– Process Assessment
– Testing of Controls
– Event Management
– Loss Base Management
– Profile and Risk Appetite Framework
– Operational Risk Capital Management
– Supplier Management
– Self-Assessment Matrix
– Operational Risk Assessment for Projects
– Subsidiary Control

 471

All areas previously mentioned, together with the corresponding regulatory framework and governance structure, constitute the overall management of Operational Risk. Each of the areas is based on a process of identification, evaluation and mitigation of risks, whether or not they have been realized, which can lead to the definition of action plans or indicators that allow for adequate monitoring of each risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of December 31, 2023 and 2022:

	December 2023			December 2022		
	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$
Internal fraud	222	(14)	208	77	(7)	70
External fraud	26,969	(8,918)	18,051	16,197	(5,806)	10,391
Work practices and safety in the business position	3,034	—	3,034	1,391	(3)	1,388
Customers, products and business practices	1,169	—	1,169	1,082	—	1,082
Damage to physical assets	1,208	(161)	1,047	527	(3)	524
Business interruption and system failures	951	—	951	175	—	175
Execution, delivery and process management	3,182	(609)	2,573	4,691	(425)	4,266
Total	**36,735**	**(9,702)**	**27,033**	**24,140**	**(6,244)**	**17,896**

Banco de Chile and Subsidiaries

Cybersecurity

The Engineering Management is in charge of defining, implementing and maximizing existing cyber threat protection technologies, and defining and maintaining the security architecture. The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the Bank's operations. The Strategic Management Sub-department is responsible for defining and managing and complying with the Strategic Plan of the Cybersecurity Division, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. The Technological Risk Management is in charge of identifying, evaluating, treating and reporting information security, technological and cybersecurity risks, this includes the management of technological risks in the Bank's projects. Furthermore, the Sub-Management of Cybersecurity Assurance has the responsibility of reviewing compliance with the Strategic Plan, policies, procedures and regulatory framework in terms of cybersecurity. It also develops and implements the Cybersecurity Awareness Program of the corporation. Finally, the Advanced Cyber Intelligence and Analytics Unit aims to obtain, analyze, and process timely information regarding threats, to provide cyber intelligence and facilitate decision-making within the corporation, in order to keep it safe, protected and resilient.

Business Continuity:

The Bank in the management for the compliance with the objectives related to the delivery of the service of attention to its clients, has the Management of Business Continuity, responsible for managing the constant preparation for the safeguard of the operation of the critical products and services before situations that could affect the continuity of the organization or of the country.

In addition, the Business Continuity Management defines the global and regulatory framework established in the Policy and Standard, developing a consistent Continuity Plan for the Bank and its Subsidiaries, with the aim of managing the strategy and control of business continuity in operational and technological lines, maintaining alternate operation plans, controlled and simulation tests to reduce the impact of disruptive events, in addition to providing resilience to the organization by establishing comprehensive strategies to ensure the safety of the employees, protect the Bank's assets from catastrophic scenarios, maintain relevant documentation and carry out trainings associated with this subject. Additionally, it designs and implements independent controls, through the Information Security Officer (ISO) Role.

That is why Business Continuity has methodologies and controls that contribute to the application of the integrated model within the corporation, mainly represented in the following management areas:

- **Document Management:** It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

- **Business Continuity Tests:** It refers to annually scheduled contingency simulations that address the 5 risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity), allowing to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank's critical products and services.

- **Crisis Management:** Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, which will allow to face crisis events in the Bank.

– **Critical Supplier Management:** This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

– **Alternative Site Management:** It includes the continuous management and control of secondary physical locations for the Bank's critical units, to keep the operation active in case of failure in the main work location. The objective is to protect and maintain the technological and operational functionalities of the alternative sites, to reduce recovery times in case of crisis and that activation is effective when its use is required.

– **Relations with subsidiaries and External Entities:** It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

– **Continuous Improvement:** considers the application of automation processes and the adaptation of resources used in the internal processes of the business continuity model, with the objective of improving response times in the delivery and analysis of information in contingencies, complementing the managed processes of the BCM.

– **Training:** It includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower employees about the continuity of business model.

– **Cybersecurity Control:** Design and implement independent controls by monitoring the tasks carried out by the organizational units responsible for the Bank's information security and cybersecurity.

⟨ 473 ⟩

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Bank of Chile.

48. INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY RATIOS:

Requirements and Capital Management:

The main objectives of the Bank's capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2023, the Bank has comfortably met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2023, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Banco de Chile and Subsidiaries

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with capital buffers, such as the conservation buffer, the systemically important buffer, the countercyclical buffer and/or capital charges by Pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adoption of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria by which banks can be defined as atypical and subject to more exhaustive supervision, as well as additional capital requirements (Pillar 2) among others.

On March 31, 2023, the CMF ratified the systemically important banking feature of Banco de Chile, confirming a system cushion of 1.25% for the entity, with the graduality defined by the regulation. Likewise, based on the conclusions of the self-assessment of capital process for the year ended December 31, 2021, the CMF did not establish additional capital charges for Pillar 2 for the Bank.

On May 23, 2023, the Central Bank reported that its board agreed to activate the countercyclical capital requirement for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, payable within one year.

On January 17, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it resolved to apply additional capital requirements of Pillar 2 of 0.5% for Banco de Chile within an implementation period of four years. This requirement must be constituted at 25% no later than June 30, 2024. The remaining amounts for each of the following three years will be adjusted according to the result of the annual evaluation of Patrimonial Sufficiency carried out by the CMF, taking into consideration any possible modifications made to the total additional charge applicable to the bank. Likewise, this requirement must be recognized at least 56.3% with basic capital. As of the date of issuance of these financial statements, the bank has a gap in the basic capital ratio of 8.61% in relation to the requirements, exceeding the aforementioned additional charge.

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer, requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters.

Information on regulatory capital and capital adequacy indicators is presented below:

Item No.	Total assets, risk-weighted assets and components of the effective equity according to Basel III Item description	Local and Overall consolidated Dec-2023 MCh$	Local and Overall consolidated Dec-2022 MCh$
1	Total assets according to the statement of financial position	55,792,552	55,255,362
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	168,765	165,833
4	Derivative credit equivalents	886,789	1,276,512
4.1	Financial derivative contracts	2,084,441	2,987,106
5	Contingent loans	2,827,120	2,756,396
6	Assets generated by the intermediation of financial instruments	—	—
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	57,253,255	56,135,331
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	31,887,173	30,657,020
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk weighted assets (MRWA)	1,693,317	1,365,367
10	Operational risk weighted assets (ORWA)	4,110,324	3,630,835
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	37,690,814	35,653,222
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	37,690,814	35,653,222
12	Owner's equity	5,237,283	4,858,325
13	Non-controlling interest	2	2
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	5,237,285	4,858,327
17	Additional deductions to core tier 1 capital, other than item 2	60,992	18,940
18	= (16-17-2) Core Tier 1 Capital (CET1)	5,176,293	4,839,387
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	—	178,266
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	—	178,266
25	= (18+24) Tier 1 Capital	5,176,293	5,017,653
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	398,590	383,213
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,003,701	972,550
28	= (26+27) Equivalent tier 2 capital (T2)	1,402,291	1,355,763
29	Discounts applied to T2	—	—
30	= (28-29) Tier 2 capital (T2)	1,402,291	1,355,763
31	= (25+30) Effective equity	6,578,584	6,373,416
32	Additional basic capital required for the constitution of the conservation buffer	706,706	445,669
33	Additional basic capital required to set up the countercyclical buffer	—	—
34	Additional basic capital required for banks qualified as systemic	235,569	111,417
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	—	—

〈 475 〉

Banco de Chile and Subsidiaries

Capital Adequacy Ratios and Regulatory Compliance according to Basel III	Local and Overall consolidated December-2023 %	Local and Overall consolidated December-2022 %
Leverage Ratio	9.04%	8.62%
Leverage Ratio that the bank must meet, considering the minimum requirements	3%	3%
CET 1 Capital Ratio	13.73%	13.57%
CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	5.13%	4.81%
Capital buffer shortfall	0%	0%
Tier 1 Capital Ratio	13.73%	14.07%
Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	6%	6%
Total or Regulatory Capital Ratio	17.45%	17.88%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	8.63%	8.31%
Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	8%	8%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	10.50%	9.56%
Credit rating	A	A
Regulatory compliance for Capital Adequacy		
Additional provisions computed in Tier 2 capital (T2) in relation to CRWA	1.25%	1.25%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	19.16%	20.02%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	0%	3.68%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	0%	0.50%

49. SUBSEQUENT EVENTS:

(a) On January 15, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2022 was carried out.

The specific conditions of said placement were the following:

EZ Series Bond, for a total amount of UF 3,100,000, maturing on May 1, 2028 and at an average placement rate of 3.72%.

(b) On January 16, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2022 was carried out.

The specific conditions of said placement were the following:

EZ Series Bond, for a total amount of UF 900,000, maturing on May 1, 2028 and at an average placement rate of 3.72%.

(c) On January 25, 2024, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders' Meeting for March 28, 2024 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2023:

477

a)   Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2022 and November 2023, amounting to Ch$223,719,568,421 which will be added to retained earnings from previous periods.

b)   Distribute 80% in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.07716286860 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 65.6% of the profits for the year ending December 31, 2023.

The Consolidated Financial Statements of Banco de Chile for the year ended December 31, 2023 were approved by the Directors on January 25, 2024.

In Management's opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2023 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G.
General Accounting Manager

Eduardo Ebensperger O.
Chief Executive Officer

9

ABOUT
this Report







About This Report

In this Annual Report, Banco de Chile describes its performance based on financial and sustainability indicators, referencing the requirements in General Rule No. 461 (NCG 461) of the Financial Market Commission (CMF). This document covers the period from January 1 to December 31, 2023. It covers different customer segments, but excludes subsidiaries, unless otherwise indicated.

It also incorporates industry indicators in accordance with the Sustainability Accounting Standards (SASB), as well as the guidelines of the updated version of the Global Reporting Initiative (GRI) standards, both international standards.

The essence of this integrated report lies in Banco de Chile's goal to present its economic-financial performance in alignment with the business's Environmental, Social and Governance management in the context of a comprehensive strategy designed to create long-term value for its various stakeholders: employees, customers, suppliers, investors, shareholders and the community in general. Any updating of information has been explicitly stated in the contents of this Annual Report.

Finally, this report shows the progress made by the corporation on its compliance with the Ten Principles of the Global Compact, an initiative of the United Nations (UN) to which the bank adhered in 2017 and which emphasizes cross-cutting and global principles such as human rights, labor relations, the environment and anti-corruption.

GRI
2-2
2-3
2-4



Materiality

In 2022, Banco de Chile endeavored to identify the organization's potential positive or negative impacts that must be managed. For the purposes of this reporting process, they have been calibrated according to the priority of these issues during 2023.

In view of the financial sector's interest in sustainability issues, differences have arisen between financial materiality (which is used by investors) and impact materiality (which arises from the expectations of a wider group of stakeholders). In view of this, Banco de Chile will carry out a "double materiality" exercise during 2024 as an organizational best practice.

Validation of Material Aspects

To determine this year's materiality, we reviewed the relevant issues reported last year. The material issues for 2023 were validated through internal interviews. This process did not identify any changes to the existing list (following table). In addition, the bank's senior management rated the importance of these issues on a scale of 1 to 5, which made it possible to prioritize and gauge their level of importance for the organization during 2023.

Governance	
1	Ethics and corporate conduct
2	Profitability, efficiency and growth
Social	
3	Customer satisfaction
4	Human capital development and workplace climate
5	Customer data security
6	Innovation and digitalization
7	Occupational wellbeing
8	Community engagement
9	Financial inclusion and responsible lending
10	Responsible supply chain
11	Respect for diversity, equity and inclusion
Environmental	
12	Sustainable finance
13	Operational eco-efficiency

‹ 481 ›

GRI
3-1
3-2
3-3



Compliance
with Information Quality Principles

The Institutional Relations and Public Policy Department led the effort to draft this document in collaboration with the Corporate Affairs and Sustainable Development Department. The collaborative nature of the process aims to ensure the clarity, accuracy, timeliness, balance, comparability and verifiability of the information presented. In addition, external advice was provided by PwC, a company that specializes in NCG 461 requirements and SASB and GRI standards. Finally, each of the organization's economic, social and environmental performance indicators was analyzed based on data and technical tools using procedures recognized by national and international standards.

Investor Relations

Pablo Mejía Ricci
Head of Investor Relations
Email: ir@bancochile.cl

Corporate Affairs and Sustainable Development Department

Ximena Lewis Castro
Head of Sustainability
Email: sostenibilidad@bancochile.cl



Indicators

CMF Content Index

TOPIC	DISCLOSURE				CHAPTER	PAGE
1. Table of Contents					ABOUT THIS REPORT	483
2. Corporate profile	2.1 Mission, vision, objectives and values				ABOUT US	15, 188
	2.2 Historical information				ABOUT US	26
	2.3 Ownership	2.3.1. Control situation			ABOUT US	28, 29
		2.3.2 Major changes in ownership or control			ABOUT US	28
		2.3.3 Identification of majority partners or shareholders			ABOUT US	28, 29
		2.3.4 Shares, characteristics and rights	i. Description of series of shares		ABOUT US	30
			ii. Dividend policy: Explain the dividend and/or profit distribution policy, as applicable, that the entity's management intends to follow for the next two years.		ABOUT US / CONSOLIDATED FINANCIAL STATEMENTS	32, 287
			iii. Statistical information	a. Dividends	ABOUT US	32
				b. Stock exchange transactions	ABOUT US	30, 31
				c. Number of shareholders	ABOUT US	28
		2.3.5 Other securities			ABOUT US	33
3. Corporate governance	3.1 Governance framework	i. How the entity seeks to ensure and assesses the proper functioning of its corporate governance			ABOUT US	51, 70, 80-85
		ii. How the entity integrates a sustainability approach into its business			ABOUT US	57
		iii. How the entity detects and manages conflicts of interest			ABOUT US	70, 80-84
		iv. How the entity addresses the interests of its key stakeholders			ABOUT US	23
		v. How the entity promotes and facilitates innovation			COMMUNITY	222, 223
		vi. How the entity identifies and reduces organizational, social or cultural barriers			EMPLOYEES	182
		vii. How the entity identifies diversity of skills and knowledge			EMPLOYEES	177, 182
		Organizational chart			ABOUT US	52, 53
	3.2 Board of directors	i. List of members			ABOUT US	58, 60-63
		ii. Board compensation			ABOUT US	58
		iii. Hiring of experts			ABOUT US	58
		iv. A matrix of knowledge, skills and experience of the members of the board of directors			ABOUT US	59-63
		v. A description of the procedures or mechanisms implemented for the induction of new members			ABOUT US	54
		vi. The frequency with which it meets with risk management units			ABOUT US	54, 89
		vii. A description of how environmental and social issues are reported and how frequently this is completed			ABOUT US	56
		viii. Whether the full board of directors or any of its members has made on-site visits to the various facilities this year			ABOUT US	56

⟨ 483 ⟩

NCG 461

1

Indicators

TOPIC		DISCLOSURE		CHAPTER	PAGE
3. Corporate governance	3.2 Board of directors	ix. Whether the board of directors regularly evaluates its collective and/or individual performance and that of its committees	a. Detection of areas for board training	ABOUT US	55
			b. Detection and reduction of organizational, social or cultural barriers that may be inhibiting the natural diversity of capabilities	ABOUT US	55
		x. Notwithstanding any legal obligations, it expressly contemplates the determination of the minimum number of ordinary meetings, the minimum average time of face-to-face and remote dedication to them, and the advance notice with which the summons and the necessary background for the proper conduct of such meetings must be sent, recognizing the particular characteristics of the entity as well as the diversity of experiences, conditions and knowledge existing in the Board of Directors, according to the complexity of the matters to be discussed		ABOUT US	54, 55
		xi. Change in internal organization Whether it expressly includes changing, where applicable, its internal organization and operation when faced with contingencies or crises and the availability of an operational continuity plan		ABOUT US	56
		xii. Whether there is an information system that gives each director secure, remote and continual access to:	a. The minutes and documents taken for each meeting of the board of directors, or equivalent	ABOUT US	56
			b. The minutes or document summarizing all the matters to be discussed at each meeting	ABOUT US	56
			c. A complaint system or channel that has been implemented	ABOUT US	56
			d. The final text of the minutes of each meeting, indicating the deadline after the respective session	ABOUT US	56
		xiii. The following should be reported with respect to the composition of the board of directors:	a. The total number of directors and their genders	ABOUT US	58
			b. The number of directors by nationality and gender	ABOUT US	58
			c. The number of directors by age using the ranges presented in section 5.1.3 and by gender	ABOUT THIS REPORT	500
			d. The number of directors in the organization by seniority and gender based on the ranks presented in section 5.1.4	ABOUT THIS REPORT	500
			e. The number of directors with disabilities by gender	ABOUT US ABOUT THIS REPORT	58, 501

TOPIC	DISCLOSURE			CHAPTER	PAGE
3. Corporate governance	3.3 Directors' committee	i. A brief description of the role and main functions of the respective committee		ABOUT US	64-73
		ii. List each of its members during the last two fiscal years		ABOUT US	64-73
		iii. The compensation of each committee member for attending that committee, with a comparison to the previous year		ABOUT US	58
		iv. Identification of the main activities carried out by the committee during the year		ABOUT US	64-73
		v. The policies implemented for the hiring of consultants and the expenses incurred by the respective committee during the fiscal year for this concept		ABOUT US	58
		vii. Periodicity of committee reports to the board		ABOUT US	64-73
	3.4 Senior executives	i. The position, name, Taxpayer ID, profession and appointment date for each senior executive		ABOUT US	76
		ii. The compensation of senior executives in aggregate and compared to the previous year		ABOUT US	74
		iii. In the event that the entity has compensation plans or special benefits for its senior executives, such compensation must be separated into fixed and variable components		ABOUT US	74
		iv. The percentage ownership interest in the entity held by each senior executive and director both directly and indirectly through companies they control		ABOUT US	74
	3.5 Adherence to domestic or international codes			ABOUT US	51
	3.6 Risk management	i. General guidelines issued by the board or governing body on risk management policies		ABOUT US	88, 102
		ii. Risks and opportunities that the entity has determined could materially affect the entity's business performance and financial health	a. Risks and opportunities inherent to the entity's activities	ABOUT US	105, 106
			b. Information security risks, especially in relation to customer data privacy	ABOUT US	101-104
			c. Risk of anti-competitive practices	ABOUT US	83
			e. Other risks and opportunities arising from the direct and indirect impact of the entity and its business on the environment or society	ABOUT US	91, 105, 106

< 485 >

Indicators

TOPIC	DISCLOSURE		CHAPTER	PAGE
3. Corporate governance	3.6 Risk management	iii. How risks are identified and how the relatively more significant risks are determined	ABOUT US	78, 88
		iv. Role of the board of directors or governing body, and senior management, in detecting, assessing, managing and monitoring risks	ABOUT US	88
		v. Whether the entity has a risk management unit responsible for identifying, quantifying, monitoring and communicating risks	ABOUT US	89, 90
		vi. Whether it has an internal auditing unit or equivalent that is responsible for verifying the effectiveness of and compliance with the policies	ABOUT US	85, 86
		vii. Whether it has a Code of Ethics or Code of Conduct or equivalent document that defines the principles and guidelines that should guide the actions of the personnel and the board of directors	ABOUT US	81, 82, 89
		viii. Whether information disclosure and training programs are in place	ABOUT US	89, 91
		ix. Whether it has a channel available to employees, shareholders, customers, suppliers and/or third parties for reporting any irregularities or illegal activities	ABOUT US	81
		x. Whether there is a succession plan that identifies potential replacements for the CEO and other senior executives from among the entity's employees or other external parties. Whether this succession plan can promptly replace the CEO and other senior executives, and transfer their duties and relevant information if they are unexpectedly absent, thus minimizing the impact on the organization.	EMPLOYEES	180
		xi. Whether there are board procedures to review the salary structures and the compensation and severance policies for the CEO and other senior executives. The frequency of these reviews and whether appropriate third party advice is sought.	ABOUT US	66, 74
		xiii. Whether there is a crime prevention model implemented in accordance with the provisions of Law No. 20,393 and aimed at preventing the commission of crimes in the organization.	ABOUT US	84, 85
	3.7. Engagement with stakeholders and the general public	i. Whether it has a stakeholder and media relations unit that allows stakeholders and the media to address questions regarding major risks	ABOUT US	23
		ii. Whether it has an ongoing improvement procedure to detect and implement possible improvements in the generation and publication processes for the company's disclosures to the market	ABOUT US	77
		iii. Whether the entity has a procedure for shareholders to be informed in advance of the shareholders' meeting at which directors are to be elected	ABOUT US	51
		iv. Whether it has a mechanism, system or procedure that allows shareholders to participate and exercise their voting rights remotely	ABOUT US	51
4. Strategy	4.1 Timeframes		ABOUT US CONSOLIDATED FINANCIAL STATEMENTS	39, 352
	4.3 Investment plans		ABOUT US	45

TOPIC	DISCLOSURE		CHAPTER	PAGE
5. People	5.1. Number of employees	5.1.1 Number of employees by gender	EMPLOYEES ABOUT THIS REPORT	498
		5.1.2 Number of employees by nationality	EMPLOYEES ABOUT THIS REPORT	500
		5.1.3 Number of employees by age group	EMPLOYEES ABOUT THIS REPORT	500
		5.1.4 Years of service	EMPLOYEES ABOUT THIS REPORT	500
		5.1.5 Number of employees with disabilities	EMPLOYEES ABOUT THIS REPORT	187, 501
5. People	5.2. Contract status		EMPLOYEES ABOUT THIS REPORT	501
	5.3. Workplace flexibility		EMPLOYEES ABOUT THIS REPORT	502
	5.4. Pay equity by gender	5.4.1 Equity policy	EMPLOYEES ABOUT THIS REPORT	188, 192
		5.4.2 Wage gap	EMPLOYEES ABOUT THIS REPORT	503
	5.5. Workplace and sexual harassment		EMPLOYEES	188
	5.6. Occupational safety		EMPLOYEES	190
	5.7. Parental leave		EMPLOYEES	184
	5.8. Training and benefits	i. The total amount of monetary resources and the percentage that these represent of the entity's total annual revenue from ordinary activities (or its equivalent) that was allocated to education and professional development for people working in the entity	EMPLOYEES ABOUT THIS REPORT	179
		ii. The total number of trained personnel and their percentage of the total workforce	EMPLOYEES ABOUT THIS REPORT	179, 504
	5.8. Training and benefits	iii. The average annual number of training hours at the entity's expense by gender and job category.	EMPLOYEES ABOUT THIS REPORT	504
		iv. A general description of the subjects covered by these training courses	EMPLOYEES ABOUT THIS REPORT	178, 180, 505
	5.9. Subcontracting policy		SUPPLIERS	233, 237
6. Business model	6.1. Industrial sector	i. The nature of the entity's products and/or services that are marketed in the industry	ABOUT US	47-49
		ii. Competition faced by the entity in the industrial sector	ABOUT US	37
		iii. If there is any legal or regulatory framework that regulates or affects the industry in which it participates, indicate what these rules are and how they affect its activities.	ABOUT US	51
		iv. The national or foreign regulatory bodies that have supervisory authority over the entity	ABOUT US	34, 35, 51
		v. The main stakeholders that have been identified and the reasons why they are important to the entity	ABOUT US	28, 38
		vi. Affiliation with trade associations or other organizations by the entity.	ABOUT US	25, 45

487

Indicators

TOPIC	DISCLOSURE			CHAPTER	PAGE
6. Business model	6.2. Business	i. The main goods produced and/or services rendered and the main markets in which these products are marketed		ABOUT US	45-49
		ii. Sales channels and distribution methods used for the marketing of goods and services		ABOUT US	45
		iii. The number of suppliers that individually represent at least 10% of the total purchases made in the period for the supply of goods and services of the segment		SUPPLIERS	231
		iv. The number of customers that individually account for at least 10% of the segment's income. In the event that no customer reaches this concentration, this must be expressly stated		CONSOLIDATED FINANCIAL STATEMENTS	293
		v. The main brands used in the marketing of goods and services		ABOUT US	45
		vi. If relevant, the patents owned by the entity and the production processes in which such patents are used		ABOUT US	45
		vii. The main licenses, franchises, royalties and/or concessions owned by the entity		ABOUT US	45, 46, 49
		viii. Other external factors that significantly affect the entity's business, including legal, commercial, social, environmental and political factors		ABOUT US	34, 35
	6.3. Stakeholders			ABOUT US	23
	6.4. Properties and facilities	i. The most relevant characteristics of the main properties owned by the entity to develop its line of business should be disclosed, specifying their location		ABOUT US	16
		iii. In all the above cases, it is necessary to identify whether the entity is the owner of such facilities or whether they are used under some other type of contract, such as financial or operating leasing		ABOUT US	16
	6.5. Properties and facilities	6.5.1. Subsidiaries and associates	i. Name, domicile and legal status	ABOUT THIS REPORT	509-511
			ii. Subscribed and paid-in capital	ABOUT THIS REPORT	509-511
			iii. Corporate purpose and clear explanation of business activities	ABOUT THIS REPORT	509-511
			iv. Full names of directors, administrators, if applicable, and CEO	ABOUT THIS REPORT	509-511
			v. Current interest of parent company or investing entity in capital of subsidiary or associate and variations during the year	ABOUT THIS REPORT	509-511

TOPIC	DISCLOSURE			CHAPTER	PAGE
6. Business model	6.5. Properties and facilities	6.5.1. Subsidiaries and associates	vi. Percentage that the investment in each subsidiary or associate represents over the total individual assets of the parent company	ABOUT THIS REPORT	509-511
			vii. Full name of director, CEO or senior executives of the parent or investing entity that holds any of these positions in the subsidiary or associate	ABOUT THIS REPORT	509-511
			viii. Clear and detailed description of business relationships with subsidiaries or associates during the year and projected future relations with them	ABOUT THIS REPORT	509-511
			ix. Concise disclosure of acts and contracts entered into with subsidiaries or associates that significantly influence the operations and results of the parent company or investing entity	ABOUT THIS REPORT	509-511
			x. Schematic table showing the direct and indirect ownership relationships between the parent company, subsidiaries or associates	ABOUT THIS REPORT	509-511
		6.5.2 Investments in other companies	i. List of companies and legal status	ABOUT THIS REPORT	512-515
			ii. Ownership	ABOUT THIS REPORT	512-515
			iii. Description of main activities	ABOUT THIS REPORT	512-515
			iv. Percentage of the company's total individual assets represented by these investments	ABOUT THIS REPORT	512-515

Indicators

TOPIC	DISCLOSURE		CHAPTER	PAGE
7. Supplier management	7.1. Supplier payments	i. Number of invoices paid	SUPPLIERS	231
		ii. Total amount (MCh$)	SUPPLIERS	231
		iii. Total interest for late payment of invoices (MCh$)	SUPPLIERS	231
		iv. Number of suppliers	SUPPLIERS	231
		v. Number of agreements recorded in the Registry of Agreements	SUPPLIERS	235
	7.2. Supplier assessment		SUPPLIERS	235
8. Indicators	8.1. Legal and regulatory compliance	8.1.1 In relation to customers	CUSTOMERS	159
		8.1.2 In relation to employees	EMPLOYEES	182
		8.1.3 Environmental	ENVIRONMENT	194, 197
		8.1.4 Free competition	ABOUT US	83, 85
		8.1.5 Others	ABOUT US	85
	8.2. Sustainability indicators by type of industry		ABOUT THIS REPORT	491
9. Material or essential events			CONSOLIDATED FINANCIAL STATEMENTS	287-291
10 Comments from shareholders and the Directors' Committee			ABOUT US	67
11. Financial reporting			CONSOLIDATED FINANCIAL STATEMENTS	241

SASB Content Index

Commercial Banks

TOPIC	CODE	PARAMETER	Chapter	Page
Data security	FN-CB-230a.1	(1) Number of data breaches, (2) percentage that are personal data breaches, (3) number of account holders affected	ABOUT US	103
	FN-CB-230a.2	Description of the approach to identifying and addressing data security risks	ABOUT US	101, 102
Financial inclusion and capacity building	FN-CB-240a.1	(1) Number and (2) amount of loans outstanding that qualify for programmes designed to promote small business and community development	CUSTOMERS	164
	FN-CB-240a.3	Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers	CUSTOMERS	155
	FN-CB-240a.4	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers	COMMUNITY	166, 212
Incorporation of environmental, social and governance factors in credit analysis	FN-CB-410a.1	Commercial and industrial credit exposure, by industry	CONSOLIDATED FINANCIAL STATEMENTS	334
	FN-CB-410a.2	Description of approach to incorporation of environmental, social and governance (ESG) factors in credit analysis	ENVIRONMENT	50, 203
Corporate ethics	FN-CB-510a.1	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anti-competitive behavior, market manipulation, malpractice or other related financial industry laws or regulations	ABOUT US	85
	FN-CB-510a.2	Description of whistleblower policies and procedures	ABOUT US	81, 85
Systemic risk management	FN-CB-550a.2	Description of approach to incorporation of results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy and other business activities	ABOUT US	88
Parameters of activity	FN-CB-000.A	(1) Number and (2) value of checking and savings accounts by segment: (a) personal and (b) small business	CUSTOMERS	162

⟨ 491 ⟩



Indicators

GRI Content Index

GRI General Disclosures

Indicator	Disclosure	Chapter	Page
The organization and its reporting practices			
2.1	Organizational details	ABOUT US	14, 16
2.2	Entities included in sustainability reporting	ABOUT US	480
2.3	Reporting period, frequency and contact point	ABOUT THIS REPORT	480
2.4	Restatements of information	ABOUT THIS REPORT	480
2.5	External assurance	DURING THE FIRST HALF OF 2024	
Activities and employees			
2.6	Activities, value chain and other business relationships	ABOUT US	45, 49
2.7	Employees	ABOUT THIS REPORT	496-502
2.8	Workers who are not employees	ABOUT THIS REPORT	501, 502
Governance			
2.9	Governance structure and composition	ABOUT US	54-73
2.10	Nomination and selection of the highest governance body	ABOUT US	54
2.11	Chair of the highest governance body	ABOUT US	60
2.12	Role of the highest governance body in overseeing the management of impacts	ABOUT US	54, 58, 60-63
2.13	Delegation of responsibility for managing impacts	ABOUT US	64-73
2.15	Conflicts of interest	ABOUT US	51, 80
2.16	Communication of critical concerns	ABOUT US	55
2.17	Collective knowledge of the highest governance body	ABOUT US	56
2.18	Performance evaluation process for highest governance body	ABOUT US	55
2.19	Compensation policies	ABOUT US	74
2.20	Process to determine compensation	ABOUT US	74, 181
Strategy, policies and practices			
2.22	Statement on sustainable development strategy	CHAIRMAN'S MESSAGE	6-9
2.23	Commitments and policies	ABOUT US	51, 82
2.24	Embedding policy commitments	ABOUT US	51, 82
2.25	Processes to remediate impacts	ABOUT US	81, 84
2.26	Mechanisms for seeking advice and raising concerns	ABOUT US	80
2.27	Compliance with laws and regulations	ABOUT US ENVIRONMENT	85, 103, 197
2.28	Membership in associations	ABOUT US	25
Stakeholder participation			
2.29	Approach to stakeholder engagement	ABOUT US	23
2.30	Collective bargaining agreements	EMPLOYEES	176

GRI Specific Disclosures

Indicator	Detail of Contents	Chapter	Page
	Economic performance		
201-1	Direct economic value generated and distributed	ECONOMIC AND FINANCIAL PERFORMANCE	150, 151
201-2	Financial implications and other risks and opportunities due to climate change	ABOUT US	106
201-4	Financial assistance received from government	ECONOMIC AND FINANCIAL PERFORMANCE	152
	Market presence		
202-1	Ratio of standard entry level wage by gender compared to local minimum wage	EMPLOYEES	181
	Indirect economic impact		
203-2	Significant indirect economic impact	ECONOMIC AND FINANCIAL PERFORMANCE	152
	Procurement practices		
204-1	Proportion of spending on local suppliers	SUPPLIERS	231
	Anti-corruption		
205-2	Communication and training about anti-corruption policies and procedures	ABOUT US	84, 85
205-3	Confirmed incidents of corruption and actions taken	ABOUT US	85
	Anti-competitive behavior		
206-1	Legal actions for anti-competitive behavior, anti-trust and monopoly practices	ABOUT US	83, 85
	Materials		
301-1	Materials used by weight or volume	ENVIRONMENT ABOUT THIS REPORT	200, 506
	Energy		
302-1	Energy consumption within the organization	ENVIRONMENT ABOUT THIS REPORT	198, 507
302-2	Energy consumption outside of the organization	ENVIRONMENT	198
302-3	Energy intensity	ENVIRONMENT	198
302-4	Reduction of energy consumption	ENVIRONMENT	198
	Water and effluents		
303-3	Water withdrawal	ENVIRONMENT ABOUT THIS REPORT	202, 506
	Emissions		
305-1	Direct (Scope 1) GHG emissions	ENVIRONMENT ABOUT THIS REPORT	199, 200, 508
305-2	Indirect (Scope 2) GHG emissions when generating energy	ENVIRONMENT ABOUT THIS REPORT	199, 200, 508
305-3	Other indirect (Scope 3) GHG emissions	ENVIRONMENT ABOUT THIS REPORT	199, 200, 508
305-4	GHG emissions intensity	ENVIRONMENT ABOUT THIS REPORT	199, 200, 508
305-5	Reduction of GHG emissions	ENVIRONMENT ABOUT THIS REPORT	199, 200, 508

Indicators

GRI Specific Disclosures

Indicator	Detail of Contents	Chapter	Page
Waste			
306-2	Management of significant waste-related impacts	ENVIRONMENT	201, 508
306-3	Waste generated	ENVIRONMENT	201, 508
306-4	Waste diverted from disposal	ENVIRONMENT	201, 508
306-5	Waste directed to disposal	ENVIRONMENT	201, 508
Environmental assessment of suppliers			
308-1	New suppliers screened using environmental criteria	SUPPLIERS	235
Employment			
401-1	New employee hires and employee turnover	ABOUT THIS REPORT	496
401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	EMPLOYEES	183, 184
401-3	Parental leave	EMPLOYEES	184
Labor relations			
402-1	Minimum notice periods regarding operational changes	EMPLOYEES	176
Occupational health and safety			
403-1	Occupational Health and Safety System	EMPLOYEES	189
403-2	Hazard identification, risk assessment, and incident investigation	ABOUT THIS REPORT	497
403-3	Occupational health services	ABOUT THIS REPORT	498
403-4	Worker participation, consultation and communication on occupational health and safety	EMPLOYEES	190
403-5	Worker training on occupational health and safety	EMPLOYEES	191
403-6	Promotion of worker health	ABOUT THIS REPORT	498
403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	ABOUT THIS REPORT	498
403-9	Work-related injuries	EMPLOYEES	190
403-10	Occupational illnesses and diseases	EMPLOYEES	190
Training and education			
404-1	Average hours of training per year per employee	EMPLOYEES ABOUT THIS REPORT	178, 179, 504
404-2	Programs for upgrading employee skills and transition assistance programs	EMPLOYEES	177, 178
404-3	Percentage of employees receiving regular performance and career development reviews	ABOUT THIS REPORT	498
Diversity and equal opportunity			
405-1	Diversity on governance bodies and employees	ABOUT THIS REPORT	500
405-2	Ratio of basic salary and remuneration of women to men	ABOUT THIS REPORT	503
Non-discrimination			
406-1	Incidents of discrimination and corrective actions taken	EMPLOYEES	188
Freedom of association and collective bargaining			
407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	EMPLOYEES	176

GRI Specific Disclosures

Indicator	Detail of Contents	Chapter	Page
Child labor			
408-1	Operations and suppliers with significant risk for incidents of child labor	EMPLOYEES	176
Forced or compulsory labor			
409-1	Operations and suppliers with significant risk for incidents of forced or compulsory labor	EMPLOYEES	176
Local communities			
413-1	Operations with local community engagement, impact assessments and development programs	COMMUNITY	209
Supplier social assessment			
414-1	New suppliers that were screened using social criteria	SUPPLIERS	235
Customer privacy			
418-1	Substantiated complaints concerning breaches of customer privacy and loss of customer data	ABOUT US	103

Note: The information associated with the GRI Materiality General Disclosures (3-1, 3-2 and 3-3) is found in the Chapter "About this Report", on page 481.



Appendices

EMPLOYEES

GRI 401-1 (GRI 2-7) New employee hires and employee turnover

	Total number of new employee hires			Rate of new employee hires			Total number employee departures			Rate of employee departures			Employee turnover rate(*)
	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023	2023
By age group													
Under 30	459	636	339	4.5%	6.0%	3.3%	354	452	189	3.4%	4.3%	1.8%	2.5%
30-50	621	877	478	6.0%	8.3%	4.6%	847	838	688	8.2%	7.9%	6.6%	5.6%
Over 50	27	57	34	0.3%	0.5%	0.3%	200	114	219	1.9%	1.1%	2.1%	1.2%
By gender													
Women	537	803	424	5.2%	7.6%	4.1%	703	698	575	6.8%	6.6%	5.5%	4.8%
Men	570	767	427	5.5%	7.2%	4.1%	699	707	521	6.8%	6.7%	5.0%	4.6%
By region													
Tarapacá Region (I)	9	17	11	0.1%	0.2%	0.1%	14	15	13	0.1%	0.1%	0.1%	0.1%
Antofagasta Region (II)	34	40	14	0.3%	0.4%	0.1%	34	36	22	0.3%	0.3%	0.2%	0.2%
Atacama Region (III)	2	4	4	0.0%	0.0%	0.0%	6	4	10	0.1%	0.0%	0.1%	0.1%
Coquimbo Region (IV)	7	7	7	0.1%	0.1%	0.1%	17	9	8	0.2%	0.1%	0.1%	0.1%
Valparaíso Region (V)	39	59	33	0.4%	0.6%	0.3%	68	59	65	0.7%	0.6%	0.6%	0.5%
O'Higgins Region (VI)	12	15	12	0.1%	0.1%	0.1%	25	16	20	0.2%	0.2%	0.2%	0.2%
Maule Region (VII)	16	21	20	0.2%	0.2%	0.2%	23	23	20	0.2%	0.2%	0.2%	0.2%
Biobío Region (VIII)	25	34	19	0.2%	0.3%	0.2%	35	37	35	0.3%	0.3%	0.3%	0.3%
Araucanía Region (IX)	15	31	18	0.1%	0.3%	0.2%	20	29	25	0.2%	0.3%	0.2%	0.2%
Los Lagos Region (X)	13	47	14	0.1%	0.4%	0.1%	23	44	28	0.2%	0.4%	0.3%	0.2%
Aysén Region (XI)	5	8	3	0.0%	0.1%	0.0%	6	7	3	0.1%	0.1%	0.0%	0%
Magallanes Region (XII)	12	24	6	0.1%	0.2%	0.1%	16	22	14	0.2%	0.2%	0.1%	0.1%
Metropolitan Region of Santiago	910	1,240	682	8.8%	11.7%	6.6%	1,103	1,082	814	10.7%	10.2%	7.9%	7.2%
Los Ríos Region (XIV)	1	14	3	0.0%	0.1%	0.0%	5	13	11	0.0%	0.1%	0.1%	0.1%
Arica and Parinacota Region (XV)	2	7	2	0.0%	0.1%	0.0%	2	8	3	0.0%	0.1%	0.0%	0%
Ñuble Region (XVI)	5	2	3	0.0%	0.0%	0.0%	9	3	5	0.1%	0.0%	0.0%	0%
TOTAL	1,107	1,570	851	10.8%	14.8%	8.2%	1,401	1,404	1,096	13.6%	13.2%	10.6%	9.4%

Banco de Chile(*) Turnover: ((Accumulated new employee hires + Accumulated departures)/2)/ Banco de Chile employees at the end of the period.

Note: Banco de Chile's voluntary turnover rate was 2.8% in 2023.

GRI 403-2 Hazard identification, risk assessment and incident investigation

OHS risk management is part of the management system. Among the main tools and control mechanisms is the Hazard Identification and Risk Evaluation Matrix (MIPER in Spanish), which contains an organized description of activities, risks and controls in order to identify hazards and assess, control, monitor and report risks present in the organization.

MIPER development and updating is carried out annually or whenever a new risk and hazard is detected. It is done by the bank's OHS consultants, Seremi-certified risk prevention engineers and the senior managers of each area being assessed, with support from experts from the bank's workplace insurance provider.

The results of this process are reviewed, communicated and disseminated to the respective impact areas, keeping track of the action plans that arise from using this tool, which are monitored periodically through reporting panels until their respective annual update and new implementation cycle.

Any risk or danger identified by employees can be communicated directly to the 'seguridadlaboral' mailbox, which is managed by the OHS consultants. They will immediately attend to the situation and apply the respective control methods based on the circumstances. If necessary, the identity of the employee reporting the situation is kept strictly confidential, always guaranteeing a safe and healthy work environment for every employee. In addition, all employees may directly and freely go to the nearby mutual healthcare center whenever they believe they have been exposed to occupational risk factors and the treating physician will keep their case confidential.

Whenever an employee considers that he/she is exposed to risks and hazards with the potential to cause incidents, he/she is entitled to interrupt his/her work and, if necessary, leave the workplace. The employee must report this fact to his/her direct supervisor and the Occupational Health and Safety Area through the 'seguridadlaboral' mailbox within the shortest possible period of time. The foregoing is by virtue of the provisions of Article 184 Bis of the Labor Code and the bank's Internal Health and Safety Regulations.

The preventive management pillar includes the processes of statistical control, reportability and incident investigation. A specific procedure establishes the methodology for the latter process, enabling the bank to identify the personal and work factors causing incidents in order to enact control measures for the risks originating these events and the necessary preventive actions.

The investigation process will be managed by the direct supervisor of the affected person, with advice and support from the OHS consultant in charge and the Incident Investigation Commission of the Joint Health and Safety Committee for that location. If the location does not have a joint committee, an employee who has witnessed the incident must participate.

Appendices

GRI 403-3, 403-6, 403-7 Occupational health services

By virtue of Law 16,744, which establishes rules on workplace accidents and professional illnesses, Banco de Chile is a member of Safety Association of the Chilean Chamber of Construction (*Mutual de Seguridad de la Cámara Chilena de la Construcción* or *Mutual*). Through risk prevention and training programs led by the Occupational Health and Safety Area, the Mutual focuses on preventing workplace or employee commute accidents and professional illnesses. In the event of an incident, it covers medical care and rehabilitation benefits and pays the respective economic benefits.

GRI 404-3 Percentage of employees receiving regular performance and career development reviews

Percentage of total employees receiving regular performance and career development review during the reporting period

Gender

Female	88%
Male	90%

Job Category

Division managers	100%
Managers	81%
Supervisors	89%
Professional staff	89%
Technicians	88%
Administrative staff	91%

CMF 5.1.1 (GRI 2-7) Number of people by gender

Job Category	Tarapacá (Region I)		Antofagasta (Region II)		Atacama (Region III)		Coquimbo (Region IV)		Valparaíso (Region V)	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior management (division managers)	0	0	0	0	0	0	0	0	0	0
Management (managers)	1	3	4	8	2	1	6	4	11	23
Supervisory (supervisors)	1	6	9	4	3	2	7	7	17	28
Operators	0	0	0	0	0	0	0	0	0	0
Sales force	0	0	0	0	0	0	0	0	0	0
Administrative staff	14	9	30	16	13	10	35	18	119	98
Support staff	0	0	0	0	0	0	0	0	0	0
Other professionals (professional staff)	10	6	23	12	2	5	23	18	66	41
Other technicians (technical staff)	23	7	44	17	9	7	35	16	163	68
Total	**49**	**31**	**110**	**57**	**29**	**25**	**106**	**63**	**376**	**258**

CMF 5.1.1 (GRI 2-7) Number of people by gender (continued)

Job Category	O'Higgins (Region VI)		Maule (Region VII)		Biobío (Region VIII)		Araucanía (Region IX)		Los Lagos (Region X)	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior management (division managers)	0	0	0	0	0	0	0	0	0	0
Management (managers)	3	8	4	11	3	19	5	12	6	9
Supervisory (supervisors)	5	8	6	11	9	20	8	8	8	10
Operators	0	0	0	0	0	0	0	0	0	0
Sales force	0	0	0	0	0	0	0	0	0	0
Administrative staff	43	33	46	47	60	72	43	28	46	34
Support staff	0	0	0	0	0	0	0	0	0	0
Other professionals (professional staff)	28	20	24	28	37	33	17	23	26	29
Other technicians (technical staff)	36	15	49	25	102	59	50	25	48	18
Total	**115**	**84**	**129**	**122**	**211**	**203**	**123**	**96**	**134**	**100**

CMF 5.1.1 (GRI 2-7) Number of people by gender (continued)

499

Job Category	Aysén (Region XI)		Magallanes (Region XII)		Metropolitan Region		Los Ríos (Region XIV)		Arica and Parinacota (Region XV)	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior management (division managers)	0	0	0	0	2	12	0	0	0	0
Management (managers)	1	1		4	157	305	2	3	0	1
Supervisory (supervisors)	1	1	3	3	283	393	3	4	3	1
Operators	0	0	0	0	0	0	0	0	0	0
Sales force	0	0	0	0	0	0	0	0	0	0
Administrative staff	7	8	21	10	1,061	778	11	6	7	6
Support staff	0	0	0	0	0	0	0	0	0	0
Other professionals (professional staff)	2	4	8	7	1,117	1,500	5	10	1	5
Other technicians (technical staff)	3	4	9	10	1,217	837	24	5	8	5
Total	**14**	**18**	**41**	**34**	**3,837**	**3,825**	**45**	**28**	**19**	**18**

CMF 5.1.1 (GRI 2-7) Number of people by gender (continued)

Job Category	Ñuble (Region XVI)		Total
	Women	Men	
Senior management (division managers)	0	0	14
Management (managers)	1	2	620
Supervisory (supervisors)	4	1	877
Operators	0	0	0
Sales force	0	0	0
Administrative staff	12	11	2,752
Support staff	0	0	0
Other professionals (professional staff)	7	7	3,144
Other technicians (technical staff)	16	4	2,958
Total	**40**	**25**	**10,365**

Appendices

CMF 5.1.7 Number of people by nationality

Job Category	Banco de Chile									
	Chile		Venezuela		Peru		Colombia		Other	
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
Senior management (division managers)	2	10	0	0	0	0	0	0	0	2
Management (managers)	204	408	0	0	0	0	0	0	2	6
Supervisory (supervisors)	357	489	5	13	0	3	3	1	5	1
Operators	0	0	0	0	0	0	0	0	0	0
Sales force	0	0	0	0	0	0	0	0	0	0
Administrative staff	1,506	1,147	28	24	16	4	6	3	12	6
Support staff	0	0	0	0	0	0	0	0	0	0
Other professionals (professional staff)	1,333	1,673	37	54	2	7	11		13	14
Other technicians (technical staff)	1,799	1,083	20	27	7	8	4	1	6	3
Total	5,201	4,810	90	118	25	22	24	5	38	32

CMF 3.2.xiii.c and 5.1.3 (GRI 405-1) Number of people by age range

Job Category	Under 30		30-40		41-50		51-60		61 to 70		Over 70		Total
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	
Directors	0	0	0	0	1	0	0	3	1	4	0	2	11
Alternate directors	0	0	0	0	0	0	1	1	0	0	0	0	2
Senior management (division managers)	0	0	0	0	0	3	1	8	1	1	0	0	14
Management (managers)	0	1	29	61	101	163	72	148	4	39	0	2	620
Supervisory (supervisors)	2	5	122	166	145	169	92	141	9	26	0	0	877
Other professionals (professional staff)	122	187	565	832	470	479	219	205	20	45	0	0	3,144
Other technicians (technical staff)	256	225	689	463	525	248	307	153	56	29	3	4	2,958
Administrative staff	256	142	690	383	440	289	166	270	16	92	0	8	2,752
Total	636	560	2,095	1,905	1,681	1,351	857	925	106	232	3	14	10,365

CMF 3.2.xiii.d and 5.1.4 Employees by length of service

Position	Less than 3 years		3-6 years		6-9 years		9-12 years		More than 12 years		Total
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	
Directors	2	1	0	3	0	0	0	1	0	5	11
Alternate directors	0	0	1	1	0	0	0	0	0	0	2
Senior management (division managers)	0	0	0	2	0	1	0	1	2	8	14
Management (managers)	5	20	14	42	20	40	19	43	148	269	620
Supervisory (supervisors)	14	67	32	61	47	43	37	43	240	293	877
Other professionals (professional staff)	329	586	234	307	190	219	159	166	484	470	3,144
Other technicians (technical staff)	353	308	273	148	268	112	204	127	738	427	2,958
Administrative Staff	620	342	287	118	208	122	140	128	313	474	2,752
Total	1,321	1,323	840	678	733	537	559	508	1,925	1,941	10,365

CMF 3.2.xiii.e and CMF 5.1.5 Employees with disabilities

Job Category	Women	Men
Directors	0	0
Alternate directors	0	0
Senior management (division managers)	0	0
Management (managers)	2	0
Supervisory (supervisors)	7	5
Operators	0	0
Sales force	0	0
Administrative staff	31	26
Support staff	0	0
Other professionals (professional staff)	14	9
Other technicians (technical staff)	38	11
Total	**92**	**51**

CMF 5.2 (GRI 2-7 and 2-8) Employment type

501

	Open-term contract				
	No. of women	Percentage	No. of men	Percentage	Total
Tarapacá (Region I)	46	0.4%	28	0.3%	74
Antofagasta (Region II)	108	1.1%	56	0.5%	164
Atacama (Region III)	29	0.3%	25	0.2%	54
Coquimbo (Region IV)	106	1.0%	60	0.6%	166
Valparaíso (Region V)	374	3.7%	253	2.5%	627
O'Higgins (Region VI)	115	1.1%	82	0.8%	197
Maule (Region VII)	128	1.3%	118	1.2%	246
Bío Bío (Region VIII)	209	2.0%	203	2.0%	412
Araucanía (Region IX)	121	1.2%	93	0.9%	214
Los Lagos (Region X)	131	1.3%	99	1.0%	230
Aysén (Region XI)	14	0.1%	18	0.2%	32
Magallanes (Region XII)	40	0.4%	34	0.3%	74
Metropolitan Region	3,785	37.0%	3,783	37.0%	7,568
Los Ríos (Region XIV)	45	0.4%	28	0.3%	73
Arica and Parinacota (Region XV)	19	0.2%	18	0.2%	37
Ñuble (Region XVI)	39	0.4%	24	0.2%	63
Total	**5,309**	**51.9%**	**4,922**	**48.1%**	**10,231**

Appendices

	Fixed-term contract				
	No. of women	Percentage	No. of men	Percentage	Total
Tarapacá (Region I)	3	2.2%	3	2.2%	6
Antofagasta (Region II)	2	1.5%	1	0.7%	3
Atacama (Region III)	0	0.0%	0	0.0%	0
Coquimbo (Region IV)	0	0.0%	3	2.2%	3
Valparaíso (Region V)	2	1.5%	5	3.7%	7
O'Higgins (Region VI)	0	0.0%	2	1.5%	2
Maule (Region VII)	1	0.7%	4	3.0%	5
Bío Bío (Region VIII)	2	1.5%	0	0.0%	2
Araucanía (Region IX)	2	1.5%	3	2.2%	5
Los Lagos (Region X)	3	2.2%	1	0.7%	4
Aysén (Region XI)	0	0.0%	0	0.0%	0
Magallanes (Region XII)	1	0.7%	0	0.0%	1
Metropolitan Region	52	38.8%	42	31.3%	94
Los Ríos (Region XIV)	0	0.0%	0	0.0%	0
Arica and Parinacota (Region XV)	0	0.0%	0	0.0%	0
Ñuble (Region XVI)	1	0.7%	1	0.7%	2
Total	**69**	**51.5%**	**65**	**48.5%**	**134**

Note: Employees with fixed-term contracts are considered for this indicator since they do not have access to the same benefits as the bank's employees with open-term contracts.

	Independent contractors				
	No. of women	Percentage	No. of men	Percentage	Total
Banco de Chile	Not applicable				

CMF 5.3 Workplace flexibility (GRI 2-7)

	Full time employees				
	No. of women	Percentage	No. of men	Percentage	Total
Tarapacá (Region I)	46	0.5%	31	0.3%	77
Antofagasta (Region II)	104	1.0%	57	0.6%	161
Atacama (Region III)	27	0.3%	25	0.2%	52
Coquimbo (Region IV)	104	1.0%	63	0.6%	167
Valparaíso (Region V)	364	3.6%	258	2.5%	622
O'Higgins (Region VI)	113	1.1%	84	0.8%	197
Maule (Region VII)	124	1.2%	122	1.2%	246
Bío Bío (Region VIII)	209	2.0%	203	2.0%	412
Araucanía (Region IX)	117	1.1%	96	0.9%	213
Los Lagos (Region X)	128	1.3%	100	1.0%	228
Aysén (Region XI)	12	0.1%	18	0.2%	30
Magallanes (Region XII)	39	0.4%	34	0.3%	73
Metropolitan Region	3,736	36.6%	3,823	37.4%	7,559
Los Ríos (Region XIV)	44	0.4%	28	0.3%	72
Arica and Parinacota (Region XV)	19	0.2%	18	0.2%	37
Ñuble (Region XVI)	39	0.4%	25	0.2%	64
Total	**5,225**	**51.2%**	**4,985**	**48.8%**	**10,210**

Banco de Chile | 130 años

	Part-time employees				
	No. of women	Percentage	No. of men	Percentage	Total
Tarapacá (Region I)	3	1.9%	0	0.0%	3
Antofagasta (Region II)	6	3.9%	0	0.0%	6
Atacama (Region III)	2	1.3%	0	0.0%	2
Coquimbo (Region IV)	2	1.3%	0	0.0%	2
Valparaíso (Region V)	12	7.7%	0	0.0%	12
O'Higgins (Region VI)	2	1.3%	0	0.0%	2
Maule (Region VII)	5	3.2%	0	0.0%	5
Bío Bío (Region VIII)	2	1.3%	0	0.0%	2
Araucanía (Region IX)	6	3.9%	0	0.0%	6
Los Lagos (Region X)	6	3.9%	0	0.0%	6
Aysén (Region XI)	2	1.3%	0	0.0%	2
Magallanes (Region XII)	2	1.3%	0	0.0%	2
Metropolitan Region	101	65.2%	2	1.3%	103
Los Ríos (Region XIV)	1	0.6%	0	0.0%	1
Arica and Parinacota (Region XV)	0	0.0%	0	0.0%	0
Ñuble (Region XVI)	1	0.6%	0	0.0%	1
Total	**153**	**98.7%**	**2**	**1.3%**	**155**

	Percentage of total personnel			
	Remote work		Other schedule flexibility agreements	
	Women	Men	Women	Men
Banco de Chile	2.1%	2.8%	1.1%	3.2%

CMF 5.4.2 (GRI 405-2) Wage gap

Job Category	Average wage gap	Median wage gap
Division managers	102.2%	103.2%
Manager	85.0%	85.0%
Supervisors	95.9%	93.9%
Professional staff	94.3%	95.5%
Technicians	105.8%	104.2%
Administrative staff	90.8%	93.6%
Total	**96.3%**	**96.7%**

503

Appendices

CMF 5.8.ii Personnel trained

Job Category	Banco de Chile		Percentage of total with respect to Banco de Chile's total workforce	
	Women	Men	Women	Men
Senior management (division managers)	2	11	0%	0.1%
Management (managers)	206	414	2.0%	4.0%
Supervisory (supervisors)	370	507	3.6%	4.9%
Operators	0	0	0%	0%
Sales force	0	0	0%	0%
Administrative staff	1,564	1,181	15.1%	11.4%
Support staff	0	0	0%	0%
Other professionals (professional staff)	1,396	1,745	13.5%	16.8%
Other technicians (technical staff)	1,833	1,120	17.7%	10.8%
Total	**5,371**	**4,978**	**51.8%**	**48.0%**

CMF 5.8.iii (GRI 404-1) Average annual training hours per employee

	Women	Men
Division managers	99.5	40.7
Manager	63.9	61.8
Supervisors	58.4	59.0
Professional staff	45.1	47.5
Technicians	42.7	41.5
Administrative staff	44.3	43.7
Total	**45.7**	**47.5**

CMF 5.8.iv Training programs

Main Banco de Chile Training Programs	Description	Number of employees trained	% of beneficiaries with respect to total bank employees
Distinctive skills courses	Courses that address organization-wide issues (crime prevention, operational risk, among others) and that, given this cross-cutting nature, set us apart as Banco de Chile employees.	9,725	93.8%
Banco de Chile Leadership School	The Branch Managers Leadership School was specially designed for the 265 branch managers throughout Chile who participated in 24 hours of face-to-face and online sessions, strengthening their management skills and enhancing their teamwork, relationships and management of their teams. We also worked with 280 supervisors in a face-to-face session as part of the Leadership School. Leadership activities were developed through practical cases of fundamental rights, team management and feedback. Participants also had an opportunity to share their experiences, which promoted the "Leader of Chile" style.	545	5.3%
Business Academy	The purpose of this program is to provide the business knowledge necessary to serve in this role on an ongoing basis through curricula that reinforce optional skills, allow participants to deepen and acquire greater expertise in the role, and teach adaptive skills that allow participants to prepare for future challenges.	1,774	17.1%
Technology Academy	The purpose of this program is to provide ongoing and updated technology content and adaptive skills through curricula for each job family. As part of these efforts to foster the development of technological knowledge, 192 certifications have been awarded in topics related to technological trends such as cybersecurity, data & analytics, the cloud and architecture.	553	5.3%

Appendices

ENVIRONMENT

GRI 301-1 Materials used by weight or volume

Use of materials	Metric	2022	2023	% Change 2022-2023
Consumption of paper (renewable input)	Tons	258	288	12%

GRI 303-3 Water withdrawal

Water withdrawal	All zones	Zones subject to water stress
Water withdrawal by source		
Surface water (total)	0	0
Freshwater (total dissolved solids ≤ 1000 mg/l)	0	0
Other waters (total dissolved solids > 1000 mg/l)	0	0
Groundwater (total)	0	0
Freshwater (total dissolved solids ≤ 1000 mg/l)	*	*
Other waters (total dissolved solids > 1000 mg/l)	0	0
Sea water (total)	0	0
Freshwater (total dissolved solids ≤ 1000 mg/l)	0	0
Other waters (total dissolved solids > 1000 mg/l)	0	0
Water produced (total)	0	0
Freshwater (total dissolved solids ≤ 1000 mg/l)	0	0
Other waters (total dissolved solids > 1000 mg/l)	0	0
Total withdrawal of third-party water by withdrawal source		
Surface water (total)	259	*
Groundwater (total)	0	0
Sea water (total)	0	0
Water produced (total)	0	0
Total water withdrawal		
Surface water (total) + groundwater (total) + seawater (total) + produced water (total) + third-party water (total)	259	*

(*) Only one recreational center consumes well water. There are no consumption records.
Notes: Water in offices and branches is mainly used for sanitation purposes. The bank discharges its water into the country's public/private sewage systems in accordance with current regulations.

506

GRI 302-1, 302-3, 302-4 Energy consumption within the organization

Energy consumption	Metric	2019	2020	2021	2022	2023	% difference from the previous year
Total energy required by the organization	GWh	38.5	33.9	31.8	32.6	32.6	0%
Fossil fuels	GWh	3.1	2.3	2.4	2.5	2.8	12.1%
Biomass-based fuels	GWh	0	0	0	0	0	0%
Average grid electricity	GWh	35.4	31.6	0	0	0	0%
Certified 100% renewable electricity	GWh	0	0	31.6	30.1	29.8	-1.1%
Surface area of offices + branches (excl. recreational centers and subsidiaries)	thousands of m³	320	315	288	299	295	-1.2%
Total energy / Surface area of offices + branches	kWh/m³	120	108	118	109	110	1.1%
Percentage of electricity from renewable sources	%	0	0	1	1	1	0%

GRI 302-2, 302-4 Energy consumption outside of the organization

Energy consumption	Metric	2019	2020	2021	2022	2023	% difference from the previous year
Total energy required outside the organization	GWh	21	21	22	24	20.9	-12.7%
External data center services	GWh	10.6	11.5	10.6	10.8	11.2	3.5%
Armored transportation services	GWh	4.0	3.1	4.1	6.2	3.7	-40.6%
Courier transportation services	GWh	0.6	0.7	0.6	0.4	0.5	18.0%
Electricity consumed by bank customers using digital services	GWh	3.0	3.5	4.0	4.0	2.8	-28.9%
Electricity island ATMs (outside branches) + third party ATMs	GWh	2.9	2.7	2.7	2.6	2.8	6.2%



Appendices

GRI 305-1, 305-2, 305-3, 305-4, 3.1- 3.2 GHG emissions

Aspect	Unit	2019	2020	2021	2022	2023
Carbon footprint (market)	tCO$_2$e	72,952	52,215	38,481	33,110	34,915
Carbon footprint (location)	tCO$_2$e	72,952	52,215	50,585	42,103	43,725
Scope 1						
Fixed-source combustion	tCO$_2$e	63	82	59	66	64
Mobile-source combustion	tCO$_2$e	761	523	570	600	683
Fugitive emissions from refrigerants	tCO$_2$e	1,025	710	1,215	974	3,269
Scope 2						
Electricity consumed (market)	tCO$_2$e	14,373	12,142	0	0	0
Electricity consumed (location)	tCO$_2$e	14,373	12,142	12,104	8,993	8,810
Scope 3						
Office supplies + bank cards	tCO$_2$e	615	394	396	368	387
External data center services	tCO$_2$e	4,302	4,397	4,139	0	0
Fuel manufacture under Scope 1	tCO$_2$e	191	140	146	155	169
Armored transportation services	tCO$_2$e	1,329	1.04	1,362	2,053	1,214
Courier transportation services	tCO$_2$e	190	217	204	137	161
Waste and recycling	tCO$_2$e	1,124	612	678	701	757
Business trips	tCO$_2$e	1.63	881	672	480	1,029
Employee commuting	tCO$_2$e	7,899	5,542	5,690	7,079	6,770
Access to the bank: Customer trips	tCO$_2$e	34,777	20,997	20,747	18,527	18,738
Access to the bank: Island + third-party ATMs	tCO$_2$e	3,476	3,201	1,058	781	829
Access to the bank: Website	tCO$_2$e	1,197	1,337	1,545	1,189	845
Surface area of offices + branches (excl. recreational centers)	thousands of m^3	320	315	288	291	287
Emissions scope 1+2 (market) / Surface area of offices + branches	kgCO$_2$e /m^2	50.7	42.8	6.4	5.6	14.0

GRI 306-2, 306-3, 306-4, 306-5 Waste

Waste	Unit	2019	2020	2021	2022	2023
Total waste	mt	2,053	1,486	1,634	1,677	1,724
Non-hazardous to landfill -> Central buildings + Concepción (measured)	t	1,320	802	905	961	1,002
Non-hazardous to landfill -> Branches (estimated)	t	592	592	607	604	511
Non-hazardous to recycling -> Paper and cardboard	mt	115	61	88	59	96
Non-hazardous to recycling -> Miscellaneous office supplies	t	15	25	32	34	60
Non-hazardous to recycling -> Electronic waste	t	11	6	3	19	54
Hazardous to disposal -> Batteries	t	0.8	0.3	0.0	0.1	0.6
Percentage of recovered waste (not sent for disposal)	%	7%	6%	7%	7%	12%

Banco de Chile | 130 años

Subsidiaries

Corporate Name and Legal Status	Banchile Administradora General de Fondos S.A.
Address	Enrique Foster Sur 20, Floor 10, Las Condes
Subscribed and Paid-in Capital (ThCh$)	4,223,808
Corporate Purpose	The Company's sole purpose is the administration of third party resources pursuant to Law No. 20,712. In addition, it may engage in other activities complementary to its line of business as authorized by the Financial Market Commission.
Directors	Pablo Granifo Lavín (Chairman) Andrés Ergas Heymann Eduardo Ebensperger Orrego Francisco Brancoli Bravo José Luis Vizcarra Villalobos
Chief Executive Officer	Gabriela Beatriz Gurovich Camhi
% Direct interest	99.98%
% Share of assets	0.1%
Business relationship with Banco de Chile	Banchile Administradora General de Fondos S.A. has entered into various service agreements with its parent company Banco de Chile. The foregoing is notwithstanding those activities and services that Banco de Chile may provide to its subsidiaries in accordance with the provisions of Circular No. 8 and Chapter No. 11-6 of the Updated Compilation of Banking Regulations of the Financial Market Commission and other applicable regulations. In particular, in accordance with the provisions of Law No. 20,712 on the Administration of Third Party Funds and Individual Portfolios, Banchile AGF and Banco de Chile entered into a fund unit placement agent agreement on June 22, 2015, which remains in force to date, the main purpose of which is: • To promote the products and services offered by the Administrator to the general public. • To ensure the due suitability, knowledge and experience of the clients to whom they are offered in the marketing of the quotas of the various funds. • To submit to the Administrator the documentation generated with customers, having to submit to the latter the forms related to the subscription and redemption of Fund shares and APV (Voluntary Pension Savings) and any operation that according to the legislation and regulations in force may be carried out by the General Fund Administrators. • To respond to inquiries and provide to potential investors and, upon request, submit or send information from the Administrator about the Funds, the manner in which the subscription and redemption, if any, of the units can be made, and other matters of an administrative and service nature related to the Funds. In addition, under various contracts, Banco de Chile provides services to Banchile Administradora General de Fondos S.A. in areas such as Internal Control, Compliance, and Cybersecurity.

Corporate Name and Legal Status	Banchile Corredores de Seguros Limitada
Address	Helvecia 275, Las Condes
Subscribed and Paid-in Capital (ThCh$)	1,161,488
Corporate Purpose	Remunerated brokerage of general and life insurance governed by Decree with Force of Law No. 251 of 1931, as amended; and to provide pension advisory services to members and beneficiaries of the pension system governed by Decree Law No. 3,500 of 1980, as amended. The company may provide advisory services and insurance portfolio studies in order to further said purpose.
Chief Executive Officer	Jorge Yoma Rojas
% Direct interest	99.83%
% Share of assets	0.0%
Business relationship with Banco de Chile	Promotion and brokerage of insurance through Banco de Chile's channels.

‹ 509 ›

NCG 461

6.5.1.i

6.5.1.ii

6.5.1.iii

6.5.1.iv

6.5.1.v

6.5.1.vi

6.5.1.vii

6.5.1.viii

6.5.1.ix

6.5.1.x

Subsidiaries

Corporate Name and Legal Status	Banchile Corredores de Bolsa S.A.
Address	Enrique Foster Sur 20, Floor 6, Las Condes
Subscribed and Paid-in Capital (ThCh$)	62,149,705
Corporate Purpose	The company's sole purpose is to carry out securities brokerage transactions on its own account or on behalf of third parties, executing all types of transactions typical of securities brokers in accordance with the legal and regulatory provisions in force and the performance of any complementary activities that the Financial Market Commission authorizes stockbrokers to carry out.
Directors	Alfredo Tagle Quiroz (Chairman) José Agustín Vial Cruz Juan Bissone
Chief Executive Officer	Hernán Arellano Salas
% Direct interest	99.70%
% Share of assets	0.3%
Business relationship with Banco de Chile	Banchile Corredores de Bolsa S.A. has entered into several service agreements with its parent company, Banco de Chile. The foregoing is notwithstanding those activities and services that Banco de Chile may provide to its subsidiaries in accordance with the provisions of Circular No. 8 and Chapter No. 11-6 of the Updated Compilation of Banking Regulations of the Financial Market Commission and other applicable regulations. In addition, under various contracts, Banco de Chile provides services to Banchile Corredores de Bolsa S.A. in areas such as Internal Control, Compliance and Cybersecurity, among others. Pursuant to the aforementioned regulations, Banchile Corredores de Bolsa S.A. and Banco de Chile entered into a Service Agreement on June 1, 2006, the purpose of which is to promote products and channel documentation, which remains in effect to date.

NCG 461
6.5.1.i
6.5.1.ii
6.5.1.iii
6.5.1.iv
6.5.1.v
6.5.1.vi
6.5.1.vii
6.5.1.viii
6.5.1.ix
6.5.1.x

Corporate Name and Legal Status	Banchile Asesoría Financiera S.A.
Address	Andrés Bello 2687, Floor 6, Las Condes
Subscribed and Paid-in Capital (ThCh$)	125,154
Corporate Purpose	The company's exclusive purpose is to provide the following financial services complementary to the banking business: 1) advising, assistance, consulting, counseling, information provision and other services related to the search for different financing alternatives for companies and businesses; 2) services related to the analysis of, studies on or preparation or development of feasibility, investment or exploitation or expansion projects, whether for the purpose of placing or obtaining financial resources; 3) advisory and other services related to the issuance, placement, acquisition or disposal of bonds, debentures, bills of exchange, shares, securities and in general any credit or investment security; 4) advisory services related to the capitalization of companies, in any form, through the issuance or placement of shares and other securities or by other means; 5) advisory services related to the constitution of sureties or guarantees; 6) services related to the preparation or placement of bonds, debentures, bills of exchange, shares, securities and in general any credit or investment security; 6) services related to the preparation or development of all kinds of projects on rescheduling, consolidation or restructuring of liabilities or on negotiation or renegotiation of agreements or payment arrangements in general or on their compliance or termination; 7) advising and the provision of other services related to negotiations for the incorporation, acquisition, sale, transformation, merger or division of companies; 8) advice on valuations, sales, purchases, bids or contributions of companies, businesses, shares, social rights, assets, liabilities and goods in general; 9) advising and the provision of other services related to the placement of funds in the capital market; 10) advising on foreign investments and other operations with the Central Bank of Chile; and 11) advising on futures contracts on products, currencies, interest rates.
Directors	Pablo Granifo Lavín (Chairman) Julio Santiago Figueroa Eduardo Ebensperger Orrego Axel Fahrenkrog Romero Juan Alberdi Monforte
Chief Executive Officer	Ashwin Kumar Natarajan
% Direct interest	99.96%
% Share of assets	0.0%
Business relationship with Banco de Chile	Banco de Chile provides services to Banchile Asesoría Financiera S.A. through various contracts in areas such as accounting administration, tax advising, technological services and human resources.

Banco de Chile | 130 años

Corporate Name and Legal Status	Socofin S.A.
Address	Santo Domingo 1088, Santiago
Subscribed and Paid-in Capital (ThCh$)	2,457,364
Corporate Purpose	The company's purpose is to engage in the legal and out-of-court collection of current or past-due receivables on its own behalf or on behalf of third parties.
Directors	Pablo Granifo Lavín (Chairman) Eduardo Ebensperger Orrego Julio Cubillo Navarro José Luis Vizcarra Villalobos Álvaro Cumsille Capponi
Chief Executive Officer	Mario Sandoval Hidalgo
% Direct interest	99.00%
% Share of assets	0.0%
Business relationship with Banco de Chile	Collections.

‹ 511 ›

NCG 461

6.5.1.i

6.5.1.ii

6.5.1.iii

6.5.1.iv

6.5.1.v

6.5.1.vi

6.5.1.vii

6.5.1.viii

6.5.1.ix

6.5.1.x



Companies supporting the line of business

Corporate Name and Legal Status	Artikos Chile S.A.
Address	Andrés Bello 2687, Floor 7, Las Condes
Subscribed and Paid-in Capital (ThCh$)	719,763
Corporate Purpose	The development, promotion and brokerage of digital electronic commerce between companies that produce, supply, consume or broker goods and services, creating virtual communities of electronic commerce and/or digital exchange networks; and the development of information technology, networks, applications, technical assistance and technological supports for the aforementioned purposes, whether they are executed by physical means, telephone networks, wireless networks and all others that provide analog, digital or other communication services that facilitate commercial and financial operations of the banking business.
Directors	Gonzalo Campero Peters (Chairman) Álvaro Burrull Cornejo Carlos Budnevich Le-Fort Mario Gómez Dubravcic
Chief Executive Officer	Sergio Galán Bidegain
% Direct interest	50.00%
% Share of assets	0.0%

512

NCG 461
6.5.2.i
6.5.2.ii
6.5.2.iii
6.5.2.iv

Corporate Name and Legal Status	Centro de Compensación Automatizado S.A.
Address	Miraflores 222, Floor 12, Santiago
Subscribed and Paid-in Capital (ThCh$)	272,019
Corporate Purpose	Electronic transfer of information and funds, as well as providing the following services to facilitate the fulfillment of the purposes of banking entities: authorization, capture, processing, transfer and clearing of transactions, whether monetary or non-monetary; collection and payments on behalf of third parties in bank accounts and their processing; and the collection, recording, verification, transfer and distribution of publicly available information related to business records and commercial documents.
Directors	José Manuel Mena Valencia (Chairman) Óscar Von Chrismar Carvajal José Luis de la Rosa Muñoz
Chief Executive Officer	Américo Becerra Morales
% Direct interest	33.33%
% Share of assets	0.0%

Corporate Name and Legal Status	Administrador Financiero de Transantiago S.A.
Address	Avenida El Bosque Norte 211, Floor 3, Office 329, Las Condes
Subscribed and Paid-in Capital (ThCh$)	17,809,936
Corporate Purpose	Collection, management and storage of the resources of the Transantiago System and other activities that it must execute as set forth in the Contract for the Provision of Complementary Services for the Financial Administration of the Resources of the Santiago Public Passenger Transport System dated December 14, 2012 approved by Resolution No. 285 of December 21, 2012, jointly by the Ministry of Transport and Telecommunications and the Ministry of Finance.
Directors	Jorge Díaz Vial (Chairman) Mario Gómez Dubravcic Rosa Ackermann O'Reilly Juan Carlos Ferrer Ortiz Mauricio Chandía Díaz
Chief Executive Officer	Armando Espinoza Basualto
% Direct interest	20.00%
% Share of assets	0.0%

Corporate Name and Legal Status	Transbank S.A.
Address	Huérfanos 770, Floor 10, Santiago
Subscribed and Paid-in Capital (ThCh$)	97,336,444
Corporate Purpose	The purpose of the company will be to operate credit and debit cards and provide services to facilitate the fulfillment of the purposes of banking entities, such as: the authorization, capture, processing, transfer and clearing of transactions, whether monetary or non-monetary; the installation, operation and administration of sales and transaction terminals and other similar devices; the collection of payments on behalf of third parties and their processing; the electronic transfer of information and funds; and the collection, recording, verification, transfer and distribution of publicly available information related to business records and commercial documents.
Directors	Julio Guzmán Herrera (Chairman) Fernando Cañas Berkowitz Gonzalo Campero Peters Alvaro Alliende Edwards Ricardo Fry Vanni Alejandro Leay Cabrera Victor Orellana Ángel Martin Bamuele Bertuzzi Isabel Margarita Cabello
Chief Executive Officer	Patricio Santelices Abarzúa
% Direct interest	26.16%
% Share of assets	0.1%

⟨ 513 ⟩

NCG 461

6.5.2.i

6.5.2.ii

6.5.2.iii

6.5.2.iv

Companies supporting the line of business

Corporate Name and Legal Status	Sociedad de Recaudación y Pagos de Servicios Limitada
Address	Avenida Isidora Goyenechea 2800, Floor 28, Las Condes
Subscribed and Paid-in Capital (ThCh$)	521,398
Corporate Purpose	The exclusive purpose of the company shall be to allow banks or other financial institutions to engage in all activities, legal acts and operations related to those referred to in Section 1 of Article 69 of the General Banking Law except for the execution of bank current account contracts and money collection. The entity may receive deposits and drafts for current accounts; demand deposit accounts and savings accounts; provide funds accounts for payment cards issued or operated by banks, subsidiaries, support companies or non-bank companies incorporated or authorized for such purposes pursuant to Law No. 20,950, or others of a similar nature; pay checks; and engage in the activities referred to in Sections 8 and 27 of the same article, such as the collection of all kinds of services, taxes, collections, social security payments, health and others, payments and transfer of funds and securities transportation services.
Chief Executive Officer	Jaime García Escobar
% Direct interest	50.00%
% Share of assets	0.0%

‹ 514 ›

NCG 461
6.5.2.i
6.5.2.ii
6.5.2.iii
6.5.2.iv

Corporate Name and Legal Status	Sociedad Interbancaria de Depósitos y Valores S.A.
Address	Avenida Nueva Costanera 4091, Floor 4, Vitacura
Subscribed and Paid-in Capital (ThCh$)	1,197,018
Corporate Purpose	Investment in Depósito de Valores S.A.
Directors	Arturo Concha Ureta (Chairman) Sergio Concha Munilla Miguel Mata Huerta
Chief Executive Officer	Luis Opazo Roco
% Direct interest	26.81%
% Share of assets	0.0%

Corporate Name and Legal Status	Redbanc S.A.
Address	Cerro El Plomo 5630, Floor 13, Office 1301, Las Condes
Subscribed and Paid-in Capital (ThCh$)	634,500
Corporate Purpose	To install, operate, maintain, conserve and develop equipment, devices and systems in order to provide its shareholders with services aimed at facilitating their business with respect to automatic and other cash terminals and point-of-sale terminals, fund transfers and computer processing of communications and information.
Directors	Jorge Díaz Vial (Chairman) Víctor Toledo Sandoval Matías Braun Llona Manuel Gómez Flores Joaquín Contardo Silva Fernando Sáenz Castro Erwin Hahn Huber Vesna Mandakovic Pizarro Pedro Robles Echeverría
Chief Executive Officer	Ignacio de la Cuadra Garretón
% Direct interest	38.13%
% Share of assets	0.0%

Corporate Name and Legal Status	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.
Address	Cerro Colorado 5240, Torre II, Floor 8, Las Condes
Subscribed and Paid-in Capital (ThCh$)	3,150,820
Corporate Purpose	The company's sole purpose is the provision of payment clearing services and the performance of those activities related or complementary to the aforementioned line of business.
Directors	Arturo Concha Ureta (Chairman) Andrés Sanfuentes Vergara Mauricio Bonavia Figueroa Felipe Montt Fuenzalida Alejandro Alarcón Pérez René Lehuedé Fuenzalida José Isla Valle Renato Peñafiel Muñoz Carlos Budnevich Le-Fort
Chief Executive Officer	Rodrigo Osorio Petit
% Direct interest	15.00%
% Share of assets	0.0%

⟨ 515 ⟩

NCG 461

6.5.2.i

6.5.2.ii

6.5.2.iii

6.5.2.iv

Corporate Name and Legal Status	Servicios de Infraestructura de Mercado OTC S.A.
Address	Cerro Colorado 5240, Torre I, Floor 18, Las Condes
Subscribed and Paid-in Capital (ThCh$)	12,535,051
Corporate Purpose	The purpose of the company is to manage an infrastructure for the financial market to: a) operate an electronic signature platform for documents; b) provide registration, confirmation, storage, consolidation and reconciliation services for electronic documents, contracts, financial transactions and derivative instruments; and c) carry out activities related or complementary to the aforementioned line of business.
Directors	Arturo Concha Ureta (Chairman) Andrés Sanfuentes Vergara René Lehuedé Fuenzalida Renato Peñafiel Muñoz José Isla Valle Carlos Budnevich Le-Fort Felipe Montt Fuenzalida Alejandro Alarcón Pérez Mauricio Bonavia Figueroa
Chief Executive Officer	Felipe Ledermann Bernal
% Direct interest	12.33%
% Share of assets	0.0%





DECLARACIÓN DE RESPONSABILIDAD

MEMORIA ANUAL DEL BANCO DE CHILE AÑO 2023

Los Directores y el Gerente General que formulan esta declaración jurada, manifiestan que el contenido de la Memoria por el ejercicio terminado al 31 de diciembre de 2023, disponible en este documento, es veraz conforme a la información que han tenido en su poder y que les ha presentado la administración de Banco de Chile.



Pablo Granifo Lavín
RUT: 6.972.382-9
Presidente



Francisco Pérez Mackenna
RUT: 6.525.286-4
Vicepresidente



Ana Holuigue Barros
RUT: 5.717.729-2
Directora



Jaime Estévez Valencia
RUT: 4.774.243-9
Director



Jean-Paul Luksic Fontbona
RUT: 6.372.368-1
Director

Sinéad O´Connor
Directora

Paul Fürst Gwinner
RUT: 6.979.383-5
Director Suplente



Sandra Marta Guazzotti
RUT: 21.249.281-7
Directora Suplente



Eduardo Ebensperger Orrego
RUT: 9.851.837-1
Gerente General



Legal Name: Banco de Chile
Taxpayer ID Number: 97.004.000-5

Headquarters
Ahumada 251, Santiago, Chile
Phone: (56-2) 2637 1111
Fax: (56-2) 2637 3434
www.bancochile.cl
Swift BCHI CL RM

Beijing Representation Office
606 West Tower, Twin Tower, B-12
Jianguomenwai Avenue,
Chaoyang District, Beijing
Phone: (86-10) 5879 4301
Fax: (86-10) 5109 6040
bro@bancochile.bj.cn

Shareholder Relations
Banco de Chile
Agustinas 975, Office 541, Santiago, Chile
Phone: (56-2) 2653 2980
              (56-2) 2653 2294
acciones@bancochile.cl

DCV Registros S.A.
Av. Los Conquistadores 1730,
Torre Nueva Santa María, Floor 24,
Providencia, Chile
Phone: (56-2) 2393 9003
atencionaccionistas@dcv.cl
www.dcv.cl

Investor Relations
Ahumada 251, Floor 1, Santiago, Chile
Phone: (56-2) 2653 2051
              (56-2) 2653 3554
ir@bancochile.cl

Corporate Affairs and
Sustainable Development
Estado 260, Floor 3, Santiago, Chile
Phone: (56-2) 2468 3598
sostenibilidad@bancochile.cl

Design: www.marumazzini.cl
Photography: Alejandro Balart M. | Pedro Pablo Valverde G.
Icons: Freepik
Printing: Fyrma Gráfica

Banco de Chile

Banco de Chile | 130 años